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CLOUDMINDS INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As confidentially submitted to the Securities and Exchange Commission on May 16, 2019

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Cloudminds Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	7373 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

33rd Floor, Unit B
Tower 3, Wangjing SOHO
Chaoyang District, Beijing 100027
People's Republic of China
+86 10 53856575
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen's Road Central Hong Kong +852 3740-4700	David T. Zhang, Esq. Steve Lin, Esq. Kirkland & Ellis International LLP c/o 26/F, Gloucester Tower, The Landmark 15 Queen's Road Central Hong Kong +852 3761-3300

Approximate date of commencement of proposed sale to the public:
as soon as practicable after the effective date of this registration statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

           Emerging growth company ☒

           If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

           † The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee

[Class A] Ordinary Shares, par value US$0.0001 per share(1)	US$	US$

(1)
American depositary shares issuable upon deposit of [Class A] ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-            ). Each American depositary share represents            [Class A] ordinary shares.

(2)
Includes [Class A] ordinary shares that are issuable upon the exercise of the underwriters' over-allotment option. Also includes [Class A] ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These [Class A] ordinary shares are not being registered for the purpose of sales outside the United States.

(3)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We [and the selling shareholders]may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Dated                        , 2019.

American Depositary Shares

Cloudminds Inc.

Representing            [Class A] Ordinary Shares

        This is our initial public offering and no public market currently exists for our ADSs or ordinary shares. Each ADS represents                        of our [Class A] ordinary shares, par value US$0.0001 per share.

        We are offering                American depositary shares, or ADSs, [and the selling shareholders identified in this prospectus are offering                         ADSs]. [We will not receive any proceeds from the sale of ADSs by the selling shareholders.] It is currently estimated that the initial public offering price per ADS will be between US$            and US$            .

        Prior to this offering, there has been no public market for the ADSs or our ordinary shares. We intend to apply for the listing of our ADSs on the [New York Stock Exchange/Nasdaq Stock Market] under the symbol "            ."

        We are an "emerging growth company" under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

        Investing in our ADSs involves risks. See "Risk Factors" beginning on page 15.

PRICE US$            PER ADS

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to us	[Proceeds to Selling Shareholders]

Per ADS	US$	US$	US$	US$

Total	US$	US$	US$	US$

(1)
See "Underwriting" for additional disclosure regarding underwriting compensation payable by us.

        We [and the selling shareholders] have granted the underwriters the right to purchase up to an additional            ADSs to cover over-allotments.

        Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the ADSs to purchasers on                        , 2019.

        [Upon the completion of this offering, our outstanding shares will consist of                Class A ordinary shares and                Class B ordinary shares.                , will beneficially own all of our then issued Class B ordinary shares and will be able to exercise        % of the total voting power of our issued and outstanding shares if the underwriters do not exercise their over-allotment option, or        % if the underwriters exercise their over-allotment option in full. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to                votes and is convertible into one Class A ordinary share at any time by the holders thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.]

        Upon the completion of this offering, our directors, executive officers and principal shareholders will continue to have substantial control over our company. Our directors, executive officers and principal shareholders will be able to exercise        % of the total voting power of our issued and outstanding shares assuming the underwriters do not exercise their over-allotment option.

Citigroup	Credit Suisse	J.P. Morgan	UBS Investment Bank

(in alphabetical order)

Prospectus dated                        , 2019.

[Page intentionally left blank for graphics]

        You should rely only on the information contained in this prospectus or in any related free writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free writing prospectus. We [and the selling shareholders] are offering to sell, and seeking offers to buy the ADSs, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

        Neither we or any of the underwriters has taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus or any filed free writing prospectus outside the United States.

        Until                        , 2019 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under "Risk Factors," before deciding whether to invest in our ADSs. This prospectus contains information from an industry report commissioned by us and prepared by Frost & Sullivan, an independent market research firm, to provide information regarding our industry and our market position in China and globally. We refer to this report as the "Frost & Sullivan Report."

Our Mission

        Our mission is operating smart robots for people.

Market Opportunities

        We believe the world is entering a new era where intelligent robots will become increasingly prevalent in factories, warehouses, hotels, hospitals, shops and homes. Aging populations, structural labor shortages, rising labor costs and the drive for continuous productivity enhancement create growing demand for both industrial and service robots, according to Frost & Sullivan. Labor shortages are expected to become particularly acute for jobs that are dangerous, tedious or generally less desirable, creating demand for robotic substitutes. The robotics industry is now at the turning point where a new generation of robots is emerging, according to Frost & Sullivan. This new generation of robots is more cost-effective to produce, more maneuverable, capable of dynamic learning, and therefore increasingly competent to operate in uncontrolled environments. As a result, robots are expected to assist and potentially replace humans in roles such as receptionists, cleaners, security guards, and domestic helpers, among others.

        For traditional robots designed to perform simple tasks in limited scenarios, the computing capabilities carried by the chips and storage capacity built within robot bodies would be sufficient. However, for more versatile robots geared towards sophisticated tasks, such local capabilities contained in the robot body would not satisfy the needs of complex operations, nor could they deliver the required services without incurring high costs for future upgrades. Limited by their local storage capacity, it is difficult for traditional robots to store, access, or process a large amount of data. To efficiently acquire new skill sets to perform new functions, robots need to be able to self-upgrade on a continual basis, for which the localized computing is not the ideal robot architecture as the functions and applications of traditional robots are often preset with no or limited learning capability.

        To address the shortcomings of traditional robots, cloud robots that are powered by the abundant and evolving computing and storage resources in the cloud have been introduced. Cloud robots have scalable access to the powerful computation and storage resources in the cloud, and are endowed with real-time open data center and shared knowledge base via a communication network. By connecting to the knowledge sharing pool, which is contributed by all the connected robot bodies, each cloud robot would become more intelligent, adaptive and responsive to the unstructured information exchange in real world. As a result, the application scenarios of cloud robots could be largely expanded, and we believe cloud robots represent the future trend for robotics.

Our Solution

        We have built and operate an open end-to-end cloud robot system, and offer it as a service to the world. We are one of the few players that offer an end-to-end cloud robot system in the global robotics industry and are the very first to commercialize related products and services, according to Frost & Sullivan. Our pioneering world-class architecture, according to Frost & Sullivan, which consists of a "cloud brain," a "nerve network" and robot controllers, is capable of operating a massive number of intelligent and secure robots simultaneously. This architecture is complemented by our smart joint technology.

  •
  The "cloud brain" is a highly scalable operating platform that can host a large number of robot "brains" simultaneously, each empowered by our artificial intelligence (AI) capabilities and skills that are developed and customized for robot applications in various service scenarios.

  •
  The "nerve network," built upon the international mobile network infrastructures, is a highly secure and reliable intranet that is isolated from the public internet and connects robots to the "cloud brain."

  •
  Our robot controllers are specialized and secured smart devices that are designed to connect robot bodies to the "cloud brain" via the "nerve network" and serve as the local processers as well as the standardized interface through which robot "brains" control the robot bodies.

  •
  Our standardized smart compliant actuators, or smart joints, enable robots to perform diverse and more precise movement and mechanical manipulations, and enable mass production of highly compliant and secure robots that can perform human-like joint movements and complete complex tasks at reasonable costs. Based on our smart joint technology, we have developed XR-1, the first model of our next-generation XR series cloud robot. XR-1 is capable of performing a wide range of services for users, including grabbing water cups and pouring water. Our smart joints bring standardization to the industry, and other players can adopt these to build different types of robots.

        Our cloud robot system leads the evolution of the robotics industry towards an intelligent robot system, according to Frost & Sullivan. The highly scalable operating platform powered by the "cloud brain," the secure and reliable connection offered by the nerve network, the standardized interface of our robot controllers, and our versatile smart joint technology, together, formed an ecosystem with scalability potentials and capability of integrating our products and services with all relevant players in the robotics industry. Moreover, our end-to-end cloud robot system opened up numerous applications and tremendous monetization opportunities that can go beyond just robotics. For example, we generated a substantial amount of revenues from our cloud AI solutions, which has so far centered around smart devices that are embedded with corresponding end-to-end cloud AI operating systems and processing solutions related to smart city projects. In addition, we also generate revenues from sale of smart devices.

        Innovation is the key to our success as we are at the cutting edge of the AI field, secured mobile communication, and robotics. Our powerful research and development capabilities are built upon a team of over 400 experienced engineers based in China and the United States as of March 31, 2019. We also conduct joint research programs with top universities and research institutions to advance our cloud robot system. We actively protect our research and development results through intellectual properties. As of March 31, 2019, we had 62 patents registered in China and seven patents registered overseas, and had 579 and 505 pending patent applications in China and overseas, respectively. In order to motivate our team to innovate, we have created a unique patent reward program, which not only provides cash incentive for each successful patent application but also grants cash profit sharing of potential financial gains.

        Our total revenues increased by 529.1% from US$19.2 million in 2017 to US$121.0 million in 2018. Our total revenues decreased by 62.1% from US$32.7 million for the three months ended March 31, 2018 to US$12.4 million for the three months ended March 31, 2019, which was primarily attributable to the decrease in our revenues from cloud AI solutions as a result of delivery timing of purchases related to smart city projects. Our net loss was US$156.8 million in 2018 as compared to net loss of US$47.7 million in 2017, and was US$59.9 million for the three months ended March 31, 2019 as compared to net loss of US$28.9 million for the three months ended March 31, 2018. Our adjusted net loss, a non-GAAP measure defined as net loss excluding change in fair value of financial instruments, was US$67.7 million in 2018 as compared to US$37.3 million in 2017, and was US$9.4 million for the three months ended March 31, 2019 as compared to US$12.6 million for the three months ended March 31, 2018. Our continued investment in research and development, amounting to US$22.7 million in 2017 and US$54.1 million in 2018, contributed significantly to our adjusted net loss in the same periods. Our research and development expenses amounted to US$8.3 million for the three months ended March 31, 2018 and US$3.7 million for the three months ended March 31, 2019, the difference between which was primarily due to the decrease in prototype cost and cost of testing materials in line with the development cycle of a certain product. See "Prospectus Summary—Summary Consolidated Financial Data—Non-GAAP Financial Measures."

Our Competitive Strengths

        We believe that the following strengths contribute to our success:

  •
  world's leading cloud robot and services company;

  •
  innovative cloud intelligence architecture;

  •
  cutting-edge smart joint technology;

  •
  numerous applications and tremendous monetization opportunities; and

  •
  visionary and experienced management team consisting of industry veterans.

Our Strategies

        We intend to grow our business by pursuing the following key strategies:

  •
  continue to invest in our proprietary technologies;

  •
  expand our product and service offerings;

  •
  grow our customer base and explore more opportunities with existing customers; and

  •
  pursue strategic acquisition, investments and alliances opportunities.

Our Challenges

        Our business and successful execution of our strategies are subject to certain challenges, risks and uncertainties related to our business and our industry, regulation of our business and corporate structure and doing business in China.

        The challenges, risks and uncertainties we face include, but are not limited to, our ability to:

  •
  successfully operate in an emerging and rapidly evolving market;

  •
  improve public's willingness to adopt cloud robot technologies and services;

  •
  timely develop and commercialize new products, services and enhancements;

  •
  successfully implement our current or future monetization strategies;

  •
  effectively manage our supply chain;

  •
  detect, avoid and fix any defects;

  •
  compete with alternative robot technologies, improvements in the existing robot control mechanism, or other advances in new cloud robot technologies;

  •
  derive expected benefits from our business partnerships and strategic alliances;

  •
  reduce our substantial dependence on our top customers and expand supplier base;

  •
  achieve expected returns from our investments in research and development;

  •
  turn profitable;

  •
  protect our intellectual property rights; and

  •
  defend ourselves in future intellectual property infringement claims.

        Please see "Risk Factors" and other information included in this prospectus for a discussion of these and other risks and uncertainties that we face.

Corporate History and Structure

        In March 2015, we incorporated Cloudminds Inc. in the Cayman Islands as our offshore holding company to facilitate financing and offshore listing. Shortly following its incorporation, Cloudminds Inc. established a wholly-owned subsidiary in Hong Kong, Cloudminds (Hong Kong) Limited, in May 2015.

        In April 2015, we commenced our operations through Cloudminds (Shenzhen) Holdings Co., Ltd., which we refer to as Cloudminds Shenzhen or our VIE. Due to the PRC legal restrictions on foreign ownership in companies that provide telecommunications related services in China, we provide cloud robot and services, cloud AI solutions, smart devices, as well as other related business in China through our VIE.

        In September 2015, Cloudminds (Hong Kong) Limited established a wholly-owned subsidiary in China, Cloudminds (Shenzhen) Robotics Systems Co., Ltd., which we refer to as Cloudminds Robotics or our WFOE.

        Our contractual arrangements with our VIE and its shareholders (i) allow us to exercise effective control over our VIE, (ii) enable or obligate us to absorb substantially all of the economic benefits or losses from our VIE that could be significant to it, and (iii) give us an exclusive option to purchase or designate any third party to purchase all or part of the equity interests in and assets of our VIE when and to the extent permitted by PRC law. For more details, including risks associated with the VIE structure, please see "—Agreements that provide us with effective control over our VIE," "—Agreement that allows us to receive economic benefits from our VIE," "—Agreement that provides us with the option to purchase the equity interests in and assets of our VIE," and "Risk Factors—Risks Relating to Our Corporate Structure."

        As a result of our direct ownership in our WFOE and the VIE contractual arrangements, we are regarded as the primary beneficiary of our VIE, and we treat it and its subsidiaries as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of our VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

        The chart below summarizes our corporate structure and identifies our significant subsidiaries, our VIE and its significant subsidiaries, as of the date of this prospectus:

Notes:

(1)
Haitao Jiang, Bing Wang, and Guanghua Yang, Jing Wang, Qi Li, Shenzhen Zhongke Growth Equity Investment Fund Partnership (Limited Partnership), Changxing Youqing Investment Management Partnership (Limited Partnership) and Anji Boye Investment Partnership (Limited Partnership) each holds 44.12%, 8.82%, 22.06%, 7.94%, 5.29%, 4.41%, 2.94% and 4.41% equity interests in Cloudminds Shenzhen. Each of Haitao Jiang, Bing Wang, and Guanghua Yang is an employee of our company. Each of Jing Wang, Qi Li, Changxing Youqing Investment Management Partnership (Limited Partnership) and Anji Boye Investment Partnership (Limited Partnership) is a beneficial owner of our company.

(2)
Non-controlling individual shareholders who are not affiliated with us hold 45% equity interest in this entity.

Implications of Being an Emerging Growth Company

        As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an "emerging growth company" pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under

Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company's internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards and we do not plan to opt out of such exemptions afforded to an emerging growth company.

        We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.00 billion in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates is at least US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Corporate Information

        Our principal executive offices are located at 33rd Floor, Unit B Tower 3, Wangjing SOHO, Chaoyang District, Beijing 100027, People's Republic of China. Our telephone number at this address is +86 10 53856575. Our registered office in the Cayman Islands is located at the office of International Corporation Services Ltd., PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman, KY1-1106, Cayman Islands.

        Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.cloudminds.com. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is                         , located at                        .

Conventions that Apply to this Prospectus

        Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

  •
  "ADRs" are to the American depositary receipts that evidence our ADSs;

  •
  "ADSs" are to our American depositary shares, each of which represents                 [Class A] ordinary shares;

  •
  "China" or the "PRC" are to the People's Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

  •
  ["Class A ordinary shares" are to our Class A ordinary shares, par value US$0.0001 per share;

  •
  "Class B ordinary shares" are to our Class B ordinary shares, par value US$0.0001 per share;]

  •
  "Cloudminds," "we," "us," "our company" and "our" are to Cloudminds Inc., our Cayman Islands holding company and its subsidiaries, its consolidated variable interest entity and the subsidiaries of the consolidated variable interest entity;

  •
  "ordinary shares" are to our ordinary shares, par value US$0.0001 per share, and upon and after the completion of this offering, are to our [Class A and Class B] ordinary shares, par value US$0.0001 per share;

  •
  "RMB" and "Renminbi" are to the legal currency of China;

  •
  "shares" are to our ordinary shares and preference shares;

  •
  "US$," "U.S. dollars," "$," and "dollars" are to the legal currency of the United States;

  •
  "VIE" are to Cloudminds (Shenzhen) Holdings Co., Ltd., or Cloudminds Shenzhen; and

  •
  "WFOE" are to Cloudminds (Shenzhen) Robotics Systems Co., Ltd., or Cloudminds Robotics.

        We use U.S. dollars as the reporting currency in our financial statements and in this prospectus. Assets and liabilities denominated in Renminbi are translated into U.S. dollars at the rates of exchange as of the balance sheet date, equity accounts are translated at historical exchange rates, and revenues and expenses are translated using the average rate of exchange in effect during the reporting period. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this prospectus, all translations from Renminbi to U.S. dollars were made at RMB6.7112 to US$1.00, the noon buying rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on March 29, 2019. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

        Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

THE OFFERING

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.
ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).
[ADSs offered by the selling shareholders	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).]
ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).
Ordinary shares outstanding immediately after this offering

            [ordinary shares, comprised of            Class A ordinary shares and            Class B ordinary shares (or            ordinary shares if the underwriters exercise their over-allotment option in full, comprised of            Class A ordinary shares and            Class B ordinary shares). This number does not include shares issuable upon the exercise of the outstanding warrants to purchase our shares and assumes the conversion, on a one-for-one basis, of all outstanding preference shares into ordinary shares immediately upon the completion of this offering.]

The ADSs	Each ADS represents [Class A] ordinary shares, par value US$0.0001 per share.

The depositary will hold [Class A] ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary in exchange for [Class A] ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the "Description of American Depositary Shares" section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary shares

[Our ordinary shares will be redesignated to Class A ordinary shares and Class B ordinary shares immediately prior to the completion of this offering. Holders of Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each Class A ordinary share will be entitled to one vote, and each Class B ordinary share will be entitled to            votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale of Class B ordinary shares by a holder thereof to any person other than            or any entity which is not ultimately controlled by any of            , such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares. For a description of Class A ordinary shares and Class B ordinary shares, see "Description of Share Capital."]

Over-allotment option	We [and the selling shareholders] have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs.
Use of proceeds

We expect that we will receive net proceeds of approximately US$            million from this offering, assuming an initial public offering price of US$            per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for (i) research and development of products, services and technologies, (ii) operation infrastructure investment, ecosystem buildup and expansion of production capacities, (iii) sales and marketing, development of sales channels and expanding market shares and (iv) general corporate purposes, working capital and potential strategic investments and acquisitions. See "Use of Proceeds" for more information.

[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

Lock-up

[We, our directors, executive officers, all of our existing shareholders and certain holders of share-based awards have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions.] See "Shares Eligible for Future Sale" and "Underwriting."

[Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of            ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed share program.]

Listing

We intend to apply to have the ADSs listed on the [New York Stock Exchange/Nasdaq Stock Market] under the symbol "            ." Our ADSs and shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depositary Trust Company on , 2019.
Depositary

SUMMARY CONSOLIDATED FINANCIAL DATA

        The following summary consolidated statements of comprehensive loss and cash flow data for the years ended December 31, 2017 and 2018, and summary consolidated balance sheet data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statements of comprehensive loss and cash flow data for the three months ended March 31, 2018 and 2019, and summary consolidated balance sheet as of March 31, 2019 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

        The following table presents our summary consolidated statements of comprehensive loss data for the periods indicated.

	For the Year Ended December 31,		For the Three Months Ended March 31,
	2017	2018	2018	2019
	(US$ in thousands, except for shares and per share data)
Summary Consolidated Statements of Comprehensive Loss:
Revenues from third parties:
Cloud Robot and Services	25	14,658	43	321
Cloud AI Solutions	14,294	72,607	31,997	6,684
Smart Devices	970	32,641	446	5,110
Others	3,747	837	178	234

Total revenues from third parties	19,036	120,743	32,664	12,349

Revenues from related parties	201	282	3	30

Total revenues	19,237	121,025	32,667	12,379

Cost of revenues	(19,055)	(114,636)	(32,251)	(11,161)

Gross profit	182	6,389	416	1,218

Operating expenses:
Sales and marketing	(8,470)	(11,455)	(1,887)	(4,361)
General and administrative	(8,410)	(13,308)	(2,003)	(2,902)
Research and development	(22,669)	(54,074)	(8,342)	(3,680)

Total operating expenses	(39,549)	(78,837)	(12,232)	(10,943)

Operating loss	(39,367)	(72,448)	(11,816)	(9,725)

Foreign exchange (loss)/gain	(637)	2,730	(1,034)	60
Change in fair value of financial instruments	(10,423)	(89,061)	(16,332)	(50,451)
Other income, net	2,372	1,468	195	208
Loss before income tax	(47,744)	(156,995)	(28,890)	(59,860)
Income tax benefit	—	227	—	—
Net loss	(47,744)	(156,768)	(28,890)	(59,860)

Net loss attributable to Cloudminds Inc.	(47,744)	(156,384)	(28,890)	(59,266)
Net loss per share:
Basic and diluted	(0.71)	(2.33)	(0.43)	(0.88)
Shares used in the net loss per share computation:
Basic and diluted	67,100,001	67,100,001	67,100,001	67,100,001
Foreign currency translation adjustments	1,489	(3,549)	443	1,458

Comprehensive loss	(46,255)	(160,317)	(28,447)	(58,402)

Comprehensive loss attributable to Cloudminds Inc.	(46,255)	(159,933)	(28,447)	(57,808)

        The following table presents our summary consolidated balance sheet data as of December 31, 2017 and 2018 and March 31, 2019.

	As of December 31,		As of March 31,
	2017	2018	2019
	(US$ in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	62,018	17,952	50,126
Inventories	33,039	4,427	4,839
Property and equipment, net	5,561	7,475	7,518
Total assets	183,926	97,032	122,958
Total liabilities	186,953	215,960	300,288
Total mezzanine equity	103,544	129,156	129,156
Total shareholders' deficit	(106,571)	(251,481)	(309,289)

        The following table presents our summary consolidated cash flow data for the periods indicated.

	For the Year Ended December 31,		For the Three Months Ended March 31,
	2017	2018	2018	2019
	(US$ in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(36,713)	(88,839)	(9,554)	(8,772)
Net cash generated from/(used in) investing activities	7,953	(10,847)	(723)	(614)
Net cash generated from financing activities	83,630	52,682	—	41,532
Exchange rate effect on cash, cash equivalents and restricted cash	(707)	2,934	(1,054)	59

Net increase/(decrease) in cash, cash equivalents and restricted cash	54,163	(44,070)	(11,331)	32,205
Cash, cash equivalents and restricted cash at beginning of the year/period	7,920	62,083	62,083	18,013

Cash, cash equivalents and restricted cash at end of the year/period	62,083	18,013	50,752	50,218

Non-GAAP Financial Measures

        We use adjusted net loss, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net loss represents net loss excluding change in fair value of financial instruments.

        We believe that adjusted net loss helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we are included in net loss. We believe that adjusted net loss provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management uses in its financial and operational decision making.

        Adjusted net loss should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review our historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

        The table below sets forth a reconciliation of our net loss to adjusted net loss for the periods indicated:

	For the Year Ended December 31,		For the Three Months Ended March 31,
	2017	2018	2018	2019
	(US$ in thousands)
Net loss	(47,744)	(156,768)	(28,890)	(59,860)
Add:
Change in fair value of financial instruments	10,423	89,061	16,332	50,451

Adjusted net loss	(37,321)	(67,707)	(12,558)	(9,409)

RISK FACTORS

        An investment in the ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in the ADSs. Any of the following risks could have a material and adverse effect on our business, financial condition and results of operations. In any such case, the market price of the ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We operate in an emerging and rapidly evolving market, which makes it difficult to evaluate our business and future prospects.

        Cloud robotics represents a new and emerging market within the rapidly evolving robotics industry. Therefore, our business and future prospects are difficult to evaluate. We cannot accurately predict the extent to which demand for robots in general, or cloud robots specifically will increase, if at all. As a result, we apply new and flexible business models to adapt to the rapidly evolving robotic market, but we cannot assure you that our business models are effective or can be timely adjusted to address the market change. You should consider the challenges, risks and uncertainties frequently encountered by companies using new and unproven business models in rapidly evolving markets. These challenges include our ability to:

  •
  generate sufficient revenue to achieve and maintain profitability;

  •
  attract and retain customers of our cloud robot system and related products and services;

  •
  attract and retain additional highly-qualified personnel;

  •
  acquire and maintain our market share;

  •
  manage growth in our operations;

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  develop and renew contracts for our cloud robot products and services; and

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  access additional capital when required and on reasonable terms.

        If we fail to successfully address these and other challenges, risks and uncertainties, our business, results of operations and financial condition would be materially harmed.

Our future growth is dependent upon the public's willingness to adopt cloud robot technologies and services.

        Demand for cloud robot technologies and services depends to a large extent on the economic, political and social conditions in a given market: the infrastructure supporting the "cloud brain" and "nerve network," and the introduction of new robot controllers and robot bodies. As our business grows, the economic environment and trends will impact our business, prospects and operating results as well.

        In addition, the demand for our products and services will be very dependent on the adoption by enterprises and consumers of robots in general and cloud robots in particular. Due to its nascency, the market for cloud robot systems continue to evolve rapidly, characterized by different robot technologies, solutions and infrastructures, increasing competition, evolving government regulation and industry standards and changing customer demands. Any of the factors described above may cause current or potential customers not to purchase our products or use our services. If the market for cloud robot systems does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be adversely affected.

If we fail to successfully develop and commercialize new cloud robot products and services in a timely manner, our operating results may be materially adversely affected.

        Cloud robotics is a new and emerging market with rapid technological advances and evolving standards. Our future growth depends on whether we can continue to develop and introduce cloud robot products and services in a timely manner. Our capability to introduce new or enhanced products is in turn affected by a number of factors, including efficient product manufacturing logistics, reliable distribution channels and, more importantly, our research and development capabilities that bring cutting-edge technologies to the market.

        If we are unable to commercialize new products and services, our competitors may increase their market share, which could adversely impact our operating results. In addition, the research and development of new products and services can be complex and costly. The complexity could create delays or materially impact the benefits we expect to achieve at all. In addition, our business may be adversely affected if there is a delay in market acceptance of new products and services or we do not timely optimize complementary product lines and services.

We cannot guarantee that our current or future monetization strategies will be successfully implemented or will generate sustainable revenue, profit or positive operating cash flows.

        Our business model is relatively nascent and still evolving. We have historically primarily focused on developing our end-to-end cloud robot system, which consists of a "cloud brain," a "nerve network," robot controllers and robot bodies. However, revenues from cloud AI solutions and smart devices contributed to 79.3%, 87.0% and 95.3% of our total revenues for the years ended December 31, 2017 and 2018 and for the three months ended March 31, 2019, respectively. As we continue to build our end-to-end cloud robot system, we plan to implement multiple monetization strategies, some of which are still at the inception or trial stage. If our current or future monetization strategies do not succeed as we anticipate, we may not be able to maintain or increase our revenue, profits or operating cash flows. Furthermore, we may not be able to identify suitable business partners for our new monetization initiatives. We plan to continue to introduce new products and services to further diversify our revenue streams, including those with which we have little or no prior development or operating experience. If these new products and services fail to engage users or business partners, we may fail to generate sufficient revenue and profit to justify our investments, and our business and operating results may suffer as a result.

We may experience significant delays in the design, manufacture, launch and marketing of new models of our robots due to supply chain management which could harm our business and prospects.

        We rely on suppliers for certain materials, components and robot bodies and parts, and outsource our manufacturing and logistics to third-party or related service providers. A continuous and stable supply of these materials, components and robot bodies and parts that meet our standards is crucial to the timely rollout of our products and services. The inability of suppliers to deliver necessary production materials or equipment could disrupt our production plan and make it more difficult for us to implement our business strategy. The unavailability or reduced availability of materials for our production or the inability of manufacturing and logistics service providers to perform those services on a timely or cost-effective basis may cause significant delays in the design, manufacture, launch and marketing of new models of our robots, which could materially and adversely affect our business and financial results.

If our products are found to have significant defects, our reputation could be damaged, we could incur significant expenses to remediate such defects and we could lose market share.

        Our robots, controllers, smart joints and other devices are highly complex. Product defects can occur throughout the product development, design and manufacturing processes or as a result of our use of third parties' components, raw materials, and manufacturing service. Not all of our suppliers provide back-to-back warranties for the components or raw materials they supply. Although we are protected under back-to-back warranties by the majority of our suppliers, we are not certain that the terms of these warranties can sufficiently shield us from potential liabilities when they arise. We could face risks if our products are found to have defects or cause personal injury or property damage. These risks may increase as we further develop and commercialize our cloud robot system and introduce a wider range of products and services. Our cloud robot system also may experience quality or reliability problems. The highly sophisticated "cloud brain" and "nerve network" we have developed may contain bugs and other defects that interfere with their intended operation. Any defect may cause reduced sales and revenue, damage to our reputation, repair or remediation costs, delays in the release of new products or versions, or legal liability. While we maintain a reserve for product warranty costs based on certain estimates and our knowledge of current events and actions, our actual warranty costs may exceed our reserve, resulting in current period expenses and a need to increase our reserve for warranty costs. Our insurance providers may be unable or unwilling to pay a claim, and losses not covered by insurance could be large, which could negatively impact our financial condition.

        We are also subject to potential recalls of our products to repair manufacturing defects or in the event of a failure to comply with customers' order specifications or applicable regulatory standards, and may have to conduct recalls of our products due to defects in components or parts manufactured by suppliers from which we purchase and incorporate into our products. We may also be required to remedy or retrofit hardware products in the event that an order is not built to a customer's specifications or where a design error has been made. The financial cost and impact to our reputation of significant retrofit and remediation events or product recalls could have a material adverse effect on our business and operating results.

Developments in alternative robot technologies, improvements in the existing robot control mechanism or in new cloud robot technologies may impact our market share, impede the development of cloud robotics or make our technologies obsolete, thereby materially and adversely affecting the demand for our products and services.

        Developments in alternative robot technologies, improvements in the existing robot control mechanism or in new cloud robot technologies may materially and adversely affect our business and prospects in ways we do not currently anticipate. Other types of robot technologies, such as real-time on-board processing, may become the dominant form of robot control mechanism, which could undermine our competitive position or make our robots obsolete, either generally or for particular types of services. Even if cloud robotics becomes the dominant robot systems, our future success will depend upon our ability to develop and introduce a variety of new capabilities and enhancements to our cloud robot system, as well as introduce a variety of new product and service offerings, to address the changing needs of the markets in which we offer our robots. Delays in introducing new products, services or enhancements, failure to choose correctly among technical alternatives or failure to offer innovative products, services or enhancements at competitive prices may cause existing and potential customers to forego purchases of our products and services and purchase those of our competitors'. Moreover, the development of new products has required, and will continue to require, that we expend significant financial and management resources. If we are unable to devote adequate resources to develop new technologies, products or services or cannot do so on a timely basis, we could lose market share, and our revenue and profits could decline.

We face risks relating to our business partnerships and strategic alliances.

        We have entered into and may in the future enter into cooperation and alliances with various third parties to further our business purpose from time to time. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or damage to their reputation from events relating to their business, we may also suffer negative publicity or damage to our reputation by virtue of our association with any such third party. In addition, apart from in-house robot bodies, our ecosystem embraces robot bodies supplied by third-party robot manufacturers. Typically, we make modification to the robot bodies so that they become compatible with our cloud robot system and controllable through the "cloud brain." If we encounter difficulties in finding the third-party robot manufacturers and developers creating robot bodies compatible with our cloud robot system, the expansion and monetization of our ecosystem may be delayed.

We received substantially all of our revenue in 2018 from a limited number of customers and we rely on a limited number of suppliers for certain materials or services.

        Six of our customers accounted for approximately 26%, 18%, 16%, 15%, 11% and 11%, respectively, of our total revenues in 2018. We expect a small number of customers will continue to account for a significant portion of our revenue in the foreseeable future. If one of our key customers stops purchasing from us, materially reduces its demand for our products and services, or delays its orders for our products and services, this could have a material impact on our operations and financial results. We may experience a reduction in revenue, which could harm our results of operations and financial condition.

        We rely on suppliers for certain materials, components and equipment that we use in production and other aspects of our business, as well as for services such as manufacturing and logistics. Continuous and stable supply of these components and services that meet our standards is critical to our operations and production. For certain materials or services, we may rely on a single or a limited number of suppliers, or upon suppliers in a single location. Four suppliers accounted for more than 10% of our cost of revenues during the years ended December 31, 2018. We may experience operational difficulties with our manufacturers, including reductions in the availability of production capacity, failures to comply with product specifications, insufficient quality control, failures to meet production deadlines, increases in manufacturing costs and longer lead time required. Our manufacturers may experience disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters, component or material shortages, cost increases or other similar problems. In addition, we may not be able to renew contracts with our contract manufacturers or identify manufacturers who are capable of producing new products we target to launch in the future. Shortages or delays or loss of any of these suppliers and manufacturers could have a material adverse effect on the Company's business.

We make significant investments in research and development that may not achieve expected returns.

        Research and development is a core part of our business, thus we will continue to make significant investments in research, development, and commercialization for existing products, services and technologies. This includes the "cloud brain," the "nerve network," robot controllers, and other related product and service offerings. Investments in new technology involve risks. Commercial success depends on many factors, including the extent of technological innovation, infrastructure support, and customer adoption. If customers do not perceive our product and service offerings as providing significant new functionality or other value. We may not achieve material revenue growth from new product, service, and technologies. Our competitors may surpass us in technological innovation, hindering our ability to commercialize new and competitive products that meet the needs and demands of the market in a timely manner or at all, which consequently may adversely impact our operating results as well as our reputation.

We have incurred losses in the past, and may continue to do so in the future.

        We have incurred net losses since our inception, including loss from operations of US$39.4 million and US$72.4 million for the years ended December 31, 2017 and 2018, and net losses of US$47.7 million and US$156.8 million for the years ended December 31, 2017 and 2018. These losses reflect the substantial investments we made to grow our business. We cannot assure you that we will be able to generate net profits in the future.

        We expect to continue to invest in the development and expansion of our business in areas including:

  •
  research and development;

  •
  sales and marketing; and

  •
  incurring costs associated with general administration, including legal, accounting and other expenses related to being a public company upon completion of this offering.

        As a result of these increased expenses, we will have to generate and sustain increased revenue to be profitable in future periods. Further, in future periods, our revenue growth rate could decline, and we may not be able to generate sufficient revenue to offset higher costs and achieve or sustain profitability. If we fail to achieve, sustain or increase profitability, our business and operating results could be adversely affected.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services, and brand.

        Our patents, trademarks, trade secrets, copyrights, or other intellectual property rights are important assets. However, our existing and future intellectual property rights may not be sufficient to protect our products, technologies or designs and may not prevent others from developing competing products, technologies or designs. We may not have sufficient intellectual property rights in all countries and regions to prevent unauthorized third-party from misappropriating our proprietary technologies and the scope of our intellectual property might be more limited in certain countries and regions. Furthermore, there is always the possibility, despite our efforts, that the scope of the protection gained will be insufficient or that an issued patent may be deemed invalid or unenforceable.

        In addition, it is often difficult to register, maintain and enforce intellectual property rights in China. Chinese statutes and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, intellectual property ownership and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect or enforce our intellectual property rights in China.

        Litigation may be necessary to enforce our intellectual property rights. Initiating infringement proceedings against third parties can be expensive and time-consuming, and divert management's attention from other business concerns. In addition, we may not prevail in litigations to enforce our intellectual property rights against unauthorized use.

We are, and may in the future be, subject to intellectual property claims, which are costly to defend, could result in significant damage awards, and could limit our ability to use certain technologies in the future.

        As we adopt new technologies and roll out new products and services, we face the risk of being subject to intellectual property infringement claims that may arise from our use of new technologies and provision of new products and services. Any intellectual property claims, with or without merit, could be time-consuming and expensive to defend, and could divert our management's attention away from the execution of our business plan. Moreover, any settlement or adverse judgment resulting from the claim could require us to pay substantial amounts or obtain a license to continue to use the intellectual property that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. There can be no assurance that we would be able to obtain a license from the third party asserting the claim on commercially reasonable terms, if at all, or that we would be able to develop alternative technology on a timely basis, if at all, or that we would be able to obtain a license to use a suitable alternative technology to permit us to continue offering, and our customers to continue using, our affected product. For example, our trademark application for our company logo is being contested before the United States Patent and Trademark Office. We may continue to be involved in similar disputes and may have to appear in front of administrative bodies to defend against patent assertions against our products by companies, some of whom may attempt to gain competitive advantage or leverage in licensing negotiations.

Revenues from Cloud AI solutions and smart devices account for a significant portion of our revenue, and any inability to further diversify our revenue base or any decrease in such sales may materially and adversely affect our business.

        A significant portion of our revenue was derived from cloud AI solutions and smart devices. In 2017 and 2018 and for the three months ended March 31, 2019, revenues from those contributed to 79.3%, 87.0% and 95.3% of our total revenue, respectively. Though we expect this revenue concentration in those sales to decline over time when we ramp up the monetization of our cloud robot system, we may not be successful in our monetization efforts and may continue to heavily rely on cloud AI solutions and smart devices for a significant portion of our revenue. A decrease in the revenues from those products and services, an increase in the material and manufacturing costs, changing user preferences or material quality issues concerning those products and services may materially and adversely affect our business and operating results in the near future. Moreover, the delivery timing of purchases related to smart city projects may cause revenues from cloud AI solutions to fluctuate between periods.

Laws and regulations governing the robotics industry in jurisdictions where we operate are still developing and constantly evolving, and public policies in this area are subject to changes.

        Laws and regulations governing the robotics industry in jurisdictions where we operate are still developing and constantly evolving, as industrial and commercial applications of robotics become increasingly prevalent. Examples of such laws and regulations include those related to consumer protection and product liability, autonomous vehicles and traffic, data protection and cyber security, medical devices, commercial contracting, and safety. For example, the European Parliament passed resolution on February 16, 2017 with recommendations to the Commission on Civil Law Rules on Robotics, calling for legislation that will ensure societal stability and the safety of humans. If we fail to comply with existing and future applicable laws, regulations, or if major shifts of governmental policies occur in any jurisdiction that we have operations in, we may be forced to discontinue, partially or entirely, our business in the applicable jurisdictions or even be subject to penalties or sanctions, or our business, financial condition and results of operations would be materially and adversely affected.

We collect, store and use certain user data and information, which subjects us to complex and evolving laws and regulation regarding privacy and data protection.

        We collect, store, process and use our customers' identity information and other biometric and behavioral data, and we purchase certain data from third parties as well. While we take measures intended to protect the security, integrity and confidentiality of the personal information and other sensitive information we collect, store or transmit, we cannot guarantee that inadvertent or unauthorized use or disclosure will not occur, or that third parties will not gain unauthorized access to this information. The loss, misuse or compromise of such information may result in costly investigations, remediation efforts and notification to affected users. If such content is accessed by unauthorized third parties or deleted inadvertently by us or third parties, our brand and reputation and our sales could be adversely affected. Cyberattacks could also adversely affect our operating results, consume internal resources, and result in litigation or potential liability for us and otherwise harm our business.

        Many jurisdictions, including China and the United States, continue to consider the need for greater regulation or reform to the existing regulatory framework. In the United States, all 50 states have now passed laws to regulate the actions that a business must take in the event of a data breach, such as prompt disclosure and notification to affected users and regulatory authorities. In addition to the data breach notification laws, some states have also enacted statutes and rules requiring businesses to reasonably protect certain types of personal information they hold or to otherwise comply with certain specified data security requirements for personal information. Additionally, the U.S. federal and state governments will likely continue to consider the need for greater regulation aimed at restricting certain uses of personal data for targeted advertising. In the European Union, or EU, the General Data Protection Regulation, or GDPR, which came into effect on May 25, 2018, increased our burden of regulatory compliance and requires us to change certain of our privacy and data security practices in order to achieve compliance. The GDPR implements more stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. The GDPR further provides that EU member states may make their own additional laws and regulations in relation to certain data processing activities, which could further limit our ability to use and share personal data and could require localized changes to our operating model. Under the GDPR, fines of up to €20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, may be assessed for non-compliance, which significantly increases our potential financial exposure for non-compliance. Since the GDPR only came into effect recently, the potential risks associated with non-compliance therewith are uniquely difficult to predict. Finally, in China, the PRC Cybersecurity Law, which became effective in June 2017, leaves substantial uncertainty as to the circumstances and standard under which the law would apply and violations would be found. Outside of the United States and the EU, many jurisdictions have adopted or are adopting new data privacy and data protection laws that may impose further onerous compliance requirements, such as data localization, which prohibits companies from storing data relating to resident individuals in data centers outside the jurisdiction. The proliferation of such laws within jurisdictions and countries in which we operate current or may operate in the future may result in conflicting and contradictory requirements.

        In order for us to maintain or become compliant with applicable laws as they come into effect, it may require substantial expenditures on resources to continually evaluate our policies and processes and adapt to new requirements that are or become applicable to us. Complying with any additional or new regulatory requirements on a jurisdiction-by-jurisdiction basis would impose significant burdens and costs on our operations or may require us to alter our business practices. While we strive to protect our users' privacy and data security and to comply with material data protection laws and regulations applicable to us, it is possible that our practices are, and will continue to be, inconsistent with certain regulatory requirements. Our international business expansion could be adversely affected if these laws and regulations are interpreted or implemented in a manner that is inconsistent with our current business practices or that requires changes to these practices. If these laws and regulations materially limit our ability to collect and use our users' data, our ability to continue our current operations without modification, develop new services or features of the products and expand our user base will be impaired. Any failure or perceived failure by us to comply with applicable data privacy laws and regulations, including in relation to the collection of necessary end-user consents and providing end-users with sufficient information with respect to our use of their personal data may result in fines and penalties imposed by regulators, governmental enforcement actions (including enforcement orders requiring us to cease collecting or processing data in a certain way), litigation and/or adverse publicity. Proceedings against us—regulatory, civil or otherwise—could force us to spend money and devote resources in the defense or settlement of, and remediation related to, such proceedings.

Privacy concerns relating to our technology could damage our reputation and deter current and potential users or customers from using our products and services. We could be harmed by data loss or other security breaches.

        Concerns about our practices with regard to the collection, use, disclosure, or safekeeping of personal information or other privacy related matters, even if unfounded, could damage our reputation and adversely affect our operating results. Our products and services involve the storage and transmission of users' and customers' proprietary information, and theft and security breaches expose us to a risk of loss of this information, improper use and disclosure of such information, litigation, and potential liability. Any systems failure or compromise of our security that results in the release of our users' data, or in our or our users' inability to access such data, could seriously damage our reputation and brand and, therefore, our business, and impair our ability to attract and retain users. We expect to continue to expend significant resources to maintain security protections that shield against theft and security breaches.

        We may experience cyberattacks of varying degrees in the future. Our security measures may also be breached due to employee error, malfeasance, system errors or vulnerabilities, including vulnerabilities of our vendors, suppliers, their products, or otherwise. Such breach or unauthorized access, increased government surveillance, or attempts by outside parties to fraudulently induce employees, users, or customers to disclose sensitive information in order to gain access to our data or our users' or customers' data could result in significant legal and financial exposure, damage to our reputation, and a loss of confidence in the security of our products and services that could potentially have an adverse effect on our business. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, become more sophisticated, and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Additionally, cyberattacks could also compromise trade secrets and other sensitive information and result in such information being disclosed to others and becoming less valuable, which could negatively affect our business. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and we could lose users and customers.

Interruption, failure of our own "nerve network," or network and communications infrastructure of third-party vendors, could impair our ability to provide products and services, which could damage our reputation and harm our results of operations.

        Our ability to provide our cloud robot products and services depends on the continuing operation of our secure global intranet, which is built upon the existing mobile network infrastructures of multiple telecoms operators in different jurisdictions. Any damage to, or failure of, our "nerve network" or the underlying mobile network could interrupt our services and the operation of our products, and we may not have any access to comparable alternative networks or services in the event of disruptions. Service interruptions could reduce our revenue and profit and damage our brand if our systems are perceived to be unreliable. Our network systems may be subject to damage or interruption as a result of regulatory constraints and policy shifts, terrorist attacks, wars, earthquakes, floods, fires, power loss, telecommunications failures, computer viruses, and similar events. In addition, if third-party vendors experience unforeseen difficulties in building and operating technical infrastructure that is crucial for our envisioned cloud robots, such as the 5G mobile intranet network, or if they for a variety of reasons limit or deny our access to and usage of their network infrastructure, our results of operations could also be adversely affected.

We might experience significant coding or configuration errors in our system, products and services.

        Despite testing prior to the release and throughout the lifecycle of a product or service, our system, products and services sometimes contain coding errors that can impact their function,

performance and security, and result in other negative consequences. The detection and correction of any errors in released products and services can be time consuming and costly. Errors in our system, products and services could affect their ability to properly function or operate with other products and services, could delay the development or release of new products or services or new versions of products or services, could create security vulnerabilities in our system, products and services, and could adversely affect market acceptance of our products or services. If we experience errors or delays in releasing our products and services or new versions thereof, our sales could be affected and revenues could decline. Enterprise customers rely on our system, products and services to run their operations and errors in our system, products and services could expose us to product liability, performance and warranty claims as well as significant harm to our brand and reputation, which could impact our future sales.

If we do not successfully maintain the quality of data, including that gathered and gleaned by ourselves and that purchased from third parties, our cloud robot system and service may be compromised, materially and adversely affecting our business and operating results.

        Our AI algorithms are based on analysis of data we gather or purchase from third parties. Size and quality of data is critical to deliver value to customer and our research and development efforts given the continuous self-learning with machine learning. If either is compromised, our cloud robot may not perform effectively and our AI development could be compromised. As a result, our services may be disrupted. Our results of operations and financial condition may be materially and adversely affected.

Any unauthorized control or manipulation of our system or robots or theft or vandalism of our robots could degrade our ability to conduct our business, compromise the integrity of our products, result in significant data losses and the theft of our intellectual property, damage our reputation or, expose us to liability to third parties, among other consequences.

        Our cloud robot system contains complex information technology that connects the robot body and controllers through the secure intranet to the "cloud brain". We have designed, implemented and tested security measures intended to prevent unauthorized access to our system and robots. For example, our highly secure global intranet connecting robots to our AI cloud is built upon the existing mobile network infrastructures of multiple telecoms operators, and is isolated from the public internet. We also apply blockchain technologies to authenticate the entrance of devices to the intranet and further boost the security of our network. However, Blockchain technology is still in its early stage of development, and there is no guarantee that it will be as effective as we expected it to be. Hackers may attempt in the future, to gain unauthorized access to modify, alter and use such networks, robots and systems to gain control of, or to change, the system or individuals robot's functionality, user interface and performance characteristics, or to gain access to data stored in or generated by the system. There can be no assurance that vulnerabilities will not be identified in the future, or that our remediation efforts are or will be successful. Any unauthorized access to or control of our system or robot or any loss of data could result in legal claims or proceedings. In addition, regardless of their veracity, reports of unauthorized access to our system, robots and data, as well as other factors that may result in the perception that our system, robots or data are capable of being "hacked," could negatively affect our brand and harm our business, prospects, financial condition and operating results. Moreover, our deployed cloud robots may invite inappropriate handling, theft, vandalism and other damages, the financial cost and impact of which could have a material adverse effect on our business and operating results.

We rely on access to third-party intellectual property, which may not be available to us on commercially reasonable terms or at all.

        Certain of products and services we offer incorporate third-party intellectual property, which requires licenses from those third parties. Based on past experience and industry practice, we believe such licenses generally can be obtained on reasonable terms. There is, however, no assurance that the necessary licenses can be obtained on acceptable terms or at all. Failure to obtain the right to use third-party intellectual property, or to use such intellectual property on commercially reasonable terms, could preclude us from selling certain products or services, or otherwise have a material adverse impact on our financial condition and operating results.

We face competition from other players in the robotics and its adjacent industry, including diversified technology providers, as well as competition from providers offering alternative products, which could negatively impact our results of operations and cause our market share to decline.

        A number of companies have developed or are developing robots that will compete with our product and service offerings. Many current and potential competitors have substantially greater financial, marketing, research and manufacturing resources than we possess, and there can be no assurance that our current and future competitors will not be more successful than us. The global market for robots is highly competitive, rapidly evolving and subject to changing technologies, shifting customer needs and expectations and the likely increased introduction of new products. Our ability to remain competitive will depend to a great extent upon our ongoing performance in the areas of product development and customer support.

        In the event the robotics market expands further, we expect that competition will intensify as additional competitors enter the market and current competitors expand their product lines. Existing competitors or new entrants may price aggressively, have better performance or functionality, or incorporate technological advances that we have not yet developed or implemented. Increased competitive pressure could result in a loss of sales or market share or cause us to lower prices for our products, any of which would harm our business and operating results. We cannot assure you that our products will continue to compete favorably or that we will be successful if the competitive landscape intensified. Our failure to compete successfully could cause our revenue and market share to decline, which would negatively impact our results of operations and financial condition.

Demand for our products is variable and hard to predict. Our operating results could be materially harmed if we are unable to accurately forecast consumer demand for our products or manage our inventory.

        Our products and services are used across different industries market segments, and demand for our product and service offerings may vary. We must forecast production and inventory needs in advance with our suppliers and manufacturer, and our ability to do so accurately could be affected by many factors, including an increase or decrease in customer demand for our products or those of our competitors, the success of new products in the market, sales promotions by us or our competitors, and unanticipated shifts in general economic conditions or consumer confidence levels. A material demand shortfall as compared with our forecasts could trigger an inventory write-down or write-off or sell the excess inventory at discounted prices. This would have a negative impact on our gross margin and could create reputation risk. In addition, if we were to have excess inventory, we may have reduced working capital, which could adversely affect our ability to invest in other important areas of our business such as marketing and product development. If demand exceeds our forecast and we do not have sufficient inventory to meet this demand, we would have to rapidly increase production and suffer higher supply and manufacturing costs that would lower our gross margin. Any of these scenarios could adversely impact our operating results and financial condition.

Errors, misconduct and failure to function by our employees or service providers could harm our business and reputation.

        We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and service providers. We depend on our employees and service providers to operate our system, manufacture our products, and provide our services. We could be materially adversely affected by errors, misconduct and failure to function by our employees or service providers, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. For example, in addition to the application of AI, our cloud keeps human supervision in the loop to augment training efficiency, and the machine learning process as well as serve as an additional layer of security. However, this human-in-the-loop element exposes us to risks related to human error. It is not always possible to identify and deter misconduct or errors by employees or service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. Furthermore, we may be subject to civil or criminal liability as a result of the misconduct of our employees or services providers.

If we were to lose the services of key personnel, we may not be able to execute our business strategy.

        Our future success depends in a large part upon the continued service of key members of our senior management team. In particular, William Xiao-Qing Huang, our founder and chairman, is critical to the overall management of our business and the development of our technology. They also play a key role in maintaining our culture and setting our strategic direction. The loss of key personnel could seriously harm our business. The loss of any member of our senior management team might significantly delay or prevent the achievement of our business objectives and could materially harm our business and customer relationships. In addition, because of the highly technical nature of our products, any significant loss of our existing and future engineering personnel could have a material adverse effect on our business and operating results. In addition, if any of our senior management or key personnel joins a competitor or forms a competing company, we may be disadvantaged by risks associated with potential loss of knowhow, trade secrets or business partners.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

        We believe that our current cash and cash equivalents, anticipated cash raised prior to this offering, and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months from the date of this prospectus. We may, however, require additional cash resources due to changed business conditions or other future developments. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

We have a limited operating history, which makes it difficult to evaluate our future prospects.

        We were established in 2015. As we only have a limited history of operating our business at its current scale, it is difficult to evaluate our future prospects, including our ability to plan for our future growth. Our limited operating experience, uncertainty concerning how the cloud robotics industry may develop, and other economic factors beyond our control, may reduce our ability to accurately forecast demand for our products and accordingly, our quarterly or annual revenues. As such, any predictions about our future revenues and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more developed and predictable market.

We have not recognized any share-based compensation expense to date but will recognize a substantial amount of share-based compensation expense upon the completion of this offering, which will have a significant impact on our results of operations.

        On March 28, 2016, our shareholders and board of directors approved the 2016 Share Plan, which we refer to as the 2016 Plan in this prospectus, to offer persons selected by our company an opportunity to acquire a proprietary interest in the success of our company, or to increase such interest by acquiring shares. The maximum aggregate number of ordinary shares that may be issued under the 2016 Plan is 39,932,287 ordinary shares. As of the date of this prospectus, awards to purchase or receive upon request 17,853,417 ordinary shares have been granted and are outstanding, excluding awards that were forfeited after the relevant grant dates. We are required to account for share options and restricted share units granted to our employees, directors and consultants in accordance with Codification of Accounting Standards, or ASC 718, "Compensation—Stock Compensation" and ASC 505-50, "Equity, Equity-Based Payments to Non-Employees." We are required to classify share options granted to our employees, directors and consultants as equity awards and recognize share-based compensation expense based on the grant-date fair value of such share options and restricted share units, with the share-based compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. Because the vesting of the share options and restricted share units granted by us is also conditional upon completion of this offering, we have not recognized share-based compensation expense relating to these share options and restricted share units granted by us yet.

        As a result, upon the completion of this offering, we expect to begin to recognize a substantial amount of share-based compensation expense, and we expect the recognition of such share-based compensation expenses to have a significant impact on our results of operations in the fiscal quarter in which this offering is completed. As of March 31, 2019, the total unrecognized compensation costs associated with share options and restricted share units granted to employees and consultants amounted to US$15.5 million. As the vesting of the share options and restricted share units is subject to the completion of this offering, this constitutes a performance condition that is not considered probable until the completion of this offering. Moreover, if additional share options or other equity incentives are granted to our employees, directors or consultants in the future, we will incur additional share-based compensation expense and our results of operations will be further adversely affected. For further information on our equity incentive plans and information on our recognition of related expenses, please see "Management—2016 Share Plan."

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

        Prior to this offering, we have been a private company with limited accounting and financial reporting personnel and other resources with which we address our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2017 and 2018, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

        The material weakness identified is the Company's lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules. We are in the process of implementing a number of measures to address the material weakness.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting." However, we cannot assure you that these measures may fully address the material weakness and deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remediated.

        Upon completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report in our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an "emerging growth company" as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

        During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Our business is subject to the risks of international operations.

        Our international operations include the United States and Japan, among others, and we intend to expand our operations into additional regions. Compliance with foreign laws and regulations that apply to our international operations increases our cost of doing business in foreign jurisdictions. These laws and regulations include data privacy requirements, labor relations laws, tax laws, foreign currency-related regulations, anti-competition regulations, prohibitions on payments to governmental officials, market access, import, export and general trade regulations, including but not limited to economic sanctions and embargos. Violations of these laws and regulations could result in fines and penalties, criminal sanctions against us, our officers or our employees, and prohibitions on the conduct of our business, including the loss of trade privileges. Any such violations could result in prohibitions on our ability to offer our products and services in one or more countries, could delay or prevent potential acquisitions and could also materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, our business and our operating results. Compliance with these laws requires a significant amount of management attention and effort, which may divert management's attention from running our business operations and could harm our ability to grow our business, or may increase our expenses as we engage specialized or other additional resources to assist us with our compliance efforts. Our success depends, in part, on our ability to anticipate these risks and manage these difficulties. We monitor our operations and investigate allegations of improprieties relating to transactions and the way in which such transactions are recorded. Where circumstances warrant, we provide information and report our findings to government authorities, but no assurance can be given that action will not be taken by such authorities.

        We generated substantially all of our revenues from mainland China and Hong Kong in 2018. A majority of our revenues and expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. However, as our business and operation expand in international markets, we could be exposed to increased foreign exchange risks for other currencies.

Any trade disputes or protection policies may affect our business.

        Our products have been exported overseas. In the event that any of the countries and regions to which we exported or will export imposes trade sanctions on China or enforces import restriction or tariffs in relation to our products, our business and operations may be adversely affected. Furthermore, we use certain overseas suppliers to obtain components and raw materials for the production of our products, such as processors. In the event that the Chinese government imposes import tariffs, trade restrictions or other trade barriers affecting the importation of such components or raw materials, we may not be able to obtain a steady supply of necessary components or raw materials at competitive prices, and our business and operations may be materially and adversely affected.

        In particular, on March 8, 2018, the President of the United States exercised his authority to issue the imposition of significant tariffs on imports of steel and aluminum from a number of countries, including China. Following that, the United States and China initiated multiple rounds of tariff increases levied on hundreds of billions' worth of exported merchandise from the other country. On March 8, 2019, The U.S. government announced to increase tariffs to 25%. These tariffs are in addition to two earlier rounds of tariffs implemented against Chinese products on June 6, 2018 and August 16, 2018 that amount to tariffs on US$50 billion of Chinese products imported into the U.S. In response, China has imposed, and has proposed to impose additional tariffs on a number of the U.S. goods, on a much smaller scale, in the current time.

The tax laws of the jurisdictions in which we operate may adversely affect our business and our financial results and may reduce the value of our shareholders' investment in our ordinary shares or ADSs.

        The tax laws applicable to our business activities are subject to change and uncertain interpretation. Our tax position could be adversely impacted by changes in tax rates, tax laws, tax practice, tax treaties or tax regulations or changes in the interpretation thereof by the tax authorities in jurisdictions in which we do business.

        Moreover, we conduct operations through our subsidiaries in various tax jurisdictions pursuant to transfer pricing arrangements between us, our parent company and our subsidiaries. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on applicable tax authorities. If tax authorities in any jurisdiction in which we operate were to successfully challenge our transfer prices as not reflecting arms' length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which could potentially result in a higher tax liability to us. Furthermore, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions. Such circumstances could adversely affect our financial condition, results of operations and cash flows.

Discontinuation or reduction of any of the government incentives available to us in the PRC could adversely affect our financial condition and results of operations.

        Local PRC governmental authorities have implemented various incentive policies to reward and support the development of business. For example, we received certain financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. In addition, certain of our subsidiaries or consolidated entities enjoyed preferential enterprise income tax rates either due to high and new technology enterprise status or operation in certain districts. Government incentives, as well as preferential tax treatment alike, may be subject to review and discretion of the relevant local governmental authorities and may be adjusted or revoked. The discontinuation or reduction of any government incentives currently available to us will cause our income to vary, which could have an adverse effect on our financial condition and results of operations.

We have invested in and acquired, and may continue to invest in and acquire, assets, technologies and businesses, but such efforts may fail.

        We have invested in and acquired, and may continue to invest in and acquire, assets, technologies and businesses that are complementary to our business in the future. For example, in 2018, we acquired a controlling stake in INNFOS (Beijing) Technology Co. Acquired businesses or assets may not yield the results we expect. In addition, investments and acquisitions involve uncertainties and risks, including:

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  potential ongoing financial obligations and unforeseen or hidden liabilities, including liability for infringement of third-party copyrights or other intellectual property;

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  costs and difficulties of integrating acquired businesses and managing a larger business;

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  in the case of investments where we do not obtain management and operational control, lack of influence over the controlling partner or shareholder, which may prevent us from achieving our strategic goals in the investments;

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  possible loss of key employees of a target business;

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  potential claims or litigation regarding our board's exercise of its duty of care and other duties required under applicable law in connection with any of our significant acquisitions or investments approved by the board;

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  diversion of resources and management attention;

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  regulatory hurdles and compliance risks, including the anti-monopoly and competition laws, rules and regulations of China and other jurisdictions; and

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  enhanced compliance requirements for outbound acquisitions and investment under the laws and regulations of China.

        Any failure to address these risks successfully may have a material and adverse effect on our financial condition and results of operations. Investments and acquisitions may require a significant amount of capital, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we use our equity securities to pay for investments and acquisitions, we may dilute the value of our ADSs and the underlying [Class A] ordinary shares. If we borrow funds to finance investments and acquisitions, such debt instruments may contain restrictive covenants that could, among other things, restrict us from distributing dividends. Moreover, acquisitions may also generate significant amortization expenses related to intangible assets. We may also incur impairment charges to earnings for investments and acquired businesses and assets.

Adverse economic or market conditions or unfavorable media coverage may harm our business.

        Adverse economic conditions, including inflation, recession, or other changes in economic conditions, may cause lower or delayed spending on advanced technologies such robots which could adversely impact our revenue. If demand for our robots and other devices declines, our revenue will be adversely affected. Challenging economic conditions also may impair the ability of our customers to pay for products and services they have purchased. As a result, allowances for doubtful accounts and write-offs of accounts receivable may increase.

        As our operation involves the rapidly evolving technological frontiers such as AI and cloud computing, we may receive a high degree of media coverage globally. Unfavorable publicity regarding us, for example, our robot products, AI capabilities, privacy practices, product changes, product quality, litigation, or regulatory activity, or regarding the actions of our partners or our users, could seriously harm our reputation. Such negative publicity could also adversely affect the size, demographics, engagement, and loyalty of our customers and partners and result in decreased revenue or slower revenue growth rates, which could seriously harm our business.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and noncompliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

        We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct activities, including the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws and regulations. Those laws generally prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a "foreign official" for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. A violation of these laws or regulations could adversely affect our business, results of operations, financial condition and reputation.

        We have direct or indirect interactions with officials and employees of government agencies and stateowned affiliated entities in the ordinary course of business. We have also entered into business partnerships with government agencies and state-owned or affiliated entities. These interactions subject us to an increased level of compliance-related concerns. We will adopt and implement policies and procedures designed to ensure compliance by us and our directors, officers, employees, representatives, consultants, agents and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations. However, our policies and procedures may not be sufficient and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

        Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation. In addition, changes in economic sanctions laws in the future could adversely impact our business and investments in our shares.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

        We are a Cayman Islands company and our PRC subsidiaries are currently considered to be foreign-invested enterprises. In March 2015, we incorporated Cloudminds Inc. in the Cayman Islands as our offshore holding company to facilitate financing and offshore listing. In May 2015, we established Cloudminds (Hong Kong) Limited, or Cloudminds HK, in Hong Kong, which subsequently became our wholly-owned subsidiary. In September 2015, we established Cloudminds Robotics, our WFOE, wholly owned by Cloudminds HK. We subsequently obtained control over Cloudminds Shenzhen through our WFOE by entering into a series of contractual arrangements with Cloudminds Shenzhen, our VIE, and its shareholders, which (i) allow us to exercise effective control over our VIE, (ii) enable or obligate us to absorb substantially all of the profits or all the expected losses from our VIE that could be significant to our VIE, and (iii) give us an exclusive option to purchase or designate any third party to purchase all or part of the equity interests in and assets of our VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIE and hence consolidate its financial results under U.S. GAAP. See "Corporate History and Structure" for further details.

        Our PRC legal counsel, Jingtian & Gongcheng, based on its understanding of the relevant laws and regulations, is of the opinion that (i) the ownership structure relating to the VIE complies with current PRC laws and regulations; and (ii) our contractual arrangements with the VIE and its shareholders are valid, binding and enforceable on all parties to the contractual arrangements and do not violate current PRC laws or regulations. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel.

        If we or any of our VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

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  revoking the business licenses and/or operating licenses of such entities;

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  shutting down our servers or blocking our website, or discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our WFOE and our VIE;

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  imposing fines, confiscating the income from our WFOE or our VIE, or imposing other requirements with which we or our VIE may not be able to comply;

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  requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE;

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  restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business;

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  confiscating any of our income is deemed to be obtained through illegal operations;

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  discontinuing or placing restrictions or onerous conditions on our operations;

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  imposing additional conditions or requirements with which we may not be able to comply; or

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  taking other regulatory or enforcement actions against us that could be harmful to our business.

        The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of our VIE in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of our VIE, our ability or obligation to absorb substantially all of the economic benefits or losses from our VIE that could be significant to it, and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to exert effective control over or consolidate the financial results of our VIE in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

We rely on contractual arrangements with our VIE and its shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.

        Our VIE contributed substantially majority of our consolidated revenues for the years ended December 31, 2017 and 2018 and a majority of our consolidated revenues for the three months ended March 31, 2019, respectively. We have relied and expect to continue to rely on contractual arrangements with our VIE and its shareholders to conduct certain of our key businesses. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of our VIE in an acceptable manner or taking other actions that are detrimental to our interests.

        If we had direct ownership of our VIE, we would be able to exercise our rights as shareholders to effect changes in the board of directors of our VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIE and its shareholders of their obligations under the contracts to exercise control over our VIE. However, the shareholders of our consolidated VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with our VIE. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitrations, litigations and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See "—Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business." Therefore, our contractual arrangements with our VIE may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

        Our company and Cloudminds Robotics have entered into a series of contractual arrangements with our VIE and its shareholders. For a description of these contractual arrangements, see "Corporate History and Structure." If our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, the effectiveness of which may not be enforceable under PRC laws. For example, if the shareholders of our VIE refuse to transfer their equity interest in our VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

        All of the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delays. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct our business may be negatively affected.

The shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

        The shareholders of our VIE include Haitao Jiang, Bing Wang, and Guanghua Yang, all of which are our employees, as well as Jing Wang, Qi Li, Changxing Youqing Investment Management Partnership (Limited Partnership) and Anji Boye Investment Partnership (Limited Partnership), all of which are beneficial owners of our company. Conflicts of interest may arise from them in their roles as shareholders, directors or officers of our company and as shareholders of our consolidated affiliated entity. These shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

        Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the amended and restated exclusive purchase option agreement with these shareholders to request them to transfer all of their equity interests in our VIE to Cloudminds Inc. or its designated person, to the extent permitted by PRC laws. For the shareholders who are also our directors and executive officers, we rely on them to abide by the laws of the Cayman Islands and China, which provide that directors owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gain. There is currently no specific and clear guidance under PRC laws that addresses any conflict between PRC laws and laws of Cayman Islands in respect of any conflict relating to corporate governance. The shareholders of our VIE have executed powers of attorney to appoint our company to vote on their behalf and exercise voting rights as shareholders of our VIE. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our VIE, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

        The shareholders of our VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in our VIE and the validity or enforceability of our contractual arrangements with its shareholders. For example, in the event that any of the shareholders of our VIE divorces his or her spouse, the spouse may claim that the equity interest of our VIE held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder's spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over our VIE by us. Similarly, if any of the equity interests of our VIE is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over our VIE or have to maintain such control by incurring unpredicted costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIE and its subsidiaries, owe additional taxes, which could negatively affect our financial condition and the value of your investment.

        Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm's length principles. We may face material and adverse tax consequences if the PRC tax authorities determine the contractual arrangements among our WFOE, our VIE and shareholders of our VIE were not entered into on an arm's length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could increase our tax expenses. In addition, the PRC tax authorities may impose interests and other penalties on our VIE, WFOE, or their affiliates, for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE's tax liabilities increase or if it is required to pay interests and other penalties.

We may lose the ability to use and enjoy assets held by our VIE that are material to the operation of certain portion of our business if the VIE goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

        As part of our contractual arrangements with our VIE, our VIE and its subsidiaries hold certain assets that are material to the operation of certain portion of our business, including permits, domain names and most of our IP rights. If our VIE goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our VIE may not, in any manner, sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business without our prior consent. If our consolidated affiliated entity undergoes a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

        On March 15, 2019, the National People's Congress approved the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, "foreign investment" refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that operation conducted by foreign investors or foreign-invested enterprises via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Risks Related to Doing Business in China

We may fail to obtain, maintain and update licenses and permits necessary to conduct our operations in the PRC, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the telecommunication industry in the PRC.

        Under the Telecommunications Regulations of the PRC, or the Telecom Regulations, telecommunications service providers are required to procure telecommunication service operating licenses from the telecommunication authorities. We have obtained the telecommunication service operating license from the Ministry of Industry and Information Technology, or MIIT, for our "nerve network" and "cloud brain" service in the PRC. However there can be no assurance that we will be able to maintain our existing licenses or permits necessary to provide our current service in the PRC, renew any of them when their current term expires, or update existing licenses or obtain additional licenses necessary for our future business expansion. The failure to obtain, retain, renew or update any license or permit generally, and our telecommunication service operating license in particular, could materially and adversely disrupt our business and future expansion plans.

        For example, the specific classification of types of telecommunication services is provided in the Telecommunication Business Catalogue published and updated by the MIIT, according to the Telecom Regulations. The latest version of the Catalogue of Telecommunications Business (2015 Version), was published on the official website of MIIT on December 28, 2015, together with the Interpretation of New Telecommunication Business Catalogue by Relevant Officials of the MIIT, or the Official Interpretation. According to the Official Interpretation, "the internet resources collaboration services business was added into the Telecommunication Services Catalogue to reflect the rapid developments in the cloud computing industry," and it is believed that the cloud service providers are required to obtain telecommunication service operating license with the internet resources collaboration services business which is included in the internet data center services. We have updated our telecommunication service operating license on July 12, 2018, with the internet resources collaboration services business included. However, since this is a comparatively new requirement without clear explanation for cloud computing or cloud services in the Telecom Regulations or the Telecommunication Services Catalogue, it is uncertain whether the MIIT may regard any of our companies in China as being non-compliant due to lack of necessary operating permit, and penalties could be assessed against us, and our business, financial condition, expected growth and prospects would be materially and adversely affected as a result.

        In addition, if future PRC laws or regulations governing the telecom industry require that we obtain additional licenses or permits or update existing licenses in order to continue to provide our "nerve network" and "cloud brain" services, there can be no assurance that we would be able to obtain such licenses or permits or update existing licenses in a timely fashion, or at all. If any of these situations occur, our business, financial condition and prospects would be materially and adversely affected.

Third-party big data collection vendors from whom we purchase data packets may fail to comply with laws of network security and personal information protection in the PRC, and our business may be materially and adversely affected.

        Personal information, such as personal identity card information, contact information, whereabouts information, etc., is deemed as part of the right to personality and cannot be bought and sold at will under the PRC laws. For example, according to the Cyber Security Law, network operators shall not provide the personal information to others without the consent of the persons whose data is collected. However the Cyber Security Law also provides that the circumstance where the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons is an exception. See "Regulations—Regulations on Cyber Security" for additional details. Some part of the big data were purchased from third-party big data collection vendors for our research, and those data packets were information that we cannot match with specific persons. However, there can be no assurance that the third-party big data collection vendors from whom we purchase data packets comply with the related personal information protection regulations to provide big data collection services in the PRC and their failure to comply with these regulations could materially and adversely affect our business.

        In addition, if future PRC laws or regulations governing big data collection industry require that the big data collection vendors from whom we purchase data packets obtain necessary licenses or permits in order to continue to provide their big data collection services, there can be no assurance that they would be able to obtain such licenses or permits in a timely fashion, or at all. If any of these situations occur, our business, financial condition and prospects could be materially and adversely affected.

Our use of certain leased properties for R&D and sales function could be challenged by third parties or governmental authorities, which may cause interruptions to our business operations.

        Some of the lessors of our properties leased by us for R&D and sales function in China have not provided us with their property ownership certificates or any other documentation proving their right to those properties. If the lessors do not have the right to lease those properties, or those properties are considered to be illegal property under the PRC laws, our relevant lease agreements could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or other parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. Although we may seek damages from such lessors, such leases may be void and we may be forced to relocate. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties' challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.

Certain of our leasehold interests in leased properties have not been registered with the competent PRC governmental authorities as required by relevant PRC laws, which may expose us to potential fines.

        We have not registered certain of our lease agreements with the competent government authorities. Under the relevant PRC laws and regulations, we may be required to register and file the executed lease agreements with the relevant government authorities. Any failure to register the lease agreements for our leased properties will not affect the validity of these lease agreements, and we have not received any rectification order or been subject to any fine in respect of non-registration of lease agreements. However, the competent housing authorities may order us to register the lease agreements in a prescribed period of time or impose a fine ranging from RMB1,000 to RMB10,000 for each non-registered lease agreement if we fail to complete the registration within the prescribed timeframe.

Changes in China's economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

        A very large part of our operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China's economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

        While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.

        We conduct our business primarily through our PRC subsidiaries and consolidated VIE in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our business in China.

        From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

        Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property and procedural rights could adversely affect our business and impede our ability to continue our operations.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

        We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and for services of any debt we may incur. Our subsidiaries' ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and our consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

        Our PRC subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us.

        The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

        In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and consolidated affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

        We are an offshore holding company conducting our operations in China through our PRC subsidiaries and VIE. We may make loans to our PRC subsidiaries and VIE subject to the approval or registration from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under the PRC laws, are subject to foreign exchange loan registrations. In addition, an FIE shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of an FIE shall not be used for the following purposes: (a) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (b) directly or indirectly used for investment in securities or investments other than banks' principal-secured products unless otherwise provided by relevant laws and regulations; (c) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (d) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

        In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or VIE or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

        The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China's foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

        Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

        Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

        The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

        Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the Ministry of Commerce of the People's Republic of China, or the MOFCOM, be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, were triggered. Moreover, the Anti-Monopoly Law promulgated by the

Standing Committee of the National People's Congress of China which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

        In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents' Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

        Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

        We have requested PRC residents who we know hold direct or indirect interest in our company to make the necessary applications, filings and registrations as required under SAFE Circular 37 and our PRC resident shareholders, namely Haitao Jiang, Guanghua Yang, Bing Wang, Jiumei Li, Haotian Cui, and Wei Zhu have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under SAFE Circular 37. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, limit the ability of our wholly foreign-owned subsidiaries in China to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us, and we may also be prohibited from injecting additional capital into these subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under the PRC laws for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

        In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options will be subject to these regulations when our company becomes an overseas-listed company upon the completion of this offering. While we believe those executive officers and other employees who have been granted options have completed SAFE registrations, any failure to do so may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries' ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See "Regulation—Regulations on Foreign Exchange—Employee Stock Incentive Plan."

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.

        The Standing Committee of the National People's Congress enacted the Labor Contract Law in 2008, and amended it on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

        Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. If we fail to make adequate social insurance and housing fund contributions, we may be subject to fines and legal sanctions, and our business, financial conditions and results of operations may be adversely affected.

        These laws designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our employment practices may not be at all times be deemed in compliance with the regulations. As a result, we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations, and our business, financial conditions and results of operations may be adversely affected.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

        Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its "de facto management body" within the PRC is considered a "resident enterprise" and will be subject to PRC enterprise income tax on its global income at the rate of 25%. The implementation rules define the term "de facto management body" as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or the SAT issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT's general position on how the "de facto management body" text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (a) the primary location of the day-to-day operational management is in the PRC; (b) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (c) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (d) at least 50% of voting board members or senior executives habitually reside in the PRC.

        We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body." If the PRC tax authorities determine that Cloudminds Inc. or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such subsidiaries could be subject to PRC tax at a rate of 25% on its worldwide income, which could materially reduce our net income. We may also be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares at a rate of 10%, if such income is treated as sourced from within the PRC. Furthermore, if PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of Cloudminds Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Cloudminds Inc. is treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

        In February 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Circular 7. SAT Circular 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Circular 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an "indirect transfer" by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or the SAT Circular 37, which came into effect on December 1, 2017. The SAT Circular 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

        We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Circular 7 and SAT Circular 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

        Our independent registered public accounting firm that issues the audit reports included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

        Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditors' audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

        The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors' audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against Chinese affiliates of the "big four" accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

        Starting in 2011 the Chinese affiliates of the "big four" accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in China, the SEC and the PCAOB sought to obtain from the Chinese accounting firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

        In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC's internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm's performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the Chinese affiliates of the "big four" accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms' failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

        In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our common stock may be adversely affected.

        If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the [New York Stock Exchange/Nasdaq Stock Market] or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Risks Related to Our ADSs and This Offering

An active trading market for our ordinary shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

        We have applied to list our ADSs on the [New York Stock Exchange/ Nasdaq Stock Market]. Prior to the completion of this offering, there has been no public market for our ADSs or our ordinary shares, and we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs will be determined by negotiation between us and the underwriters based upon several factors, and the trading price of our ADSs after this offering could decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

        The trading price of our ADSs is likely to be volatile and could fluctuate widely due to multiple factors, some of which are beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

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  variations in our revenues, earnings, cash flow;

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  regulatory developments affecting us, our users, or our industry;

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  announcements of studies and reports relating to the quality of our products and service offerings or those of our competitors;

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  announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

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  announcements of new service offerings and expansions by us or our competitors;

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  changes in financial estimates by securities analysts;

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  detrimental adverse publicity about us, our services, our employees, directors or shareholders or our industry;

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  additions or departures of key personnel;

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  detrimental negative publicity about us, our management or our industry;

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  release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

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  actual or potential litigation or regulatory investigations.

        Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

        In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

[Our planned dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

        Immediately prior to the completion of this offering, we expect to create a dual-class share structure such that our ordinary shares will consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to                votes per share based on our planned dual-class share structure. We will sell Class A ordinary shares represented by our ADSs in this offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale of Class B ordinary shares by a holder thereof to any person other than                or any entity which is not ultimately controlled by any of                , such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

        Immediately prior to the completion of this offering,                will beneficially own all of our issued Class B ordinary shares. These Class B ordinary shares will constitute approximately        % of our total issued and outstanding share capital immediately after the completion of this offering and        % of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering due to the disparate voting powers associated with our dual-class share structure, assuming the underwriters do not exercise their over-allotment option. See "Principal Shareholders." As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The planned dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

        S&P Dow Jones and FTSE Russell have previously announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the planned dual-class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.]

Our directors, officers and principal shareholders collectively control a significant amount of our shares, and their interests may not align with the interests of our other shareholders.

        Currently, our officers, directors and principal shareholders collectively hold a substantial majority of total voting power in our Company. They will continue to have a substantial control of us and collectively hold        % of total voting power immediately after this offering, assuming the underwriters do not exercise their over-allotment option. This significant concentration of share ownership and voting power may adversely affect or reduce the trading price of our ADSs because investors often perceive a disadvantage in owning shares in a company with one or several controlling shareholders. Furthermore, our directors and officers, as a group, have the ability to significantly influence or control the outcome of all matters requiring shareholders' approvals, including electing directors and approving mergers or other business combination transactions. These actions may be taken even if they are opposed by our other shareholders. This concentration of share ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company. For more information regarding our principal shareholders, see "Principal [and Selling] Shareholders."

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

        The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

        Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be                    ADSs (equivalent to                    [Class A] ordinary shares) outstanding immediately after this offering, or                    ADSs (equivalent to                     [Class A] ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full. [In connection with this offering, we, our directors, executive officers, all of our existing shareholders and certain holders of share-based awards have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions.] However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See "Underwriting" and "Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling our securities after this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

        We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

        Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

        We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law.

        The M&A Rules, which were adopted in August 2006 by six PRC regulatory agencies, including the CSRC, and amended in September 2009, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and if CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

        Our PRC counsel, Jingtian & Gongcheng, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the listing and trading of our ADSs on [the New York Stock Exchange/Nasdaq Stock Market] because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation, (ii) the Cloudminds Robotics was established as foreign-invested enterprises by means of direct investment and not through a merger or requisition of the equity or assets of a "PRC domestic company" as such term is defined under the M&A Rule, and (iii) no explicit provision in the M&A Rules classifies the respective contractual arrangements among Cloudminds Inc., our WFOE, our VIE and its shareholders as a type of acquisition transaction falling under the M&A Rules.

        However, we cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. If the CSRC or other relevant PRC regulatory authorities subsequently determine that a prior CSRC approval is required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory authorities. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ADSs.

Our post-offering memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

        We [will adopt] the fourth amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our post-offering memorandum and articles of association will contain provisions which could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions. Our proposed dual-class voting structure gives disproportionate voting power to the [Class B] ordinary shares. Our board of directors has the authority, without further action by our shareholders, to issue preference shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preference shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preference shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the Cayman Islands law.

        We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

        Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

        Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

        As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see "Description of Share Capital—Differences in Corporate Law."

Certain judgments obtained against us by our shareholders may not be enforceable.

        We are a Cayman Islands exempted company. A majority of our operations are conducted in China, and a majority of our assets are located in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see "Enforceability of Civil Liabilities."

[The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Class A ordinary shares which are represented by your ADSs are voted.

        Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the holder of the Class A ordinary shares underlying your ADSs. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares which are represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw such shares and become the registered holder of such shares prior to the record date for the general meeting.

        Under our post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering, the minimum notice period required to be given by our company to our registered shareholders to convene a general meeting will be            days. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the Class A ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering articles of association that will become effective prior to the completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least            days' prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the Class A ordinary shares underlying your ADSs are voted and you may have no legal remedy if the Class A ordinary shares underlying your ADSs are not voted as you requested.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

        The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, subject to the depositary's right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

        If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable U.S. state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the U.S. federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

        If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

        Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

        In addition, the depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions do not preclude you from pursuing claims under U.S. federal securities laws in federal courts.

The depositary for our ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not vote at shareholders' meetings, except in limited circumstances, which could adversely affect your interests.

        Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at shareholders' meetings unless:

  •
  we have failed to timely provide the depositary with notice of meeting and related voting materials;

  •
  we have instructed the depositary that we do not wish a discretionary proxy to be given;

  •
  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

  •
  a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

  •
  the voting at the meeting is to be made on a show of hands.

        The effect of this discretionary proxy is that if you do not vote at shareholders' meetings, you cannot prevent the Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.]

You may not receive dividends or other distributions on our [Class A] ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

        The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian receives on our [Class A] ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of [Class A] ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may experience dilution of your holdings due to inability to participate in rights offerings.

        We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

        Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events, such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

        Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

  •
  the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

  •
  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

  •
  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

  •
  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

        We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the [New York Stock Exchange/Nasdaq Stock Market]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

        We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

        The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an "emerging growth company."

        Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the [New York Stock Exchange/Nasdaq Stock Market], impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company's internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We will rely on such exemption provided by the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with public company effective dates.

        We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an "emerging growth company," we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

        In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [New York Stock Exchange/Nasdaq Stock Market] corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the [New York Stock Exchange/Nasdaq Stock Market] corporate governance listing standards.

        As a Cayman Islands company listed on [Nasdaq Stock Market/New York Stock Exchange], we are subject to the [Nasdaq Stock Market/New York Stock Exchange] corporate governance listing standards. However, [Nasdaq Stock Market/New York Stock Exchange] rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the [Nasdaq Stock Market/New York Stock Exchange] corporate governance listing standards. [Currently, we do not plan to rely on home country practice with respect to our corporate governance after we complete this offering.] However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the [Nasdaq Stock Market/New York Stock Exchange] corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors owning our ADSs or ordinary shares.

        A non-U.S. corporation, such as our company, will be considered a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of "passive" income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the "asset test"). Although the law in this regard is unclear, we treat our VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it. As a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements.

        Assuming that we are the owner of our VIE for U.S. federal income tax purposes, and based upon our current and projected income and assets, including the proceeds from this offering, and projections as to the value of our assets, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

        However, no assurance can be given in this regard because the determination of whether we will be or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering.

        If we were treated as a PFIC for any taxable year during which a U.S. investor held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. investor. See "Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Known and unknown risks, uncertainties and other factors, including those listed under "Risk Factors," may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

        You can identify some of these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "potential," "continue" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

  •
  our goals and strategies;

  •
  our future business development, financial conditions and results of operations;

  •
  the expected growth of the global robotics industry and cloud robotics in particular;

  •
  our expectations regarding demand for and market acceptance of our products and services;

  •
  our expectations regarding our relationships with customers, distributors, suppliers, strategic partners and other stakeholders;

  •
  competition in our industry; and

  •
  relevant government policies and regulations relating to our industry.

        These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in "Prospectus Summary—Our Challenges," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," "Regulation" and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

        This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The wearable devices industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

        The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately US$            , or approximately US$            if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$            per ADS, which is the midpoint of the price range shown on the front page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS would increase (decrease) the net proceeds to us from this offering by US$            , assuming the number of ADSs offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

        The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering as follows:

  •
  Approximately        % of net proceeds            for research and development of products, services and technologies;

  •
  Approximately        % of net proceeds            for operation infrastructure investment, ecosystem buildup and expansion of production capacities;

  •
  Approximately        % of net proceeds            for sales and marketing, development of sales channels and expanding market shares; and

  •
  The balance for general corporate purposes and working capital and potential strategic investments and acquisitions, although we have not identified any specific investments or acquisition opportunities at this time.

        The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See "Risk Factors—Risks Related to Our ADSs and This Offering—We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree."

        Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

        In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiaries only through loans or capital contributions and to our VIE only through loans, subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See "Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and consolidated affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business."

        [We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

DIVIDEND POLICY

        Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

        We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

        We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See "Regulation—Regulation on Foreign Exchange."

        If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the [Class A] ordinary shares underlying our ADSs to the depositary, as the registered holder of such [Class A] ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the [Class A] ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares" Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2019:

  •
  on an actual basis;

  •
  [on a pro forma basis to reflect (i) the redesignation of                ordinary shares beneficially owned by                 into Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (ii) the redesignation of all of the remaining ordinary shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (iii) the automatic conversion and the redesignation of all of the remaining issued and outstanding preference shares on a one-for-one basis into Class A ordinary shares immediately prior to the completion of this offering; and

  •
  on a pro forma as adjusted basis to reflect (i) the redesignation of                ordinary shares beneficially owned by                 into Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (ii) the redesignation of all of the remaining ordinary shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (iii) the automatic conversion and the redesignation of all of the remaining issued and outstanding preference shares on a one-for-one basis into Class A ordinary shares immediately prior to the completion of this offering, and (iv) the sale of             Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$            per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.]

        You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of March 31, 2019
	Actual	Pro forma	Pro forma as adjusted(1)
	(in thousands)
	US$	US$	US$
Preference shares:
Series Seed convertible preference shares (US$0.0001 par value; 58,000,000 shares authorized; 57,542,133 shares issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	17,547
Series Seed-1 convertible preference shares (US$0.0001 par value; 9,181,161 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	3,127
Series A convertible preference shares (US$0.0001 par value; 70,690,000 shares authorized; 63,621,674 shares issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	89,656
Series A+ convertible preference shares (US$0.0001 par value; 31,470,488 shares authorized; 12,312,520 shares issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	18,826
Total mezzanine equity	129,156

Shareholders' deficit:
Ordinary shares, (US$0.0001 par value; 330,658,351 shares authorized; 67,100,001 shares issued and outstanding; 209,757,489 ordinary shares issued and outstanding on a pro forma basis; ordinary shares issued and outstanding on a pro forma as adjusted basis)	7
[Class A ordinary shares, (US$0.0001 par value; No shares authorized, issued and outstanding; shares authorized, shares issued and outstanding on a pro-forma basis)	—
Class B ordinary shares, (US$0.0001 par value; No shares authorized, issued and outstanding; shares authorized, shares issued and outstanding on a pro-forma basis)]	—
Additional paid-in capital(2)	15,048
Accumulated other comprehensive loss	(1,884)
Accumulated deficit	(322,460)
Total shareholders' deficit(2)	(309,289)

Notes:

(1)
The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders' equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)
A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per share, which is the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders' equity, total equity and total capitalization by US$             million.

DILUTION

        If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

        Our net tangible book value as of March 31, 2019 was approximately US$            , or US$            per ordinary share as of that date and US$            per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$            per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. [Because the Class A ordinary shares and the Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all issued and outstanding ordinary shares, including Class A ordinary shares and Class B ordinary shares.]

        Without taking into account any other changes in net tangible book value after March 31, 2019, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$            per ADS, which is the midpoint of the estimated initial public offering price range, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2019 would have been US$            , or US$            per ordinary share and US$            per ADS. This represents an immediate increase in net tangible book value of US$            per ordinary share and US$            per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$            per ordinary share and US$            per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Assumed initial public offering price	US$	US$
Net tangible book value as of March 31, 2019	US$	US$
Pro forma net tangible book value after giving effect to the conversion of our preference shares	US$	US$
Pro forma as adjusted net tangible book value after giving effect to the conversion of our preference shares and this offering	US$	US$
Amount of dilution in net tangible book value to new investors in this offering	US$	US$

        A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$            , the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$            per ordinary share and US$            per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$             per ordinary share and US$            per ADS, assuming no change to the number of ADSs offered by us as set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        The following table summarizes, on a pro forma as adjusted basis as of March 31, 2019, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

Ordinary Shares Purchased
			Total Consideration			Average Price Per Ordinary Share
Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders			US$		%	US$	US$
New investors			US$		%	US$	US$

Total			US$	100.0%

        The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

        The discussion and tables above assume no exercise of any share options outstanding nor any request by holders of restricted shares to register their vested restricted shares as of the date of this prospectus. As of the date of this prospectus, there are 11,013,417 ordinary shares issuable upon exercise of outstanding share options at exercise prices ranging from US$0.13 to US$2.00 per share, and additional 6,840,000 ordinary shares are issuable upon requests from holders of restricted share units. To the extent that any of these options are exercised, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

  •
  political and economic stability;

  •
  an effective judicial system;

  •
  a favorable tax system;

  •
  the absence of exchange control or currency restrictions; and

  •
  the availability of professional and support services.

        However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to:

  •
  the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

  •
  Cayman Islands companies may not have standing to sue before the federal courts of the United States.

        Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

        A majority of our operations are conducted in China, and a majority of our assets are located in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to enforce against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

        We have been informed by Maples and Calder (Hong Kong) LLP that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the Cayman Islands. We have also been advised by Maples and Calder (Hong Kong) LLP that a judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

        There is uncertainty as to whether the courts of the Cayman Islands would recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Such uncertainty relates to whether a judgment obtained from the United States courts under the civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company or its directors and officers. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands.

        Jingtian & Gongcheng, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would:

  •
  recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

  •
  entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

        Jingtian & Gongcheng has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit.

        It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

CORPORATE HISTORY AND STRUCTURE

        In March 2015, we incorporated Cloudminds Inc. in the Cayman Islands as our offshore holding company to facilitate financing and offshore listing. Shortly following its incorporation, Cloudminds Inc. established a wholly-owned subsidiary in Hong Kong, Cloudminds (Hong Kong) Limited, in May 2015.

        In April 2015, we commenced our operations through Cloudminds (Shenzhen) Holdings Co., Ltd., which we refer to as Cloudminds Shenzhen or our VIE. Due to the PRC legal restrictions on foreign ownership in companies that provide telecommunications related services in China, we provide cloud robot and services, cloud AI solutions, smart devices, as well as other related business in China through our VIE.

        In September 2015, Cloudminds (Hong Kong) Limited established a wholly-owned subsidiary in China, which we refer to as Cloudminds Robotics or our WFOE.

        Our contractual arrangements with our VIE and its shareholders (i) allow us to exercise effective control over our VIE, (ii) enable or obligate us to absorb substantially all of the economic benefits or losses from our VIE that could be significant to it, and (iii) give us an exclusive option to purchase or designate any third party to purchase all or part of the equity interests in and assets of our VIE when and to the extent permitted by PRC law. For more details, including risks associated with the VIE structure, please see "—Agreements that provide us with effective control over our VIE," "—Agreement that allows us to receive economic benefits from our VIE," "—Agreement that provides us with the option to purchase the equity interests in and assets of our VIE," and "Risk Factors—Risks Relating to Our Corporate Structure."

        As a result of our direct ownership in our WFOE and the VIE contractual arrangements, we are regarded as the primary beneficiary of our VIE, and we treat it and its subsidiaries as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of our VIE and their respective subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

        The chart below summarizes our corporate structure and identifies our significant subsidiaries, our VIE and its significant subsidiaries, as of the date of this prospectus:

Notes:

(1)
Haitao Jiang, Bing Wang, and Guanghua Yang, Jing Wang, Qi Li, Shenzhen Zhongke Growth Equity Investment Fund Partnership (Limited Partnership), Changxing Youqing Investment Management Partnership (Limited Partnership) and Anji Boye Investment Partnership (Limited Partnership) each holds 44.12%, 8.82%, 22.06%, 7.94%, 5.29%, 4.41%, 2.94% and 4.41% equity interests in Cloudminds Shenzhen. Each of Haitao Jiang, Bing Wang, and Guanghua Yang is an employee of our company. Each of Jing Wang, Qi Li, Changxing Youqing Investment Management Partnership (Limited Partnership) and Anji Boye Investment Partnership (Limited Partnership) is a beneficial owner of our company.

(2)
Non-controlling individual shareholders who are not affiliated with us hold 45% equity interest in this entity.

        The following is a summary of the currently effective contractual arrangements by and among Cloudminds Inc., our WFOE, our VIE and its shareholders.

Agreements that provide us with effective control over our VIE

        Amended and Restated Powers of Attorney.    Pursuant to the powers of attorney among our WFOE, the VIE and its shareholders, each of the shareholders of the VIE has executed a power of attorney to irrevocably authorize Cloudminds Inc. or its designated person to act as his, her or its attorney-in-fact to exercise all of his, her or its rights as a shareholder of the VIE, including, but not limited to, the right to attend shareholders' meetings, vote on any resolution that requires a shareholder vote, such as the appointment of directors, supervisors and officers, as well as the sale, transfer and disposal of all or part of the equity interests owned by such shareholder. The powers of attorney will remain effective continuously as long as the shareholders of the VIE remain as registered shareholders of the VIE.

        Amended and Restated Equity Pledge Agreement.    Pursuant to the amended and restated equity pledge agreement among our WFOE, the VIE and its shareholders, the shareholders of the VIE have pledged 100% equity interests in the VIE to our WFOE to guarantee performance by the shareholders of their obligations under the amended and restated exclusive consulting and services agreement, the amended and restated exclusive purchase option agreement, the amended and restated loan agreements and powers of attorney, as well as the performance by the VIE of its obligations under the amended and restated exclusive consulting and services agreement and the amended and restated exclusive purchase option agreement. During the term of the amended and restated equity pledge agreement, our WFOE has the right to receive all of the VIE's dividends distributed on the pledge equity. In the event of a breach by the VIE or any of its shareholders of contractual obligations under the amended and restated equity pledge agreement, our WFOE, as pledgee, will have the right to dispose of the pledged equity interests in the VIE and will have priority in receiving the proceeds from such disposal. The shareholders of the VIE also undertake that, without the prior written consent of our WFOE, they will not transfer, or create or allow any encumbrance on the pledged equity interests. The VIE undertakes that, without the prior written consent of our WFOE, they will not allow any encumbrance to be created on the pledged equity interests. The amended and restated equity pledge agreement will remain effective until the VIE and its shareholders have fulfilled all the obligations under these contractual agreements.

        Amended and Restated Loan Agreements.    Pursuant to the amended and restated loan agreements among our WFOE and certain shareholders of the VIE, namely Haitao Jiang, Bing Wang and Guanghua Yang, our WFOE extended loans to these shareholders of the VIE in an aggregate amount equivalent to RMB10.0 million (US$1.5 million) solely for the purpose of capital injection for the VIE. The shareholders of the VIE shall repay his or her loan immediately once they are no longer shareholders of the VIE, and can only repay the loans by the transfer of all his, her or its equity interests in the VIE to our WFOE or its designated person pursuant to the amended and restated exclusive purchase option agreements and pay all of the proceeds from sale of such equity interests to WFOE. The loan agreements will remain effective until the fulfillment of mutual contractual obligation.

        Spousal Consent Letters.    The spouses of the individual shareholders of the VIE have each signed a spousal consent letter agreeing that the equity interests in the VIE held by and registered under the name of the VIE shareholders will be disposed of pursuant to the amended and restated equity pledge agreement, amended and restated exclusive purchase option agreement, and powers of attorneys. These spouses agreed not to assert any rights over the equity interest in the VIE held by their spouses.

        We are in the process of registering the equity pledges under the amended and restated equity pledge agreement with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

Agreement that allows us to receive economic benefits from our VIE

        Amended and Restated Exclusive Consulting and Services Agreement.    Pursuant to the amended and restated exclusive consulting and services agreement between our WFOE and the VIE, our WFOE has the sole and exclusive right to provide the VIE with technology support, consulting services and other services. Without our WFOE's prior written consent, the VIE may not directly or indirectly accept any services subject to this agreement from any third party, while our WFOE is entitled to designate any party to provide such services. The VIE agrees to pay our WFOE service fees periodically at arm's length prices subject to WFOE's adjustment at its sole discretion. Our WFOE has the exclusive ownership of all the intellectual property rights created as a result of the performance of the amended and restated exclusive consulting and services agreement to the extent permitted by applicable PRC laws. The amended and restated exclusive consulting and services agreement will continuously remain effective until otherwise terminated by our WFOE in writing at its sole discretion or in accordance with other conditions specified in the amended and restated exclusive consulting and services agreement.

Agreement that provides us with the option to purchase the equity interests in and assets of our VIE

        Amended and Restated Exclusive Purchase Option Agreement.    Pursuant to the amended and restated exclusive purchase option agreement among Cloudminds Inc., our WFOE, the VIE and its shareholders, each of the shareholders of the VIE has irrevocably granted Cloudminds Inc. an exclusive option to purchase all or part of his, her or its equity interests in the VIE. Cloudminds Inc. or its designated person may exercise such options at the price equivalent to the capital contribution actually paid by the shareholders of the VIE or at the lowest price permitted under applicable PRC laws. Any proceeds received by the shareholders of our VIE from the exercise of the option, distribution of profits or dividends, shall be remitted to us or our designated person(s), to the extent permitted under applicable PRC laws. The shareholders of the VIE undertake that, without prior written consent from Cloudminds Inc., they will not, among other things, (i) create any pledge or encumbrance on their equity interests in the VIE, (ii) transfer or otherwise dispose of their equity interests in the VIE, (iii) change the VIE's registered capital, (iv) amend the VIE's articles of association, (v) dispose of the VIE's material assets or enter into any material contract (except in the ordinary course of business), or (vi) merge the VIE with any other entity. In addition, the VIE undertakes that, without our WFOE's prior written consent, they will not, among other things, create any pledge or encumbrance on any of their assets, or transfer or otherwise dispose of their material assets (except in the ordinary course of business). As part of the arrangement, Cloudminds Inc. is committed to providing financial support to our VIE, to the extent permissible under PRC laws, to ensure that the cash flow requirements of the VIE's daily operations are met and/or to set off any losses that may be incurred, whether or not the VIE actually incurs any such operational losses. We agree not request repayment if our VIE is unable to repay. Cloudminds Inc., at its sole discretion, has the right to decide whether the option and other rights granted under the amended and restated exclusive purchase option agreement will be exercised by Cloudminds Inc. or its designated person. Unless unilaterally terminated by Cloudminds Inc. at its sole discretion, the exclusive purchase option agreement will remain effective until all equity interests in the VIE have been transferred to Cloudminds Inc. or its designated person.

        In the opinion of Jingtian & Gongcheng, our PRC legal counsel:

  •
  the ownership structures of our VIE and WFOE, both currently and immediately after giving effect to this offering, do not and will not contravene any PRC laws or regulations currently in effect; and

  •
  the contractual arrangements among Cloudminds Inc., our WFOE, our VIE and its shareholders governed by PRC laws are valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect, and will not contravene any PRC laws or regulations currently in effect.

        However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures.

        See "Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations" and "Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us."

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated statements of comprehensive loss and cash flow data for the years ended December 31, 2017 and 2018, and selected consolidated balance sheet data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statements of comprehensive loss and cash flow data for the three months ended March 31, 2018 and 2019, and selected consolidated balance sheet as of March 31, 2019 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

        The following table represents our selected consolidated statements of comprehensive loss data for the periods indicated:

	For the Year Ended December 31,		For the Three Months Ended March 31,
	2017	2018	2018	2019
	(US$ in thousands, except for shares and per share data)
Selected Consolidated Statements of Comprehensive Loss:
Revenues from third parties:
Cloud Robot and Services	25	14,658	43	321
Cloud AI Solutions	14,294	72,607	31,997	6,684
Smart Devices	970	32,641	446	5,110
Others	3,747	837	178	234

Total revenues from third parties	19,036	120,743	32,664	12,349

Revenues from related parties	201	282	3	30

Total revenues	19,237	121,025	32,667	12,379

Cost of revenues	(19,055)	(114,636)	(32,251)	(11,161)

Gross profit	182	6,389	416	1,218

Operating expenses:
Sales and marketing	(8,470)	(11,455)	(1,887)	(4,361)
General and administrative	(8,410)	(13,308)	(2,003)	(2,902)
Research and development	(22,669)	(54,074)	(8,342)	(3,680)

Total operating expenses	(39,549)	(78,837)	(12,232)	(10,943)

Operating loss	(39,367)	(72,448)	(11,816)	(9,725)

Foreign exchange (loss)/gain	(637)	2,730	(1,034)	60
Change in fair value of financial instruments	(10,423)	(89,061)	(16,332)	(50,451)
Other income, net	2,372	1,468	195	208
Loss before income tax	(47,744)	(156,995)	(28,890)	(59,860)
Income tax benefit	—	227	—	—
Net loss	(47,744)	(156,768)	(28,890)	(59,860)

Net loss attributable to Cloudminds Inc.	(47,744)	(156,384)	(28,890)	(59,266)
Net loss per share:
Basic and diluted	(0.71)	(2.33)	(0.43)	(0.88)
Shares used in the net loss per share computation:
Basic and diluted	67,100,001	67,100,001	67,100,001	67,100,001
Foreign currency translation adjustments	1,489	(3,549)	443	1,458

Comprehensive loss	(46,255)	(160,317)	(28,447)	(58,402)

Comprehensive loss attributable to Cloudminds Inc.	(46,255)	(159,933)	(28,447)	(57,808)

        The following table presents our selected consolidated balance sheet data as of December 31, 2017 and 2018 and March 31, 2019.

	As of December 31,		As of March 31,
	2017	2018	2019
	(US$ in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	62,018	17,952	50,126
Inventories	33,039	4,427	4,839
Property and equipment, net	5,561	7,475	7,518
Total assets	183,926	97,032	122,958
Total liabilities	186,953	215,960	300,288
Total mezzanine equity	103,544	129,156	129,156
Total shareholders' deficit	(106,571)	(251,481)	(309,289)

        The following table presents our selected consolidated cash flow data for the periods indicated.

	For the Year Ended December 31,		For the Three Months Ended March 31,
	2017	2018	2018	2019
	(US$ in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(36,713)	(88,839)	(9,554)	(8,772)
Net cash generated from/(used in) investing activities	7,953	(10,847)	(723)	(614)
Net cash generated from financing activities	83,630	52,682	—	41,532
Exchange rate effect on cash, cash equivalents and restricted cash	(707)	2,934	(1,054)	59

Net increase/(decrease) in cash, cash equivalents and restricted cash	54,163	(44,070)	(11,331)	32,205
Cash, cash equivalents and restricted cash at beginning of the year/period	7,920	62,083	62,083	18,013

Cash, cash equivalents and restricted cash at end of the year/period	62,083	18,013	50,752	50,218

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Our actual results and the timing of selected events may differ materially from those we currently anticipate as a result of many factors, including those we describe under "Risk Factors" and elsewhere in this prospectus. See "Special Note Regarding Forward-Looking Statements."

Overview

        We have built and operate an open end-to-end cloud robot system consisting of a "cloud brain," a "nerve network," robot controllers, and robot bodies enhanced by smart joint technology. We are one of the few players that offer an end-to-end cloud robot system in the global robotics industry and are the very first to commercialize related products and services, according to Frost & Sullivan. Our world-class architecture, which consists of a "cloud brain," a "nerve network" and robot controllers, is capable of operating a massive number of intelligent and secure robots simultaneously. Our cloud robot system leads the evolution of the robotics industry towards an intelligent robot system, according to Frost & Sullivan. The highly scalable operating platform, consisting of the cloud brain, the secure and reliable connection offered by the nerve network, the standardized interface from our robot controllers, and our versatile smart joint technology, together form an ecosystem with scalability potential and capable of integrating our products and services with all relevant players in the robotics industry.

        Innovation is the key to our success as we are at the cutting edge of the AI field, secured mobile communication, and robotics. As of March 31, 2019, we had 62 patents registered in China and seven patents registered overseas, and had 579 and 505 pending patent applications in China and overseas, respectively.

        Currently, we primarily generate revenues from cloud robots and services, cloud AI solutions, smart devices, and certain other services. Our cloud robot and services business mainly consists of sales or lease of a range of robot products that are embedded with corresponding end-to-end cloud AI operating systems and processing services including cloud robots such as Cloud Pepper and inspection devices such as smart optic detectors and cloud Raman sensor. Our cloud AI solutions business mainly consists of the sale of smart devices that are embedded with corresponding end-to-end cloud AI operating systems and processing solutions related to smart city projects. Our smart devices business consists of sales of smart communication devices such as robot controllers and smartphones. Our other business mainly consists of provision of cloud or network services such as setting up private networks.

        Our total revenues increased by 529.1% from US$19.2 million in 2017 to US$121.0 million in 2018. Our total revenues decreased by 62.1% from US$32.7 million for the three months ended March 31, 2018 to US$12.4 million for the three months ended March 31, 2019, which was primarily attributable to the decrease in our revenues from cloud AI solutions as a result of the delivery timing of purchases related to smart city projects. Our net loss was US$156.8 million in 2018 as compared to net loss of US$47.7 million in 2017, and was US$59.9 million for the three months ended March 31, 2019 as compared to net loss of US$28.9 million for the three months ended March 31, 2018. Our adjusted net loss, a non-GAAP measure defined as net loss excluding change in fair value of financial instruments, was US$67.7 million in 2018 as compared to US$37.3 million in 2017, and was US$9.4 million for the three months ended March 31, 2019 as compared to US$12.6 million for the three months ended March 31, 2018. Our continued investment in research and development, amounting to US$22.7 million in 2017 and US$54.1 million in 2018, contributed significantly to our adjusted net loss in the same periods. Our research and development expenses amounted to US$8.3 million for the three months ended March 31, 2018 and US$3.7 million for the three months ended March 31, 2019, the difference between which was primarily due to the decrease in prototype cost and cost of testing materials in line with the development cycle of a certain product. See "Prospectus Summary—Summary Consolidated Financial Data—Non-GAAP Financial Measures."

Key Factors Affecting Our Results of Operations

        Our business and operating results are affected by the general factors affecting the global robotics industry, and in particular the global cloud robotics industry, including the development of the regulatory regime, increases in per capita disposable income, shortage of labor supply, as well as technology development and breakthroughs in areas such as AI and cloud computing and the adoption of the 5G mobile network. Changes in any of these general factors could affect the demand for our products and services and our results of operations.

        While our business is influenced by factors affecting our industry generally, we believe our results of operations are more directly affected by the following specific factors:

Market demand of cloud robot technologies and services

        Our business and operating results are affected by public adoption and market acceptance of cloud robot technologies and services. Aging populations, structural labor shortages, rising labor costs and the drive for continuous productivity enhancements create growing demand for both industrial and service robots, according to Frost & Sullivan. As a result, robots are expected to assist and eventually replace humans in roles such as receptionists, cleaners, security guards, domestic helpers, among others. We believe that many industry sectors are in need of smart and useful cloud robots, which are where our market opportunities lie. Built upon our end-to-end cloud robot system, we can offer a range of comprehensive services in key sectors, such as customer reception in retail stores, service centers, hospitals, bank branches, and shopping malls; patrol and security services in residential communities and public areas; smart city administrative services such as human and substance identification; and smart optic detectors to distinguish substances and perform product quality check.

Continued monetization of cloud robot products and services

        Our long-term growth will depend in part on our continued ability to expand our customer base and increase revenue from existing and new cloud robot application scenarios. We intend to expand into new vertical markets and to increase our presence globally through the active promotion of our brand, the formation of strategic partnerships, the introduction of new products and services as part of our cloud robot solutions. According to Frost & Sullivan, we enjoy a first-mover advantage as one of the first few players that offer an end-to-end cloud robot system in the global robotics industry. Based upon that advantage, we have built an open end-to-end cloud robot system, which, with its world-class infrastructure, according to Frost & Sullivan, is capable of operating a massive number of intelligent and secure robots simultaneously and offer a wide range of applications. As a result, we are well positioned to capture significant monetization opportunities. We started generating revenue from cloud robot and services in 2017. Going forward, as we plan to expand our product and service offerings, including our open end-to-end cloud robot system as a service, and with the introduction of next-generation XR series cloud robot we expect the continued monetization of cloud robot products and services will have a significant and positive impact on our results of operations.

Our ability to carry out our business strategies

        Our success and results of operations depend to a great extent on our ability to implement our business strategies, including to continue to invest in our proprietary technologies, expand our product and service offerings, grow our customer base and explore more opportunities with existing customers, and pursue strategic acquisition, investments and alliances opportunities.

        Over time, we believe we will be able to optimize our products and services offerings while we continue to roll out our products and services strategies and adjusting our products and services mix. We expect the greatest growth potential from our cloud robot and services.

Investment in technology and talent

        We operate in an evolving market characterized by rapid development in new technologies. We believe that our disruptive technologies underlying our open end-to-end cloud robot system is our crucial competitive strength. To maintain our competitive position, we have invested and will continue to invest significantly in technology development in areas such as AI and recruiting and retaining top technology talents globally. Our research and development expenses increased by 138.5% from US$22.7 million in 2017 to US$54.1 million in 2018, and decreased by 55.9% from US$8.3 million for the three months ended March 31, 2018 to US$3.7 million for the three months ended March 31, 2019, which was attributable to the decrease in prototype cost and cost of testing materials in line with the development cycle of a certain product.

Our ability to enhance our operational efficiency

        Our ability to achieve profitability is dependent on our ability to further improve our operational efficiency and reduce our total operating expenses as a percentage of our revenues. In addition, as our business grows, we expect to achieve greater operating leverage, increase the productivity of our personnel, and obtain more favorable terms from our suppliers. Our operating expenses increased from US$39.5 million in 2017 to US$78.8 million in 2018, but decreased from 205.6% to 65.1% as a percentage of our total revenues during the same period, contributing considerably to the decrease in our net loss margin. Our operating expenses decreased from US$12.2 million for the three months ended March 31, 2018 to US$10.9 million for the three months ended March 31, 2019, but increased from 37.4% to 88.4% as a percentage of our total revenues during the same period.

Key Components of Results of Operations

Revenues

        The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2017		2018		2018		2019
	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenues from third parties
Cloud Robot and Services	25	0.1	14,658	12.1	43	0.1	321	2.6
Cloud AI Solutions	14,294	74.4	72,607	60.0	31,997	98.0	6,684	54.0
Smart Devices	970	5.0	32,641	27.0	446	1.4	5,110	41.3
Others	3,747	19.5	837	0.7	178	0.5	234	1.9

Total revenues from third parties	19,036	99.0	120,743	99.8	32,664	100.0	12,349	99.8

Revenues from related parties	201	1.0	282	0.2	3	0.0	30	0.2

Total revenues	19,237	100.0	121,025	100.0	32,667	100.0	12,379	100.0

        Cloud Robot and Services.    We offer a range of robot products that are embedded with corresponding end-to-end cloud AI operating systems and processing services, including cloud robots such as Cloud Pepper and inspection devices such as smart optic detectors and cloud Raman sensor.

        Cloud AI Solutions.    We sell a range of smart devices that are embedded with corresponding end-to-end cloud AI operating systems and processing solutions. Such devices have primarily been used in smart city projects.

        Smart Devices.    Revenues from smart devices consist of revenues from sales of smart communication devices such as robot controllers and smartphones. As we continue to invest in, and expand our product and service offerings of cloud robot and services, expect smart devices to, in the long term, contribute to a decreasing portion of our revenues.

        Others.    Revenues from others consist of revenues from provisions of services related to cloud and network.

        Six of our customers accounted for approximately 26%, 18%, 16%, 15%, 11% and 11%, respectively, of our total revenues in 2018. Those transactions were mainly governed by the following contracts, respectively:

  •
  a sale and purchase agreement and a supplemental agreement with Guangzhou Jiesidu Energy Co., Ltd., pursuant to which we have agreed to (i) sell smart devices to the customer and (ii) provide the customer with cloud-based AI services and other cloud services for two years after the delivery of the goods.

  •
  a framework sale and purchase agreement and a supplemental agreement with Guangzhou Junyuelai International Trade Co., Ltd., pursuant to which we have agreed to (1) sell smart devices to the customer, and (ii) provide the customer with cloud-based AI services and other cloud services for two years after the delivery of the goods.

  •
  a purchase agreement with RED.com LLC ("RED"), pursuant to which we have agreed to design, manufacture and supply Cloudminds holographic display smartphones for RED to sell in the global market. We also granted RED an exclusive global right to sell and distribute the smartphones ordered by RED.

  •
  a sale and purchase agreement and a supplemental agreement with Jingxie Technology Development (Tianjin) Co., Ltd., pursuant to which we have agreed to (i) sell smart devices to the customer, and (ii) provide the customer with cloud-based AI services and other cloud services for two years after the delivery of the goods.

  •
  a series of sale and purchase agreements with Hebei Yuandong Telecommunication System Engineering Co., Ltd., pursuant to which we have agreed to (i) sell smart devices to the customer, and (ii) provide the customer with cloud-based AI services and other cloud services for two years after the delivery of the goods.

  •
  a series of sale and purchase agreements and a supplemental agreement with Beijing Zhixin Micro-electronics Technology Co., Ltd., pursuant to which we have agreed to (i) sell smart optic detectors to the customer, and (ii) provide the customer with cloud-based AI services and other cloud services for two years after the delivery of the goods.

Cost of revenues

        Cost of revenues includes procurement, manufacturing and distribution costs for products sold, costs incurred to support and maintain cloud-based AI services, royalties, warranty costs, inventory valuation adjustments, salaries and benefits for employees directly involved in revenue generation activities, and other expenses directly attributable to the provision of services.

Gross profit and gross margin

        The following table sets forth our gross profit and gross margin for the periods presented:

	For the Year Ended December 31,		For the Three Months Ended March 31,
	2017	2018	2018	2019
	(US$ in thousands, except for percentages)
Gross profit	182	6,389	416	1,218
Gross margin	0.9%	5.3%	1.3%	9.8%

Operating expenses

        We classify our operating expenses into three categories: sales and marketing, general and administrative, and research and development. The following table sets forth the break down of our total operating expenses and as percentages of our total revenues for the periods presented:

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2017		2018		2018		2019
	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Operating expenses
Sales and marketing	8,470	44.0	11,455	9.4	1,887	5.8	4,361	35.2
General and administrative	8,410	43.7	13,308	11.0	2,003	6.1	2,902	23.4
Research and development	22,669	117.9	54,074	44.7	8,342	25.5	3,680	29.8

Total	39,549	205.6	78,837	65.1	12,232	37.4	10,943	88.4

        Sales and marketing expenses.    Sales and marketing expenses primarily consist of salaries and benefits for sales and marketing personnel, overhead, marketing consulting services fees, advertising expenses, and facilities, rental and depreciation.

        General and administrative expenses.    General and administrative expenses primarily consist of salaries and benefits for general and administrative personnel, overhead, professional services fees, and facilities, rental and depreciation.

        Research and development expenses.    Research and development expenses primarily consist of salaries and benefits for research and development personnel, third party service provider costs, and product and service development costs, including prototype cost and cost of testing materials.

Changes in fair value of financial instruments

        Changes in fair value of financial instruments primarily consist of changes in fair value of warrants.

Taxation

Cayman Islands

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

        Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, a two-tiered profits tax rates regime will apply in Hong Kong. Under the two-tiered regime, the corporations in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2,000,000; and 16.5% on any part of assessable profits over HK$2,000,000. For the year ended December 31, 2018, our subsidiary in Hong Kong is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. However, each group of "connected entities" can only elect one entity in the group to benefit from the two-tiered regime for a given year of assessment. In general, two entities are regarded as "connected entities" if one entity has control over the other or both of them are under the control of a third entity. "Control" generally refers to one entity holding directly or indirectly of more than 50% of the issued share capital, voting rights, capital or profits of another entity. Additionally, payments of dividends by our subsidiary incorporated in Hong Kong to the Company is not subject to any Hong Kong withholding tax.

PRC

        Generally, our PRC subsidiaries, consolidated VIE and its subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity's global income as determined under PRC tax laws and accounting standards.

        One of our PRC subsidiaries, Cloudminds (Beijing) Technologies Co., Ltd., qualified as national high and new technology enterprise, or HNTE, in October 2017, which reduced its enterprise income tax rate to 15% for three years from 2017 to 2019. Our WFOE, our VIE, and one of our PRC subsidiaries, Cloudminds (Shenzhen) Technologies Co., Ltd., enjoy a preferential enterprise income tax rate of 15% as they are located in Qianhai District, Shenzhen, where certain entities can qualify for such preferential tax rate.

        Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See "Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business."

        If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a "resident enterprise" under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See "Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders."

Results of Operations

        The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our revenues for the years presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any particular period are not necessarily indicative of our future trends.

	For the Year Ended December 31,		For the Three Months Ended March 31,
	2017	2018	2018	2019
	(US$ in thousands, except for shares and per share data)
Summary Consolidated Statements of Comprehensive Loss:
Revenues from third parties:
Cloud Robot and Services	25	14,658	43	321
Cloud AI Solutions	14,294	72,607	31,997	6,684
Smart Devices	970	32,641	446	5,110
Others	3,747	837	178	234

Total revenues from third parties	19,036	120,743	32,664	12,349

Revenues from related parties	201	282	3	30

Total revenues	19,237	121,025	32,667	12,379

Cost of revenues	(19,055)	(114,636)	(32,251)	(11,161)

Gross profit	182	6,389	416	1,218

Operating expenses:
Sales and marketing	(8,470)	(11,455)	(1,887)	(4,361)
General and administrative	(8,410)	(13,308)	(2,003)	(2,902)
Research and development	(22,669)	(54,074)	(8,342)	(3,680)

Total operating expenses	(39,549)	(78,837)	(12,232)	(10,943)

Operating loss	(39,367)	(72,448)	(11,816)	(9,725)

Foreign exchange (loss)/gain	(637)	2,730	(1,034)	60
Change in fair value of financial instruments	(10,423)	(89,061)	(16,332)	(50,451)
Other income, net	2,372	1,468	195	208
Loss before income tax	(47,744)	(156,995)	(28,890)	(59,860)
Income tax benefit	—	227	—	—
Net loss	(47,744)	(156,768)	(28,890)	(59,860)

Three months ended March 31, 2019 compared to three months ended March 31, 2018

Revenues

        Our revenues decreased by 62.1% from US$32.7 million for the three months ended March 31, 2018 to US$12.4 million for the three months ended March 31, 2019. This decrease was primarily attributable to the decrease in our revenues from cloud AI solutions. Our revenues from cloud robot and services increased from US$43 thousand for the three months ended March 31, 2018 to US$321 thousand for the three months ended March 31, 2019, all of which was due to the growth in the sales or rental of Raman sensors and Cloud Pepper robots. Our revenues from cloud AI solutions decreased from US$32.0 million for the three months ended March 31, 2018 to US$6.7 million for the three months ended March 31, 2019, all of which was attributable to the decrease in revenues due to the delivery timing of purchases related to smart city projects. Our revenues from smart devices increased from US$0.4 million for the three months ended March 31, 2018 to US$5.1 million for the three months ended March 31, 2019, all of which was due to the increase in sales of Hydrogen One smart devices slightly offset by the decrease in sales of other smart devices.

Cost of revenues

        Our cost of revenues decreased by 65.4% from US$32.3 million for the three months ended March 31, 2018 to US$11.2 million for the three months ended March 31, 2019, which was primarily attributable to a US$20.3 million decrease in manufacturing and distribution costs for products sold. The decrease was in line with our sales.

Gross profit

        Our gross profit significantly increased by 192.8% from US$0.4 million for the three months ended March 31, 2018 to US$1.2 million for the three months ended March 31, 2019. Our gross margin improved from 1.3% for the three months ended March 31, 2018 to 9.8% for the three months ended March 31, 2019, mainly due to change in our products and services mix in these periods.

Operating expenses

        Sales and marketing expenses.    Our sales and marketing expenses increased by 131.1% from US$1.9 million for the three months ended March 31, 2018 to US$4.4 million for the three months ended March 31, 2019. The increase was primarily attributable to a US$1.8 million increase in salaries and benefits for sales and marketing personnel and a US$0.5 million increase in marketing consulting services, which was due to our launch of new products and services.

        General and administrative expenses.    Our general and administrative expenses increased by 44.9% from US$2.0 million for the three months ended March 31, 2018 to US$2.9 million for the three months ended March 31, 2019. The increase was primarily attributable to a US$0.5 million increase in salaries and benefits for general and administrative personnel, which was due to an increase in the headcount, and a US$0.3 million increase in professional service fee related to our financing activities.

        Research and development expenses.    Our research and development expenses decreased by 55.9% from US$8.3 million for the three months ended March 31, 2018 to US$3.7 million for the three months ended March 31, 2019, which was primarily attributable to a US$6.6 million decrease in product and service development costs, due to a decrease in prototype cost and cost of testing materials, in line with the development cycle of a certain product, partially offset by an increase of other R&D spending, and salaries and benefits due to the increase in headcount for our research and development personnel.

Foreign exchange (loss)/gain

        We had foreign exchange gain of US$60 thousand for the three months ended March 31, 2019, compared to foreign exchange loss of US$1.0 million for the three months ended March 31, 2018, primarily due to the changes of exchange rates between Renminbi and U.S. dollars during the respective periods.

Change in fair value of financial instruments

        We had losses arising from changes in fair value of financial instruments, mainly warrants, of US$16.3 million and US$50.5 million for the three months ended March 31, 2018 and 2019, respectively, primarily due to the increase in the fair value of our ordinary shares.

Other income, net

        We had other income, net, of US$0.2 million for the three months ended March 31, 2019, as compared to US$0.2 million for the three months ended March 31, 2018.

Net loss

        As a result of the foregoing, we had a net loss of US$59.9 million for the three months ended March 31, 2019, compared to a net loss of US$28.9 million for the three months ended March 31, 2018. Our adjusted net loss, a non-GAAP measure defined as net loss excluding change in fair value of financial instruments, was US$9.4 million for the three months ended March 31, 2019 as compared to US$12.6 million for the three months ended March 31, 2018. See "Prospectus Summary—Summary Consolidated Financial Data—Non-GAAP Financial Measures."

Year ended December 31, 2018 compared to year ended December 31, 2017

Revenues

        Our revenues increased by 529.1% from US$19.2 million in 2017 to US$121.0 million in 2018. This increase was primarily attributable to significant increases in revenues from cloud robot and services, cloud AI solutions, and smart devices. Our revenues from cloud robot and services significantly increased from US$25 thousand in 2017 to US$14.7 million in 2018, substantially all of which was attributable to the increase in the sale of smart optic detectors. Our revenues from cloud AI solutions significantly increased by 408.0% from US$14.3 million in 2017 to US$72.6 million in 2018, all of which was attributable to the increase in revenues from smart city purchases. Our revenues from smart devices significantly increased from US$1.0 million in 2017 to US$32.6 million in 2018, substantially all of which was attributable to our sales of Hydrogen One smart devices since 2018.

Cost of revenues

        Our cost of revenues increased by 501.6% from US$19.1 million in 2017 to US$114.6 million in 2018, which was primarily attributable to a US$92.5 million increase in procurement, manufacturing and distribution costs for products sold. The increase was in line with the growth of our sales.

Gross profit

        Our gross profit significantly increased from US$0.2 million in 2017 to US$6.4 million in 2018. Our gross margin improved from 0.9% in 2017 to 5.3% in 2018, mainly due to revenues from cloud robot and services and smart devices, which have relatively higher margins, constituting a larger portion of our revenues as a result of their rapid growth.

Operating expenses.

        Sales and marketing expenses.    Our sales and marketing expenses increased by 35.2% from US$8.5 million in 2017 to US$11.5 million in 2018. The increase was primarily attributable to a US$1.5 million increase in salaries and benefits for sales and marketing personnel, a US$0.8 million increase in overhead, and a US$0.7 million increase in marketing consulting services, which was due to our launch of new products and services.

        General and administrative expenses.    Our general and administrative expenses increased by 58.2% from US$8.4 million in 2017 to US$13.3 million in 2018. The increase was primarily attributable to a US$2.0 million increase in salaries and benefits for general and administrative personnel, which was due to an increase in the headcount, and a US$1.7 million increase in professional services fees related to our financing activities and our acquisition of INNFOS (Beijing) Technology Co. in August 2018.

        Research and development expenses.    Our research and development expenses increased by 138.5% from US$22.7 million in 2017 to US$54.1 million in 2018, which was primarily attributable to a US$12.6 million increase in third party service provider costs, a US$11.0 million increase in salaries and benefits for research and development personnel, and a US$4.4 million increase in product and service development costs, including prototype cost and cost of testing materials, which were due to our effort to further develop technologies related to our cloud robot and expand our products and service offerings.

Foreign exchange (loss)/gain

        We had foreign exchange gain of US$2.7 million in 2018, compared to foreign exchange loss of US$0.6 million in 2017, primarily due to the changes of exchange rates between Renminbi and U.S. dollars during the respective periods.

Change in fair value of financial instruments

        We had losses arising from changes in fair value of financial instruments, mainly warrants, of US$10.4 million and US$89.1 million in 2017 and 2018, respectively, primarily due to the increase in the fair value of our ordinary shares.

Other income, net

        We had other income, net, of US$1.5 million in 2018, as compared to US$2.4 million in 2017. The income mainly consists of government subsidies, and was thus subject to fluctuation.

Income tax benefit

        We recorded an income tax benefit of nil in 2017 and approximately US$227 thousand in 2018, which was primarily due to the difference between the tax effect of the fair value of the assets acquired as part of the business acquisition in August 2018, and its corresponding tax base.

Net loss

        As a result of the foregoing, we had a net loss of US$156.8 million in 2018, compared to a net loss of US$47.7 million in 2017. Our adjusted net loss, a non-GAAP measure defined as net loss excluding change in fair value of financial instruments, was US$67.7 million in 2018 as compared to US$37.3 million in 2017. See "Prospectus Summary—Summary Consolidated Financial Data—Non-GAAP Financial Measures."

Liquidity and Capital Resources

        The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,		For the Three Months Ended March 31,
	2017	2018	2018	2019
	(US$ in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(36,713)	(88,839)	(9,554)	(8,772)
Net cash generated from/(used in) investing activities	7,953	(10,847)	(723)	(614)
Net cash generated from financing activities	83,630	52,682	—	41,532
Exchange rate effect on cash, cash equivalents and restricted cash	(707)	2,934	(1,054)	59
Net increase/(decrease) in cash, cash equivalents and restricted cash	54,163	(44,070)	(11,331)	32,205
Cash, cash equivalents and restricted cash at beginning of the year/period	7,920	62,083	62,083	18,013
Cash, cash equivalents and restricted cash at end of the year/period	62,083	18,013	50,752	50,218

        To date, we have financed our operating and investing activities primarily through historical equity financing activities. As of December 31, 2017 and 2018 and March 31, 2019, our cash and cash equivalents were US$62.0 million, US$18.0 million and US$50.1 million, respectively. Our cash and cash equivalents primarily consist of cash on hand, money market funds, and highly liquid investments placed with banks, which are unrestricted to withdrawal and use and have original maturities of less than three months.

        We believe that our current cash and cash equivalents, anticipated cash raised prior to this offering, and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months from the date of this prospectus. After this offering, we may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

        We have the following short-term bank borrowings:

  •
  On April 27, 2018, we entered into a facility for an aggregate principal amount of HK$20,000,000 (US$2,548,000) with the Bank of China (Hong Kong branch). The maturity date of the facility is one year from the drawdown date. As of March 31, 2019, there were no drawdowns from this facility.

  •
  On October 24, 2018, we entered into a revolving facility with China Merchants Bank for an aggregate principal amount of RMB30,000,000 (US$4,470,000) to meet our working capital requirements. As of March 31, 2019, we had RMB17,500,000 (US$2,608,000) outstanding, which will become mature one year after the drawdown date. The revolving facility will expire on October 23, 2019. There are no commitment fees and conditions under which lines may be withdrawn associated with our unused facilities.

        As of March 31, 2019, all of our short-term investments were denominated in Renminbi. Although we consolidate the results of our variable interest entity and its subsidiaries, we only have access to the assets or earnings of our variable interest entity and its subsidiaries through our contractual arrangements with our variable interest entity and its shareholders. See "Corporate History and Structure." For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see "—Holding Company Structure."

        In utilizing the proceeds we expect to receive from this offering, we may make additional capital contributions to our PRC subsidiary, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiary, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations. See "Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and consolidated affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business" and "Use of Proceeds."

        We expect that a majority of our future revenues will be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required when the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating activities

        Net cash used in operating activities for the three months ended March 31, 2019 was US$8.8 million. This amount was primarily attributable to net loss of US$59.9 million, adjusted for certain non-cash expenses, principally a loss of US$50.5 million associated with fair value changes of warrants.

        Net cash used in operating activities in 2018 was US$88.8 million. This amount was primarily attributable to net loss of US$156.8 million, adjusted for certain non-cash expenses, principally a loss of US$89.0 million associated with fair value changes of warrants, and changes in certain working capital accounts that affected operating cash flow, primarily (i) a US$51.0 million decrease in prepayments and other current assets and (ii) a US$28.2 million decrease in inventories, offset by (iii) a US$48.8 million decrease in accrued expenses and other current liabilities and (iv) a US$38.3 million increase in amount due from related parties. The loss associated with fair value changes of warrants was primarily due to the increase in the fair value of our ordinary shares. The decrease in prepayments and other current assets was primarily due to certain other receivables as of December 31, 2017, which represents consideration to be collected on behalf of a supplier in a non-recurring arrangement was fully collected and settled in 2018. The inventory decrease was due to the fulfillment of the outstanding prior year customer orders during the year ended December 31, 2018. The decrease in accrued expenses and other current liabilities was primarily due to certain payables as of December 31, 2017 due to the supplier in a non-recurring arrangement. The increase in amount due from related parties was primarily due to increase in receivable balances from one of our outsourced manufacturers who holds a minority interest in Cloudminds Inc., which was as a result of the increase in sales of smart devices.

        Net cash used in operating activities in 2017 was US$36.7 million. This amount was primarily attributable to net loss of US$47.7 million, adjusted for certain non-cash expenses, principally a loss of US$10.2 million associated with fair value changes of warrants, and changes in certain working capital accounts that affected operating cash flow, primarily (i) a US$61.1 million increase in accrued expenses and other current liabilities and (ii) a US$42.9 million increase in accounts payable, partially offset by (iii) a US$61.7 million increase in prepayments and other current assets and (iv) a US$30.7 million increase in inventories. The loss associated with fair value changes of warrants was primarily due to the increase in the fair value of our ordinary shares. The increase in accrued expenses and other current liabilities was primarily due to certain payables as of December 31, 2017 due to the supplier in a non-recurring arrangement. The increase in prepayments and other current assets was primarily due to certain other receivables as of December 31, 2017, which represents consideration to be collected on behalf of a supplier in a non-recurring arrangement. The increases in accounts payable was primarily due to the growth of our business and the increase in inventory was due to customer orders that had not been fulfilled as of December 31, 2017.

Investing activities

        Net cash used in investing activities for the three months ended March 31, 2019 was US$0.6 million, primarily due to purchases of property and equipment.

        Net cash used in investing activities in 2018 was US$10.8 million, primarily due to advances from related parties, cash paid for purchases of property and equipment and cash paid for business acquisitions (net of cash acquired of nil for 2017 and 2018).

        Net cash generated from investing activities in 2017 was US$8.0 million, due to proceeds from maturities of short-term investments, partially offset by cash paid for purchases of property and equipment.

Financing activities

        Net cash generated from financing activities for the three months ended March 31, 2019 was US$41.5 million, primarily due to proceeds from convertible notes and bank loan.

        Net cash generated from financing activities in 2018 was US$52.7 million, primarily due to proceeds from convertible notes and capital contribution from minority shareholders of a subsidiary.

        Net cash generated from financing activities in 2017 was US$83.6 million, due to proceeds from convertible preference shares (net of issuance costs), warrants and convertible notes.

Capital expenditures

        Our capital expenditures are incurred for purchases of property and equipment. Our capital expenditures were US$4.9 million in 2017, US$4.0 million in 2018 and US$614 thousand for the three months ended March 31, 2019. We intend to fund our future capital expenditures with our existing cash balance, short-term investments and proceeds from this offering. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual obligations

        The following table sets forth our contractual obligations as of December 31, 2018:

	Payments due by period
	Total	less than 1 year	1 - 3 years	3 - 5 years	more than 5 years
	(US$ in thousands)
Operating lease obligations(1)	10,812	4,372	6,440	—	—
Capital expenditure commitments(2)	130	87	43	—	—
Purchase obligations(3)	3,000	110	2,890	—	—
Bank loan(4)	691	691	—	—	—
Total	14,633	5,260	9,373	—	—

Notes:

(1)
Obligations under the lease agreements covering various facilities.

(2)
Commitments for the construction of leasehold improvements associated with our new office amounting to US$130 thousand as of December 31, 2018.

(3)
Future minimum payments under a non-cancelable supplier arrangement.

(4)
On October 24, 2018, we entered into a revolving facility with China Merchants Bank for an aggregate principal amount of RMB30,000,000 (US$4,470,000) to meet our working capital requirements. As of December 31, 2018, we had RMB4,750,000 (US$707,000) outstanding, which will become mature one year after the drawdown date. The revolving facility will expire on October 23, 2019. There are no commitment fees and conditions under which lines may be withdrawn associated with our unused facilities.

        Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2018.

Off-Balance Sheet Commitments and Arrangements

        We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Critical Accounting Policies

        We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

        The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our consolidated financial statements. For further information on our critical accounting policies, see Note 2 to our consolidated financial statements and interim condensed consolidated financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

        Effective January 1, 2017, we elected to adopt the requirements of ASC 606 using the full retrospective method. We apply the five-step model outlined in ASC 606, and account for a contract when it has approval and commitment from our customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

        Revenue is allocated to each performance obligation based on its standalone selling price. We generally determine standalone selling prices based on observable prices. If the standalone selling price is not observable through past transactions, we estimate the standalone selling price based on multiple factors, including, but not limited to, historical discounting trends for products and services, gross margin objectives, internal costs, and industry technology lifecycles. Timing of revenue recognition may differ from the timing of invoicing to our customers. For certain revenue contracts our customers are required to pay before the products or services are delivered to them. We recognize a contract asset or a contract liability in the consolidated balance sheets, depending on the relationship between our performance and our customer's payment. Contract liabilities represents the excess of payments received as compared to the consideration earned and is reflected in "deferred revenue and customer advances" in our consolidated balance sheets. Contract assets primarily relate to our rights to consideration for work completed in relation to its services performed but not billed at the reporting date, and is reflected in "prepayments and other current assets" in our consolidated balance sheets. The contract assets are transferred to the receivables when the rights become unconditional. Using the practical expedient in ASC 606, we do not adjust the promised amount of consideration for the effects of a significant financing component if we expect, at contract inception, that the period between the transfer of the promised good or service to our customer and when our customer pays for that good or service will be one year or less. Pursuant to ASC 606-10-32-2A, we also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price. Therefore, revenues are recognized net of business tax, value added taxes and surcharges.

Cloud Robot and Services

        We sell a range of robot products that are embedded with corresponding end-to-end cloud AI operating systems and processing services. The end-to-end cloud AI operating systems and processing services, or collectively Cloud Services, are not distinct within the context of the contract because they are considered highly interdependent and our customer can only benefit from these services in conjunction with one another as a two-way dependency exists. Further, these services are not sold separately and would not be purchased/consumed by our customer on a standalone basis. Therefore, the arrangement has two performance obligations, the robot and the Cloud Services. Revenue allocated to the robots is recognized at the point in time when control transfers to our customer, which generally occurs upon delivery. Cloud Services revenue is recognized over time because our customer simultaneously receives and consumes the benefits as we perform throughout a fixed contract term.

Cloud AI Solutions

        We sell a range of smart devices that are embedded with corresponding end-to-end cloud AI operating systems and processing solutions. The end-to-end cloud operating systems and processing services, or collectively Solutions, are not distinct within the context of the contract because they are considered highly interdependent and our customer can only benefit from these services in conjunction with one another as a two-way dependency exists. Further, these services are not sold separately and would not be purchased/consumed by our customer on a standalone basis. Therefore, the arrangement has two performance obligations, the smart device and the Solutions. Revenue allocated to the smart device is recognized at the point in time when control transfers to our customer, which generally occurs upon delivery. Solutions' revenue is recognized over time because our customer simultaneously receives and consumes the benefits as we perform throughout a fixed contract term.

Smart Devices

        We sell a range of smart devices. Smart devices revenue contracts consist of only one performance obligation. Revenue is recognized at the point in time when control transfers to our customer, which generally occurs upon delivery.

Others

        Others includes services ancillary to our other revenue streams, primarily cloud and network services. Cloud and network service income is recognized when services are provided as our customer simultaneously benefits from the services as they are performed.

Consolidation of Affiliated Entities

        To comply with PRC laws and regulations which prohibit foreign control of companies that engage in value-added telecommunication services, we primarily conduct our business in the PRC through our PRC subsidiaries and the VIE. The equity interests of our VIE are legally held by PRC shareholders. Despite the lack of technical majority ownership, we have effective control of our VIE through a series of contractual agreements and a parent-subsidiary relationship exists between us and our VIE. Through the contractual agreements, the shareholders of our VIE effectively assigned all of their voting rights underlying their equity interests in our VIE to us and therefore, we have the power to direct the activities of our VIE that most significantly impact its economic performance. We also have the ability and obligations to absorb substantially all the profits or losses of our VIE that potentially could be significant to our VIE. Based on the above, we consolidate the VIE in accordance with SEC Regulation SX-3A-02 and ASC 810, Consolidation. We will reconsider the initial determination of whether a legal entity is a consolidated affiliated entity upon certain events listed in ASC 810-10-35-4 occurring. We will also continuously reconsider whether we are the primary beneficiary of our affiliated entities as facts and circumstances change. See "Risk Factors—Risks Relating to Our Corporate Structure."

Derivative Instruments

        ASC 815, Derivatives and Hedging, requires all contracts which meet the definition of a derivative to be recognized in the consolidated financial statements as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income/loss or in shareholders' deficit as a component of other comprehensive loss depending on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair values of derivatives not qualified as hedges are reported in the consolidated statements of comprehensive loss. The estimated fair values of derivative instruments are determined at discrete points in time based on the relevant market information. We calculated these estimates with reference to the market rates using industry standard valuation techniques with the assistance of an independent third-party valuation firm.

        As presented in the subsequent subsection, "Fair Value Estimate," we applied the discounted cash flow analysis to estimate our business enterprise value, or BEV as of various valuation dates and the option-pricing method was used to allocate the BEV to preference shares or other senior securities and ordinary shares. The derived fair value of ordinary share and preference shares was then further used as inputs to the Black-Scholes option pricing model to estimate the fair value of the derivative instruments. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the expected volatility of the underlying stock and the expected life of the derivative instruments. These estimates involve inherent risk and uncertainties and the application of management's judgment. To determine the expected life of the derivative instruments, we have considered factors including the timing of expected various liquidity events and their respective probabilities as well as the contractual life of the derivative instruments. We historically have been a private company and lack company-specific historical and implied volatility information. Therefore, we estimate our expected volatility based on the historical volatility of a group of similar companies, which are publicly-traded.

        We have measured the warrants at fair values on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2017 and 2018 and March 31, 2019. The significant unobservable inputs used in the fair value measurement and the corresponding impacts to the fair values are presented below:

Estimation
Financial instrument	Valuation techniques	Unobservable inputs	December 31, 2017	December 31, 2018	March 31, 2019
Warrants	Black-Scholes option pricing model	Volatility for Black-Scholes option pricing model	55.04% - 63.42%	54.42% - 58.88%	51.99% - 59.90%

Convertible preference shares

        The convertible preference shares, or preference shares, have been classified as mezzanine equity as they may be redeemed upon the occurrence of a conditional event, a deemed liquidation event. The preference shares were initially recorded at issue price net of issuance costs. We concluded that the preference shares are not redeemable currently, and is not probable that the preference shares will become redeemable because the likelihood of a deemed liquidation is remote. Therefore, no adjustment will be made to the initial carrying amount of the preference shares until it is probable that they will become redeemable.

        The holders of preference shares have the ability to convert the instrument into our ordinary shares. We have evaluated the embedded conversion option in the preference shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features. The conversion option of the preference shares does not qualify for bifurcation accounting because the conversion option is clearly and closely related to the host instrument and the underlying ordinary shares are not publicly traded nor readily convertible into cash. The contingent redemption options of the convertible preference shares did not qualify for bifurcation accounting because the underlying ordinary shares were neither publicly traded nor readily convertible into cash. There were no other embedded derivatives that are required to be bifurcated.

        Beneficial conversion features exist when the conversion price of the convertible preference shares is lower than the fair value of the ordinary shares at the commitment date, which is the issuance date in our case. When a beneficial conversion feature, or BCF, exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the convertible preference shares as a contribution to additional paid-in capital. We recorded a BCF for certain of our series A and series A+ preference shares, and the resulting discount to the such preference shares was immediately amortized in full as a deemed dividend because the earliest conversion date is the issuance date. We determined the fair value of our ordinary shares with the assistance of an independent third party valuation firm.

        The contingent conversion price adjustment is accounted for as a contingent BCF. In accordance with ASC paragraph 470-20-35-1, changes to the conversion terms that would be triggered by future events not controlled by an issuer should be accounted as contingent conversions, and the intrinsic value of such conversion options would not be recognized until and unless a triggering event occurred. No contingent BCF has been recognized for the periods presented.

Share based compensation

Awards granted to employees

        We apply ASC 718, Compensation—Stock Compensation, or ASC 718, to account for our employee share-based payments. In accordance with ASC 718, we determined whether an award should be classified and accounted for as a liability award or equity award. All of our share based awards were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values. We elected to account for forfeitures as they occur. With the assistance of an independent third party valuation firm, we used the binomial option pricing model to determine the fair value of the stock options granted to employees.

        The share based awards will only vest upon the completion of an initial public offering or an IPO, Given that this constitutes a performance condition that is not considered probable until the IPO completion date, we will not recognize any compensation expense until an IPO occurs. Upon the IPO completion date, we will immediately recognize expenses associated with share awards that are vested as of the IPO completion date. As of March 31, 2019, the total unrecognized compensation costs that will be recognized for awards that will vest upon completion of the IPO amounted to US$11.8 million. In addition, we will also recognize the remaining compensation expenses over the remaining service requisite period using the accelerated method.

Awards granted to non-employees

        We account for equity instruments issued to non-employees in accordance with ASC 505-50, Equity—Equity-based payments to non-employees. All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty's performance is completed as there is no associated performance commitment. The expense is recognized in the same manner as if we had paid cash for the services provided by the non-employees.

        The share based awards will only vest upon the completion of an IPO. Given that this constitutes a performance condition that is not considered probable until the IPO completion date, we will not recognize any compensation expense until an IPO occurs. Upon the IPO completion date, we will immediately recognize expenses associated with share awards that are vested as of the IPO completion date. In addition, we will also recognize the remaining compensation expenses over the remaining service requisite period using the accelerated method.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value

        The fair value of each option grant is estimated using the binomial option-pricing model. The model requires the input of highly subjective assumptions including the estimated expected share price volatility and, the share price upon which (i.e. the exercise multiple) the employees are likely to exercise options. We historically have been a private company and lack information on our share price volatility. Therefore, we estimate our expected share price volatility based on the historical volatility of a group of similar companies, which are publicly-traded. When selecting these public companies on which we have based our expected share price volatility, we selected companies with characteristics similar to us, including the BEV, business model, development stage, risk profiles, position within the industry, and with historical share price information sufficient to meet the contractual life of our share-based awards. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own share price becomes available. The exercise multiple is estimated as the average ratio of the share price to the exercise price as at the time when employees would decide to voluntarily exercise their vested options. As we did not have sufficient information of past employee exercise history, we considered the statistics on exercise patterns of employees compiled by Huddart and Lang in Huddart, S., and M. Lang. 1996. "Employee Stock Option Exercises: An Empirical Analysis." Journal of Accounting and Economics, vol. 21, no. 1 (February):5-43, which are widely adopted by valuers as authoritative guidance on expected exercise multiples. The risk-free interest rates for the periods within the contractual life of the option are based on the U.S. Treasury yield curve in effect during the period the options were granted. Expected dividend yield is based on the fact that we have never paid, and do not expect to pay cash dividends in the foreseeable future.

        The assumptions adopted to estimate the fair value of options using the binomial option pricing model were as follows:

        The assumptions used to estimate the fair value of the share options granted are as follows:

	For the Year Ended December 31,		For the Three Months Ended March 31,
	2017	2018	2018	2019
Risk-free interest rate	2.21% - 2.38%	2.60% - 3.04%	2.70% - 2.74%	—
Expected volatility range	55.04% - 63.89%	52.62% - 60.13%	55% - 60%	—
Exercise multiple	2.2 - 2.8	2.2 - 2.8	2.2	—
Fair market value per ordinary share as at valuation dates	$0.87 - $1.05	$1.35 - $2.72	$1.35	—

        These assumptions represented our best estimates, but the estimates involve inherent uncertainties and the application of our judgment. As a result, if factors change and we use significantly different assumptions or estimates when valuing our options, our share-based compensation expense could be materially different.

Fair Value Estimate

        We are required to estimate the fair value of the ordinary shares underlying our options when performing the fair value calculations with the binomial option model. Therefore, our board of directors has estimated the fair value of our ordinary shares at various dates, with input from management, considering the third-party valuations of ordinary shares at each grant date. The valuations of our ordinary shares were performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. In addition, our board of directors considered various objective and subjective factors, along with input from management and the independent third-party valuation firm, to determine the fair value of our ordinary shares, including: external market conditions affecting the robotics industry, trends within the robotics industry, the prices at which we sold preference shares, the superior rights and preference of the preference shares or other senior securities relative to our ordinary shares at the time of each grant, the results of operations, financials position, status of our research and development efforts, our stage of development and business strategy, and the lack of an active public market for our ordinary shares, and the likelihood of achieving a liquidity event such as an initial public offering. In order to determine the fair value of our ordinary shares underlying each share-based award grant, we first determined our BEV, and then allocated the BEV to each element of our capital structure (convertible preference shares and ordinary shares) using a hybrid method comprising the probability-weighted expected return method and the option pricing method. In our case, three scenarios were assumed, namely: (i) the liquidation scenario, in which the option pricing method was adopted to allocate the value between convertible preference shares and ordinary shares, and (ii) the redemption scenario, in which the option pricing method was adopted to allocate the value between convertible preference shares and ordinary shares, and (iii) the mandatory conversion scenario, in which equity value was allocated to convertible preference shares and ordinary shares on an as-if converted basis.

        In determining the fair value of the ordinary shares, we applied the discounted cash flow analysis based on our projected cash flow using our best estimate as of the valuation date. The determination of our fair value of the ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, and our operating history and prospects at the time of valuation.

        We determined the fair value of our share awards granted to employees as of the date of grant and the fair value of our share awards granted to non-employees upon the counterparty's performance completion, taking into consideration the various objective and subjective factors described above. We computed the per share weighted-average estimated fair value for share awards based on the binomial option pricing model.

        Once public trading market of the ADSs has been established in connection with the completion of this offering, it will no longer be necessary for us to estimate the fair value of our ordinary shares in connection with our accounting for granted share awards.

Internal Control Over Financial Reporting

        Prior to this offering, we have been a private company with limited accounting and financial reporting personnel and other resources to address our internal controls and procedures. In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2017 and 2018, we and our independent accountant identified a material weakness in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

        The material weakness identified is the Company's lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of United States generally accepted accounting principles and Securities and Exchange Commission rules.

        We are in the process of implementing a number of measures to address these material weakness identified, including: (i) hiring additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (ii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (iii) developing, communicating and implementing an accounting policy manual for its accounting and financial reporting personnel for recurring transactions and period-end closing processes, and (iv) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of the Company's consolidated financial statements and related disclosures.

        The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See "Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected"

        As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company's internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We will not "opt out" of such exemptions afforded to an emerging growth company.

Holding Company Structure

        Cloudminds Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiary, our consolidated variable interest entity and its subsidiaries in China. As a result, Cloudminds Inc.'s ability to pay dividends depends upon dividends paid by our PRC subsidiary. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiary and consolidated variable interest entity in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and our consolidated variable interest entity may allocate a portion of their after-tax profits based on PRC accounting standards to a surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. Total restrictions placed on the distribution of our PRC subsidiary and consolidated VIE's net assets was US$10.9 million as of December 31, 2018.

Inflation

        Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017 and December 2018 were increases of 1.8% and 1.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

        We transact a majority of our business in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

        The value of Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. On August 11, 2015, the People's Bank of China announced plans to improve the central parity rate of the Renminbi against the U.S. dollar by authorizing market-makers to provide parity to the China Foreign Exchange Trading Center operated by the People's Bank of China with reference to the interbank foreign exchange market closing rate of the previous day, the supply and demand for foreign currencies as well as changes in exchange rates of major international currencies. Effective from October 1, 2016, the International Monetary Fund added Renminbi to its Special Drawing Rights currency basket. Such change and additional future changes may increase volatility in the trading value of the Renminbi against foreign currencies. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the Renminbi appreciated approximately 7% against the U.S. dollar during this one-year period. Since February 2018, the RMB has depreciated significantly, over 8% against the U.S. dollar. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future. The Renminbi has recently depreciated significantly against the backdrop of a surging U.S. dollar and persistent capital outflows of China, , and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

        To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

        As of March 31, 2019, we had Renminbi-denominated cash and cash equivalents of US$44.2 million. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on March 29, 2019 would result in a decrease of US$4.0 million in cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on March 29, 2019 would result in an increase of US$4.9 million in cash and cash equivalents.

Interest rate risk

        Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest-

earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

        After completion of this offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Recently Issued Accounting Pronouncements

        A list of recently issued accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements and interim condensed consolidated financial statements included elsewhere in this prospectus.

INDUSTRY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under "Risk Factors," before deciding whether to invest in our ADSs. The information presented in this section have been derived from an industry report commissioned by us and prepared by Frost & Sullivan, an independent research firm, to provide information regarding our industry and our market position in China and globally. We refer to this report as the "Frost & Sullivan Report."

Overview of Global Robotics Market

        We believe the world is entering a new era where intelligent robots will become increasingly prevalent in factories, warehouses, hotels, hospitals, shops and homes. Aging populations, structural labor shortages, rising labor costs and the drive for continuous productivity enhancement create growing demand for both industrial and service robots, according to Frost & Sullivan. Labor shortages are expected to become particularly acute for jobs that are dangerous, tedious or generally less desirable, creating demand for robotic substitutes. The robotics industry is also now at the turning point where a new generation of robots is emerging, according to Frost & Sullivan. This new generation of robots is more cost-effective to produce, more maneuverable, capable of dynamic learning, and therefore increasingly competent to operate in uncontrolled environments. As a result, robots are expected to assist and potentially replace humans in roles such as receptionists, cleaners, security guards, domestic helpers, among others.

        According to Frost & Sullivan, the market size of total global robotics, measured by sales value, increased from US$48.4 billion in 2016 to US$75.5 billion in 2018, representing a CAGR of 25.0% during this period, and is expected to grow at a CAGR of 21.6% to US$201.0 billion in 2023. On the other hand, the market size of total global cloud robotics, measured by sales value, increased from US$1.6 billion in 2016 to US$11.4 billion in 2018, representing a CAGR of 167.6% during this period, and is expected to grow at a CAGR of 55.3% to US$103.0 billion in 2023.

        By operating method, robots can be broadly classified into cloud robots and non-cloud robots. Today the majority of robots are non-cloud in the sense that functions of sensing, computing, and data storage are carried out on chips or devices that are built within the robot body. Compared to non-cloud robots, cloud robots share computing power, AI capabilities, data, and storage on the cloud via networks. Cloud robots can take various forms including smart speakers at home, patrolling robots in neighborhoods, autonomous guided vehicles in warehouses, to more sophisticated humanoid receptionists in hotels or shopping malls.

        Frost & Sullivan expects cloud robotics market, our primary addressable market, to occupy an increasing portion of the global robotics market. Cloud robotics penetration rate is expected to significantly increase from 15.1% in 2018 to 51.3% in 2023, resembling the market penetration trajectory of smartphones replacing non-smartphones, according to Frost & Sullivan. Substantial improvements in functionality, applications and user experience over traditional cellphones propelled the smartphone's rise in popularity in the late 2000s. Underpinning those improvements were technological breakthroughs such as the introductions of Android/iOS operating systems, multi-touch screens, high-definition displays and 3/4G networks. Today, with advances in AI, cloud computing, 5G communication networks and smart compliant actuators, the robotics industry is at a similar technological inflection point once seen in the cellphone industry, and cloud robots are poised to proliferate in the same fashion that smartphones did, according to Frost & Sullivan.

        The chart below sets forth the market size of total global robotics by sales value with breakdown between cloud and non-cloud robotics:

Source: Frost & Sullivan Report

Notes:

(1)
The market size includes sales value of robot hardware terminals, software and services.

(2)
Robotics is defined as the industry related to the design, manufacture and operation of robots, including robotics hardware terminals, software and services.

(3)
The cloud-based robotics penetration rate is defined as the market size of cloud-based robotics divided by the market size of overall robotics.

Overview of Global Cloud Robotics Market

        For non-cloud robots designed to perform simple tasks in pre-programed scenarios, the computing and storage capacity contained within the robot body is typically sufficient. However, for more versatile robots geared towards sophisticated tasks, local computing and storage contained in the robot body might not satisfy the needs of complex operations, or otherwise might not be capable of such complex operations without incurring high costs related to more and upgraded chips, more energy consumption, more robust cooling system, and heavier and bulkier robot bodies. Cloud robots are hence created to significantly improve versatility and adaptability by directly accessing powerful computing and data storage in the cloud, real-time data and knowledge sharing via network while reducing overhead costs incurred due to regular maintenance and upgrades. By connecting with a knowledge sharing pool hosted in the cloud, which is contributed by all the connected robot bodies, each cloud robot would become smarter, more adaptive and responsive in complex environments. As a result, the capabilities and application scenarios of cloud robots could be far more diverse.

        According to Frost & Sullivan, the market size of total global cloud robotics in sales value was measured at US$1.6 billion in 2016 and grew at a CAGR of 167.6% to US$11.4 billion in 2018. This sector is expected to achieve US$103.0 billion in sales in 2023, representing a CAGR of 55.3% from 2018. The chart below sets forth the market size of total global cloud robotics with breakdown by end uses:

Source: Frost & Sullivan Report

        Among the end use cases, Cloudminds' cloud robots are expected to be deployable primarily in the retail, hospitality and janitorial services, security and patrolling, household and leisure, warehouse and logistics, and healthcare segments in the near to medium future.

Retail, hospitality and janitorial services

        The retail and hospitality industries increasingly turn to robots to offset rising labor costs resulted from structural labor shortages and as a complement to human labor to improve productivity or reduce cost. Currently robots have been adopted in hotels, shops and restaurants to assist and in certain cases to replace humans in cleaning, serving food and beverage, and responding to enquiries as receptionists. Over time, it is expected that cloud robots can fully substitute humans in such roles in increasingly broader circumstances. According to Frost & Sullivan, the global cloud robotics market size in this segment will experience a high growth of 80.0% CAGR from 2018 to 2023 and is expected to reach US$4.5 billion in sales in 2023.

Security and patrolling

        Jobs in security and patrolling are often dangerous or tedious, and thus less desirable for human. Meanwhile, technological advances in robotic mobility, visual recognition and video surveillance greatly expanded the usability of patrol and security robots, which has now become a viable and cost-effective substitute for human for certain security and patrolling functions. The sales value of cloud robotics in this segment is expected grow at 110.4% CAGR in the next 5 years, reaching US$7.8 billion in 2023.

Household and leisure

        The current generation of household and leisure robots function as vacuum cleaners, sweeping machines, voice-enabled virtual smart home assistants, and toy/entertainment robots. As technology advances and with the benefit of years of data and training, for example, household cloud robots may have the potential to become viable alternatives to domestic helpers in the long run. Household and leisure is expected to be the largest sector for cloud robots over the next five years, growing at a CAGR of 38.5% from 2018 to 2023, reaching US$46.8 billion in sales in 2023.

Warehouse and logistics

        Warehouse and logistics represents a prime market for cloud robots to relieve humans from performing labor-intensive and tedious tasks. The space has already seen substantial adoption of cloud-enabled Automated Guided Vehicles, or AGVs, for its efficiency and cost benefits. Going forward, cloud robotics adoption in the segment is expected to rise further and expand to include smart robotic picking, sorting, and delivery besides AGVs. The sales value of this segment of cloud robotics is expected to reach US$7.6 billion in 2023, representing a CAGR of 116.3% from 2018.

Healthcare

        Today robotics is being experimented in healthcare sector to facilitate surgeries and physical rehabilitations. Robotics adoption in the sector is expected to further accelerate in the future as cloud robotics use cases expand into medical diagnosis and patient care. Big data-enabled robotics can greatly improve the speed and accuracy of medical diagnosis while humanoid cloud robots with natural language processing and advanced mechanical capabilities can significantly increase the availability of patient care and provide companionships. Cloud robotics market size in the healthcare segment is expected to reach US$12.6 billion in sales in 2023, representing a 86.3% CAGR from 2018.

Key Advantages of Cloud Robots

        The following are the key functional elements of cloud robots:

  •
  Offloading Computation.  This is achieved through a robot "brain" hosted in the cloud to offload heavy computing tasks and use cloud-based resources for data processing, deep learning and storage.

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  Connection and Communication.  The robot "brain," robot control and robot body are connected via a secured network. Data and information are transmitted via this secured network.

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  Control and Monitor.  Robot control serves as the gateway between robot "brain" and robot body. Forms of robot control can be devices, such as robot controllers or smart communication devices, or software installed on devices. Users can also direct and control the operations of cloud robots through such control.

  •
  Implementation.  The robot body executes the physical actions of the robots, and can take a variety of forms such as humanoid robots, drones or autonomous vehicles. Robot bodies are constructed from components such as actuators, sensors, batteries, and motors etc.

        Compared to non-cloud "brain" for robotic applications, these cloud-based capabilities transcend the productivity and applications scope of the traditional non-cloud robots and provide a multitude of key advantages include the following:

  •
  An ecosystem that is open to and integrates various offerings in cloud computing, AI, robotic hardware and software to enable integration of a wider array of robot forms;

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  self-learning and upgrading from sharing of data via reliable connection and network;

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  stronger processing power supplied by the cloud;

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  multi-tasking and collaboration capabilities;

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  better cost efficiency as a result of lower chip power and quantity requirement, better energy efficiency, less complicated cooling system, and lighter and more compact robot bodies, which in turn was enabled by offloading computation;

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  scalability and adjustability of cloud services; and

  •
  accumulation of user case data via easy access and on-demand storage capacity.

Key Technological Advances Driving Increasing Adoption of Cloud Robotics

        The global robotics industry is reaching a technological inflection point where recent technological advances in fields such as AI, 5G telecommunications networks, network security, and actuators, are expected to bring forth new capabilities and applications that will accelerate the growth of cloud robotics in particular.

Artificial Intelligence ("AI")

        AI is a branch of computer science where machines gain intelligence and mimic human cognitive functions. Examples of relevant AI technologies for robotics include computer vision, natural language processing (NLP), and simultaneous localization and mapping (SLAM). Advances in AI have enabled the creation of robots that are able to learn autonomously and therefore grow in intelligence and become increasingly useful.

5G network

        Among all the functions of cloud robots, software download, system upgrade, data transmission (image, sound, video, command) for cloud monitoring and centralized control are all dependent on the speed and latency of the mobile communications network. Data transmission rate and latency directly determine whether real-time monitoring and controlling can be achieved. The broad application of 5G network will significantly decrease latency and increase bandwidth, benefiting robot systems by increasing stability and exchange of information, and enabling robots to be more interactive through real-time connection and transfer of huge amounts of data to and from the cloud. Frost & Sullivan expects the latency of 5G network to be around 40 to 50 times lower than 4G network, and the speed to be 100 times faster. South Korea and the United States have launched the world's first commercial 5G services in April 2019. Other leading economies that are accelerating the deployment of 5G network, including China, Europe, Japan, plan to launch commercial 5G network between 2019 and 2020. With the continuous development of technology and increased commercial applications, it is expected that worldwide large-scale commercial 5G deployments will be implemented after 2022. More importantly, the structure of 5G network will be optimized for technologies such as network slicing, through which service providers can build private virtual end-to-end networks tailored to application requirements.

Network security

        Network reliability and security are two of the main challenges for cloud robots. Insecure networks present serious risks such as data leakage and identity hacking. A secure end-to-end network infrastructure is essential for the development of cloud robots. Developments in virtual backbone network, software defined perimeter, and cloud access secure broker, blockchain technology, among others, have provided solutions for secure connection.

Actuators

        Actuators, the joints of robots, play an important role in implementing control and movement of robots. A stiff actuator is a device designed to move to a specific position following a predefined trajectory regardless of external forces, whereas compliant actuator is able to modify motions in reaction to external forces during the performance of tasks. To perform the various service-oriented functions of robots, actuators are required to put out different force, torque, speed of operation, accuracy, precision and power consumption. Compared to traditional stiff actuators, smart compliant actuators feature higher torque density, smaller size, lower cost, higher adaptability to the environment and safer. Other innovative actuator developments include soft pneumatic actuators and gear-free actuators. The advances in actuators technology are benefiting both cloud and non-cloud based robotics and are crucial in producing a new generation of lightweight and compact robots that can enable man and machine to work closely and safely together, and importantly, are cost-effective to produce.

Entry Barriers to the Cloud Robotics Market

Ability to provide end-to-end cloud robot solutions

        An end-to-end cloud robot solutions provider has the ability to integrate hardware, software, platform and networks in the cloud robotics industry to provide complete solutions for customers. From customers' perspectives, they benefit from a streamlined user experience as they no longer need to interface with multiple vendors. Products and services can also be more tailored to customers' needs than those from individual vendors. From the provider's perspective, it can now realize the synergies between hardware and software in product design, application development and cross-sale opportunities, increasing customer switching costs and capturing a greater share of customers' robotics spending.

Ability to provide an independent cloud infrastructure with broad network coverage and enhanced security

        It takes significant time and resources to build an independent cloud infrastructure with broad network coverage and enhanced security. Independence from major existing cloud-solution providers is crucial to the versatility and adaptability of cloud robots. It encourages application developers to participate as developers' applications would not be limited or tempered due to conflict of interests. It also ensures that customers would have cloud robots that are open to applications from all industry players. Network coverage will directly affect the usability of the cloud robots. To achieve wide coverage, strong relationships with telecom operators and significant investment in data center deployment are necessary. To prevent hacking and data transmission errors, especially in safety-critical application scenarios, it is essential to ensure secured data transmission and storage.

Ability to develop useful and productive robots

        For cloud robots to be useful and productive, there are key technological differentiators both in terms of software and hardware. In terms of software, cloud robots' AI engine, for example, needs massive data collection to be trained and extensive field experience for algorithm improvement, both of which require long operating history and data access. In terms of hardware, dexterity, agility and griping capabilities are the key differentiating mechanical abilities for cloud robots as they determine the degree of interaction and the scope of tasks robots can perform. A patent portfolio in these software and hardware areas serves as a strong technological moat and creates opportunities to establish industry standards that reinforces market leadership.

Ability to offer cost-competitive robotics solutions compared to human labor costs

        In addition to productivity, cost saving is another key driver for adoption of cloud robots, and reaching scale and mass-production is critical to achieving the cost-competitiveness. It takes time and resources to align supply chains, perfect manufacturing processes and increase yield rates. It also takes trial-and-error in production to simplify product design fit for cost-effective mass-production.

Cloud Robotics Market Landscape

        Various players participate along the value chain in the cloud robotics market. As a burgeoning industry, it is attracting incumbent AI software developers, traditional robotics hardware manufacturers, operating systems developers and cloud network providers. However, today there are very few players able to provide end-to-end solutions in the cloud robotics space. The majority of incumbent players only offer re-purposed products and services originally designed for applications other than cloud robotics, instead of developing from the ground up with a focus on maximizing the robots' functionalities and usability through cloud robot technologies. For example, these re-purposed products often lack cloud "brain" for real-time cloud computing and data exchanges and bolster only temporary cloud connectivity for program updates.

        According to Frost & Sullivan, as the industry is poised for tremendous technological changes and market growth, players who provide an end-to-end cloud robot system integrating hardware, software, platform and network solutions are well positioned to become the leaders within the cloud robotics industry to set the industry standards and guidelines.

BUSINESS

Our Mission

        Our mission is operating smart robots for people.

Market Opportunities

        We believe the world is entering a new era where intelligent robots will become increasingly prevalent in factories, warehouses, hotels, hospitals, shops and homes. Aging populations, structural labor shortages, rising labor costs and the drive for continuous productivity enhancement create growing demand for both industrial and service robots, according to Frost & Sullivan. Labor shortages are expected to become particularly acute for jobs that are dangerous, tedious or generally less desirable, creating demand for robotic substitutes. The robotics industry is now at the turning point where a new generation of robots is emerging, according to Frost & Sullivan. This new generation of robots is more cost-effective to produce, more maneuverable, capable of dynamic learning and therefore increasingly competent to operate in uncontrolled environments. As a result, robots are expected to assist and potentially replace humans in roles such as receptionists, cleaners, security guards, and domestic helpers, among others.

        For traditional robots designed to perform simple tasks in limited scenarios, the computing capabilities carried by the chips and storage capacity built within robot bodies would be sufficient. However, for more versatile robots geared towards sophisticated tasks, such local capabilities contained in the robot body would not satisfy the needs of complex operations, nor could they deliver the required services without incurring high costs for future upgrades. Limited by their local storage capacity, it is difficult for traditional robots to store, access, or process a large amount of data. To efficiently acquire new skill sets to perform new functions, robots need to be able to self-upgrade on a continual basis, for which the localized computing is not the ideal robot architecture as the functions and applications of traditional robots are often preset with no or limited learning capability.

        To address the shortcomings of traditional robots, cloud robots that are powered by the abundant and evolving computing and storage resources in the cloud have been introduced. Cloud robots have scalable access to the powerful computation and storage resources in the cloud, and are endowed with real-time open data center and shared knowledge base via a communication network. By connecting to the knowledge sharing pool, which is contributed by all the connected robot bodies, each cloud robot would become more intelligent, adaptive and responsive to the unstructured information exchange in real world. As a result, the application scenarios of cloud robots could be largely expanded, and we believe cloud robots represent the future trend for robotics.

Our Solution

        We have built and operate an open end-to-end cloud robot system, and offer it as a service to the world. We are one of the few players that offer an end-to-end cloud robot system in the global robotics industry and are the very first to commercialize related products and services, according to Frost & Sullivan. Our pioneering world-class architecture, according to Frost & Sullivan which consists of a "cloud brain," a "nerve network" and robot controllers, is capable of operating a massive number of intelligent and secure robots simultaneously. This architecture is complemented by our smart joint technology.

  •
  The "cloud brain" is a highly scalable operating platform that can host a large number of robot "brains" simultaneously, each empowered by our AI capabilities and skills that are developed and customized for robot applications in various service scenarios.

  •
  The "nerve network," built upon the international mobile network infrastructures, is a highly secure and reliable intranet that is isolated from the public internet and connects robots to the "cloud brain."

  •
  Our robot controllers are specialized and secured smart devices that are designed to connect robot bodies to the "cloud brain" via the "nerve network" and serve as the local processers as well as the standardized interface through which robot "brains" control the robot bodies.

  •
  Our standardized smart compliant actuators, or smart joints, enable robots to perform diverse and more precise movement and mechanical manipulations, and enable mass production of highly compliant and secure robots that can perform human-like joint movements and complete complex tasks at reasonable costs. Based on our smart joint technology, we have developed XR-1, the first model of our next-generation XR series cloud robot. XR-1 is capable of performing a wide range of services for users, including grabbing water cups and pouring water. Our smart joints bring standardization to the industry, and other players can adopt these to build different types of robots.

        Our cloud robot system leads the evolution of the robotics industry towards an intelligent robot system, according to Frost & Sullivan. The highly scalable operating platform powered by the "cloud brain," the secure and reliable connection offered by the nerve network, the standardized interface of our robot controllers, and our versatile smart joint technology, together, formed an ecosystem with scalability potentials and capability of integrating our products and services with all relevant players in the robotics industry. Moreover, our end-to-end cloud robot system opened up numerous applications and tremendous monetization opportunities that can go beyond just robotics. For example, we generated a substantial amount of revenues from our cloud AI solutions, which has so far centered around smart devices that are embedded with corresponding end-to-end cloud AI operating systems and processing solutions related to smart city projects. In addition, we also generate revenues from sale of smart devices.

        Innovation is the key to our success as we are at the cutting edge of AI field, secured mobile communication, and robotics. Our powerful research and development capabilities are built upon a team of over 400 experienced engineers based in China and the United States as of March 31, 2019. We also conduct joint research programs with top universities and research institutions to advance our cloud robot system. We actively protect our research and development results through intellectual properties. As of March 31, 2019, we had 62 patents registered in China and seven patents registered overseas, and had 579 and 505 pending patent applications in China and overseas, respectively. In order to motivate our team to innovate, we have created a unique patent reward program, which not only provides cash incentive for each successful patent application but also grants cash profit sharing of potential financial gains.

        Our total revenues increased by 529.1% from US$19.2 million in 2017 to US$121.0 million in 2018. Our total revenues decreased by 62.1% from US$32.7 million for the three months ended March 31, 2018 to US$12.4 million for the three months ended March 31, 2019, which was primarily attributable to the decrease in our revenues from cloud AI solutions as a result of the delivery timing of purchases related to smart city projects. Our net loss was US$156.8 million in 2018 as compared to net loss of US$47.7 million in 2017, and was US$59.9 million for the three months ended March 31, 2019 as compared to net loss of US$28.9 million for the three months ended March 31, 2018. Our adjusted net loss, a non-GAAP measure defined as net loss excluding change in fair value of financial instruments, was US$67.7 million in 2018 as compared to US$37.3 million in 2017, and was US$9.4 million for the three months ended March 31, 2019 as compared to US$12.6 million for the three months ended March 31, 2018. Our continued investment in research and development, amounting to US$22.7 million in 2017 and US$54.1 million in 2018, contributed significantly to our adjusted net loss in the same periods. Our research and development expenses amounted to US$8.3 million for the three months ended March 31, 2018 and US$3.7 million for the three months ended March 31, 2019, the difference between which was primarily due to the decrease in prototype cost and cost of testing materials in line with the development cycle of a certain product. See "Prospectus Summary—Summary Consolidated Financial Data—Non-GAAP Financial Measures."

Our Competitive Strengths

World's leading cloud robot and services company

        As technology continues to evolve and human society continues to transform, demand for robots to process massive data and perform sophisticated tasks also increases. However, robots with only local computation and storage capability are limited to performing simple requests that are pre-programmed, creating significant opportunity for the development of cloud robots, which feature abundant and evolving computing and storage resources in the cloud. According to Frost & Sullivan the market size of global robotics industry is expected to grow at a CAGR of 21.6% between 2018 and 2023, reaching US$201.0 billion by the year 2023. Meanwhile the penetration rate of cloud robots is expected to significantly increase to 51.3% by 2023.

        We are a world's leading cloud robot and services company, one of the few players that offer an end-to-end cloud robot system in the global robotics industry, and the very first to commercialize related products and services, according to Frost & Sullivan. With first-mover advantage and wide service function coverage, we are well positioned to capture the market opportunities in this evolution towards cloud intelligent robot systems.

        We believe that the value of cloud robots is to make smart and useful robots that can be constantly enhanced and produced at a reasonable cost. In the "cloud brain," we have created an innovative and unique system of hybrid operation by combining AI with human augmentation. Through the system, we can dramatically improve cloud robots' performance by human augmentation while, at the same time, accumulating huge amount of valuable operating data as the number of our deployed cloud robots increases. We can then improve the cloud brain by applying these data to the training of algorithms. As a result, our cloud robots will become smarter, more useful and more adaptive to a broader range of functionality over time. To date, the cloud robots that operate on our cloud robot system have been deployed in different application scenarios such as retail, hospitality, property management, inspection services and smart city.

        Our end-to-end cloud robot system that consists of the "cloud brain," "nerve network," robot controllers and robot bodies, along with our smart joint technology, create an open ecosystem with scalability potentials that is capable of integrating our products and services with all relevant players in the robotics industry. Third-party AI application developers may introduce their algorithms and AI apps to the "cloud brain." The smart joint technology brings standardization to the robot manufacturing industry, which other players can adopt to their own robots while focusing on their specialties in the robotics value chain.

Innovative cloud intelligence architecture

        We are proud of our cutting-edge technologies in our cloud intelligence architecture, which is the foundation of our open end-to-end cloud robot system. Our cloud intelligence architecture consists of a "cloud brain," a "nerve network" and robot controllers. Our solid technological foundation empowers our service development and sustains our business expansion.

  •
  "Cloud brain." The "cloud brain" is equipped with multi-modal AI capabilities and skills, such as vision, voice and motion, which are constantly being refined with dynamic learning capabilities. In addition, we are able to combine the best intelligence from both human and machines to improve algorithms, boost performance, and ensure security. The "cloud brain" is highly scalable and the open platform structure enables third-party AI developers to collaborate with us as technology suppliers to expand our AI capabilities and skills, therefore providing more tailored and diversified robot applications and solutions for various service scenarios. As of March 31, 2019, we had 13 patents registered and 203 pending patent applications in China that are related to the "cloud brain," two patents registered and 158 pending patent applications globally.

  •
  "Nerve network." Our highly secure and reliable mobile intranet, the first of its kind in the robotics industry according to Frost & Sullivan, maintains international coverage thanks to our partnerships with multiple mobile operators in the world, including China, the United States and Japan. This enables worldwide deployment of robots operated on our cloud robot system. We believe that information security is the fundamental requirement for cloud robot operations, so our network is isolated from the internet but built upon the existing mobile network and we applied blockchain technologies to further ensure our network security. As of March 31, 2019, we had three patents registered and 89 pending patent applications in China that are related to the "nerve network," and 92 pending patent applications globally.

  •
  Robot controller.  With local processing capabilities, our proprietary robot controllers process and analyze first-hand data before transmitting to the "cloud brain" through the "nerve network," and translate the command from the "cloud brain" to robot bodies for actions. We have developed our proprietary hypervisor in our robot controllers to power multiple operating systems that can access to the secure "nerve network" and public internet simultaneously, but separately on different operating systems, hence achieving multi-tasking capabilities and ultimate network security. As of March 31, 2019, we had 26 patents registered and 15 pending patent applications in China that are related to our robot controller, and four patents registered and nine pending patent applications globally.

        Our cloud robot is concurrently supported by the "cloud brain," "nerve network," and robot controllers. Our vision, voice and motion technologies work together to deliver an integrated robot with human-like reactions. As an illustration when a customer poses a question, a cloud robot can process the information it receives, transmit it to the "cloud brain" through "nerve network" for analysis and computing, receive and follow the command from "cloud brain" and promptly respond to the customer.

Cutting-edge smart joint technology

        Leveraging our strong research and development capabilities, we have developed smart joint technology as the core building block for future robot bodies, contributing to the commercialization of cloud robots. We will commence commercial production of different sizes of smart joints, each with integrated reducer, motor, and electronic control chips embedded with AI and control algorithms, sensors and communication functions that empower the flexible, smooth, accurate and safe robot body part movements. Equipped with smart joints, robots can be highly compliant, adaptable, and capable of agile and precise movements such as grasping and needle threading, enabling performance of human-like tasks. This enhances the capability and functionality of robots, and further expands the service spectrum of our end-to-end cloud robot system. As of March 31, 2019, we had two patents registered and 35 pending patent applications in China that are related to the smart joint technology, and 12 pending patent applications globally.

        We believe that we are well positioned to capture the opportunities in the robot evolution towards a more flexible and biomimetic generation. According to Frost & Sullivan, we are one of the first to make smart joint mass production possible. We believe that mass production of smart joints on a cost-effective basis enables the commercialization of full-service cloud robots. For example, supported by smart joint technology, the first model of our next-generation XR series cloud robot, XR-1 is capable of vision-controlled robotic manipulations such as grabbing objects, opening doors, and threading needle. XR-1 can serve as a concierge, receptionist, business guide, or VIP service staff under different scenarios.

Numerous applications and tremendous monetization opportunities

        We believe that many industry sectors are in need of smart and useful cloud robots, which are where our market opportunities lie. Built upon our end-to-end cloud robot system, we can offer a range of comprehensive services on key sectors, for example:

  •
  Customer reception and marketing services in retail stores, service centers, hospitals, bank branches, and shopping malls;

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  Patrol and security services in residential communities and public areas;

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  Cleaning services provided by sweeping robots in commercial buildings and large complex environment;

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  Smart city administrative services such as human and substance identification; and

  •
  Inspection services provided by smart optic detectors to perform manufacturing quality control.

        In general, we generate revenues by selling or leasing our cloud robots on various terms and providing cloud AI services to our enterprise customers, such as Cloud Pepper, cloud Raman sensor and smart optic detector.

        Designed as an open platform, the "cloud brain" invites third-party AI developers as technology suppliers to expand our AI capabilities, skills, and robot applications, enabling us to penetrate into more service scenarios. Our open end-to-end cloud robot system also welcomes third-party compatible robots to operate within our infrastructure. Because our open end-to-end cloud robot system is easily extendable and highly scalable, we are well positioned to tap into a huge market with tremendous monetization opportunities and rapidly expand our customer base. As our business continues to grow, we will benefit from economies of scale and improve operational efficiency.

Visionary and experienced management team consisting of industry veterans

        A visionary and experienced management team, consisting of industry veterans with complementary backgrounds, leads us to our success. Our founder and chairman, William Xiao-Qing Huang, is a well-respected entrepreneur and industry leader in China with extensive expertise in telecoms technologies. He oversees our strategies, research and development, engineering, and sales, supported by our senior leadership with an average of approximately 34 years of industry experience. Our co-founder and vice president of international business development, Dr. Zhe (Robert) Zhang, has deep experience in product management and strategies, and was previously head of service strategy and operations at Samsung Telecommunications America. Our CFO, Zhangliang (Richard) Tang, has extensive experience in capital markets and financial advisory, and was previously an investment banker in various renowned financial institutions such as J.P. Morgan. Our vice president of engineering, Dr. Karl Zhao, has expertise in many technical domains including innovative human machine interface, multimedia user experience products and services and media processors. Our vice president of sales, Dafeng (David) Zhao, has extensive experience in business development. Our business also benefits from insights offered by our co-founders who are investors and business leaders highly respected and renowned in the technology world. Meanwhile, we are committed to recruiting and maintaining a pool of global talents consisting of specialists and engineers with strong technological background to stay innovative.

Our Strategies

        We aim to build a vibrant cloud robot ecosystem that brings in more participants along the industry value chain. These include AI service providers and developers to enhance AI capabilities, skills, and robot applications, and expand our service scenarios, telecoms operators to expand the coverage and quality of our secure network, and manufacturers of robot bodies and smart devices to maximize the utilization of our infrastructure. We believe that, in addition to the continuous advancement of our proprietary technologies, integrating more participants into our ecosystem enriches our service offerings and enables us to attract more customers and create more value, which, in turn, benefits our self-evolving cloud robot system and makes our robots more intelligent.

        We plan to pursue the following strategies to achieve this vision:

Continue to invest in our proprietary technologies

        We will continue to develop and upgrade our cloud robot technologies following a well-defined roadmap focusing on the "cloud brain," "nerve network," and smart joints.

  •
  "Cloud brain." Powered by the increasing volume of data to be collected from the operation of robots in the fields and the inherent dynamic learning capabilities of our cloud platform, we will continue to enhance and expand the AI capabilities and skills in the cloud. We plan to expand service offerings, such as sentiment recognition and more accurate dialect support, implement more efficient human augmentation system, and improve our performance and efficiency of concurrent robot operation.

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  "Nerve network." We will continue to develop the nerve network to achieve high security levels and lower latency. We plan to expand bandwidth, upgrade our network for 5G cellular access, increase our network coverage through adding more nodes in more geographical locations, and enhance network security by optimizing network orchestration and maintaining stable blockchain service.

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  Smart joint.  We will continue to innovate and commercialize our smart joints to achieve better cost effectiveness and more human-like movements of robots.

        We plan to establish a global research lab based on our existing R&D centers and further enhance our cooperation with institutions. Consistent with our commitment to intellectual property protection, we will continue to file for patent applications to protect our technologies and recruit research and development personnel to accumulate our talent pool.

Expand our product and service offerings

        We will continue to provide our cloud intelligence architecture as services to our customers, including the "cloud brain," "nerve network," and robot controllers, and integrate our products and services with those of relevant players in the robotics industry. In addition, we plan to expand into new verticals and further grow our product portfolio and service spectrum to meet more diversified customer demands. For example, we will offer and expand our robot solutions for community security and safe guarding services, janitor services, and nursing and companion services. We are able to expand our products and services by supporting third-party-developed functional robot applications and integrating third-party-manufactured robot bodies into our cloud robot system. Leveraging our open ecosystem, we aim to transform into a robot-as-a-service, or RaaS, provider and extend into more service scenarios. Towards this goal, we plan to roll out comprehensive robotic develop kit, or RDK, that combines the cloud brain, the robot body, and the virtual robot development environment in which the digital twin of robots are trained to form a complete robot application development environment in which developers can develop robot skills and applications.

        We will continue to develop different cloud robot bodies for various service scenarios following our "XR Plan," incorporating our proprietary smart joint technology. The XR Plan is a blueprint for general purpose robots that come in different form factors and can provide advanced services, which we expect to serve as the foundation of our R&D strategic partnership, and set a reference point and establish the next generation standard in robots for robot body developers. The ultimate goal of our XR Plan is to commercialize humanoid robots that can perform full household services.

        We are also developing a proprietary robot operation center that support the operations, business, and management support systems in telecommunication industry. The robot operation center will help us to manage the cloud robots on our platform more efficiently and ensure the security and reliable functioning of the backend.

Grow our customer base and explore more opportunities with existing customers

        We plan to identify and reach new customers by expanding into new industries and tapping into markets in more geographic regions globally, especially focusing on the large enterprises that are in need of our services. At the same time, we will continue to explore up-selling and cross-selling opportunities with existing customers and business partners to deepen our relationships. While further establishing our presence among enterprise customers, we also plan to extend our services and make them accessible by retail customers in the coming years.

Pursue strategic acquisition, investments and alliances opportunities

        We already enjoy first-mover advantage as one of the first few players that offer an end-to-end cloud robot system in the global robotics industry, and we plan to build upon that advantage by selectively investing along the value chain to achieve long-term success. We will continue to evaluate business opportunities that are complementary to our business. We will selectively pursue acquisitions and investments, and form alliances to create effective synergies to supplement our cloud robot ecosystem. For example, we entered into a strategic alliance agreement with China Mobile in April 2019 to cooperate and further expand cloud robotics offerings and application in 5G/AIoT environment.

Our Cloud Robot System

        Leveraging our advanced infrastructure and cutting-edge research and development, we have built an end-to-end cloud robot system that consists of "cloud brain," "nerve network," robot controllers and robot bodies. Our proprietary and comprehensive infrastructure supports simultaneous operation of a large number of robots efficiently. The illustration below explains the infrastructure of our cloud robot system:

        The "cloud brain" features a powerful and proprietary AI cloud that is capable of complex and well-coordinated AI capabilities such as face and object recognition, voice recognition and natural language processing, navigation, and motion control. We have deployed a proprietary switching system to manage our cloud and its AI capabilities. With patented and innovative technologies, the "cloud brain" is capable of supporting a large number of robots simultaneously and allow them to interact among one another. We also involve human to supervise the operation of robots hosted on the "cloud brain" to enhance our algorithms and provide another layer of security and safety measure. In addition to the continuous advancement of our proprietary technologies, our platform can integrate technology developers and suppliers into our ecosystem, which enriches our service offerings and enables us to attract more customers and create more value. To that end, the "cloud brain" not only incorporates fundamental algorithms developed by third parties, it also provides software development kits to support third parties' functional robot applications.

        The "nerve network" is a proprietary secure network that is isolated from the public internet, based on the global mobile network infrastructure, and accessible only by devices with our authorization such as our cloud robots and controllers. Our efficient intranet is deployed and maintained through software technology and incorporates more advanced technologies such as blockchain to enhance security.

        Robot controllers are proprietary specialized smart devices that can be connected to robot bodies, through which the robot bodies have secured access to the "nerve network" and are controlled by the "cloud brain." While we have developed our proprietary biomimetic robot bodies, robot bodies from third-party robot manufacturers can also access our secure "nerve network" and powerful "cloud brain" through our robot controllers, which also serve as the profiles of the robot bodies and store the customized configuration.

        Our cloud robot system supports concurrency at all levels. Multiple robots can operate simultaneously as their "brains" are hosted and coordinated on our cloud platform. A robot can conduct multiple tasks at the same time thanks to strong computing power of the "cloud brain," the efficient and high-speed "nerve network," and local processing ability of the robot controller. Multiple AI capabilities hosted on our "cloud brain" can also compute concurrently and communicate among one another subject to commands from AI applications.

        Our cloud robot system leads the evolution of the robotics industry towards an intelligent robot systems according to Frost & Sullivan. We aim to serve as future robot operators and our system is capable of incorporating and integrating all relevant players in the robotics industry, such as AI researchers and developers, network providers, and robot manufacturers.

"Cloud Brain"

        The "cloud brain," or our human augmented robotic intelligence platform, is a highly scalable operating platform that can host a massive number of robot "brains," each empowered by AI capabilities and skills that can be customized and integrated for robot applications in various service scenarios.

AI Capabilities

        We deploy state-of-the-art data collection and processing technologies and AI algorithms to power the AI capabilities as building blocks of the "cloud brain." Each AI capability is specialized in a particular group of AI technologies. Multi-modal AI capabilities support a particular service-oriented skill for the robot. Supported by multi-modal AI capabilities such as smart vision, smart voice and smart motion, for example, our robot can acquire a number of skills, including recognizing a VIP visitor, grabbing a requested object, and opening doors. A robot application that is specialized in a real-life function consists of many skills, and each robot's "brain" can therefore be customized with different sets of robot applications to cater into the needs of real-life service scenarios. For example, in a scenario where the robot serves coffee at a coffee booth, one robot application could be pouring coffee and passing to customers. Such an robot application requires many skills, such as walking, grabbing the coffee cup and passing to the customer, among other things. For the skill of grabbing, the robot needs vision capability to see and recognize the coffee cup, path planning to avoid the objects on the route, as well as the motion capability to actually grab the coffee cup and pass to the customer without spilling coffee out.

        We mainly focus on the three core AI capabilities that we have developed and will continue to enhance:

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  Smart Vision.  We have developed smart vision AI capability to support face and object recognitions through deep learning technologies. We incorporate traditional 2-dimensional and 3-dimensional recognition techniques. Using our smart vision AI capability, our robot "brain" can detect and recognize faces, human bodies, objects, motions and the surroundings.

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  Smart Voice.  Smart voice AI capability supports dialogue and communication function through natural language processing technologies, language semantic analysis, automatic speech recognition, and dialogue flow. Using our smart voice AI capability, our robot can conduct multiple rounds of dialogue and interaction with human beings in Chinese, English and Japanese. It can carry out casual dialogues and handle information inquiries and comprehension in specific topics.

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  Smart Motion.  We have developed smart motion AI capability to support motion control and indoor and outdoor navigation. Based on the information we collected through the numerous sensors installed on robot bodies, such as visual image and feedbacks, smart motion AI capability supports robust robot location analysis and virtual mapping functions. We use both static and dynamic path planning for our robot "brain" and continuously improve our navigation capability through reinforcement learning based on captured motion information.

        Our open platform structure allows us to collaborate with third-party AI service providers to expand the AI capabilities of the "cloud brain," enabling us to offer more tailored solutions for various service scenarios. For example, we incorporate applications such as Google Tensorflow for deep learning and automated speech recognition into our AI capabilities. In addition, we also provide Application Programming Interface (API) support and software development kit for free and open to the general public including third-party companies to develop robot applications that can be introduced to and integrated with our platform. This allows us to focus our in-house research capacity on our core AI capabilities.

Switching System

        We have developed a multi-layer system that includes a proprietary switching system to manage "cloud brains" for individual robots to empower the multi-tasking capability. Incorporating Kubernetes cloud platform technology, our cloud is built on a fundamental computing and communication container that can elastically support millions of robots. Our switching system, a dispatch center hosted on the containers, transfers audio, visual and other sensor data from robots to relevant AI capabilities and sends commands from the "cloud brain" to control the robots in a timely fashion. Meanwhile, the switching system is able to collect massive operation data in parallel, which will be used as training data to improve the accuracy of our AI capabilities.

        With our patented and innovative technologies, the "cloud brain" is capable of simultaneously operating multiple robots and allows them to interact among one another. Traditionally, robots are operated on an individual basis and in a situation where multiple robots are placed into the same location and space, they are still isolated in the back end. Our system enables simultaneous robots operation in the same space where robots can recognize one another and interact, providing more comprehensive services powered by multitasking capability through cooperation and coordination on the "cloud brain."

Human Augmentation

        In addition to robot applications built through AI capabilities, the "cloud brain" engages human supervision to further improve the AI training algorithms, refine learning results, and serve as an additional layer of safety. Through human interference, the "cloud brain" can provide accurate robot services and also achieve better AI training result. Typically, the switching system calculates a confidence score based on the current computational parameters. If the confidence score is lower than a threshold, human management is informed to jump in and provided with relevant parameters, contexts as well as the computational results from the "cloud brain" so that human management can return an accurate result to the robot in a timely manner. In addition, human management supervises the operation of all robots and their interactions with human and environment. When a functional failure is detected, human management can intervene promptly, for example, by cutting off the individual robot from the cloud robot system.

"Nerve Network"

        We have deployed a highly secure global intranet that serves as the "nerves" of our system, connecting robots to the "cloud brain." This intranet is built upon the existing mobile network infrastructures of multiple telecoms operators, and is isolated from the public internet. We also apply blockchain technologies to authenticate the entrance of devices to the intranet and further boost the security of our network. Our network has passed the highest security standard for civil uses, specified and certified by China's Ministry of Public Security, in June 2016.

        A software-defined network enables global control of quality of service, providing more bandwidth and speed for prioritized services. With a global mobile network, our software can obtain the physical location of a robot through its IP address and calculate the optimal access point for that particular robot. Furthermore, the cost of deploying an access point on telecom infrastructures is relatively low. Typically, we first choose the site to hold our hardware, such as routers and servers, and plan the private links accordingly. Then we configure the appropriate protocols that are optimized with our proprietary technologies and deploy relevant software.

        To further enhance the security of our secure network, we introduced blockchain technologies to our proprietary cloud-based firewall that authenticates communications between robots and the intranet. Blockchain technologies allow us to remove the traditional centralized controller that manages our secure network, eliminating a potential target of attack. Only those devices with access permission written in our permissioned chain can discover and access our software-defined network. In addition, even if part of the nodes in the chain are compromised, the chain can instantly segregate the compromised nodes and continue its operation, providing robustness to the "nerve network."

        Leveraging our cooperation with mobile network operators in the world, we deployed our intranet using software defined networks and perimeters that are secure and cost-effective to install, maintain, and upgrade. By overlaying our network access points on mobile network infrastructure, robots can connect to our secure intranet through two layers of authentications. The robot first connects the telecoms infrastructures through our customized SIM cards and passes the authentication of telecoms operators' internet of things through specific gateways to bypass the internet. Then, the encrypted communication reaches our access points deployed on telecoms infrastructures and passes the authentication of our secure intranet, the perimeter of which is defined and controlled by software. Only after the communication passes our software authentication can the robot connect successfully to our secure network and interact with the "cloud brain."

        Overlaying our secure network on the mobile network of telecoms operators allows us to fully take advantage of their mature and robust infrastructure. In addition, when telecom operators upgrade their network to advanced 5G standard, we will also upgrade our secure intranet to 5G, and our service efficiency is expected to be boosted significantly. Our technology is uniquely optimized for 5G and its network capability.

Robot Controller

        We design our robot controller as universal and standardized smart communication devices that can be plugged into robot bodies through high-speed smart hardware ports. Through the robot controller, the robot is connected to our secure network. The customized robot "brain" hosted on the "cloud brain" can thereby control the robot and process the information collected from the robot's sensors. The robot controller can also conduct initial process of data locally so that the communication between the robot controller and the "cloud brain" becomes more efficient. When "cloud brain" sends a signal to the robot controller through the "nerve network," the robot controller again will process the signal locally and then instruct our cloud robots to complete the task. See "—Our Robot Products and Services—Robot Controller and Smart Communication Device Products."

        In addition, we also produce virtualized robot controllers that can be embedded to small desktop cloud robots that we offer for our customers for simple tasks and small smart devices. In these cases, robot controllers serve as the interface for the robot bodies to interact with the "cloud brain" through the "nerve network" without requiring whole smart device to occupy the unnecessary space.

Our Robot Products and Services

        We provide our cloud AI solutions to our customers through our cloud intelligence architecture that consists of the "cloud brain," "nerve network," and robot controllers. Our end-to-end cloud robot system combines the cloud intelligence architecture and robot bodies. Through such system, we provide our cloud robots and services to our customers. We have developed and produced a wide range of hardware robotic products to serve the needs of our customers. We also modify third-party robot bodies to enable them to be integrated into our cloud robot system.

In-House Robot Products

        To complete our end-to-end approach to cloud robot technologies, we also engage in in-house robot body-related research and development. We have developed wheeled humanoid cloud robot bodies and started production of our proprietary multi-axis smart joints. We have also developed cloud Raman sensor for optic substance detection.

XR-1 Robot Empowered by Smart Joint Technology

        Smart joints, or smart compliant actuators, are high-performance biomimetic robot body parts. Each smart joint is equipped with integrated reducer, motor, and electronic control chips embedded with AI and control algorithms, sensors and communication functions that empower flexible, smooth, accurate and safe robot body part movements. Empowered by different sizes of smart joints, robots can realize multi-axis arm movements and five finger separated movements. In addition, smart joints can adapt their movements to the resistance environment and adjust their torques accordingly, making the robot safer to customers. When a robot equipped with smart joints encounters an obstacle, it can pause its movement and resume when it is safe to do so.

        Traditionally, due to the high level of complexity and integration, smart joints are expensive to produce. Leveraging our strong research and development capabilities, we developed cost-effective and patented smart joint technology that are tailored for service robots, and we are one of the first to make smart joints mass production possible, according to Frost & Sullivan. We believe that we are leading the robot evolution towards a more flexible and biomimetic generation. As of the date of this prospectus, we have built prototypes of six standardized smart joints with diameters ranging from 10 to 100 millimeters and will commence manufacturing of our proprietary smart joints. We may separately monetize smart joint technology through licensing and direct sales.

        We believe that mass production of smart joints enables the commercialization of full-service cloud robots. We have developed XR-1 as the next generation of wheeled humanoid robots, designed with more powerful and smooth movements that aim to establish the standard for future robots. XR-1 has over 30 proprietary smart joints built in its body, enabling it to perform vision-guided precise movements and manipulations such as grasping, needle threading, opening doors and boxes, folding clothes and playing card games. Each robot body has a central control unit that controls all smart joints and sensors, and a robot controller that connects the robot to the "cloud brain" through secure network. As of the date of this prospectus, we are performing testing on prototypes of XR-1 cloud robot.

        We expect to monetize XR-1 through direct sales or various leasing programs to our customers. As a full-service cloud robot, XR-1 can be deployed in a wide range of service scenarios for our customers, including hospitality and retail introductions and demonstrations.

Cloud Raman sensor

        A cloud Raman sensor is a smart device that can detect many kinds of substances, liquids, and powders, such as explosives, drugs, chemicals and jewelry. Empowered by the "cloud brain," we significantly accelerate analysis speed and improve detection accuracy due to the massive data collected and used to train our "cloud brain." With our unique and innovative optic design, the device is produced in a compact size, which can be hand held. We have commenced production of our cloud Raman sensor. We intend to monetize cloud Raman sensor through direct sales, for example, to administrative department and police department for drug and other substance detection.

Integrated Third-Party Robots

        Apart from in-house robot bodies, our ecosystem embraces robot bodies supplied by third-party robot manufacturers. Typically, we make modification to the robot bodies so that they become compatible to our cloud robot system and controllable through the "cloud brain." Cloud Pepper is one of our first cloud robots to showcase our cloud robot system.

Cloud Pepper

        Pepper is a semi-humanoid robot manufactured by SoftBank Robotics, designed with the ability to speak and communicate. We source Pepper robots and make customized modifications so that they are compatible with our robot controllers. Customers can plug robot controllers, which hold customers' personalized configuration and preferences, into Cloud Pepper robot bodies. Empowered by the AI capabilities of the "cloud brain," Cloud Pepper can be used as a receptionist in hotels or retail stores as it can navigate and conduct multiple rounds of dialogue with human beings. We monetize Cloud Pepper through direct customized sales and leasing programs to our customers.

Smart Optic Detector

        Based on smart vision technologies in the "cloud brain," smart optic detectors can analyze and detect product defects on backlight modules. We sell smart optic detectors to our customers who use our smart optic detectors to efficiently enhance their product quality control process.

Other Robots

        In addition, we offer the following robot products that are based on third-party robot bodies and are connected to our "cloud brain" through robot controllers:

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  Patrol robots have been produced for real-time neighborhood patrol, resident and license plate recognition, and fire and toxic gas detection. It reduces security staff's workload, and patrols residential communities, industrial/office parks, parking lots, public spaces and shopping malls.

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  Smart sweeping robots have been produced to perform sweeping duties in commercial buildings and large complex environment.

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  Cloud vending machines have been produced to automate retail purchase and check-out process. Main advantages include product recommendation, targeted advertising, smart inventory management and easy integration with business systems. Cloud vending machine identifies customers by face recognition and recognizes merchandise using computer vision.

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  Various types of small desktop robots, which are connected to the "cloud brain" through virtualized robot controllers, have been produced and customized for entertainment scenarios for our customers.

        Normally, the cloud robots based on third-party robot bodies are suitable for specified service scenarios that are in need of our customized cloud robot solutions, so we monetize the cloud robots through leasing, direct sales and providing solution as services. As we march into the 5G era, we may offer other revenue sharing models with mobile network operators to increase their profits and better promote our products.

Robot Controller and Smart Communication Devices

        We monetize robot controllers as both products for sales and solutions as services. Our main smart communication device models include DATA A1, E1 and E1P, all of which are connected to the "cloud brain" through the "nerve network" as robot controllers. They can be plugged into robot bodies to control cloud robots and can also be used as smartphones.

        DATA A1 is designed to be used as a robot controller at the same time. It features a glass and aluminum design, chipset by a leading manufacturer and iris and finger print biometric authentication. DATA A1 runs on two virtualized operating systems to achieve optimal security: one to access public internet like a typical Android mobile phone; the other to access the "nerve network" and "cloud brain". This separation ensures that data stored on the secured operating system is isolated from public internet and immune from potential attacks.

        DATA A1 is highly customizable with endless possibilities. According to Frost & Sullivan, DATA A1 is the world's first modular mobile device for robot control. Each module features a smart port that supports industrial standard Peripheral Component Interconnect Express (PCIE) bus, High-Definition Multimedia Interface (HDMI), Universal Serial Bus (USB), etc., and can be integrated with the device once plugged in. Customers may elect to replace or add modules to expand the functionality of their devices. We have already released cloud Raman sensor module, and we plan to release modules with customized enterprise functions such as payment and healthcare monitoring to meet the expectations of our enterprise customers.

        In addition to DATA A1, we have developed and produced E1 and E1P for mainstream consumers and public service customers, respectively. Both models feature Qualcomm Snapdragon chipsets, 5.5 inch LCD screens, and iris authentication. E1P is able to connect to our secure network as well as public internet separately to ensure security. Public service customers can rely on E1P to conduct certain administrative work.

Hydrogen One

        We have developed Hydrogen One modular smartphone for a professional digital camera producer. Hydrogen One features a trendy anodized aluminum body, a special 4-view camera with interchangeable lens mounts, a display that enables 3-dimensional experience without glasses, Qualcomm Snapdragon chipset, and side fingerprint authentication. Hydrogen One has been launched in the U.S. from AT&T and Verizon by the professional digital camera producer. We are the original design manufacturer of Hydrogen One. We deliver products to the professional digital camera producer and do not deal with distribution directly.

Other Products and Services

        The powerful "cloud brain" and "nerve network" enable us to provide cloud robot solutions in a wide range of service scenarios for our customers, including hospitality and retail business. For example, Smart city is a key focus and area of development for many municipalities in China. With our end-to-end cloud AI operating systems and processing solutions, we offer customized administrative services such as human and substance identification that meet high security standards, which can be used by administrative and public service departments as part of their smart city projects. We will also deploy virtual robots that are operated through the "nerve network" and "cloud brain," and are used as cloud AI assistants to provide online customer services and complete business tasks in retail stores.

Research and Development and Intellectual Property

Research and Development

        We have a team of over 400 experienced engineers who are primarily based in China and the United States, as of March 31, 2019. Our major research and development teams included our robots and devices team consisting of over 216 engineers, AI cloud and network team consisting of over 138 engineers, and cloud robot integration and operation team consisting of over 105 engineers. We recruit our experienced engineers locally and globally and have established various training programs to keep them abreast of the most advanced robot technologies. Among our research and development personnel, approximately 43% hold graduate degrees.

        To further boost our research and development results, we have set up a number of joint research programs with top universities and research institutions in the United States. The research topics include using the "cloud brain" to control robot arm movements, automatically conducting robot movements based on visual feedback, and picking up trash in outdoor environments. The research results were published in various top conferences and journals in the industry and are in the process of being commercialized.

        As of March 31, 2019, we have deployed our "cloud brain" in China with private data centers, and in the United States with Google Cloud. This ensures fast access to our service for relevant regions that we aim to serve.

Intellectual Property

        We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on copyright, trademark and patent law in the applicable jurisdictions where we operate, as well as confidentiality procedures and contractual provisions with our employees, manufacturer partners, third-party developers and consultants to protect our proprietary rights. To incentivize innovation within ourselves, we designed and deployed a patent reward program, including monetary incentive program and profit-sharing scheme, to encourage more patent applications from our employees. Under this program, employees whose patent for invention applications are granted are given a reward of US$1,000 and may share future gains. Applicants whose patents are determined to be of high technological value are given a reward of up to US$10,000. Within the past four years, an aggregate of 180 employees were rewarded under the patent reward program for their diligent research and contribution.

        As of March 31, 2019, we had 62 patents registered with the State Intellectual Property Office and 579 pending patent applications in China. Globally, we had seven patents registered and 505 pending patent applications in various overseas countries and jurisdictions, which were primarily filed in the United States and Japan. We have filed for registration of 343 trademarks and have applied for 28 software copyrights, among which 171 and 28 were granted, respectively.

Sales and Marketing

        Our customers are primarily in enterprise and public service markets. We sell and lease our products and services through direct sales and indirect distribution channels. We also offer leasing of our products through various terms to our customers to accommodate their specific needs.

        We believe that sales of our innovative and differentiated products and services are enhanced by knowledgeable salespersons who can convey the value of the hardware and the whole cloud robot system and demonstrate the unique solutions provided by our products. We further believe providing direct contact with our targeted customers is an effective way to demonstrate the advantages of our products and providing a high-quality sales and after-sales support experience is critical to attracting new customers and retaining existing customers. Most of our sales personnel previously worked in notable technology companies and has years of sales experiences and technological knowledge base to support their sales activities.

        We promote our end-to-end cloud robot system and our brand through a variety of online and offline marketing and branding activities. We engage existing enterprise customers and partners to host promotion campaigns. We also cooperate with third-party media platforms to publish industry related contents for online marketing and directly reach consumers through new social media networks.

Manufacturing and Supply of Components

        To produce our hardware products that we market and sell to our customers, we currently rely on outsourced manufacturers. Substantially all of our hardware products are currently manufactured by outsourced manufacturers located primarily in China. We plan to manufacture some hardware such as smart joints in our own facility being built in Shanghai, China. A significant portion of this manufacturing is currently performed by a small number of outsourced manufacturers, who are also the sole-sourced suppliers of components and manufacture for many of our products. We work closely with our outsourced manufacturers on quality control, manufacturing schedules and components management to ensure that they are able to meet their production commitments and quality standards. We engage some of our outsourced manufacturers for inventory storage as well.

        In addition to components provided by our outsourced manufacturers, we have a dedicated team to purchase required components to meet specified requirements of our customers. Most components essential to our business are generally available from multiple sources and we have certain amounts of leverage on price terms. However, a few components, such as Qualcomm chipsets, are at times subject to industry-wide shortage, significant pricing fluctuations and long supply cycles. We typically communicate with our customers in advance in terms of quantity and risks.

Customer Support

        Our highly customizable products and services assist enterprise customers in various specific service scenarios. In our ongoing efforts to maintain customer satisfaction and improve our products and services, we maintain a dedicated customer service team that focuses on efficient problem-solving with the ultimate goal of increasing customer satisfaction and providing customized solutions. Our customers also often voluntarily provide feedback to our customer service team efficiently, which helps us further improve our products and services or develop and launch new ones.

Employees

        As of March 31, 2019, we had 680 full-time employees, 634 of whom were based in mainland China, primarily at our headquarters in Beijing, with the rest primarily based in the United States. The following table sets forth the numbers of our employees categorized by function as of March 31, 2019.

Function	Number of Employees
Research and development	459
Business development, sales and marketing	103
Administration and management	95
Customer service and others	23
Total	680

        Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages in-house development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

        As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. To date, we have not experienced any significant labor disputes. None of our employees are represented by labor unions.

Competition

        As one of very few companies that offer an end-to-end cloud robot system in the rapidly evolving global robotics industry, we do not believe we compete directly with any player in our industry. However, we may face indirect competition in certain aspects of our business, and the principal competitive factors important to us include: (1) the capabilities and early-mover advantage of the "cloud brain;" (2) the secure and isolated global intranet; (3) the standardized robot controllers that can work with all compatible robot bodies; (4) our patented smart joint technology; (5) customization and easy extension of Hydrogen One; (6) robust and reliable performance of our end-to-end cloud robot system; (7) design and software innovation; (8) manufacturing and distribution capability; and (9) service and support.

Facilities

        We are headquartered in Beijing, China, while having branches and offices in different regions of China and also international operations primarily covering the United States. We do not currently own any of our facilities. As of March 31, 2019, we leased office space in our key markets. The table below summarizes our key facilities leased in China and overseas. We also leased certain other facilities. We lease our premises under operating lease agreements from independent third parties. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

Location	Approximate Size (Building) in Square Meters	Primary Use	Lease Expiration Date
Beijing	10,800	Office	December 31, 2021
Chengdu	3,600	Office	May 31, 2021
Shenzhen	2,100	Office	May 22, 2021
California, the United States	1,000	Office	April 30, 2022
Tokyo, Japan	340	Office	September 30, 2019

Insurance

        We maintain various insurance policies to safeguard against risks and unexpected events. We have contracted with leading Chinese insurance companies to obtain their insurance coverage for our significant properties. In addition, we provide group accident insurance and supplementary medical insurance for all personnel of our employees. We consider our insurance coverage to be sufficient for our business operations in China.

Legal Proceedings

        We are currently not a party to, and we are not aware of any pending or threatened legal, arbitral or administrative proceedings or claims, which, in the opinion of our management, is likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time become a party to various legal, arbitral or administrative proceedings or claims arising in the ordinary course of our business.

REGULATION

        We are subject to a number of U.S. federal and state and foreign laws and regulations that involve matters central to our business. These laws and regulations may involve privacy, data protection, intellectual property, competition, consumer protection, export taxation or other subjects. Many of the laws and regulations to which we are subject are still evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the application and interpretation of these laws and regulations often are uncertain, particularly in the new and rapidly evolving industry in which we operate.

        Due to our substantial business and operations in China, we are subject to various PRC laws and regulations. We set forth below a summary of the principal PRC laws and regulations relating to our business and operations in China.

Regulations on Telecommunication Services

        The Telecommunications Regulations of the PRC, or the Telecommunications Regulations, promulgated by the State Council on September 25, 2000, amended on July 29, 2014 and February 6, 2016, is the primary PRC law governing telecommunication services and sets out the general regulatory framework for telecommunication services provided by PRC companies. The Telecommunication Regulations categorizes telecommunications services into basic telecommunications services and value-added telecommunications services. The Telecommunications Regulations requires telecommunications services providers to obtain an operating license prior to the commencement of their operations. The Catalogue of Telecommunications Business (2015 Version) attached to the Telecommunications Regulations, which was amended by the Ministry of Industry and Information Technology, or the MIIT, on December 28, 2015 and came into effect on March 1, 2016, further categorizes basic telecommunications services and value-added telecommunication services into different types, and the telecommunication authority prescribes the permissible types of telecommunications businesses according to the Catalogue of Telecommunications Business.

        The Administrative Measures for Telecommunications Businesses Operating Licensing, or the Administrative Measures, which was promulgated by the MIIT on July 3, 2017 and became effective on September 1, 2017, further regulate telecommunications business licensing process. The types of the telecommunications business operation licenses are divided into Basic Telecommunication Business Operation License and Value-added Telecommunication Business Operation License. Enterprises shall submit materials to telecommunication authority to apply for the Telecommunication Business Operation License, or the License, before its operation of telecommunication business. The enterprises that obtained the License shall operate the telecommunications business specified on the License.

        The services we apply in our AI Cloud and the intranet we build are defined and regulated in the Telecommunications Regulations. To comply with the relevant laws and regulations, our VIE has obtained the Telecommunication Business Operation License from MIIT, for providing domestic fixed-network data transmission services, internet data center services, content delivery network services, domestic Internet virtual private network services and Internet access services, and the License will expire in April 27, 2022. See "Risk Factors—Risks Related to Doing Business in China—We may fail to obtain, maintain and update licenses and permits necessary to conduct our operations in the PRC, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the telecommunication industry in the PRC."

Regulations on Foreign Investment in the Telecommunications Enterprises

        Foreign direct investment in telecommunications companies in China is governed by the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) , which was promulgated by the State Council on December 11, 2001 and amended on

September 10, 2008 and February 6, 2016, respectively. These regulations require foreign-invested telecommunications enterprises in China to be established as sino-foreign equity joint ventures, of which the foreign investors may acquire up to 49% and 50% of the equity interests for basic telecommunications services operating enterprises and value-added telecommunications services operating enterprises, respectively. In addition, a major foreign investor in telecommunications businesses in China must demonstrate a good track record and experience in operating telecommunications businesses, and a major foreign investor in basic telecommunications businesses shall also meet the requirements of legal status, licenses, capital and professional staff and obtain approvals from the MIIT and the MOFCOM, which retain considerable discretion in granting such approvals.

        On July 13, 2006, the Ministry of Information Industry (the predecessor of the MIIT), or the MII, released the Notice on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MII Notice, pursuant to which, if any foreign investor intends to invest in telecommunications business in China, a foreign-invested telecommunications enterprise must be established and such enterprise must apply for the relevant telecommunications business operation licenses. Furthermore, under the MII Notice, domestic telecommunications enterprises may not rent, transfer or sell a telecommunications business operation license to foreign investors in any form, nor may they provide any resources, premises, facilities and other assistance in any form to foreign investors for their illegal operation of any telecommunications business in China. In addition, under the MII Notice, the Internet domain names and registered trademarks used by a foreign-invested value-added telecommunication service operator shall be legally owned by that operator or its shareholders.

        The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2018 Version), or the Negative List, which was promulgated jointly by the MOFCOM and the National Development and Reform Commission on June 28, 2018 and became effective on July 28, 2018, replaced and abolished the Guidance Catalog of Industries for Foreign Investment (2017 Version) regulating the access of foreign investors to China. The Negative List provides that the Chinese investors in the foreign-invested telecommunication enterprises operating basic telecommunications businesses, shall hold the controlling equity interests, and that the foreign investors' equity interests in the value-added telecommunications businesses operating enterprises other than e-commerce business shall not exceed 50%.

        On March 15, 2019, the National People's Congress adopted and issued Foreign Investment Law which will become effective on January 1, 2020. The Foreign Investment Law has become the primary law governing the foreign investment in China, and will replace the three existing laws regulating foreign investments in China, namely, the Wholly Foreign-owned Enterprises Law, Sino-foreign Equity Joint Venture Enterprises Law and the Sino-foreign Cooperative Joint Venture Enterprises Law, together with their implementing rules and ancillary regulations. The Foreign Investment Law provides that foreign investors shall comply with the conditions provided in the negative list issued by or with approval of the State Council.

        In light of the above restrictions on foreign investment in the telecommunications businesses, we conduct our telecommunications services relating businesses through our VIE.

Regulations on Manufacture and Sales of Mobile Phones and other Smart Devices

General Rules

        According to the Administrative Regulations for Compulsory Product Certification, which was promulgated by the General Administration of Qualification Supervision, Inspection and Quarantine, or the AQSIQ (which has merged into the State Administration for Market Regulation) on July 3, 2009, products specified by the state shall not be delivered, sold, imported or used in other business activities until they are certified (the "Compulsory Product Certification"), and labeled with China Compulsory Certification mark. For products that are subject to Compulsory Product Certification, the state implements unified product catalogues, or the 3C Catalogue, unified compulsory requirements, standards and compliance assessment procedures in technical specification, unified certification marks and unified charging standards. Pursuant to the First Batch Compulsory Product Certification Product Catalogue, or the First Batch 3C Product Catalogue promulgated by the AQSIQ and the Certification and Accreditation Administration, or the CNCA on December 3, 2001, mobile user terminals and CDMA digital cellular mobile stations are required to obtain the Compulsory Product Certification in order to be delivered, sold, imported or used.

        Besides the Compulsory Product Certification, the seller of radio component products in the PRC is required to obtain the Radio Transmission Equipment Type Approval Certificate in accordance with the Regulations on the Management of Radio Operation, which was promulgated by the State Council, Central Military Commission on September 11, 1993, and amended on November 11, 2016, and the Administrative Regulations on Manufacturing of Radio Transmission Equipment, promulgated by the State Radio Regulation Committee and the State Bureau of Technical Supervision (the predecessor of the AQSIQ) on October 7, 1997.

        In addition, the Administrative Measures for the Network Access of Telecommunications Equipment, which was promulgated by the MII on May 10, 2001 and amended by the MIIT on April 21, 2010 and September 23, 2014, provide that the network access permit system applies to the telecommunications terminal equipment, radio communications equipment, and equipment relating to network interconnection that is connected to public telecommunications networks. The telecommunications equipment subject to the network access permit system shall obtain the Telecommunications Equipment Network Access Permit issued by the MIIT. Without the Telecommunications Equipment Network Access Permit, no telecommunications equipment is allowed to be connected to the public telecommunications networks for use nor sold on the domestic market. To apply for the Network Access Permit, a production enterprise shall submit a testing report issued by telecommunications equipment testing institution or a Compulsory Product Certification. To apply for the network access permit for radio transmission equipment, a Radio Transmission Equipment Type Approval Certificate issued by the MIIT shall be submitted.

        To comply with the relevant laws and regulations, we have obtained the Compulsory Product Certification, Radio Transmission Equipment Type Approval Certificate and Telecommunications Equipment Network Access Permit for manufacturing and selling our smart phones.

Product Quality

        Products made in China are subject to the Product Quality Law of the PRC, or the Product Quality Law, which was promulgated on February 22, 1993, and amended on July 8, 2000, August 27, 2009 and December 29, 2018, respectively. According to the Product Quality Law, a manufacturer of a product is responsible to compensate for the damages to any person or property caused by the defect of such product, unless the manufacturer is able to prove that: (a) it did not sell the product; (b) the defect did not exist at the time when the product was circulated; or (c) scientific or technological knowledge at the time when the product was sold did not allow the defect to be discovered.

        The PRC Law on Protection of the Rights and Interests of Consumers, or the Consumers Protection Law, was promulgated on October 31, 1993, and revised on August 27. 2009 and October 25, 2013. According to the Consumers Protection Law, unless otherwise provided, a provider of products or services shall, in any of the following circumstances, bear civil liability in accordance with the Product Quality Law and other relevant laws and regulations: (a) where a defect exists in a product; (b) where a product does not possess functions it is supposed to possess, and it is not declared when the product is sold; (c) where the product standards indicated on a product or on the package of such product are not met; (d) where the quality condition indicated by way of product description or physical sample, etc. is not met; (e) where products pronounced obsolete by formal State decrees are produced or have expired or deteriorated commodities are sold; (f) where a sold product is not adequate in quantity; (g) where the service items and charges are in violation of an agreement; (h) where demands by a consumer for repair, redoing, replacement, return, making up the quantity of a product, refund of a product purchase price or service fee or claims for compensation have been delayed deliberately or rejected without reason; or (i) in other circumstances whereby the rights and interests of consumers, as provided by PRC laws and regulations, are harmed.

        The Tort Law of the PRC was promulgated on December 26, 2009 and came into force on July 1, 2010 to clarify the tort liability, and to prevent and punish tortious conduct. Under this law, in the event of damage arising from a defective product, the victim may seek compensation from either the manufacturer or seller of such a product. If the defect is caused by the seller, the manufacturer shall be entitled to seek reimbursement from the seller upon compensation to the victim. If the defect is caused by the manufacturer, the seller shall be entitled to seek reimbursement from the manufacturer upon compensation to the victim.

Import and Export Goods

        Pursuant to the Customs Law of the PRC promulgated by the Standing Committee of the National People's Congress, or the SCNPC, on January 22, 1987, amended on July 8, 2000, June 29, 2013, December 28, 2013, November 7, 2016, and November 4, 2017, respectively, unless otherwise stipulated, the declaration of import and export goods may be by consignees and consignors themselves, and such formalities may also be completed by their entrusted customs brokers that have registered with the Customs. The consignees and consignors for import or export of goods and the customs brokers engaged in customs declaration shall register with the Customs in accordance with the laws.

        Pursuant to the Administration Provisions of the Customs of the PRC on the Registration of Customs Declaration Entities promulgated by the General Administration of Customs on March 13, 2014, amended on December 20, 2017 and May 29, 2018, the registration of customs declaration entities comprises the registration of the customs declaration enterprise and the registration of the consignor or consignee of imported and exported goods. The consignor or consignee of imported and exported goods shall register with local customs in accordance with the laws.

Regulations on Cyber Security

        On November 7, 2016, the SCNPC promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective on June 1, 2017. Pursuant to the Cyber Security Law, network operators shall follow their cyber security obligations according to the requirements of the classified protection system for cyber security, including: (a) formulating internal security management systems and operating instructions, determining the persons responsible for cyber security, and implementing the responsibility for cyber security protection; (b) taking technological measures to prevent computer viruses, network attacks, network intrusions and other actions endangering cyber security; (c) taking technological measures to monitor and record the network operation status and cyber security incidents; (d) taking measures such as data classification, and back-up and encryption of important data; and (e) other obligations stipulated by laws and administrative regulations. The Cyber Security Law also provides that, to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose information is collected. In addition, without the consent of persons whose information is collected, network operators shall not provide the information to others unless the information has been processed and cannot been recovered and it is impossible to match such information with specific persons. See "Risk Factors—Risks Related to Doing Business in

China—Third-party big data collection vendors from whom we purchase data packets may fail to comply with laws of network security and personal information protection in the PRC, and our business may be materially and adversely affected."

Regulations on Intellectual Property

Patent

        According to the Patent Law of the PRC promulgated on March 12, 1984, amended on September 4, 1992, August 25, 2000, and December 27, 2008, respectively, by the SCNPC, and its implementation rules promulgated on June 15, 2001 and amended on December 28, 2002 and January 9, 2010, respectively, by the State Council, the State Intellectual Property Office of the PRC is responsible for administering patents in the PRC. The patent administration departments of provincial, autonomous region or municipal governments are responsible for administering patents within their respective jurisdictions. The Patent Law of the PRC and its implementation rules provide for three types of patents, namely, "invention," "utility model" and "design". Invention patents are valid for twenty years, while design patents and utility model patents are valid for ten years, from the date of application. A third-party player must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights.

Trademark

        Trademarks are protected by the Trademark Law of the PRC which was promulgated on August 23, 1982 and subsequently amended on February 22, 1993, October 27, 2001 and August 30, 2013 respectively, as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council on August 3, 2002 and amended on April 29, 2014. In China, registered trademarks include commodity trademarks, service trademarks, collective marks and certification marks. The registered trademarks are valid for ten years and trademarks are renewable every ten years where a registered trademark needs to be used after the expiration of its validity term. A trademark registrant may license its registered trademark to another party by entering into a trademark license contract.

Copyright

        The Copyright Law of the PRC, which was passed on September 7, 1990 and amended on October 27, 2001 and February 26, 2010 by the SCNPC, provide that Chinese citizens, legal persons, or other organizations shall, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software.

        The Computer Software Copyright Registration Measures, or the Software Copyright Measures promulgated by the China Copyright Office on February 20, 2002, regulate registrations of software copyright, exclusive licensing contracts for software copyright and transfer contracts. The National Copyright Administration of China shall be the competent authority for the nationwide administration of software copyright registration and the Copyright Protection Centre of China, or the CPCC, designated as the software registration authority. The CPCC shall grant registration certificates to the Computer Software Copyrights applicants that conforms to the provisions of both the Software Copyright Measures and the Computer Software Protection Regulations (2013 Revision).

Domain Names

        The MIIT promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Name promulgated by MII on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

Regulations on Foreign Exchange

General Rules

        The principal regulations governing foreign currency exchange in the PRC are the Foreign Exchange Administration Regulations of the PRC, which was promulgated by the State Council on January 29, 1996, became effective on April 1, 1996 and was amended on January 14, 1997 and August 5, 2008, and the Regulations on the Administration of Foreign Exchange Settlement, Sale and Payment, which was promulgated on June 20, 1996 and effective on July 1, 1996. Under these rules and other PRC rules and regulations on currency conversion, upon payment of the applicable taxes, foreign-invested enterprises may convert the dividends they received in RMB into foreign currencies and remit such amount outside the PRC through their foreign exchange bank accounts. Generally, foreign-invested enterprises may convert RMB into foreign currencies and remit them out of the PRC without the prior approval of the State Administration of Foreign Exchange, or the SAFE, under the following circumstances: (a) when an enterprise needs to settle current account items in foreign currencies; and (b) when an enterprise needs to distribute dividends to its foreign shareholders. Under other circumstances, including the settlement of capital account items, foreign-invested enterprises are subject to the above administrative regulatory restrictions on foreign exchange, and must acquire prior approval from SAFE or its branches before converting RMB into foreign currencies.

        Pursuant to the Circular on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular 59 promulgated by the SAFE on November 19, 2012, which became effective on December 17, 2012 and was further amended on May 4, 2015, approval is not required for the opening of an account entry in foreign exchange accounts under direct investment, for domestic transfer of the foreign exchange under direct investment. SAFE Circular 59 also simplified the capital verification and confirmation formalities for foreign-invested enterprises and foreign exchange registration formalities required for the foreign investors to acquire the equities of a Chinese party, and further improved the administration of exchange settlement of foreign exchange capital of foreign-invested enterprises.

        The Circular on Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or the SAFE Circular 13, effective from June 1, 2015, cancelled the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment. Besides, it simplifies the procedure of registration of foreign exchange, stipulating that investors shall approach banks for the registration of foreign exchange under the condition of direct domestic investment and direct overseas investment.

        Pursuant to the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or the SAFE Circular 19, which was promulgated by the SAFE on March 30, 2015 and became effective on June 1, 2015, a foreign-invested enterprise may also choose to convert its registered capital from foreign currency to RMB on a discretionary basis, but the use of such converted registered capital is subject to certain limitations, including but not limited to, that a foreign-invested enterprise shall not use such converted registered capital to provide entrusted loans or repay loans between non-financial enterprises, or use such converted registered capital for expenditures beyond its business scope or expenditures prohibited by PRC laws or regulations. Foreign-invested enterprises with equity investments as their main business can use the RMB capital converted for equity investments within the PRC. Foreign-invested enterprises other than the ones mentioned above, by following the stipulated procedures under Circular 19, may use their capital in foreign currencies or their converted RMB capital for equity investments within the PRC.

        Pursuant to the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular 16, which was promulgated by the SAFE and became effective on June 9, 2016, enterprises registered in PRC may also convert their foreign debts from foreign currency into RMB on a discretionary basis. The SAFE Circular 16 provide an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis, which applies to all enterprises registered in the PRC.

        In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or the SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (a) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (b) domestic entities shall hold income to account for previous years' losses before remitting the profits. Further, according to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Offshore Investment

        Under the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, issued by the SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, or SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for offshore equity financing of the enterprise assets or interests they hold in China. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under the SAFE Circular 37, which became effective on July 4, 2014 as an attachment of Circular 37. Pursuant to the SAFE Circular 13, PRC residents can register with qualified banks instead of SAFE or its local branch in connection with their establishment of an SPV. See "Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us."

Employee Stock Incentive Plan

        SAFE issued the Circular of the SAFE on Issues Concerning the Administration of Foreign Exchange Used for Domestic Individuals' Participation in Equity Incentive Plans of Overseas Listed

Enterprises or the SAFE Circular 7 in 2012. Pursuant to the SAFE Circular 7, employees, directors, supervisors, and other senior officers who participate in any equity incentive plan of publicly-listed overseas enterprises and who are PRC citizens or non-PRC citizens residing in China for a consecutive period of no less than one year, subject to a few exceptions, are required to register with SAFE or its local branches through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed enterprises, and complete other procedures with respect to the equity incentive plan. In addition, the PRC agent is required to amend SAFE registration with respect to the equity incentive plan if there is any material change to the equity incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of these individuals who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with these individuals' exercise of the employee share options. Such individuals' foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed enterprise and any other income shall be fully remitted into a collective foreign currency account in China opened and managed by the PRC subsidiaries of the overseas listed enterprise or the PRC agent before distribution to such individuals. See "Risk Factors—Risks Related to Doing Business in China—Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions."

Regulations on Taxation

Enterprise Income Tax

        On March 16, 2007, the SCNPC promulgated the Law of the PRC on Enterprise Income Tax, which was amended on February 24, 2017 and December 29, 2018, and on December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax, or collectively, the EIT Law. Under the EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

        According to the EIT Law, the EIT tax rate of a high and new technology enterprise is 15%. Pursuant to the Administrative Measures for the Recognition of High and New Technology Enterprises, effective on January 1, 2008 and amended on January 29, 2016, the certificate of a high and new technology enterprise is valid for three years.

Value-added Tax

        The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994, which were subsequently amended on November 10, 2008 and came into effect on January 1, 2009 and most recently amended on February 6, 2016. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax was promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or the VAT Law. On

November 19, 2017, the State Council promulgated The Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or the Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable were simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%.

        Pursuant to the Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates which became effective on May 1, 2018, the previous applicable VAT tax rates of 17% and 11% were adjusted to 16% and 10%, respectively.

        On March 20, 2019, the Ministry of Finance, the General Administration of Customs and the SAT issued the Circular on Relevant Policies for Deepening Value-Added Tax Reform, which came into force on April 1, 2019, to further reduce the VAT tax rates. Pursuant to the Circular on Relevant Policies for Deepening Value-Added Tax Reform, the VAT tax rates of 16% and 10% have been further adjusted to be 13% and 9%.

Dividend Withholding Tax

        The EIT Law provide that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors that do not have an establishment or place of business in the PRC, or have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

        Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the "Beneficial Owner" in Tax Treaties, which was issued on February 3, 2018 by the SAT and became effect on April 1, 2018, when determining the applicant's status of the "beneficial owner" regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and they will be analyzed according to the actual circumstances of the specific cases. This circular further provide that applicants who intend to prove his or her status of the "beneficial owner" shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers' Enjoyment of the Treatment under Tax Agreements.

Tax on Indirect Transfer

        On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Circular 7. Pursuant to SAT Circular 7, an "indirect transfer" of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a "reasonable commercial purpose" of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature evidenced by their actual function and risk exposure. According to the SAT Circular 7, where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange if such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or the SAT Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises.

Regulations on Employment and Social Welfare

Employment

        Enterprises in the PRC are subject to the Labor Law of the PRC, or the Labor Law, which was promulgated by the SCNPC on July 5, 1994 and became effective on January 1,1995, and was amended on August 27, 2009 and December 29, 2018, the Labor Contract Law of the PRC, or the Labor Contract Law, which was promulgate by the SCNPC on June 29, 2007, came into effect on January 1, 2008, and was amended on December 28, 2012, and the Implementations Regulations of Labor Contract Law of the PRC, which was promulgated on September 18, 2008 and became effective on the same day, as well as other related regulations, rules and provisions issued by the relevant governmental authorities from time to time. In particular, according to the Labor Contract Law, enterprises established in PRC shall enter into employment agreements with their employees, in which the term of the employment agreement, job duties, working hours, rest and leave, social insurance, labor compensation, labor protection, working conditions and protection against occupational hazards shall be provided for. Both employer and employee shall duly perform their duties. Meanwhile, the Labor Contract Law also provide for the scenario of rescission and termination. Except in the situations explicitly stipulated in the Labor Contract Law which will not be subject to economic compensation, economic compensation shall be paid to the employee by the employer for the illegal rescission or termination of the employment agreement.

Social Insurance and Housing Fund

        According to the Law on Social Insurance of the PRC implemented on July 1, 2011 and amended on December 29, 2018, the Decision of the State Council on Establishing a Unified Basic Pension System for Employees Working in Enterprises issued on July 16, 1997, the Decision of the State Council on Establishing the Urban Employees' Basic Medical Insurance System promulgated on December 14, 1998, the Provisional Measures on Birth Insurance for Employees Working in Enterprises implemented on January 1, 1995, the Regulations on Work-Related Injury Insurance

implemented on January 1, 2004 and amended on December 20, 2010, and the Regulations on Unemployment Insurance promulgated on January 22, 1999, employers in the PRC shall conduct registration of social insurance with the competent authorities, and make contributions to the basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance for their employees. If employers fail to pay the social insurance, other than for legitimate reasons such as force majeure, the competent authority can request the employers to pay the overdue payment or the deficit and the overdue fine within a specific term. In the event of failure to make the aforesaid payment, an additional fine may be imposed.

        According to the Regulations on Management of the Housing Fund, which was promulgated by the State Council on April 3, 1999 and amended on March 24, 2002, the employers must register with the competent housing provident fund management center and, upon the examination by such management center, complete procedures for opening an account at relevant banks for the deposit of their employees' housing provident fund. Employers are required to pay, on behalf of their employees, to housing funds. In the event of any failure of the employers to register or to pay the housing provident fund, the competent housing provident fund management center shall request completion of the formalities or payment of the overdue amount or the deficit within a specific term. Failure to do so may result in an overdue fine. See "Risk Factors—Risks Related to Doing Business in China—The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations."

M&A Rules and Overseas Listing

        On August 8, 2006, six PRC governmental and regulatory agencies, including the MOFCOM and China Securities Regulatory Commission, or the CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, a new regulation with respect to the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and revised on June 22, 2009. Foreign investors should comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the asset; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets, and operate the assets. The M&A Rules, among other things, purport to require that an offshore special vehicle, or a special purpose vehicle, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle's securities on an overseas stock exchange.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
William Xiao-Qing Huang	56	Chairman of the Board of Directors and Chief Executive Officer
Zhe (Robert) Zhang	48	Director and Vice President of International Business Development
Wenbiao Li	52	Director
David Thévenon	45	Director
Tian Luo	46	Director
Zhangliang (Richard) Tang	39	Chief Financial Officer
Karl Zhao	53	Vice President of Engineering
Dafeng (David) Zhao	45	Vice President of China Sales

        Mr. William Xiao-Qing Huang is the founder and chief executive officer of our company and the chairman of the board of directors since the inception of our company. Mr. Huang is in charge of the overall management and resources of our company. Prior to founding our company, Mr. Huang was president of China Mobile Research Institute, a research and development division of China Mobile (NYSE:CHL; HKSE:0941), a state-owned leading mobile services provider in China, from January 2007 to April 2015. Prior to that, he served as a senior vice president and chief technology officer at UTStarcom (Nasdaq: UTSI), a global telecom infrastructure provider, from February 1994 to December 2006. He also served as a project manager at AT&T Bell Laboratories from June 1990 to February 1994. Mr. Huang received a bachelor of science degree from Huazhong University of Science & Technology in China in 1982 and a master of science degree from University of Illinois in 1985.

        Dr. Zhe (Robert) Zhang is a co-founder of our company and has served as our director since October 2015 and as our vice president of international business development since May 2015. Dr. Zhang is responsible for the global business and product strategies, operations and strategic partnership of our company. Prior to co-founding our company, he served as head of service strategy and operations at Samsung Telecommunications America from 2012 to 2015. Prior to that, he served as vice president of product management at Irdeto, a leading software security and media technology company, from 2011 to 2012, where he was responsible for global product strategy on broadband video. He also served as vice president of product development at the Joint Innovation Lab from 2009 to 2011 and as a senior program manager at Microsoft (Nasdaq: MSFT) from 2008 to 2009. Dr. Zhang received his bachelor of science degree from Tongji University in China in 1992, master of science degree in management science and engineering from Stanford University in 2005, and master of science and Ph.D. degrees in computational mechanics as well as another master of science degree in electrical engineering and computer science from the University of Illinois in 1996, 1999 and 2001, respectively.

        Mr. Wenbiao Li has served as our director since November 2015. He has served as the managing director of Walden International since 2008 and as the managing partner of Kaiwu Walden Capital, L.P. since 2013. From 2004 to 2007, Mr. Li served as a director of mobile engineering at Google. From 2000 to 2003, he served as vice president of engineering at Skire, Inc., a facilities management application company. Mr. Li received a bachelor's degree in computer engineering from Huazhong University of Science & Technology in China in 1988, a master's degree in computer science from University of San Francisco in 1992 and his EMBA degree from Golden Gate University in 2005.

        Mr. David Thévenon has served as our director since May 2016. He is a partner at SoftBank Investment Advisers, and was previously a managing director for SoftBank Internet and Media, Inc. Prior to that, from January 2005 to October 2014, Mr. Thévenon served in various roles with Google, most recently as Senior Director for Global Product Partnerships. Prior to Google, Mr. Thévenon held business development and finance roles at T-Mobile, Dell and ICL Fujitsu. Mr. Thévenon is also a board director for several other companies, including Kabbage, Inc., Xiaoju Kuaizhi Inc. and Grab Inc. Mr. Thévenon received his master degree in management from ESCEM School of Business and Management in 1995.

        Mr. Tian Luo has served as our director since August 2017. He currently serves as the chairman and chief executive officer of Bojiang Capital Group, an all-round and professional investment management firm in China. Prior to founding Bojiang Capital Group in 2005, Mr. Luo served as the general manager of the Zhejiang branch of Taikang Life Insurance Co., Ltd. from 2001 to 2004, where he was responsible for the overall business management and sales team management of the branch. Mr. Luo received his bachelor's degree in Chinese literature from Hangzhou Normal University in China in 1994 and his master's degrees in human resources management and economics from Macao University of Science and Technology and Zhejiang University in 2004 and 2006, respectively.

        Mr. Zhangliang (Richard) Tang has served as our chief financial officer since July 2018. Prior to joining our company, Mr. Tang was a founding partner of Paradigm Advisors, a boutique investment banking firm that provides advisory services, from November 2016 to July 2018, where he was responsible for the firm's overall management. From April 2015 to November 2016, he was a director at China Renaissance (HKSE: 1911), a leading investment banking and investment management firm dedicated to China's new economy businesses. Prior to that, Mr. Tang was an executive director at J.P. Morgan from April 2011 to April 2015. Mr. Tang received his bachelor's degree in international finance from Fudan University in China in 2002.

        Dr. Karl Zhao has served as our vice president of engineering since July 2018. Prior to joining our company, Mr. Zhao was the head of engineering of mobile apps and video for OpenX from January 2016 to June 2018, where he led the architecture, design, development and deployment of mobile app and video ads exchange servers that can handle multi-billion requests per day. Prior to that, he served as the lead system architect in AT&T from June 2015 to December 2015. Mr. Zhao received his doctor and master degree in electrical engineering from Northeastern University in 1992 and 1990, respectively, and received his bachelor's degree in electrical engineering from Tsinghua University in 1988.

        Mr. Dafeng (David) Zhao has served as our vice president of sales since September 2018. Prior to joining our company, Mr. Zhao was a vice president at LIONCO Holding Group Co., Ltd from January 2016 to August 2018, where he was responsible for this company's investments and mergers & acquisitions. Prior to that, he served as president of Datang Capital Management (Beijing) Co., Ltd., an investment management firm, from January 2008 to May 2013. From 1997 to 2005, Mr. Zhao served as general manager of greater southwest region and executive assistant to the CEO of UTStarcom, where he was responsible for business development and sales. Prior to that, he served as a product manager and sales director at Beijing Terui Electronics Co., Ltd. Mr. Zhao received his master's degree in May 2012 from the International Academy of Management and Economics in Philippines in 2012.

Board of Directors

        Our board of directors will consist of                        directors upon the SEC's declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided (a) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice, (b) such director has not been disqualified by the chairman of the relevant board meeting, and (c) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee in accordance with the [Nasdaq/NYSE] rules. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

        We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee's members and functions are described below.

        Audit Committee.    Our audit committee will consist of                                    ,                                     and                                     .                                     will be the chairman of our audit committee. We have determined that                                    ,                                     and                                     satisfy the "independence" requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Nasdaq Stock Market] and Rule 10A-3 under the Exchange Act. We have determined that                                    qualifies as an "audit committee financial expert." The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

  •
  appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

  •
  reviewing with the independent auditors any audit problems or difficulties and management's response;

  •
  discussing the annual audited financial statements with management and the independent auditors;

  •
  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

  •
  reviewing and approving all proposed related party transactions;

  •
  meeting separately and periodically with management and the independent auditors; and

  •
  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

        Compensation Committee.    Our compensation committee will consist of                                    ,                                     and                                     .                                     will be the chairman of our compensation committee. We have determined that                                    ,                                     and                                     satisfy the "independence" requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Nasdaq Stock Market]. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

  •
  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

  •
  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

  •
  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

  •
  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person's independence from management.

        Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of                                    ,                                     and                                     .                                     will be the chairperson of our nominating and corporate governance committee.                                    ,                                     and                                     satisfy the "independence" requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Nasdaq Stock Market]. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

  •
  selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

  •
  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

  •
  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

  •
  advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

        Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

        Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

  •
  convening shareholders' annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

  •
  declaring dividends and distributions;

  •
  appointing officers and determining the term of office of the officers;

  •
  exercising the borrowing powers of our company and mortgaging the property of our company; and

  •
  approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

        Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found by our company to be or becomes of unsound mind.

[Employment Agreements and Indemnification Agreements

        We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer's employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

        Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer's employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

        In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer's termination, or in the year preceding such termination, without our express consent.

        We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.]

Compensation of Directors and Executive Officers

        In 2018, we paid an aggregate of RMB6.9 million (US$1.0 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and our VIE are required by law to make contributions equal to certain percentages of each employee's salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2016 Share Plan

        On March 28, 2016, our shareholders and board of directors approved the 2016 Share Plan, which we refer to as the 2016 Plan in this prospectus, to offer persons selected by our company an opportunity to acquire a proprietary interest in the success of our company, or to increase such interest by acquiring shares. The maximum aggregate number of ordinary shares that may be issued under the 2016 Plan is 39,932,287 ordinary shares. As of the date of this prospectus, options to purchase 11,013,417 ordinary shares and restricted share units representing 6,840,000 ordinary shares have been granted and are outstanding, excluding awards that were forfeited after the relevant grant dates.

        The following paragraphs describe the principal terms of the 2016 Plan.

        Type of Awards.    The 2016 Plan permits the awards of options, restricted share units or any other award to acquire shares made under the 2016 Plan.

        Plan Administration.    Our board of directors or one or more committees appointed by the board of directors will administer the 2016 Plan. Such committees or the board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.

        Award Agreement.    Awards granted under the 2016 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee's employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

        Eligibility.    We may grant awards to our employees, consultants and outside directors.

        Vesting Schedule.    In general, the board of directors determines the vesting schedule, which is specified in the relevant award agreement.

        Exercise of Options.    The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.

        Transfer Restrictions.    Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2016 Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

        Termination and Amendment of the 2016 Plan.    Unless terminated earlier, the 2016 Plan has a term of ten years. Our board of directors has the authority to terminate, amend, suspend or alter the 2016 Plan at any time and for any reason.

        The following table summarizes, as of the date of this prospectus, the awards granted under our 2016 Plan to a director and executive officer of us and our other employees and consultants, excluding awards that were forfeited after the relevant grant dates.

Name	Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Zhangliang (Richard) Tang	*	2.00	November 29, 2018	November 28, 2028
Other employees and consultants	10,513,417	0.13 ~ 1.00	March 28, 2016 ~ March 7, 2018	March 27, 2026 ~ March 6, 2028

Name	Restricted Share Units	Date of Grant
Zhe (Robert) Zhang	*	March 28, 2016
Zhangliang (Richard) Tang	*	November 29, 2018
Other employees and consultants	5,340,000	March 28, 2016

*
Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this prospectus.

PRINCIPAL [AND SELLING] SHAREHOLDERS

        Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:

  •
  each of our directors and executive officers;

  •
  each person known to us owning beneficially more than 5% of our ordinary shares on an as-converted basis; and

  •
  [each selling shareholder.]

        The calculations in the table below are based on 209,757,489 ordinary shares on a pro forma basis assuming conversion of all of our issued and outstanding preference shares into Class A ordinary shares on a one-for-one basis, based on shares outstanding as of the date of this prospectus, and                        Class A ordinary shares outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

					Ordinary Shares Beneficially Owned After This Offering
	Ordinary Shares Beneficially Owned Prior to This Offering		[Ordinary Shares Being Sold in This Offering]		Class A Ordinary Shares	Class B Ordinary Shares	Total ordinary shares on an as- converted basis	% of Beneficial Ownership	% of aggregate voting power†
	Number	%	Number	%	Number	Number	Number	%	%
Directors and Executive Officers*:
William Xiao-Qing Huang(1)	42,500,001	20.3
Zhe (Robert) Zhang(2)	5,000,000	2.4
Wenbiao Li	—	—
David Thevenon	—	—
Tian Luo(3)	10,548,449	5.0
Zhangliang (Richard) Tang	—	—
Karl Zhao	—	—
Dafeng (David) Zhao	—	—
All Directors and Executive Officers as a Group	58,048,450	27.7
Principal [and Selling] Shareholders:
SVF Cloud (Singapore) Pte. Ltd.(4)	88,180,524	35.2
The 2000 Huang Family Limited Partnership(5)	42,500,000	20.3
KIT Mobility Limited(6)	18,495,685	8.8
Keytone Ventures II, L.P.(7)	12,330,457	5.9
Anji Boye Investment Partnership (Limited Partnership)(8)	10,548,449	5.0
Launcher International Holdings Co. Ltd.(9)	10,548,430	5.0

†
For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to            votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

*
Each of Mr. William Xiao-Qing Huang, Dr. Zhe (Robert) Zhang, Mr. Zhangliang (Richard) Tang, Mr. Dafeng (David) Zhao's business address is 33rd Floor, Unit B Tower 3, Wangjing SOHO, Chaoyang District, Beijing 100027, People's Republic of China.

(1)
Represents (i) 1 ordinary share held by Mr. William Xiao-Qing Huang; and (ii) 42,500,000 ordinary shares held by The 2000 Huang Family Limited Partnership, a California limited partnership. Mr. William Xiao-Qing Huang and Ms. Minnie S. Huang, spouse of Mr. William Xiao-Qing Huang, are the general partners of The 2000 Huang Family Limited Partnership and have the shared voting and investment control over the shares held by The 2000 Huang Family Limited Partnership. The principal place of business of The 2000 Huang Family Limited Partnership is 230 Sweet Rd., Alameda, CA 94502, USA. [All the ordinary shares held by Mr. William Xiao-Qing Huang and The 2000 Huang Family Limited Partnership will be re-designated as Class B ordinary shares immediately prior to the completion of this offering.]

(2)
Represents 5,000,000 ordinary shares held by Robert&Ya LLC, a U.S. company. Robert&Ya LLC is wholly owned by Dr. Zhe (Robert) Zhang. The registered address of Robert&Ya LLC is 3500 South Dupont Highway, City of Dover, County of Kent, Delaware 19901, USA. [All the ordinary shares held by Robert&Ya LLC will be re-designated as Class A ordinary shares immediately prior to the completion of this offering.]

(3)
Represents 10,548,449 series A preference shares held by Anji Boye Investment Partnership (Limited Partnership), a PRC limited partnership. Shanghai Bojiang Investment Management Co., Ltd. is the general partner of Anji Boye Investment Partnership (Limited Partnership) and Mr. Tian Luo is the chairman of the board of directors of Shanghai Bojiang Investment Management Co., Ltd. and has the ultimate voting and investment control over these shares. The registered address of Anji Boye Investment Partnership (Limited Partnership) is Room 217, Building No.1, Lingfeng Village, Lingfeng Street, Anji County, Huzhou City, Zhejiang Province, P.R. China. All the preference shares held by Anji Boye Investment Partnership (Limited Partnership) will be automatically converted to and re-designated as [Class A] ordinary shares immediately prior to the completion of this offering.

(4)
Represents (i) 20,550,761 series seed preference shares, 24,944,048 series A preference shares and 1,584,058 series A+ preference shares held by SVF Cloud (Singapore) Pte. Ltd., a Singaporean company; and (ii) 41,101,657 ordinary shares that SVF Cloud (Singapore) Pte. Ltd. has the right to purchase within 60 days of the date of this prospectus. SVF Cloud (Singapore) Pte. Ltd. is ultimately wholly owned by SoftBank Vision Fund L.P. The general partner of SoftBank Vision Fund L.P. is SVF GP (Jersey) Limited, which is ultimately wholly owned by SoftBank Group Corp. (TYO: 9984). SB Investment Advisers (UK) Limited is exclusively responsible for making all decisions related to the voting and investment over these shares. The registered address of SVF Cloud (Singapore) Pte. Ltd. is 80 Robinson Road, #02-00 Singapore (068898). All the preference shares held by SVF Cloud (Singapore) Pte. Ltd. will be automatically converted to and re-designated as [Class A] ordinary shares immediately prior to the completion of this offering.

(5)
Represents 42,500,000 ordinary shares held by The 2000 Huang Family Limited Partnership, a California limited partnership. Mr. William Xiao-Qing Huang and Ms. Minnie S. Huang, spouse of Mr. William Xiao-Qing Huang, are the general partners of The 2000 Huang Family Limited Partnership and have the shared voting and investment control over the shares held by The 2000 Huang Family Limited Partnership. The principal place of business of The 2000 Huang Family Limited Partnership is 230 Sweet Rd., Alameda, CA 94502, USA.

(6)
Represents 18,495,685 series A preference shares held by KIT Mobility Limited, a British Virgin Islands company. The directors of KIT Mobility Limited are Wenbiao Li and Hing Wong and they share voting and investment control over these shares. Hing Wong and Wenbiao Li disclaim beneficial interests in the shares own by KIT Mobility Limited except to the extent of their pecuniary interest. The registered address of KIT Mobility Limited is SHRM Trustees (BVI) Limited of Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands. All the preference shares held by KIT Mobility Limited will be automatically converted to and re-designated as [Class A] ordinary shares immediately prior to the completion of this offering.

(7)
Represents 12,330,457 series A preference shares held by Keytone Ventures II, L.P., a Cayman Islands partnership. The general partner of Keytone Ventures II, L.P. is Keytone Capital Partners, L.P. Keytone Investment Group, Ltd. is the general partner of Keytone Capital Partners, L.P. and Mr. Joe Zhou is the sole director of Keytone Investment Group, Ltd. and is the beneficial owner of Keytone Ventures II, L.P. and has the ultimate voting and investment control over these shares. The registered address of Keytone Ventures II, L.P. is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. All the preference shares held by Keytone Ventures II, L.P. will be automatically converted to and re-designated as [Class A] ordinary shares immediately prior to the completion of this offering.

(8)
Represents 10,548,449 series A preference shares held by Anji Boye Investment Partnership (Limited Partnership), a PRC limited partnership. Shanghai Bojiang Investment Management Co., Ltd. is the general partner of Anji Boye Investment Partnership (Limited Partnership) and Mr. Tian Luo is the chairman of the board of directors of Shanghai Bojiang Investment Management Co., Ltd. and has the ultimate voting and investment control over these shares. The registered address of Anji Boye Investment Partnership (Limited Partnership) is Room 217, Building No.1, Lingfeng Village, Lingfeng Street, Anji County, Huzhou City, Zhejiang Province, P.R. China. All the preference shares held by Anji Boye Investment Partnership (Limited Partnership) will be automatically converted to and re-designated as [Class A] ordinary shares immediately prior to the completion of this offering.

(9)
Represents 10,548,430 series A preference shares held by Launcher International Holdings Co. Ltd., a British Virgin Islands company. Based on the response provided by Mr. Shun Yau Kei, Launcher International Holdings Co. Ltd. is wholly owned by Mr. Shun Yau Kei. The registered address of Launcher International Holdings Co. Ltd. is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands. All the preference shares held by Launcher International Holdings Co. Ltd. will be automatically converted to and re-designated as [Class A] ordinary shares immediately prior to the completion of this offering.

        As of the date of this prospectus, 54,404,604 of our shares are held by record holders in the United States.

        The ADSs that we issue in this offering will represent [Class A] ordinary shares.

Significant Changes in Percentage Ownership

        We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with our VIE and its Shareholders

        See "Corporate History and Structure."

Investors' Rights Agreement and Right of First Refusal and Co-Sale Agreement

        See "Description of Share Capital—History of Securities Issuances."

Employment Agreements and Indemnification Agreements

        See "Management—Employment Agreements and Indemnification Agreements—Shareholders' Agreement."

Share Incentive Plan

        See "Management—2016 Share Plan."

Private Placements

        See "Description of Share Capital—History of Securities Issuances."

Other Related Party Transactions

        In the ordinary course of business, from time to time, we carry out other transactions and enter into other arrangements with other related parties, none of which are considered to be material.

        The table below sets forth the major related parties and their relationships with us as of December 31, 2017 and 2018 and March 31, 2019:

Name of related parties	Relationship with the Group
Borqs Technologies, Inc. ("BORQS")	Company over which the CEO has significant influence
SoftBank Robotics Group Corp ("Softbank Robotics")	Our principal shareholder

        The table below sets forth our transactions with them for the periods or as of the date indicated:

	For the Year Ended December 31,		For the Three Months Ended March 31,
	2017	2018	2019
	(US$ in thousands)
Revenue recognized from rendering of Others' (cloud and network) services to Softbank Robotics	2	153	—
Procurement of robotic products from SoftBank Robotics	112	1,582	—
Expenses incurred for R&D Services received from BORQS	—	2,450	—

	As of December 31,		As of March 31,
	2017	2018	2019
	(US$ in thousands)
Advances due from BORQS	—	4,276	4,276

DESCRIPTION OF SHARE CAPITAL

        We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands, which we refer to as the Companies Law below and the common law by the Cayman Islands.

        As of the date of this prospectus, our authorized share capital is US$50,000 divided into 500,000,000 shares, comprising of (i) 330,658,351 ordinary shares with a par value of US$0.0001 each, and (ii) 169,341,649 preference shares with a par value of US$0.0001 each, 58,000,000 of which are designated as Series Seed Preference Shares, 9,181,161 of which are designated as Series Seed-1 Preference Shares, 70,690,000 of which are designated as Series A Preference Shares and 31,470,488 of which are designated as Series A+ Preference Shares. As of the date of this prospectus, 67,100,001 ordinary shares and 142,657,488 preference shares are issued and outstanding. All of our issued and outstanding ordinary and preference shares are fully paid. Immediately prior to the completion of this offering, we plan to change our authorised share capital into US$            divided into                        shares comprising of (i)                                     Class A ordinary shares of a par value of US$0.0001 each, (ii)                                      Class B ordinary shares of a par value of US$0.0001 each and (iii)                         shares of a par value of US$0.0001 each of such class or classes (however designated) as out board of directors may determine in accordance with our post-offering amended and restated memorandum and articles of association. We will have                        Class A ordinary shares issued and outstanding, and                        Class B ordinary shares issued and outstanding, assuming the underwriters do not exercise the over-allotment option. All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.

[Our Post-Offering Amended and Restated Memorandum and Articles

        Our shareholders have conditionally adopted an amended and restated memorandum and articles of association, which will become effective and replace our current amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering amended and restated memorandum and articles of association that will become effective immediately prior to completion of this offering, and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

        Objects of Our Company.    Under our post-offering amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

        Ordinary Shares.    Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at our general meetings, and each Class B ordinary share shall entitle the holder thereof to                        votes on all matters subject to vote at our general meetings. Our ordinary shares are issued in registered form and are issued when registered in our register of members.

        Conversion.    Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person other than                        or any entity which is not ultimately

controlled by any of                        , such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

        Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our post-offering amended memorandum and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

        Voting Rights.    Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to                        votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman.

        A quorum required for a meeting of shareholders consists of one or more shareholders holding not less than one-third of all paid up voting share capital of our company present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Advance notice of at least ten calendar days is required for the convening of our annual general meeting and other shareholders meetings.

        An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering amended and restated memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or combine their shares by ordinary resolution.

        General Meetings of Shareholders.    As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders' annual general meetings. Our post-offering amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

        Shareholders' general meetings may be convened by a majority of our board of directors. Advance notice of at least seven days is required for the convening of our annual general shareholders' meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to all of our issued and outstanding shares entitled to vote at general meetings.

        The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our post-offering amended and restated memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

        Transfer of Ordinary Shares.    Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

        Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

  •
  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

  •
  the instrument of transfer is in respect of only one class of ordinary shares;

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  the instrument of transfer is properly stamped, if required; and

  •
  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four.

  •
  a fee of such maximum sum as the [New York Stock Exchange/Nasdaq Stock Market] may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

        If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

        The registration of transfers may, after compliance with any notice required of the [New York Stock Exchange/Nasdaq Stock Market], be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

        Liquidation.    On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

        Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

        Redemption, Repurchase and Surrender of Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our Company's profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

        Variations of Rights of Shares.    If at any time, our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of all the holders of the issued shares of that class or series or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

        Issuance of Additional Shares.    Our post-offering amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

        Our post-offering amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

  •
  the designation of the series;

  •
  the number of shares of the series;

  •
  the dividend rights, dividend rates, conversion rights, voting rights; and

  •
  the rights and terms of redemption and liquidation preferences.

        Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

        Inspection of Books and Records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See "Where You Can Find Additional Information."

        Anti-Takeover Provisions.    Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

  •
  authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

  •
  limit the ability of shareholders to requisition and convene general meetings of shareholders.

        However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

        Exempted Company.    We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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  does not have to file an annual return of its shareholders with the Registrar of Companies;

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  is not required to open its register of members for inspection;

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  does not have to hold an annual general meeting;

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  may issue negotiable or bearer shares or shares with no par value;

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  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

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  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

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  may register as a limited duration company; and

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  may register as a segregated portfolio company.

        "Limited liability" means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).]

Differences in Corporate Law

        The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

        Mergers and Similar Arrangements.    The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a "consolidation" means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company's articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

        A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a "parent" of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

        The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

        Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

        Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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  the statutory provisions as to the required majority vote have been met;

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  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

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  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

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  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

        The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the "squeeze out" of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

        If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

        Shareholders' Suits.    In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permits a minority shareholder to commence a class action against or derivative actions in the name of our company to challenge actions where:

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  a company acts or proposes to act illegally or ultra vires;

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  the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

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  those who control the company are perpetrating a "fraud on the minority."

        Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering amended and restated memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person's dishonesty, willful default or fraud, in or about the conduct of our company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

        In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        Directors' Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

        As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

        Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering amended and restated articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

        Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

        The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our post-offering amended and restated articles of association allow our shareholders holding in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders' meeting, our post-offering amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders' annual general meetings.

        Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

        Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

        Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target's outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

        Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

        Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

        Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our post-offering amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

        Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of all the holders of the issued shares of that class or series or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of that class or series.

        Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Law and our post-offering amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

        Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

        The following is a summary of our securities issuances in the past three years.

Preference Shares

        On January 13, 2017, we issued 10,548,430 Series A preference shares to Launcher International Holdings Co., Ltd for an aggregate consideration of US$15.0 million.

        On April 14, 2017, we issued 24,944,048 Series A preference shares to SoftBank Group Capital Limited for an aggregate consideration of approximately US$35.5 million.

        On April 30, 2017, we issued 7,032,299 Series A preference shares to Venusense Investment Limited for an aggregate consideration of US$10.0 million.

        On August 23, 2017, we issued 6,705,289 Series A+ preference shares to Wisdom Gem Capital Management Limited for an aggregate consideration of US$10.0 million.

        On November 9, 2017, we issued 1,584,058 Series A+ preference shares to SoftBank Group Capital Limited for an aggregate consideration of approximately US$2.4 million.

        On December 25, 2017, we issued 7,032,299 Series A preference shares to Original Technology Holding Limited for the exercise of its warrants at an exercise price of US$0.0001 per share.

        On June 15, 2018, we issued 3,516,149 Series A preference shares to ZGC US Fund, LP for the conversion of its convertible promissory note.

        On July 20, 2018, we issued 4,023,173 Series A+ preference shares to Wehitech Holding Limited for the exercise of its warrants at an exercise price of US$0.0001 per share.

        On October 30, 2018, we issued 10,548,449 Series A preference shares to Anji Boye Investment Partnership (Limited Partnership) for the exercise of its warrants at an exercise price of US$0.0001 per share.

        We are in the process of conducting a new round of financing, and have entered into definitive agreements with SVF Cloud (Singapore) Pte. Ltd., Anji Boye Investment Partnership (Limited Partnership), Lishui Boan Investment Partnership (Limited Partnership), Gemdale (Group) Corporation Limited, Langma No. 9 (Shenzhen) Entrepreneurship Investment Center (Limited Partnership), Langma No. 10 (Shenzhen) Entrepreneurship Investment Center (Limited Partnership) and CHINALIFE NOVA INVESTMENTS to issue Series B preference shares.

Warrants

        On May 6, 2016, we issued warrants to purchase up to 7,032,299 Series A preference shares to Anji Boye Investment Partnership (Limited Partnership) for an consideration of US$ 10,000,000.

        On September 30, 2016, we issued warrants to purchase up to 7,032,299 Series A preference shares to Changxing Youqing Investment Management Partnership (Limited Partnership) for an consideration of US$ 10,000,000.

        On December 16, 2016, we issued warrants to purchase up to 3,516,150 Series A preference shares to Anji Boye Investment Partnership (Limited Partnership) for an consideration of US$ 5,000,000.

        On April 26, 2017, we issued warrants to purchase up to 4,023,173 Series A+ preference shares to Nanfanghaichuang Fund (Shenzhen) Partnership Enterprise (Limited Partnership) for an consideration of US$ 6,000,000.

Convertible promissory notes

        On June 5, 2017, we issued a convertible promissory note to ZGC Capital Corporation in an aggregate principal amount of US$5.0 million.

        On June 28, 2018, we issued convertible promissory notes to Anji Boye Investment Partnership (Limited Partnership), and its affiliate Lishui Boan Investment Partnership (Limited Partnership) in an aggregate principal amount of US$50.0 million. The notes shall be convertible into our Series B preference shares at the option of the holder upon completion of the sale of our Series B preference shares, the number of which shall be equal to the principal amount of the notes divided by the issue price of Series B preference shares to be issued.

Option and Restricted Share Grants

        We have granted options to purchase our ordinary shares to certain of our directors, executive officers and employees.

        As of the date of this prospectus, the aggregate number of our ordinary shares underlying our outstanding options and representing our restricted share units is 11,013,417 and 6,840,000. See "Management—2016 Share Plan."

Investors' Rights Agreement and Right of First Refusal and Co-Sale Agreement

        We entered into an amended and restated investors' rights agreement, or the Investors' Rights Agreement, and an amended and restated right of first refusal and co-sale agreement, both dated as of August 23, 2017, with holders of ordinary shares and preference shares, which provide for certain shareholders' rights, including right of participation, right of first refusal and co-sale rights, and contains provisions governing the board of directors and other corporate governance matters. The special rights, as well as the corporate governance provisions, will automatically terminate upon the completion of this offering.

Registration Rights

        We have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the Investors' Rights Agreement.

        Demand Registration Rights.    At any time after the earlier of (i) five years after the date of the Investors' Rights Agreement (ii) after the effective date of the an initial public offering by our company, holders of at least one-third of the registrable securities (including preference shares and ordinary shares issued upon conversion of preference shares) then outstanding have the right to demand that we file a registration statement of all registrable securities that the holders request to be registered and included in such registration by written notice. Other than required by the underwriter(s) in connection with our initial public offering, at 25% of the registrable securities requested by the holders to be included in such underwriting and registration shall be so included.

        Piggyback Registration Rights.    If we propose to file a registration statement for a public offering of our securities, we must offer shareholders an opportunity to include in the registration all or any part of the registrable securities held by such holders. If the total amount of securities, including the registrable securities held by such holders, exceeds the amount of securities sold other than by the our company that the underwriters determine in their sole discretion is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities that the underwriters determine in their sole discretion will not jeopardize the success of the offering, with the securities so included to be apportioned pro rata among the selling shareholders according to the total amount of securities entitled to be included therein owned by each selling shareholder or in such other proportions as shall mutually be agreed to by such selling shareholders.

        Form S-3 Registration Rights.    Our shareholders may request us in writing to file an unlimited number of registration statements on Form S-3. We shall use commercially reasonable efforts to effect the registration of the securities on Form S-3 as soon as practicable, except in certain circumstances.

        Expenses of Registration.    We will bear all registration expenses, other than underwriting discounts and selling commissions.

        Termination of Registration Rights.    Our shareholders' registration rights will terminate upon the earlier of (i) the fifth anniversary of the completion of a qualified public offering and (ii) as to any shareholder when the shares subject to registration rights held by such shareholder can be sold without restriction in any 90-day period pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

[American Depositary Receipts

                                , as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in                        Class A ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

        The depositary's office is located at                        .

        You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

        As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Islands law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

        The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms apart. You may also obtain a copy of the deposit agreement at the SEC's Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC's website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

        We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

        Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

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  Cash.  The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary's expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. The depositary will hold any cash amounts it is unable to distribute in a non-interest-bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

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  Shares.  In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

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  Rights to Receive Additional Shares.  In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not furnish such evidence, the depositary may:

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  sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

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  if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

        We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

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  Other Distributions.  In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

        If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

        Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

        The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

        There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

        The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

        Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of                         , as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

        The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as "deposited securities."

        Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary's direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder's name. An ADR holder can request that the ADSs not be held through the depositary's direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

        When you turn in your ADR certificate at the depositary's office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

        The depositary may only restrict the withdrawal of deposited securities in connection with:

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  temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends;

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  the payment of fees, taxes and similar charges; or

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  compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

        The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

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  to receive any distribution on or in respect of shares,

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  to give instructions for the exercise of voting rights at a meeting of holders of shares,

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  to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

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  to receive any notice or to act in respect of other matters all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

        If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. No voting instructions may be deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

        Under our constituent documents the depositary would be able to provide us with voting instructions without having to personally attend meetings in person or by proxy. Such voting instructions may be provided to us via facsimile, email, mail, courier or other recognized form of delivery and we agree to accept any such delivery so long as it is timely received prior to the meeting. We will endeavor to provide the depositary with written notice of each meeting of shareholders promptly after determining the date of such meeting so as to enable it to solicit and receive voting instructions. In general, the depositary will require that voting instructions be received by the depositary no less than five business days prior to the date of each meeting of shareholders. Under the post-offering amended and restated memorandum and articles of association that we expect to adopt, the minimum notice period required to convene a general meeting is seven days. The depositary may not have sufficient time to solicit voting instructions, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

        Notwithstanding the above, we have advised the depositary that under the Cayman Islands law and our constituent documents, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the depositary from holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by holders of ADSs.

        There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

        The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

        Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

        The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

        The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

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  a fee of US$            per ADR or ADRs for transfers of certificated or direct registration ADRs;

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  a fee of up to US$            per ADS for any cash distribution made pursuant to the deposit agreement;

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  a fee of up to US$            per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

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  reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary's agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary's or its custodian's compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

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  a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares and there would be a fee of five cents per ADS outstanding);

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  stock transfer or other taxes and other governmental charges;

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  cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

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  transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

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  expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

        We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

        Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

        ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if the Circular Guoshuifa [2009] No. 82 issued by the Chinese SAT or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the holder thereof to the depositary. and by holding or having held an ADR the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

        By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

        If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

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  amend the form of ADR;

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  distribute additional or amended ADRs;

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  distribute cash, securities or other property it has received in connection with such actions;

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  sell any securities or property received and distribute the proceeds as cash; or

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  none of the above.

        If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days' notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

        The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 45 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 90th day after our notice of removal was first provided to the depositary. After termination, the depositary's only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.

Limitations on Obligations and Liability to ADS Holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

        Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, we or the depositary or its custodian may require:

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  payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

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  the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

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  compliance with such regulations as the depositary may establish consistent with the deposit agreement.

        The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdrawal shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

        The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

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  any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People's Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary's or our respective agents' control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

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  it exercises or fails to exercise discretion under the deposit agreement or the ADR;

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  it performs its obligations under the deposit agreement and ADRs without gross negligence or bad faith;

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  it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

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  it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

        Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of                . The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services.

        Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder's or beneficial owner's income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

        Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

        In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or the company directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

        The depositary may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

        To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

        The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary's direct registration system. Registered holders of ADRs may inspect such records at the depositary's office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

        The depositary will maintain facilities for the delivery and receipt of ADRs.

Appointment

        In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

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  be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

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  appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

        The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Notwithstanding the foregoing, any action based on the deposit agreement or the transactions contemplated thereby may be instituted by the depositary and holders in any competent court in the Cayman Islands, Hong Kong, the People's Republic of China and/or the United States or through the commencement of an English language arbitration either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).]

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have            ADSs outstanding, representing approximately        % of our outstanding [Class A] ordinary shares, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than by our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. We intend to apply to list the ADSs on the [New York Stock Exchange/Nasdaq Stock Market], but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

        [We have agreed, for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including but not limited to any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed),] without the prior written consent of the representatives of the underwriters.

        Furthermore, [each of our directors, executive officers, existing shareholders and certain holders of our share-based awards] has also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities that are substantially similar to our ordinary shares or ADSs. [These restrictions also apply to any ADSs acquired by our directors and executive officers in the offering pursuant to the directed share program, if any.] These parties collectively own all of our outstanding ordinary shares, without giving effect to this offering.

        The restrictions described in the preceding paragraphs will be automatically extended under certain circumstances. See "Underwriting."

        Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Rule 144

        All of our ordinary shares that will be outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are "restricted securities" as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

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  1% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which immediately after this offering will equal                        [Class A] ordinary shares, assuming the underwriters do not exercise their over-allotment option; or

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  the average weekly trading volume of our ordinary shares of the same class, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

        Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

        The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People's Republic of China and the United States. The summary of material Cayman Islands and PRC taxation consequences constitutes the tax opinion of Maples and Calder (Hong Kong) LLP and Jingtian & Gongcheng, respectively.

Cayman Islands Taxation

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

        Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.

People's Republic of China Taxation

        Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a "de facto management body" within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term "de facto management body" as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT's general position on how the "de facto management body" test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

        We believe that Cloudminds Inc. is not a PRC resident enterprise for PRC tax purposes. Cloudminds Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Cloudminds Inc. meets all of the conditions above. Cloudminds Inc. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body." There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

        If the PRC tax authorities determine that Cloudminds Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of Cloudminds Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Cloudminds Inc. is treated as a PRC resident enterprise. Pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in China, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the tax rate in respect to dividends paid by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced tax rate: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), which became effective in October 2009, require that non-resident enterprises must obtain approval from the relevant tax authority in order to enjoy the reduced tax rate. There are also other conditions for enjoying the reduced tax rate according to other relevant tax rules and regulations. Accordingly, our subsidiary Cloudminds (Hong Kong) Limited may be able to enjoy the 5% tax rate for the dividends it receives from its PRC incorporated subsidiaries if they satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations and obtain the approvals as required. However, according to SAT Circular 81, if the relevant tax authorities determine our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable tax rate on dividends in the future.

        Provided that our Cayman Islands holding company, Cloudminds Inc., is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. SAT Circular 7 further clarifies that, if a non-resident enterprise derives income by acquiring and selling shares in an offshore listed enterprise in the public market, such income will not be subject to PRC tax. However, there is uncertainty as to the application of SAT Circular 7, we and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 7 and SAT Circular 37 and we may be required to expend valuable resources to comply with SAT Circular 7 and SAT Circular 37 or to establish that we should not be taxed under SAT Circular 7 and SAT Circular 37. See "Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies."

United States Federal Income Tax Considerations

        The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs or ordinary shares in this offering and holds our ADSs or ordinary shares as "capital assets" (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any withholding or information reporting requirements pursuant to sections 1471 through 1474 of the Code, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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  banks and other financial institutions;

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  insurance companies;

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  pension plans;

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  cooperatives;

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  regulated investment companies;

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  real estate investment trusts;

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  broker-dealers;

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  traders that elect to use a mark-to-market method of accounting;

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  certain former U.S. citizens or long-term residents;

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  tax-exempt entities (including private foundations);

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  persons liable for alternative minimum tax;

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  holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

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  investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

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  investors that have a functional currency other than the U.S. dollar;

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  persons that actually or constructively own 10% or more of our stock (by vote or value); or

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  partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities.

all of whom may be subject to tax rules that differ significantly from those discussed below.

        Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

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  an individual who is a citizen or resident of the United States;

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  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

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  an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

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  a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

        If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

        For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

        A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of "passive" income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company's goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

        Although the law in this regard is not entirely clear, we treat our VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it. As a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

        Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based upon our current and projected income and assets, including the expected proceeds from this offering, and projections as to the market price of our ADSs immediately following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account the expected cash proceeds and our anticipated market capitalization immediately following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

        If we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC rules discussed below under "—Passive Foreign Investment Company Rules" generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under "—Passive Foreign Investment Company Rules."

        The discussion below under "—Dividends" and "—Sale or Other Disposition" is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes.

Dividends

        Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a "dividend" for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

        Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gain tax rate applicable to "qualified dividend income," provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law (see "—People's Republic of China Taxation"), we are eligible for the benefit of the United States-PRC income tax treaty (the "Treaty"), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect our ADSs (but not our ordinary shares) will be readily tradeable on an established securities market in the United States. There can be no assurance, however, that our ADSs will be considered readily tradeable on an established securities market in later years.

        In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see "—People's Republic of China Taxation"), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether the ADSs are readily tradeable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph.

        For U.S. foreign tax credit purposes dividends paid on our ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares (see "—People's Republic of China Taxation"). In that case, depending on the U.S. Holder's particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

        A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder's adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income for foreign tax credit purposes. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as foreign income, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same category (generally, the passive category). The rules governing the foreign tax credit are complex. Each U.S. Holder is urged to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

        If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the ADSs or ordinary shares), and (ii) any gain recognized on the sale or other disposition (including, under certain circumstances, a pledge) of ADSs or ordinary shares. Under the PFIC rules:

  •
  the excess distribution or gain will be allocated ratably over the U.S. Holder's holding period for the ADSs or ordinary shares;

  •
  the amount allocated to the current taxable year and any taxable years in the U.S. Holder's holding period prior to the first taxable year in which we are classified as a PFIC (each, a "pre-PFIC year"), will be taxable as ordinary income; and

  •
  the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

        If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiary, our VIE or any of the subsidiaries of our VIE is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiary, our variable interest entity or any of the subsidiaries of our variable interest entity.

        As an alternative to the foregoing rules, a U.S. Holder of "marketable stock" (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder's adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

        The mark-to-market election is available only for "marketable stock," which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. We expect that our ADSs, but not our ordinary shares, will be treated as marketable stock upon their listing on the [New York Stock Exchange/Nasdaq Stock Market]. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

        Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder's indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

        We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

        If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC.

UNDERWRITING

        We[, the selling shareholders] and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the table below. Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and UBS Securities LLC are the representatives of the underwriters.

Underwriters	Number of ADSs
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
UBS Securities LLC
Total

        The underwriters are committed, severally and not jointly, to taking and paying for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

        The underwriters have an option to buy up to an additional            ADSs from our [company/selling shareholders] to cover sales by the underwriters of a greater number of ADSs than the total number set forth in the table above. They may exercise that option for 30 days. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

        The following tables show the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us[and the selling shareholders]. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase            additional ADSs.

Paid by Us

	No Exercise	Full Exercise
Per ADS	$	$
Total	$	$

[Paid by the Selling Shareholders]

	No Exercise	Full Exercise
Per ADS	$	$
Total	$	$

        ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to $            per ADS from the initial public offering price. After the initial offering of the ADSs, the representatives may change the offering price and the other selling terms. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions.

        Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC.

        [We and our officers, directors, all of our shareholders and all holders of our share-based awards, including the selling shareholders], have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their ordinary shares or ADSs or any securities convertible into or exchangeable for our ordinary shares or ADSs during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

        Prior to the offering, there has been no public market for the ADSs. The initial public offering price has been negotiated among the representatives and us. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

        We intend to apply for the listing of our ADSs on the [New York Stock Exchange/Nasdaq Stock Market] under the symbol ".          "

        In connection with the offering, the underwriters may purchase and sell the ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales in accordance with Regulation M under the Exchange Act. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A "covered short position" is a short position that is not greater than the amount of additional ADSs for which the underwriters' option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to cover the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option described above. "Naked" short sales are any short sales that create a short position greater than the amount of additional ADSs for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of the ADSs made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on [New York Stock Exchange/Nasdaq Stock Market], in the over-the-counter market or otherwise.

        We[ and the selling shareholders] estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

        We[ and the selling shareholders] have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, financing, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates may have, from time to time, provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees, commissions and expenses.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may at any time purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

        A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders. Other than the prospectus in electronic format, the information on the underwriters' websites and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

        The address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, NY 10013, United States. The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, NY 10010, United States. The address of J.P. Morgan Securities LLC is 383 Madison Avenue, New York, NY 10179, United States. The address of UBS Securities LLC is 1285 Avenue of The Americas, New York, NY 10019, United States.

[Directed Share Program]

        [At our request, the underwriters have reserved up to          of the ADSs offered by this prospectus (assuming exercise in full by the underwriters of their option to purchase additional ADSs) for sale, at the initial public offering price, to our directors, officers, employees and other individuals associated with us and members of their families. Any sales made through the directed share program will be made by          . We do not know if these persons will choose to purchase all or any portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs available to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus.]

Selling Restrictions

        No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

        This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

        (a)   you confirm and warrant that you are either:

    (i)
    "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

    (ii)
    "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

    (iii)
    person associated with the company under section 708(12) of the Corporations Act; or

    (iv)
    "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act;

        and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance;

        (b)   you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada

        The ADSs may be sold in Canada only to purchasers resident or located in the Provinces of Ontario, Quebec, Alberta and British Columbia, purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts ("NI 33-105"), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

        This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Finance Center

        This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State unless the prospectus has been approved by the competent authority in such Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  •
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  •
  by the underwriters to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

        Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

        For the purposes of this provision, and your representation below, the expression an "offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

        Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

  •
  it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

  •
  in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than "qualified investors" (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

        In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Hong Kong

        The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies (Winding Up and Miscellaneous

Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Israel

        This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and "qualified individuals," each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

Japan

        The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Korea

        The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.

Kuwait

        Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 "Regulating the Negotiation of Securities and Establishment of Investment Funds," its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

        No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission's approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the securities as principal, if the offer is on terms that the securities may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the securities is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

People's Republic of China

        This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC or for the benefit of, legal or natural persons of the PRC except pursuant to applicable laws and regulations of the PRC. Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the ADSs or any beneficial interest therein without obtaining all prior PRC's governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by the issuer and its representatives to observe these restrictions. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Qatar

        In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person's request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia

        This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

        This prospectus or any other offering material relating to our ADSs has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Switzerland

        The ADSs will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

        Neither this prospectus nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the "CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Taiwan

        The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

United Arab Emirates.

        This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs and the underlying shares have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

        The offering, the ADSs, the underlying shares and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

        In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs and the underlying shares may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom

        Each underwriter has represented and agreed that:

          (a)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 ("FSMA") received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

          (b)   it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

 Expenses Related to this Offering

        Set forth below is an itemization of the total expenses, excluding underwriting discounts and commission, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the [New York Stock Exchange/Nasdaq Stock Market] market entry and listing fee, all amounts are estimates.

SEC Registration Fee	US$
FINRA Filing Fee
[NYSE/Nasdaq] Market Entry and Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	US$

LEGAL MATTERS

        We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Kirkland & Ellis International LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the [Class A] ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by Jingtian & Gongcheng and for the underwriters by Haiwen & Partners. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Jingtian & Gongcheng with respect to matters governed by PRC law. Kirkland & Ellis International LLP may rely upon Haiwen & Partners with respect to matters governed by PRC law.

EXPERTS

        The consolidated financial statements of Cloudminds Inc. as of December 31, 2017 and 2018 and for each of the two years in the period ended December 31, 2018, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young Hua Ming LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The offices of Ernst & Young Hua Ming LLP are located at Oriental Plaza, No. 1 East Chang An Avenue, Dong Cheng District, Beijing 100738, the People's Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying [Class A] ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

        Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC's website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

        As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated combined financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders' meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders' meeting received by the depositary from us.

CLOUDMINDS INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Cloudminds Inc.

Opinion on the Financial Statements

        We have audited the accompanying consolidated balance sheets of Cloudminds Inc. (the "Company") as of December 31, 2017 and 2018, the related consolidated statements of comprehensive loss, changes in shareholders' deficit and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Cloudminds Inc. at December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

        These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

        Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company's auditor since 2018
Beijing, the People's Republic of China
April 12, 2019

CLOUDMINDS INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

		As at December 31,
	Notes	2017	2018
		US$	US$
ASSETS
Current assets
Cash and cash equivalents		62,018	17,952
Restricted cash		25	23
Short-term investments		—	675
Accounts receivable, net of allowance of nil as of December 31, 2017 and 2018	4	14,697	10,447
Amounts due from related parties	16	1,885	37,147
Inventories	5	33,039	4,427
Prepayments and other current assets	6	65,695	12,851

Total current assets		177,359	83,522

Non-current assets
Property and equipment, net	7	5,561	7,475
Intangible assets	8	114	1,032
Equity investment		260	202
Restricted cash		40	38
Goodwill	19	—	4,008
Other non-current assets		592	755

Total non-current assets		6,567	13,510

Total assets		183,926	97,032

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' DEFICIT
Current liabilities (including current liabilities of the consolidated VIE without recourse to the primary beneficiary of US$49,679 and US$24,915 as of December 31, 2017 and 2018, respectively):
Bank loan	10	—	691
Accounts payable		46,106	22,740
Accrued expenses and other current liabilities	9	64,830	12,044
Deferred revenue and customer advances	3	902	8,320
Convertible notes	12	5,000	50,000
Warrants	13	67,865	120,508

Total current liabilities		184,703	214,303

Non-current liabilities (including non-current liabilities of the consolidated VIE without recourse to the primary beneficiary of US$2,125 and US$59 as of December 31, 2017 and 2018, respectively):
Other non-current liabilities		2,250	1,657

Total non-current liabilities		2,250	1,657

Total liabilities		186,953	215,960

LIABILITIES AND SHAREHOLDERS' DEFICIT
Commitments and contingencies	21
Mezzanine equity:
Series Seed convertible preferred shares (par value US$0.0001 per share, 58,000,000 shares authorized; 57,542,133 shares issued and outstanding as of December 31, 2017 and 2018)	14	17,547	17,547
Series Seed-1 convertible preferred shares (par value US$0.0001 per share, 9,181,161 shares authorized; 9,181,161 shares issued and outstanding as of December 31, 2017 and 2018)	14	3,127	3,127
Series A convertible preferred shares (par value US$0.0001 per share, 70,690,000 shares authorized; 49,557,076 and 63,621,674 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	14	70,627	89,656
Series A+ convertible preferred shares (par value US$0.0001 per share, 31,470,488 shares authorized; 8,289,347 and 12,312,520 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	14	12,243	18,826

Total mezzanine equity		103,544	129,156

Shareholders' deficit:
Ordinary shares (par value of US$0.0001 per share, 330,658,351 shares authorized; 67,100,001 shares issued and outstanding as of December 31, 2017 and 2018)		7	7
Additional paid-in capital		25	15,048
Accumulated other comprehensive income (loss)	22	207	(3,342)
Accumulated deficit		(106,810)	(263,194)

Total Cloudminds Inc. shareholders' deficit		(106,571)	(251,481)

Non-controlling interests		—	3,397

Total deficit		(106,571)	(248,084)

Total liabilities, mezzanine equity, and shareholders' deficit		183,926	97,032

The accompanying notes are an integral part of the consolidated financial statements.

CLOUDMINDS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

		For the year ended December 31,
	Notes	2017	2018
		US$	US$
Revenue from third parties	3	19,036	120,743
Revenue from related parties	16	201	282

Total revenue		19,237	121,025

Cost of revenues		(19,055)	(114,636)

Gross profit		182	6,389
Operating expenses:
Sales and marketing		(8,470)	(11,455)
General and administrative		(8,410)	(13,308)
Research and development		(22,669)	(54,074)

Total operating expenses		(39,549)	(78,837)

Operating loss		(39,367)	(72,448)
Interest income		311	332
Interest expense		—	(16)
Foreign exchange (loss) gain		(637)	2,730
Changes in fair value of financial instruments		(10,423)	(89,061)
Other income, net		2,372	1,468

Loss before income tax		(47,744)	(156,995)
Income tax benefit	11	—	227

Net loss		(47,744)	(156,768)

Net loss attributable to non-controlling interests		—	(384)

Net loss attributable to Cloudminds Inc.		(47,744)	(156,384)

Net loss per share:
Basic and diluted	17	(0.71)	(2.33)
Shares used in the net loss per share computation:
Basic and diluted		67,100,001	67,100,001
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments		1,489	(3,549)

Comprehensive loss		(46,255)	(160,317)
Comprehensive loss attributable to non-controlling interests		—	(384)

Comprehensive loss attributable to Cloudminds Inc.		(46,255)	(159,933)

The accompanying notes are an integral part of the consolidated financial statements.

CLOUDMINDS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total Cloudminds Inc. shareholders' deficit	Non- controlling interests	Total deficit
		US$	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2017	67,100,001	7	25	(1,282)	(59,066)	(60,316)	—	(60,316)
Consolidated net loss	—	—	—	—	(47,744)	(47,744)	—	(47,744)
Foreign currency translation adjustment	—	—	—	1,489	—	1,489	—	1,489

Balance as of December 31, 2017	67,100,001	7	25	207	(106,810)	(106,571)	—	(106,571)

Consolidated net loss	—	—	—	—	(156,384)	(156,384)	(384)	(156,768)
Foreign currency translation adjustment	—	—	—	(3,549)	—	(3,549)	—	(3,549)
Beneficial conversion feature of Series A and A+ convertible preferred shares (note 14)	—	—	15,762	—	—	15,762	—	15,762
Business acquisition (note 19)	—	—	—	—	—	—	1,436	1,436
Acquisition of non-controlling interests (note 19)	—	—	(739)	—	—	(739)	(31)	(770)
Capital contribution from non-controlling interests of a subsidiary	—	—	—	—	—	—	2,376	2,376

Balance as of December 31, 2018	67,100,001	7	15,048	(3,342)	(263,194)	(251,481)	3,397	(248,084)

The accompanying notes are an integral part of the consolidated financial statements.

CLOUDMINDS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of U.S. dollar ("US$")
except for number of shares and per share data)

		For the year ended December 31,
	Notes	2017	2018
		US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		(47,744)	(156,768)
Adjustments to reconcile net loss to net cash provided by operating activities:
Foreign exchange loss (gain)		637	(2,730)
Deferred income tax		—	(227)
Depreciation of property and equipment		1,061	1,883
Amortization of intangible assets		38	355
Inventory provision		165	416
Other non-cash expenses		84	689
Changes in fair value of warrants		10,204	89,015
Changes in fair value of equity investment		219	46
Changes in operating assets and liabilities:
Inventories		(30,675)	28,226
Accounts receivable		(13,808)	863
Amount due from related parties		(1,829)	(38,306)
Prepayments and other current assets		(61,702)	50,960
Other non-current assets		(477)	(199)
Accounts payable		42,863	(21,052)
Deferred revenue and customer advances		1,042	7,473
Accrued expenses and other current liabilities		61,084	(48,840)
Other non-current liabilities		2,125	(643)

Net cash used in operating activities		(36,713)	(88,839)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from maturities of short-term investments		12,959	—
Purchases of property and equipment		(4,854)	(3,951)
Amounts due from related parties		—	(4,746)
Cash paid for business acquisition (net of cash acquired of nil)	19	—	(1,122)
Purchases of intangible assets		(152)	(353)
Purchases of short-term investments		—	(675)

Net cash generated from (used in) investing activities		7,953	(10,847)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution from non-controlling interests of a subsidiary		—	2,376
Proceeds from bank loan		—	727
Proceeds from convertible preferred shares, net of issuance costs		57,630	—
Proceeds from warrants		21,000	—
Proceeds from convertible notes		5,000	50,000
Acquisition of non-controlling interests		—	(385)
Repayment of bank loan		—	(36)

Net cash generated from financing activities		83,630	52,682

Exchange rate effect on cash, cash equivalents and restricted cash		(707)	2,934

Net increase (decrease) in cash, cash equivalents, and restricted cash		54,163	(44,070)

Cash, cash equivalents and restricted cash at beginning of year		7,920	62,083

Cash, cash equivalents and restricted cash at end of year		62,083	18,013

Supplemental disclosures of cash flow information:
Cash and cash equivalents		62,018	17,952
Restricted cash		65	61
Interest expense paid		—	16
Supplemental disclosures of non-cash information:
Purchase of property and equipment included in accrued expenses and other liabilities		207	111
Proceeds from convertible preferred shares received in advance included in accrued expenses and other liabilities		15,000	—
Proceeds from warrants collected in arrears recorded in prepayments and other current assets		15,000	—
Conversion of convertible notes into Series A convertible preferred shares	12	—	5,000
Conversion of warrants into Series A and Series A+ convertible preferred shares	13	10,240	36,372
Purchase consideration for business acquisition included in accrued expenses and other current liabilities	9	—	1,900
Purchase consideration for acquisition of non-controlling interest included in accrued expenses and other current liabilities	9	—	385

The accompanying notes are an integral part of the consolidated financial statements.

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION

        Cloudminds Inc. (the "Company") is a limited liability company incorporated in the Cayman Islands on March 19, 2015. The Company, its subsidiaries, the variable interest entities, and subsidiaries of the variable interest entities are hereinafter collectively referred to as the "Group". The Group is principally engaged in the provision of cloud robotics products and artificial intelligence ("AI") services (collectively, "Cloud Robot and Services"), smart devices and cloud AI services (collectively, "Cloud AI Solutions"), smart communication device products ("Smart Devices"), and other services. The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its subsidiaries, variable interest entities, and subsidiaries of the variable interest entities, which are located in the People's Republic of China (the "PRC"), Hong Kong ("HK"), and the United States (the "U.S.").

        As of December 31, 2018, the Company's principal subsidiaries, variable interest entities, and subsidiaries of the variable interest entities, are as follows:

Name	Date of establishment	Place of establishment	Percentage of equity interest attributable to Cloudminds Inc.	Principal activities
Subsidiaries:
Cloudminds (Hong Kong) Limited	May 8, 2015	HK	100%	Sale of Smart Devices
Cloudminds Technology Inc.	May 7, 2015	U.S.	100%	Research and development, and marketing services
Cloudminds (Shenzhen) Robotics Systems Co., Ltd. ("Cloudminds Robotics")	September 21, 2015	PRC	100%	Research and development
Cloudminds (Shenzhen) Technologies Co., Ltd.	April 16, 2015	PRC	100%	Research and development
Cloudminds (Beijing) Technologies Co., Ltd.	December 10, 2015	PRC	100%	Research and development, and Cloud Robot and Services
Cloudminds (Chengdu) Technologies Co., Ltd.	December 3, 2015	PRC	100%	Research and development, and Cloud AI Solutions
Variable interest entity ("VIE"):
Cloudminds (Shenzhen) Holdings Co., Ltd. ("Cloudminds Shenzhen")	April 15, 2015	PRC	—	Cloud AI Solutions and Cloud Robot and Services
Subsidiary of the VIE:
Beijing Cloudoptek Technologies	August 22, 2017	PRC	—	Research and development

        To comply with PRC laws and regulations which prohibit foreign control of companies that engage in value-added telecommunication services, the Group primarily conducts its business in the PRC through its VIE, Cloudminds Shenzhen and subsidiary of the VIE (collectively, the "VIE"). The equity interests of the VIE are legally held by PRC shareholders (the "Nominee Shareholders"). Despite the lack of technical majority ownership, the Company has effective control of the VIE through a series of

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

contractual arrangements (the "Contractual Agreements") and a parent-subsidiary relationship exists between the Company and the VIE. Through the Contractual Agreements, the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interests in the VIE to the Company and therefore, the Company has the power to direct the activities of the VIE that most significantly impact its economic performance. The Company also has the ability and obligation to absorb substantially all of the profits and all the expected losses of the VIE that potentially could be significant to the VIE. Based on the above, the Company consolidates the VIE in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification ("ASC") 810, Consolidation ("ASC 810").

        The following is a summary of the Contractual Agreements:

Power of Attorney Agreements

        Pursuant to the power of attorney agreements signed between Cloudminds Robotics, the VIE and the Nominee Shareholders, each Nominee Shareholder has executed a power of attorney to irrevocably authorize Cloudminds Robotics as its attorney-in-fact or any person designated by Cloudminds Robotics to act as his, her or its attorney-in-fact to exercise all of his, her or its rights as a shareholder of the VIE, including, but not limited to, the right to attend shareholders' meetings, vote on any resolution that requires a shareholder vote, such as the appointment of directors, supervisors and officers, as well as the sale, transfer and disposal of all or part of the equity interests owned by such shareholder. The power of attorney agreements remain valid for as long as the Nominee Shareholders remain shareholders of the VIE.

Loan Agreements

        Cloudminds Robotics extended interest free loans with an aggregate amount of RMB10,000,000 (US$1,454) to a majority of the Nominee Shareholders solely for the purposes of capital injection of the VIE. The loan agreements are valid for ten years, and are subject to automatic renewal if mutually agreed by both Cloudminds Robotics and the Nominee Shareholders. The loans must be repaid when the Nominee Shareholders are no longer affiliated with the VIE.

Exclusive Purchase Option Agreement

        Pursuant to the exclusive purchase option agreement between Cloudminds Robotics, the VIE and the Nominee Shareholders, Cloudminds Robotics has an exclusive irrevocable option to purchase, all or part of the equity interests in the VIE, when and to the extent permitted under PRC law, at an amount equal to the VIE's registered capital or the minimum amount of consideration permitted by applicable PRC law, whichever is lower. In addition, the Nominee Shareholders granted Cloudminds Robotics an exclusive right to designate one or more persons to purchase all or part of the equity interests in the VIE. Without the prior written consent of Cloudminds Robotics, the VIE or its Nominee Shareholders may not: (i) amend its articles of association, (ii) increase or decrease the registered capital, (iii) sell otherwise dispose of its assets or beneficial interest, (iv) create or allow any encumbrance on its assets or other beneficial interests, (v) incur, inherit, guarantee any debt except for accounts payable arising from normal or ordinary course of business rather than through borrowings, (vi) extend any loans to third parties, (vii) enter into any material contracts (except those contracts entered into in the ordinary

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

Exclusive Purchase Option Agreement (Continued)

course of business), (viii) merge with or acquire any other persons or make any investments, or (ix) distribute dividends to its shareholders. Any proceeds received by the Nominee Shareholders from the exercise of the option, distribution of profits or dividends, shall be remitted to Cloudminds Robotics or its designated person(s), to the extent permitted under PRC laws. The exclusive purchase option agreement will terminate when the Nominee Shareholders transfer all of their equity interests in the VIE to Cloudminds Robotics or its designated person(s).

Exclusive Consulting and Services Agreement

        Pursuant to the exclusive consulting and services agreement between Cloudminds Robotics and the VIE, Cloudminds Robotics has the sole and exclusive right to provide to the VIE technology support, consulting services and other services. Without the prior written consent of Cloudminds Robotics, the VIE may not directly or indirectly accept any services subject to this exclusive consulting and services agreement from any third party, while Cloudminds Robotics has the right to designate any party to provide such services. The VIE will pay Cloudminds Robotics a service fee periodically, and any adjustment to the service fees require unanimous consent of both the VIE and Cloudminds Robotics. Cloudminds Robotics has the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive consulting and services agreement to the extent permitted by applicable PRC law. Cloudminds Robotics commits to provide unlimited financial support to the VIE, to the extent permissible under PRC laws, to ensure that the cash flow requirements of the VIE's daily operations are met and/or to set off any losses that may be incurred, whether or not the VIE actually incurs any such operational loss. The exclusive consulting and services agreement will continuously remain effective unless terminated by Cloudminds Robotics at its sole discretion.

Equity Pledge Agreement

        Pursuant to the equity pledge agreement between Cloudminds Robotics, the VIE and the Nominee Shareholders, the Nominee Shareholders have pledged all of their equity interests in the VIE to Cloudminds Robotics to guarantee performance of their obligations under the Contractual Agreements described above. During the term of the equity pledge agreement, Cloudminds Robotics has the right to receive all of the VIE's dividends and profits distributed on the pledged equity. In the event of a breach by the VIE or any of its Nominee Shareholders of the contractual obligations under the equity pledge agreement, Cloudminds Robotics, as pledgee, will have the right to dispose of the pledged equity interests in the VIE and will have priority in receiving the proceeds from such disposal. The VIE and their Nominee Shareholders undertake that, without the prior written consent of Cloudminds Robotics, they will not transfer, or create or allow any encumbrance on the pledged equity interests. The equity pledge agreement will be in effect permanently until the VIE and the Nominee Shareholders have fulfilled all the obligations under these Contractual Agreements.

Spousal Consent Letters

        The spouses of a majority of the Nominee Shareholders signed a spousal consent letter acknowledging that certain equity interests in the VIE held by and registered under the name of the

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

respective Nominee Shareholders will be disposed pursuant to the relevant Contractual Agreements. These spouses agreed not to assert any rights over the equity interest in the VIE held by their respective spouses.

        Through the design of the Contractual Agreements, the nominee shareholders of the VIE effectively assigned their full voting rights to Cloudminds Robotics, which gives Cloudminds Robotics the power to direct the activities that most significantly impact the VIE's economic performance. In addition, Cloudminds Robotics is entitled to substantially all of the economic benefits and will absorb all the losses from the VIE. As a result of these Contractual Agreements, Cloudminds Robotics is determined to be the primary beneficiary of the VIE.

        In March 2019, the Contractual Agreements were supplemented by the following terms:

  a)
  Power of Attorney Agreements

  •
  The Nominee Shareholders irrevocably authorized the Company as its attorney-in-fact or any person designated by the Company to act as his, her or its attorney-in-fact to exercise all of his, her or its rights as a shareholder of the VIE.

  b)
  Loan Agreements

  •
  The loans are only repayable by the Nominee Shareholders through a transfer of his or her equity interests in the VIE to Cloudminds Robotics or its designated party unless the Nominee Shareholders are in breach of the agreement, in which Cloudminds Robotics can request immediate repayment of the loans;

  •
  The loan agreements remain valid for as long as the Nominee Shareholders remain shareholders of the VIE.

  c)
  Exclusive Purchase Option Agreement

  •
  The Company commits to provide unlimited financial support to the VIE, to the extent permissible under PRC laws, to ensure that the cash flow requirements of the VIE's daily operations are met and/or to set off any losses that may be incurred, whether or not the VIE actually incurs any such operational loss. The Company will not request repayment if the VIE is unable to do so;

  •
  The Company, at its sole discretion, has the right to decide whether the option and other rights granted under the agreement will be exercised by the Company, or its designated party.

  •
  The Company may terminate the exclusive purchase option agreement at its sole discretion, whereas under no circumstances may the VIE or its Nominee Shareholders terminate this agreement.

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

  d)
  Exclusive Consulting and Service Agreement

  •
  The VIE agrees to pay Cloudminds Robotics a service fee periodically, and Cloudminds Robotics has the right to unilaterally adjust the amount of the service fee.

        As a result, the power and the rights pursuant to the power of attorney agreements have since been effectively reassigned to the Company which has the power to direct the activities of the VIE that most significantly impact the VIE's economic performance. The Company is also obligated to absorb the expected losses of the VIE through the financial support as described above. The Company and Cloudminds Robotics, as a group of related parties, have held all of the variable interests of the VIE. The Company has been determined to be most closely associated with the VIE within the group of related parties and has replaced Cloudminds Robotics as the primary beneficiary of the VIE since March 2019. As the VIE was subject to indirect control by the Company through Cloudminds Robotics immediately before and direct control immediately after the Contractual Agreements were supplemented, the change of the primary beneficiary of the VIE was accounted for as a common control transaction based on the carrying amount of the net assets transferred.

        In the opinion of the Company's PRC legal counsel, (i) the ownership structure relating to the VIE complies with current PRC laws and regulations; and (ii) the Company and Cloudminds Robotics' Contractual Agreements with the VIE and its Nominee Shareholders are valid, binding and enforceable on all parties to these Contractual Agreements and do not violate current PRC laws or regulations.

        However, uncertainties in the PRC legal system could cause the Company's current ownership structure to be found in violation of any existing and/or future PRC laws or regulations and could limit the Company's ability to enforce its rights under these contractual arrangements. Furthermore, the VIE's shareholders may have interests that are different with those of the Company, which could potentially increase the risk that they would seek to act in contrary to the terms of the aforementioned agreements. ln addition, if the current structure or any of the contractual arrangements were found to be in violation of any existing or future PRC law, the Company may be subject to penalties, including but not be limited to: the cancelation or revocation of the Company's business and operating licenses, being required to restructure the Company's operations or discontinue the Company's operating activities. The imposition of any of these or other penalties may result in a material and adverse effect on the Company's ability to conduct its operations. As a result, the Company may not be able to operate or control the VlE, which may result in deconsolidation of the VlE.

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

        The following table sets forth the assets, liabilities, results of operations and cash flows of the VIE included in the Company's consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows:

	As at December 31,
	2017	2018
	US$	US$
Current assets
Cash and cash equivalents	17,763	10,398
Restricted cash	25	23
Short-term investments	—	675
Accounts receivable, net of allowance of nil as of
December 31, 2017 and 2018	12,853	9,748
Amounts due from subsidiaries of the Group	468	58,867
Amounts due from related parties	1,883	32,773
Inventories	33,039	3,677
Prepayments and other current assets	6,050	8,608

Total current assets	72,081	124,769

Non-current assets
Property and equipment, net	4,694	1,035
Intangible assets	114	232
Equity investment	260	—
Restricted cash	40	38
Other non-current assets	266	120

Total non-current assets	5,374	1,425

Total assets	77,455	126,194

Current liabilities
Bank loan	—	691
Accounts payable	44,093	21,728
Accrued expenses and other current liabilities	4,684	1,470
Deferred revenue and customer advances	902	1,026
Amounts due to subsidiaries of the Group	11,786	82,687

Total current liabilities	61,465	107,602

Non-current liabilities
Other non-current liabilities	2,125	59

Total non-current liabilities	2,125	59

Total liabilities	63,590	107,661

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

	For the year ended December 31,
	2017	2018
	US$	US$
Revenue	30,828	115,377
Net loss	(17,282)	(17,446)
Net cash used in operating activities	(14,288)	(18,587)
Net cash generated from (used in) investing activities	8,306	(2,470)
Net cash generated from financing activities	21,000	13,878

        The revenue-producing assets that are held by the VIE comprise mainly of computers and network equipment. The VIE contributed an aggregate of 89% and 58% of the Group's consolidated revenue for the years ended December 31, 2017 and 2018, respectively, after elimination of inter-entity transactions.

        As of December 31, 2018, there was no pledge or collateralization of the VIE's assets that can only be used to settle obligations of the VIE. Other than the amounts due to subsidiaries of the Group (which are eliminated upon consolidation), all remaining liabilities of the VIE are without recourse to the Company. The Company did not provide or intend to provide financial or other supports not previously contractually required to the VIE during the years presented.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

        The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").

Principles of Consolidation

        The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries, and VIE for which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

Going Concern

        The Group has adopted Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 205-40, Presentation of Financial Statements—Going Concern, which requires that management evaluate whether there are relevant conditions and events that, in the aggregate, raise substantial doubt about the entity's ability to continue as a going concern and to meet its obligations as they become due within one year after the date that the consolidated financial statements are issued.

        The Group's consolidated financial statements have been prepared in accordance with U.S. GAAP on a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the consolidated financial statements. As of December 31, 2018, the Group had an accumulated deficit and net current liabilities

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Going Concern(Continued)

amounting to US$263,194 and US$130,781, respectively. The Group incurred net loss of US$156,768 and net cash used in operations of US$88,839, respectively, for the year ended December 31, 2018. The Group has primarily funded these losses through revenue generated from contracts with customers, and issuance of debt and equity securities. As of December 31, 2018, the Group had US$17,952 of cash and cash equivalents on hand.

        The Group's net current liabilities as of December 31, 2018 include warrants amounting to US$120,508, which do not contain any cash settlement clauses and can only be convertible into the Company's equity securities (note 13). In addition, the Group has unused credit facilities amounting to US$6,000 as of December 31, 2018 (note 10). In June 2018 and early March 2019, the Company issued Series B convertible notes to certain investors ("Series B Noteholders") amounting to US$50,000 and US$40,000, respectively, to facilitate the closing of the Series B convertible preferred shares ("Series B Qualified Financing"). The Company subsequently entered into definitive agreements with certain investors (including the Series B Noteholders) to issue Series B convertible preferred shares for US$174,050 in March 2019. As a result, the outstanding Series B convertible notes included in current liabilities as of December 31, 2018 amounting to US$40,000 will be converted into the Company's Series B convertible preferred shares upon completion of the Series B Qualified Financing.

        Based on the above, management believes that the going concern basis of preparation is supported. Therefore, the consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Group be unable to continue as a going concern.

Use of estimates

        The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group's consolidated financial statements include, but are not limited to, allowance for doubtful accounts for accounts receivable and contract assets, provision of inventory obsolescence and slow-moving items, standalone selling prices of performance obligations in revenue contracts, the purchase price allocation with respect to business combinations, impairment of long-lived assets and goodwill, and the fair value of financial instruments. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

Foreign currency

        The Group's financial information is presented in U.S. dollars. The functional currency of the Company is U.S. dollars. The functional currency of the Company's subsidiaries in the U.S. and HK is U.S. dollars. The functional currency of the Company's subsidiaries and VIE located in the PRC is

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currency(Continued)

Renminbi ("RMB"). Transactions by the Company's PRC subsidiaries and VIE, which are denominated in currencies other than RMB are remeasured into RMB at the exchange rate quoted by the People's Bank of China ("PBOC") prevailing at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than RMB are included in the consolidated statements of comprehensive loss as exchange gains or losses. The consolidated financial statements of the Company's PRC subsidiaries and VIE have been translated into U.S. dollars in accordance with ASC 830, Foreign Currency Matters. The PRC subsidiaries' and VIE's financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Translation differences are recorded in "accumulated other comprehensive income (loss)", a component of shareholders' deficit.

Cash and cash equivalents

        Cash and cash equivalents consist of cash on hand, money market fund, and highly liquid investments placed with banks which are unrestricted as to withdrawal and use and have original maturities of less than three months.

Restricted cash

        Restricted cash primarily represents security deposits held in designated bank accounts required by the Group's counterparties.

Accounts receivable, and allowance for doubtful accounts

        Accounts receivable are carried at net realizable value. An allowance for doubtful accounts is recorded when collection of the full amount is no longer probable. In evaluating the collectability of receivable balances, the Group considers specific evidence including the aging of the receivable, the customer's payment history, its current credit-worthiness and current economic trends. Accounts receivable are written off after all collection efforts have ceased.

Short-term investments

        Short-term investments include investments in financial instruments with a variable interest rate indexed to performance of underlying assets. The short-term investments are recorded at fair value based on quoted prices of similar products provided by banks at the end of each period, with unrealized gain or loss recorded in the consolidated statements of comprehensive loss. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. Unrealized gains were immaterial for the year ended December 31, 2018.

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equity investment

        The Group's equity investment is a long-term investment in an unlisted company in the PRC. The Group has elected the fair value option for the equity investment at inception as the Group determined that the fair value of this investment better represents the value of the underlying assets. Such election is irrevocable, and can be applied to financial assets on an individual basis at initial recognition. Any changes in fair value are recognized in earnings in the consolidated statements of comprehensive loss.

Fair value measurements

        Financial instruments of the Group primarily include cash and cash equivalents, short-term investments, accounts receivable, contract assets, bank loan, accounts payable, amounts due from related parties, equity investment, convertible notes, convertible preferred shares, and warrants. The short-term investments and equity investment are measured at fair value. The warrants are recorded at fair value as determined on the respective issuance dates and subsequently adjusted to the fair value at each reporting date. The convertible preferred shares were initially recorded at issue price net of issuance costs. The Company determined the fair values of the equity investment and warrants with the assistance of an independent third party valuation firm. The Company applies ASC 820, Fair Value Measurements and Disclosures ("ASC 820"), in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. The short-term investments are recorded at fair value based on quoted prices of similar products provided by banks at the end of each period. The carrying values of the remaining financial instruments approximate their fair values due to their short-term maturities.

        ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

        Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

        Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

        Level 3—Unobservable inputs which are supported by little or no market activity.

        ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value measurements(Continued)

        Assets and liabilities measured at fair value on a recurring basis as of December 31, 2017 are summarized below:

	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	US$	US$	US$
Equity investment	—	—	260
Warrants (note 13)	—	—	67,865

        Assets and liabilities measured at fair value on a recurring basis as of December 31, 2018 are summarized below:

	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	US$	US$	US$
Short-term investments	—	675	—
Equity investment	—	—	202
Warrants (note 13)	—	—	120,508

        The Company has measured the equity investment in a PRC company, and warrants at fair values on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2017 and 2018. The significant unobservable inputs used in the fair value measurement and the corresponding impacts to the fair values are presented below:

			Estimation
Financial instrument	Valuation techniques	Unobservable inputs	2017	2018
Equity investment	Market approach- guideline company method and Equity allocation model	Volatility for equity allocation Discount for lack of marketability IPO probability	56.20% 17.00% 20%	58.06% 18.00% 15%
Warrants	Black-Scholes option pricing model	Volatility for Black-Scholes option pricing model	55.04% - 63.42%	54.42% - 58.88%

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value measurements(Continued)

        The following table presents a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2017 and 2018.

Equity investment
US$
Balance as of December 31, 2016	457
Recognized during the year	—
Unrealized loss	(197)
Settlement	—

Balance as of December 31, 2017	260

Recognized during the year	—
Unrealized loss	(58)
Settlement	—

Balance as of December 31, 2018	202

The amount of total loss for the year ended December 31, 2017 included in losses	(197)

The amount of total loss for the year ended December 31, 2018 included in losses	(58)

Warrants
US$
Balance as of December 31, 2016	(61,901)
Recognized during the year (note 13)	(6,000)
Unrealized loss	(10,204)
Settlement (note 13)	10,240

Balance as of December 31, 2017	(67,865)

Recognized during the year	—
Unrealized loss	(89,015)
Settlement (note 13)	36,372

Balance as of December 31, 2018	(120,508)

The amount of total loss for the year ended December 31, 2017 included in losses	(10,204)

The amount of total loss for the year ended December 31, 2018 included in losses	(89,015)

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value measurements(Continued)

        Unrealized losses for the years ended December 31, 2017 and 2018 was recorded as "changes in fair value of financial instruments" in the consolidated statements of comprehensive loss.

Inventories

        Inventories are raw materials and finished goods which are stated at the lower of cost or net realizable value. Cost is determined using the moving average method. Adjustments to reduce the cost of inventory to its net realizable value are made, if required, for decreases in sales price, obsolescence, or similar reductions in the estimated net realizable value; and are recorded in cost of sales.

Property and equipment, net

        Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life
Furniture and fixtures	5 years
Machinery and network equipment	5 years
Computers	3 years
Purchased software	2 - 5 years
Leasehold improvements	Lesser of useful life or lease term

        Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

        Direct costs that are related to the construction of property and equipment, and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment, and the depreciation of these assets commences when the assets are ready for their intended use.

Intangible assets, net

        Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets with finite useful lives are amortized using a straight-line method of amortization that reflects the estimated pattern in which the economic benefits of the intangible asset are to be consumed. The estimated useful life for the intangible assets is as follows:

Category	Estimated Useful Life
Licenses	2 years
Patented technology (note 19)	5 years

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible assets, net(Continued)

        Licenses mainly include the licenses to use certain intellectual properties purchased from third parties. Licenses are carried at amortized cost.

Impairment of long-lived assets other than goodwill

        The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. For all periods presented, there was no impairment of any of the Group's long-lived assets.

Segment reporting

        In accordance with ASC 280-10, Segment Reporting: Overall, the Group's chief operating decision maker ("CODM") has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one operating segment. The Group does not distinguish between markets or segments for purposes of internal reporting. A majority of the Group's revenues for the years ended December 31, 2017 and 2018 were generated from the PRC. As of December 31, 2017 and 2018, a majority of the long-lived assets of the Group are located in the PRC, and therefore, no geographical segments are presented.

Business combinations

        The Company accounts for its business combinations using the purchase method of accounting in accordance with ASC 805, Business Combinations. The purchase method accounting requires that the consideration transferred be allocated to the assets, including separately identifiable assets and liabilities we acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Business combinations(Continued)

        The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the related activity's current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Goodwill

        In accordance with ASC 350, Intangibles—Goodwill and Other ("ASC 350"), the Company assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. As of December 31, 2018, the Company had one single reporting unit which is also its only operating segment. The Group's goodwill as of December 31, 2018 represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquisition (note 19) of a PRC company, INNFOS (Beijing) Technology Co. ("INNFOS"). Goodwill was allocated to the one reporting unit as of December 31, 2018. Under ASC 350, goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. In accordance to Accounting Standards Update ("ASU") No. 2011-08 ("ASU 2011-08"), Intangibles—Goodwill and Other, the Group can elect to perform a qualitative assessment to determine whether the two-step impairment testing on goodwill is necessary. The Company has early adopted ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment ("ASU 2017-04"), pursuant to which the Group will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a goodwill allocated to the reporting unit's carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. No impairment of goodwill was recorded in the year ended December 31, 2018.

Revenue recognition

        In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers ("ASC 606"), which replaces numerous requirements in U.S. GAAP, including industry-specific requirements, and provides companies with a single revenue recognition model for recognizing revenue from contracts with customers. The core principle of the new standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The two permitted transition methods under the new standard are the full retrospective method, in which case the standard would be applied to each prior reporting period presented and the cumulative effect of applying the standard would be recognized at the earliest period shown, or the modified retrospective method, in which case the cumulative effect of applying the standard would be recognized at the date of initial application. In July 2015, the FASB approved the deferral of the new standard's

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition(Continued)

effective date by one year. The new standard is effective for annual reporting periods beginning after December 15, 2017. The FASB permits companies to adopt the new standard early, but not before the original effective date of annual reporting periods beginning after December 15, 2016.

        Effective January 1, 2017, the Group elected to adopt the requirements of ASC 606 using the full retrospective method. The Group applies the five-step model outlined in ASC 606. The Group accounts for a contract when it has approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

        Revenue is allocated to each performance obligation based on its standalone selling price. The Group generally determines standalone selling prices based on observable prices. If the standalone selling price is not observable through past transactions, the Group estimates the standalone selling price based on multiple factors, including, but not limited to, historical discounting trends for products and services, gross margin objectives, internal costs, and industry technology lifecycles. Timing of revenue recognition may differ from the timing of invoicing to customers. For certain revenue contracts customers are required to pay before the products or services are delivered to the customer. The Group recognizes a contract asset or a contract liability in the consolidated balance sheets, depending on the relationship between the entity's performance and the customer's payment. Contract liabilities represents the excess of payments received as compared to the consideration earned and is reflected in "deferred revenue and customer advances" in the Group's consolidated balance sheets. Contract assets primarily relate to the Group's rights to consideration for work completed in relation to its services performed but not billed at the reporting date, and is reflected in "prepayments and other current assets" in the Group's consolidated balance sheets. The contract assets are transferred to the receivables when the rights become unconditional. Using the practical expedient in ASC 606, the Group does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will be one year or less. Pursuant to ASC 606-10-32-2A, the Group also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price. Therefore, revenues are recognized net of value added taxes ("VAT") and surcharges.

Cloud Robot and Services

        The Group sells a range of robot products that are embedded with corresponding end-to-end cloud AI operating systems and processing services. The end-to-end cloud AI operating systems and processing services (collectively, "Cloud Services") are not distinct within the context of the contract because they are considered highly interdependent and the customer can only benefit from these services in conjunction with one another as a two-way dependency exists. Further, these services are not sold separately and would not be purchased/consumed by the customer on a standalone basis. Therefore, the arrangement has two performance obligations, the robot and the Cloud Services. Revenue allocated to the robots is recognized at the point in time when control transfers to the customer, which generally occurs upon delivery. Cloud Services revenue is recognized over time because the customer simultaneously receives and consumes the benefits as the Group performs throughout a fixed contract term.

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cloud AI Solutions

        The Group sells a range of smart devices that are embedded with corresponding end-to-end cloud AI operating systems and processing solutions. The end-to-end cloud operating systems and processing services (collectively, "Solutions") are not distinct within the context of the contract because they are considered highly interdependent and the customer can only benefit from these services in conjunction with one another as a two-way dependency exists. Further, these services are not sold separately and would not be purchased/consumed by the customer on a standalone basis. Therefore, the arrangement has two performance obligations, the smart device and the Solutions. Revenue allocated to the smart device is recognized at the point in time when control transfers to the customer, which generally occurs upon delivery. Solutions' revenue is recognized over time because the customer simultaneously receives and consumes the benefits as the Group performs throughout a fixed contract term.

Smart Devices

        The Group sells a range of smart devices ("Smart Devices"). Smart Devices revenue contracts consist of only one performance obligation. Revenue is recognized at the point in time when control transfers to the customer, which generally occurs upon delivery.

Others

        Others includes services ancillary to the Group's other revenue streams, primarily cloud and network services. Cloud and network service income is recognized over time because the customer simultaneously benefits from the services as they are performed.

Cost of revenues

        Cost of revenues includes procurement, manufacturing and distribution costs for products sold, costs incurred to support and maintain cloud-based AI services, royalties, warranty costs, inventory valuation adjustments, salaries and benefits for employees directly involved in revenue generation activities, and other expenses directly attributable to the provision of services.

Warranty reserves

        The Group generally offers a basic assurance warranty for a period ranging from one to two years on most of its hardware products. The Group does not offer service-type warranties. Warranty on the Group's hardware products is, for the most part, covered by the suppliers' back-to-back warranty and thus, the Group is entitled to have the suppliers replace or repair the faulty parts. To the extent that its hardware products are not covered by the former, the limited remaining warranty costs are recognized as part of the Group's cost of sales based on associated material costs, logistics and other costs at the time revenue is recognized. Material costs are estimated primarily based upon the historical costs to repair or replace product returns within the warranty period. Logistics and other costs are estimated primarily based upon historical trends in the cost to support customer cases within the warranty period.

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Research and development

        Research and development expenses primarily consist of salaries and benefits for research and development personnel, and third party service provider costs. The Group expenses research and development costs as they are incurred.

Advertising expenditures

        Advertising costs are expensed when incurred and are included in sales and marketing expenses in the consolidated statements of comprehensive loss. For the years ended December 31, 2017 and 2018, the advertising expenses were approximately US$955 and US$889, respectively.

Government subsidies

        Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. For the government subsidies with non-operating nature and with no further conditions to be met, the amounts are recorded as non-operating income in "Other income, net" when received. The remaining government grants are related to the acquisition of assets. The grants are recorded as "deferred government grants" included in the accrued expenses and other current liabilities line item in the consolidated balance sheets when received, and recognized as other income in the Group's consolidated statements of comprehensive loss on a straight-line basis over the estimated useful lives of the related assets.

Leases

        Leases are classified at the inception date as either a capital lease or an operating lease. A lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property's estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over their respective lease term. The Group leases certain office space, and network equipment under non-cancelable operating leases. Certain lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rent expense to be recorded over the lease term.

Non-controlling interests

        For certain subsidiaries, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Consolidated net loss on the consolidated statements of comprehensive loss includes the net loss attributable to non-controlling

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Non-controlling interests(Continued)

interests. The cumulative results of operations attributable to non-controlling interests are recorded as "non-controlling interests" in the Group's consolidated balance sheets.

Comprehensive income (loss)

        Comprehensive income (loss) is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group's comprehensive loss includes net income and foreign currency translation adjustments, and is presented in the consolidated statements of comprehensive loss.

Income taxes

        The Group follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes ("ASC 740"). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

        The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expense.

        In accordance with the provisions of ASC 740, the Group recognizes in its consolidated financial statements the impact of a tax position if a tax return position or future tax position is "more likely than not" to prevail based on the facts and technical merits of the position. Tax positions that meet the "more likely than not" recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group's estimated liability for unrecognized tax benefits, if any, will be recorded in the "other non-current liabilities" in the accompanying consolidated financial statements is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from the Group's estimates. As each audit is concluded, adjustments, if any, are recorded in the Group's consolidated financial statements. Additionally, in future periods, changes in

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes(Continued)

facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Share-based compensation

Awards granted to employees

        The Group applies ASC 718, Compensation—Stock Compensation ("ASC 718"), to account for its employee share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or equity award. All the Group's share-based awards to employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values.

Awards granted to non-employees

        The Group has accounted for equity instruments issued to non-employees in accordance with the provisions ASC 505-50, Equity-based Payments to Non-employees. All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty's performance is completed as there is no associated performance commitment. The expense is recognized in the same manner as if the Group had paid cash for the services provided by the non-employees.

        The Group uses the accelerated method for all awards granted with graded vesting based on performance conditions. The Group has early adopted ASU 2016-09, Compensation—Stock Compensation (Topic 18), Improvements to Employee Share-Based Payment Accounting on January 1, 2016 and elected to account for forfeitures as they occur. The Group, with the assistance of an independent third party valuation firm determined the fair value of the stock options, and restricted share units ("RSUs") granted to employees and non-employees. The binomial option pricing model was applied in determining the estimated fair value of the options granted to employees and non-employees.

Loss per share

        In accordance with ASC 260, Earnings Per Share, basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on their participating rights. The Company's convertible preferred shares are participating securities. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. For the periods presented herein, the computation of

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss per share(Continued)

basic loss per share using the two-class method is not applicable as the Company is in a net loss position and the participating securities do not have contractual rights and obligations to share in the losses of the Company.

        Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the Company's convertible preferred shares, convertible notes and warrants using the if-converted method; and ordinary shares issuable upon the exercise of share options and vesting of RSUs, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted per share if their effects would be anti-dilutive. Share options and RSUs with performance conditions are considered contingently issuable shares and are included in the computation of diluted loss per share to the extent that the performance conditions are met such that the ordinary shares will be issued at the end of the reporting period, assuming it was the end of the contingency period.

Unaudited pro forma shareholders' deficit and loss per share

        Pursuant to the Company's memorandum and articles of association, upon the completion of a public offering pursuant to a registration statement under the Securities Act of 1933, the public offering price of which is not less than two times the original Series A+ convertible preferred shares issue price, and US$30,000 in the aggregate ("Qualified IPO"), the outstanding convertible preferred shares will automatically be converted into ordinary shares. In addition, the Company will recognize a one-time share based compensation expense upon the satisfaction of the performance condition of a public offering pursuant to an effective registration statement on an established national or foreign securities exchange covering the offer and sale by the Company of its equity securities ("IPO") for the vested options and RSUs. Unaudited pro forma shareholders' deficit as of December 31, 2018, as adjusted for the assumed conversion of the convertible preferred shares and its corresponding reclassification from mezzanine equity to shareholders' deficit, and one-time share based compensation expense reflected in additional paid-in capital, is set forth on the consolidated balance sheets.

        The unaudited pro forma net loss per ordinary share is computed using the weighted-average number of ordinary shares outstanding as of December 31, 2018, and the assumed conversion of all of the Company's convertible preferred shares into ordinary shares upon the closing of the Company's Qualified IPO, as if it had occurred on January 1, 2018.

Employee benefit expenses

        All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees' salaries. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Employee benefit expenses (Continued)

and the pension liability to be paid to these employees and the Group's obligations are limited to the amounts contributed. The Group has no further payment obligations once the contributions have been paid. The Group recorded employee benefit expenses of US$3,637 and US$8,259 for the years ended December 31, 2017 and 2018, respectively.

Concentration of risks

Concentration of credit risk

        Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term investments, and accounts receivable. The Group expects that there is no significant credit risk associated with cash and cash equivalents and short-term investments, which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, and the VIE are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

        Accounts receivable are typically unsecured and are derived from revenues earned from reputable customers. As of December 31, 2017 and 2018, the Company had two customers and one customer, respectively, with a receivable balance exceeding 10% of the total accounts receivable balance. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Business, customer, political, social and economic risks

        The Group participates in a dynamic industry and competitive high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group's future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to existing competitors; and new trends in new technologies and industry standards; control of telecommunication infrastructures by local regulators and industry standards; changes in certain strategic relationships or customer relationships; regulatory considerations; and risks associated with the Group's ability to attract and retain employees necessary to support its growth. The Group's operations could be adversely affected by significant political, economic and social uncertainties in the PRC.

        One customer accounted for 75% of total revenues during the year ended December 31, 2017, and six customers accounted for 26%, 18%, 16%, 15%, 11% and 11%, respectively, of total revenues during the year ended December 31, 2018. One supplier and four suppliers accounted for more than 10% of cost of revenues during the years ended December 31, 2017 and 2018, respectively.

Interest rate risk

        The Group is exposed to interest rate risk related to its outstanding bank loan. The interest rate of the bank loan was mainly based on the one year PBOC benchmark interest rate and a pre-determined margin. A hypothetical 1% increase or decrease in annual interest rates would increase or decrease interest expense by approximately US$7 per year based on the outstanding bank loan balance at December 31, 2018.

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of risks (Continued)

Currency convertibility risk

        The Group transacts a majority of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the PBOC. However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers' invoices, shipping documents and signed contracts. Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

Foreign currency exchange rate risk

        From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was depreciation of approximately 5.5%, and appreciation of approximately 6.8% during the years ended December 31, 2018 and 2017, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

        To the extent that the Group needs to convert U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Group would receive from the conversion. Conversely, if the Group decides to convert RMB into U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Group. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Group's earnings or losses.

Recent accounting pronouncements

        As the Group has less than US$1,070,000 in revenue for the last fiscal year, it qualifies as an "emerging growth company" pursuant to the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include a provision that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. The Group will take advantage of the extended transition period.

        In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"). ASU 2016-02 modifies existing guidance for off-balance sheet treatment of a lessees' operating leases by requiring lessees to recognize lease assets and lease liabilities. Under ASU 2016-02, lessor

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent accounting pronouncements(Continued)

accounting is largely unchanged. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Group will adopt ASU 2016-02 on January 1, 2020 using the modified retrospective method and will not restate comparable periods. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance. The Group currently believes the most significant change will be related to the recognition of right-of-use assets and operating lease liabilities on the consolidated balance sheets upon adoption, which will increase total assets and liabilities.

        In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses ("ASU 2016-13"). The amendments in ASU 2016-13 update guidance on reporting credit losses for financial assets. These amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. For public business entities that are U.S. SEC filers, ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

        In February 2018, the FASB issued ASU 2018-2, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This update allows companies the option to reclassify to retained earnings the tax effects related to items in accumulated other comprehensive income (loss) as a result of the Tax Cuts and Jobs Act that was enacted in the United States on December 22, 2017. This update is effective in fiscal years, including interim periods, beginning after December 15, 2018, and early adoption is permitted. This guidance should be applied either in the period of adoption or retrospectively to each period in which the effects of the change in the U.S. federal income tax rate in the Tax Cuts and Jobs Act is recognized. The Group does not expect this guidance to have a material impact on the Group's consolidated financial statements.

        In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting to simplify the accounting for share-based payments to nonemployees ("ASU 2018-07") by aligning it with the accounting for share-based payments to employees, with certain exceptions. Under the guidance, the measurement of equity-classified nonemployee awards will be fixed at the grant date, which may lower their cost and reduce volatility in the income statement. This update is effective for annual periods beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. Early adoption is permitted, including in an interim period. The Group will adopt ASU 2018-07 on January 1, 2020. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

        In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The update eliminates, modifies, and adds certain disclosure requirements for fair value measurements. This update is effective in fiscal years, including interim periods, beginning after December 15, 2019, and early adoption is

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent accounting pronouncements(Continued)

permitted. The added disclosure requirements and the modified disclosure on the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented. All other changes to disclosure requirements in this update should be applied retrospectively to all periods presented upon their effective date. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

        In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This update requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. This update is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted, including adoption in any interim period. The Group will adopt ASU 2018-15 on January 1, 2021. This guidance should be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

3. REVENUE

        The following table presents the Group's revenues from contracts with customers disaggregated by material revenue category:

	For the year ended December 31,
	2017	2018
	US$	US$
Cloud Robot and Services:
Revenue from products recognized at a point in time	—	14,399
Revenue from services recognized over time	25	259

	25	14,658

Cloud AI Solutions:
Revenue from products recognized at a point in time	14,293	72,415
Revenue from services recognized over time	1	192

	14,294	72,607

Smart Devices recognized at a point in time	970	32,641
Others:
Revenue from services recognized over time	3,747	837

Revenue from third parties	19,036	120,743

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

3. REVENUE (Continued)

        The transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at December 31, 2018 are related to Cloud Services and Solutions, which are as follows:

US$
Within one year	344
More than one year	114

458

Contract Balances

        Contract assets primarily relate to the Group's rights to consideration for work completed in relation to its services performed but not billed at the reporting date. For both periods presented, there was no impairment of the Group's contract assets. The contract assets are transferred to accounts receivable when the rights become unconditional. Contract liabilities relate to contracts where the Group received payments but has not yet satisfied the related performance obligations. The advance consideration received from customers for the services is a contract liability until services are provided to the customer.

        The following table provides information about contract assets and liabilities from contracts with customers:

	As at December 31,
	2017	2018
	US$	US$
Contract assets (Note 6)	443	706
Deferred revenue and customer advances	902	8,320

        The increase in deferred revenue and customer advances as compared to the year ended December 31, 2017 is a result of the increase in consideration received from the Group's customers.

	For the year ended December 31,
	2017	2018
	US$	US$
Revenue recognized from amounts included in contract liabilities at the beginning of the period	—	446

4. ACCOUNTS RECEIVABLE

	December 31, 2017	December 31, 2018
	US$	US$
Accounts receivable	14,697	10,447
Allowance for doubtful accounts	—	—

	14,697	10,447

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

5. INVENTORIES

	December 31, 2017	December 31, 2018
	US$	US$
Raw materials	1,668	2,683
Finished goods	31,536	2,325

	33,204	5,008
Inventory provision	(165)	(581)

	33,039	4,427

6. PREPAYMENTS AND OTHER CURRENT ASSETS

	December 31, 2017	December 31, 2018
	US$	US$
Prepayments to suppliers	4,538	6,809
Interest receivable	26	—
Other receivables*	60,688	5,336
Contract assets (note 3)	443	706

	65,695	12,851

*
Included in other receivables as of December 31, 2017, is US$59,175, which was collected on behalf of a supplier in a non-recurring arrangement. The Group simultaneously recorded a payable to the supplier amounting to US$59,175, included in "other payables" (note 9) as of December 31, 2017. During the year ended December 31, 2018, the receivable and payable amount was fully collected and settled, respectively, resulting in no outstanding balances related to this arrangement as of December 31, 2018.

7. PROPERTY AND EQUIPMENT

	December 31, 2017	December 31, 2018
	US$	US$
Furniture and fixtures	302	416
Machinery and network equipment	1,708	3,685
Computers	2,729	3,592
Purchased software	345	597
Leasehold improvements	1,895	2,289
Construction in progress	—	64

	6,979	10,643
Accumulated depreciation	(1,418)	(3,168)

	5,561	7,475

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

7. PROPERTY AND EQUIPMENT (Continued)

        Depreciation expense for the years ended December 31, 2017 and 2018 was US$1,061 and US$1,883, respectively.

8. INTANGIBLE ASSETS

	December 31, 2017	December 31, 2018
	US$	US$
Licenses	152	507
Patented technology (note 19)	—	872

	152	1,379
Accumulated amortization	(38)	(347)

	114	1,032

        The Group recorded amortization expense of US$38 and US$355 for the years ended December 31, 2017 and 2018, respectively. As of December 31, 2018, estimated amortization expense of the existing intangible assets for each of the next five years is US$392, US$190, US$174, US$174, and US$102, respectively.

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

        Accrued expenses and other current liabilities consist of the following:

	As at December 31,
	2017	2018
	US$	US$
Deferred government grants	1,194	908
Payroll payable	2,770	4,345
Other tax and surcharges payable	260	983
Purchase consideration for acquisition of non-controlling interests	—	385
Purchase consideration for business acquisition	—	1,900
Other payables	60,606	3,523

	64,830	12,044

10. BANK LOAN

        On April 27, 2018, the Group entered into a facility for an aggregate principal amount of HK$20,000,000 (US$2,364) with the Bank of China (Hong Kong branch). The maturity date of the facility is one year from the drawdown date. As of December 31, 2018, there were no drawdowns and the entire bank facility is unused.

        On October 24, 2018, the Group entered into a revolving facility with China Merchants Bank for an aggregate principal amount of RMB30,000,000 (US$4,363) to finance its working capital

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

10. BANK LOAN (Continued)

requirements bearing interest at 5.00% per year. As of December 31, 2018, US$691 was outstanding under this facility. The maturity date of the facility is one year from the drawdown date and the remaining facility is unused as of December 31, 2018. The revolving facility expires on October 23, 2019. There are no commitment fees and conditions under which lines may be withdrawn associated with the Group's unused facilities.

11. TAXATION

Enterprise income tax

Cayman Islands

        Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

        The subsidiary incorporated in Hong Kong is subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the years ended December 31, 2017 and 2018, the Group did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented. Under the Hong Kong tax law, the subsidiary in Hong Kong is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

United States

        As a result of the United States tax regulations amendments, the federal statutory income tax rate for Cloudminds Technology Inc. is 35% and 21%, for the years ended December 31, 2017 and 2018, respectively. Cloudminds Technology Inc., which was incorporated in the state of California, is also subject to state income tax at a rate of approximately 8.8% for both the years ended December 31, 2017 and 2018, respectively.

PRC

        The Group's PRC entities are subject to the statutory income tax rate of 25%, in accordance with the Enterprise Income Tax law (the "EIT Law"), which was effective since January 1, 2008. Cloudminds (Beijing) Technologies Co.,Ltd. being qualified as a High New Technology Enterprise ("HNTE") is entitled to the preferential income tax rate of 15% for three years from 2017 to 2019. Cloudminds Robotics, Cloudminds Shenzhen and Cloudminds (Shenzhen) Technologies Co.,Ltd. being qualified as Modern Service Enterprise in Shenzhen Qianhai, PRC, are entitled to the preferential income tax rate of 15% from January 2014 to December 2020. Dividends, interests, rent or royalties payable by the Group's PRC entities, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor's disposition of assets (after deducting the net value of such assets) shall be subject to 10% EIT, namely withholding tax, unless the respective non-PRC resident enterprise's jurisdiction of

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

11. TAXATION (Continued)

Enterprise income tax (Continued)

incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

        Loss before income taxes consists of:

	For the year ended December 31,
	2017	2018
	US$	US$
PRC	(17,745)	(37,365)
Non-PRC	(29,999)	(119,630)

	(47,744)	(156,995)

        The current and deferred components of income tax benefit appearing in the consolidated statements of comprehensive loss are as follows:

	For the year ended December 31,
	2017	2018
	US$	US$
Current income tax	—	—
Deferred income tax (note 19)	—	(227)

	—	(227)

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

11. TAXATION (Continued)

Enterprise income tax (Continued)

        A reconciliation of the differences between the statutory tax rate and the effective tax rate for enterprise income tax is as follows:

	For the year ended December 31,
	2017	2018
	US$	US$
Loss before income tax	(47,744)	(156,995)
Income tax computed at the PRC statutory tax rate of 25%	(11,936)	(39,249)
Effect of differing tax rates in different jurisdictions	5,568	26,576
Statutory expenses	(53)	(400)
Non-taxable income	—	(12)
Non-deductible expenses	148	483
Research and development super-deduction	(606)	(4,971)
Effect of PRC preferential tax rates	1,760	4,469
Effect of tax rate changes on deferred taxes	(846)	(3,904)
Foreign research and development credits ("R&D credits")	(109)	(112)
Change in valuation allowance	6,074	16,893

Income tax benefit	—	(227)

Deferred tax

        The significant components of the Group's deferred tax assets and liabilities are as follows:

	As at December 31
	2017	2018
	US$	US$
Deferred tax
Tax loss carry forward	9,818	24,805
Fair value change of equity investment	34	39
Depreciation and amortization expense	(79)	(1)
Inventory provision	53	189
R&D credits	109	221
Accrued expenses and others	1,073	1,876
Long-lived assets arising from acquisition	—	(200)
Less: Valuation allowance*	(11,008)	(26,929)

	—	—

*
The Group recorded a full valuation allowance against deferred tax assets of all subsidiaries, which are in a cumulative loss as of December 31, 2017 and 2018. In making such determination, the Group evaluates a variety of factors including the Group's operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

11. TAXATION (Continued)

Deferred tax (Continued)

        As of December 31, 2018, the Group had net losses of approximately US$24,805 mainly deriving from entities in the PRC, Hong Kong, and United States. The tax losses in PRC can be carried forward for five years to offset future taxable profit, and the period was extended to ten years for entities that qualify as HNTE in 2018 and thereafter. The tax losses arisen in 2017 and before in United States can be carried forward for twenty years to offset future taxable profit, and tax losses arisen in 2018 and thereafter can be carried forward indefinitely due to tax regulation amendments. The tax losses of entities in the PRC and United States will begin to expire in 2021, if not utilized. The tax losses in Hong Kong can be carried forward without an expiration date.

        As of December 31, 2017 and 2018, the Group had unrecognized tax benefits of US$1,059 and US$756, respectively, all of which were offset against the deferred tax assets on tax losses carry forward. The Group does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months. As of December 31, 2017 and 2018, unrecognized tax benefits of US$322 and US$281, respectively, if ultimately recognized, will impact the effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	As at December 31,
	2017	2018
	US$	US$
Balance at January 1,	35	1,059
Additions based on tax positions related to current year	1,030	179
Decrease based on tax position related to previous year	(6)	(425)
Foreign exchange adjustment	—	(57)

Balance at December 31,	1,059	756

        For each of the years ended December 31, 2017 and 2018, the Group did not record any interest and penalties related to an uncertain tax position. In general, the tax authorities have three to seven years to conduct examinations of the tax filings of the Group's subsidiaries. Accordingly, the subsidiaries' tax years of 2015 through 2018 remain open to examination by the respective tax authorities.

12. CONVERTIBLE NOTES

(a) Convertible promissory note

        In June 2017, the Company issued a convertible promissory note to an investor ("Convertible Note") for an aggregate principal amount of US$5,000. The key features of the Convertible Note are as follows:

Interest

        The Convertible Note bears no interest.

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

12. CONVERTIBLE NOTES (Continued)

(a) Convertible promissory note (Continued)

Conversion Features and Rates

        The Convertible Note shall be convertible into the Company's Series A convertible preferred shares ("Series A Preferred Shares") at the option of the holder at any time after the issuance date through the first anniversary of the issuance date. The number of the Series A Preferred Shares to be issued upon such conversion shall be equal to the principal amount of the Convertible Note divided by the fixed Series A preferred share issuance price of US$1.42 (Note 14).

Redemption

        Upon the earlier of (i) the first anniversary of the issuance date or (ii) upon the occurrence of any events of default or the closing of a corporate transaction, as defined in the Convertible Note agreement, the outstanding principal of the Convertible Note will become due and payable in full.

Accounting for the Convertible Note

        The Convertible Note was initially classified as a current liability carried at amortized cost. The redemption feature did not require bifurcation because it is clearly and closely related to the debt host. The conversion option did not qualify for bifurcation accounting because the underlying Series A Preferred Shares are not publicly traded nor readily convertible into cash. The Company also evaluated the conversion feature and determined that there was no beneficial conversion feature ("BCF"). There are also no other embedded derivatives that are required to be bifurcated.

Conversion

        On June 15, 2018, the Convertible Note was converted into 3,516,149 Series A Preferred Shares in total. No gain or loss resulted from the conversion.

(b) Convertible note

        On June 28, 2018, the Company issued convertible notes ("Series B Notes") for an aggregate principal amount of US$50,000 to an investor ("Series B Investor"). The key features of the Series B Notes are as follows:

Interest

        The Series B Notes bear no interest.

Conversion Features and Rates

        The Series B Notes shall be convertible into the Company's Series B convertible preferred shares ("Series B Preferred Shares") at the option of the holder upon completion of the sale of the Company's Series B Preferred Shares (the "Series B Qualified Financing"). The number of Series B Preferred Shares to be issued upon such conversion shall be equal to the principal amount of the

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

12. CONVERTIBLE NOTES (Continued)

(b) Convertible note (Continued)

Series B Notes divided by the issue price of Series B Preferred Shares, and on the same terms and conditions as those applicable to the other purchasers.

Redemption

        The Series B Investor can choose to redeem the Series B Notes if:

  •
  the Series B Qualified Financing has not occurred; or

  •
  the Series B Investor cannot complete the overseas direct investment registration procedures promulgated by SAFE ("ODI approval")

Accounting for the Series B Notes

        The Series B Notes were initially classified as a current liability carried at amortized cost. As the Series B Notes will be share-settled by a number of shares with a fair value equal to a fixed settlement amount, the settlement is not viewed as a conversion feature but as a redemption feature because the settlement amount does not vary with the share price. The in-substance redemption feature did not require bifurcation because it is clearly and closely related to the debt host. Since there is no conversion feature embedded in the Series B Notes, no BCF was recorded. There are also no other embedded derivatives that are required to be bifurcated. The Series B Qualified financing has not occurred and the Series B Investor has not elected to redeem the Series B Note as of December 31, 2018.

13. WARRANTS

Ordinary Share Warrants

        On October 8, 2015 and January 6, 2016, respectively, the Company concurrently issued Series Seed convertible preferred shares ("Series Seed Preferred Shares") and related warrants to purchase up to 41,101,657 and 6,200,000 of ordinary shares of the Company, respectively (collectively, "OS Warrants") to certain investors. The key features of the OS Warrants are as follows:

Exercise Period

        The OS Warrants are exercisable at any time from the issuance date. If not previously exercised, the OS Warrants shall expire on the fifth anniversary of the respective issuance date.

Exercise Price

        The exercise price shall be US$0.0001 per ordinary share.

Accounting for the OS Warrants

        The freestanding OS Warrants do not meet equity classification and are classified as current liabilities. The Company also evaluated the conversion feature and determined that there was no BCF.

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

13. WARRANTS (Continued)

There are no other embedded derivatives that are required to be bifurcated. On issuance date, the OS Warrants were allocated with its full fair value from the proceeds received from the issuance of the Series Seed Preferred Shares, and are subsequently remeasured to fair value through earnings at each reporting date until the OS warrants are exercised or expire. For the years ended December 31, 2017 and 2018, the Company recognized a loss from the increase in fair value of US$9,607 and US$73,997, respectively. The Company determined the value of the OS Warrants with the assistance of an independent third party valuation firm. As of December 31, 2018, all OS Warrants are outstanding.

Series A and A+ Preferred Share Warrants

        During the year ended December 31, 2017, the Company issued warrants to certain investors to purchase up to US$25,000 Series A Preferred Shares ("Series A PS Warrants"),and US$6,000 of Series A+ convertible preferred shares ("Series A+ PS Warrants"), respectively (collectively, the "PS Warrants"). The key features of the PS Warrants are as follows:

Exercise Period

        The PS Warrants are exercisable at any time from the issuance date. If not previously exercised, the PS Warrants shall expire on October 30, 2018.

Exercise Price

        The exercise price shall be US$0.0001 per ordinary share. The number of preferred shares to be issued to the holders is calculated by dividing the fair value of the warrants on exercise date with the original issue price of the respective preferred shares.

Accounting for the PS Warrants

        The PS Warrants are freestanding instruments that represent a right to purchase the Company's Series A and Series A+ Preferred Shares (which are redeemable), and impose an obligation to the Company. Thus, the PS warrants are classified as current liabilities in accordance with ASC480, Distinguishing Liabilities from Equity. The Company also evaluated the conversion feature and determined that there was no beneficial conversion feature. There are no other embedded derivatives that are required to be bifurcated. The PS Warrants are initially recognized at fair value, with subsequent changes in fair value recorded in losses. For the years ended December 31, 2017 and 2018, the Company recognized a loss from the increase in fair value of US$597 and US$15,018, respectively. The Company determined the value of the PS Warrants with the assistance of an independent third party valuation firm.

Conversion

        On December 25, 2017, and October 30, 2018, respectively, the holders of the Series A PS Warrants exercised all of their warrants for 7,032,299 and 10,548,449 Series A Preferred Shares, respectively. On July 20, 2018, the holders of the Series A+ Warrants exercised all of their warrants for 4,023,173 Series A+ Preferred Shares. As of December 31, 2018, there were no PS Warrants outstanding.

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

14. CONVERTIBLE PREFERRED SHARES

        As of January 1, 2017, several investors held in aggregate 57,542,133 of Series Seed Preferred Shares, representing all of the Company's issued and outstanding Series Seed Preferred Shares. The Series Seed Preferred Shares were issued on various dates in 2015 and 2016 at US$0.49 per share for a total cash consideration of US$28,000.

        As of January 1, 2017, several investors held in aggregate 9,181,161 in aggregate of Series Seed-1 convertible preferred shares ("Series Seed-1 Preferred Shares"), representing all of the Company's issued and outstanding Series Seed-1 Preferred Shares. The Series Seed-1 Preferred Shares were issued on October 8, 2015 at US$0.34 per share for a total cash consideration of US$3,127.

        On January 13, 2017, April 14, 2017, and April 30, 2017, the Company issued in aggregate 42,524,777 Series A Preferred Shares to certain investors at US$1.42 per share for a total cash consideration of US$60,471.

        On August 23, 2017 and November 9, 2017, the Company issued in aggregate 8,289,347 Series A+ convertible preferred shares ("Series A+ Preferred Shares") to certain investors at US$1.49 per share for a total cash consideration of US$12,362.

        The key features of the Series Seed, Series Seed-1, Series A and Series A+ preferred shares (collectively the "Preferred Shares") are summarized as follows:

Dividends

        Each holder of the Series Seed and Series Seed-1 Preferred Shares is entitled to receive on a pari passu basis, when, if and as declared at the sole discretion of the Board of Directors, prior and in preference to ordinary shareholders, dividends at a rate of US$0.04 and US$0.03 per share, respectively.

        Each holder of the Series A and Series A+ Preferred Shares is entitled to receive on a pari passu basis, when, if and as declared at the sole discretion of the Board of Directors, prior and in preference to ordinary shareholders and Series Seed and Series Seed-1 preferred shareholders, dividends at a rate of US$0.11 per share and US$0.12 per share, respectively.

        After payment of the dividends to the Series Seed, Series Seed-1, Series A and Series A+ preferred shareholders (collectively, referred to as the "Preferred Shareholders" or "Preferred Shareholder"), each ordinary shareholder shall be entitled to receive dividends payable in cash, whenever funds are legally available, on a pari passu basis, if and as declared by the Board of Directors.

        Dividends declared by the Board of Directors but unpaid shall accrue and be payable when and as such cash becomes available. Dividends are non-cumulative. No dividends were declared during the periods presented.

Voting Rights

        Each Preferred Shareholder is entitled to the number of votes equal to the number of ordinary shares into which such holder's Preferred Shares could be converted. Preferred Shareholders shall vote

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

14. CONVERTIBLE PREFERRED SHARES (Continued)

together with ordinary shareholders, with respect to any matter upon which ordinary shareholders have the right to vote.

Liquidation Preference

        In the event of liquidation, dissolution or winding up of the Company, either voluntary or involuntary, or any deemed liquidation event as defined in the Company's articles of association (the "Liquidation Transactions"), the assets of the Company available for distribution shall be made as follows:

        Each holder of the Series A+ and Series A Preferred Shares shall be entitled to receive, on a pari passu basis, an amount equal to the sum of US$1.49 and US$1.42 for each outstanding Series A+ and Series A Preferred Shares, respectively, plus all declared but unpaid dividends. If the assets and funds thus distributed among the holders of the Series A+ and A Preferred Shares shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Company legally available for distribution to shareholders shall be distributed ratably among the holders of the Series A and A+ Preferred Shares in proportion to the full preferential amount each such holder is otherwise entitled to receive.

        Upon completion of the distributions of the full amount made to each holder of the Series A+ and Series A Preferred Shares in accordance with the above, the remaining assets of Company available for distribution to each holder of the Series Seed and Seed-1 Preferred Shares, on a pari passu basis, with an amount equal to the sum of US$0.49 and US$0.34 for each outstanding Series Seed and Seed-1 Preferred Shares, respectively, plus all declared but unpaid dividends. If the assets and funds thus distributed among the holders of the Series Seed and Seed-1 Preferred Shares shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Company legally available for distribution to shareholders shall be distributed ratably among the holders of the Series Seed and Seed-1 Preferred Shares in proportion to the full preferential amount each such holder is otherwise entitled to receive.

        After payment has been made to the Preferred Shareholders in accordance with the above, all of the remaining assets of the Company available for distribution to shareholders shall be distributed among the holders of ordinary shares on a pari passu basis.

Conversion rights

        Each holder of the Preferred Shares has the right, at each holder's sole discretion, to convert at any time and from time to time, all or any portion of the Preferred Shares into ordinary shares. The initial conversion price is the stated issuance price for each series of Preferred Shares.

        The initial conversion ratio is on a one for one basis and subject to adjustments in the event that the Company issues additional ordinary shares without consideration or for a consideration per share less than the original respective conversion price, as the case may be, in effect on the date of and immediately prior to such issue. In such event, the respective conversion price is reduced, concurrently with such issue, to a price as adjusted according to an agreed-upon formula in the Company's articles of association.

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

14. CONVERTIBLE PREFERRED SHARES (Continued)

Conversion rights (Continued)

        The Preferred Shares are automatically converted into ordinary shares immediately upon the earlier of (1) the closing of a Qualified IPO; or (2) election in writing by the holders of at least 70% of the then outstanding Preferred Shares voting as a single class.

        As of December 31, 2017 and 2018, the conversion ratio was one preferred share convertible into one ordinary share.

Registration rights

        The Preferred Shares also contain registration rights which: (1) allow the holders of Preferred Shares to demand the Company to file a registration statement covering the offer and sale of the ordinary shares issuable or issued upon conversion of the Preferred Shares at any time or from time to time after the earlier of (i) five years after the date of the Series A+ Preferred Share Agreements or (ii) six months after the effective date of the IPO; (2) require the Company to offer Preferred Shareholders an opportunity to include in a registration if the Company proposes to file a registration statement for a public offering of other securities; (3) allow the Preferred Shareholders to request the Company to file a registration statement on Form S-3 when the Company is eligible to use Form S-3. The Company is required to use its best efforts to effect the registration if requested by the preferred shareholders, but the provisions of the registration rights do not stipulate the consequences of non-performance if the Company made its best efforts to effect registration nor any requirement to pay any monetary or non-monetary consideration for non-performance. The registration rights shall terminate on the earlier of (i) the date that is five years from the date of closing of a Qualified IPO and (ii) with respect to any security holder, the date on which such holder may sell all of its registrable securities under Rule 144 of the Securities Act in any 90 day period.

Accounting for Preferred Shares

        The Preferred Shares are classified mezzanine equity as they may be redeemed upon the occurrence of a conditional event (i.e. a Liquidation Transaction). The Preferred Shareholders have a liquidation preference and will not receive the same form of consideration upon the occurrence of the conditional event as the ordinary shareholders would. The Preferred Shareholders have the ability to convert the instrument into the Company's ordinary shares. The Company uses the whole instrument approach to determine whether the nature of the host contract in a hybrid instrument is more akin to debt or to equity. The Company evaluated the embedded conversion option in the Preferred Shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there were any BCF. The conversion option of the Preferred Shares do not qualify for bifurcation accounting because the conversion option is clearly and closely related to the host instrument and the underlying ordinary shares are not publicly traded nor readily convertible into cash.

        BCF exist when the conversion price of the preferred shares is lower than the fair value of the ordinary shares at the commitment date, which is the issuance date of the respective series of Preferred Shares in the Company's case. When a BCF exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the Preferred Shares as a contribution to additional paid-in capital. The resulting discount, if any, to the Preferred Shares is immediately amortized in full as a deemed dividend because the earliest conversion date is the issuance date. On June 15, 2018, July 20,

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

14. CONVERTIBLE PREFERRED SHARES (Continued)

Accounting for Preferred Shares (Continued)

2018 and October 30, 2018, the most favorable conversion prices used to measure the beneficial conversion feature were US$1.42, US$1.49, and US$1.42, respectively, while the fair value per ordinary share at the commitment dates were US$1.73, US$1.82, and US$2.69, respectively. A BCF of US$1,100, US$1,324 and US$13,338, was immediately recognized on June 15, 2018, July 20, 2018 and October 30, 2018, respectively. After the BCF was bifurcated from the initial carrying value of the respective Series A and Series A+ Preferred Shares upon issuance, the remaining proceeds from issuance is recognized as the carrying value of the preferred shares. Embedded derivatives, if any, are bifurcated from these remaining proceeds. No BCF was recognized for the remaining Preferred Share issuances during the periods presented as the fair value per ordinary share at the commitment dates were less than the respective most favorable conversion price. The Company determined the fair value of the ordinary shares with the assistance of an independent third party valuation firm.

        In addition, the contingent redemption options of all the Preferred Shares do not qualify for bifurcation accounting because the underlying ordinary shares are not publicly traded nor readily convertible into cash. There are no other embedded derivatives that are required to be bifurcated.

        The Company concluded that the Preferred Shares are not redeemable currently, and is not probable that the Preferred Shares will become redeemable because the likelihood of a Liquidation Transaction is remote. Therefore, no adjustment will be made to the initial carrying amount of the Preferred Shares until it is probable that they will become redeemable. The liquidation preference amount was $139,960 as of December 31, 2018.

15. SHARE-BASED PAYMENTS

        On March 28, 2016, the shareholders and Board of Directors of the Company approved the 2016 Share Plan (the "2016 Plan"). Under the 2016 Plan, the Company reserved in aggregate 39,932,287 ordinary shares of the Company for the purposes of providing incentives and rewards to the Company's directors, senior management, consultants, and employees.

        The options granted under the 2016 Plan have a contractual term of 10 years.

        The options and RSUs granted are accounted for as equity awards and contain both service and performance vesting conditions. The options and RSUs generally will become vested (but not exercisable) with respect to 25% of the options on the first anniversary of the vesting period, and thereafter in thirty-six equal monthly installments of 2.08% each on the last day of every month that has elapsed following the first anniversary of the vesting period until the options are 100% vested. In addition, both the options and RSUs will not vest until the closing of an IPO. Given that this constitutes a performance condition that is not considered probable until the IPO completion date, the Company will not recognize any compensation expense until an IPO occurs. Upon the IPO completion date, the Company will immediately recognize expenses associated with these options and RSUs that are vested at the IPO completion date. Further, the Company will also recognize the remaining compensation expenses over the remaining service requisite period using the accelerated method.

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

15. SHARE-BASED PAYMENTS (Continued)

Employees

        A summary of the option activities for employees under the 2016 Plan is stated below:

	Number of options	Weighted- average exercise price	Weighted- average grant-date fair value	Weighted- average remaining contractual term	Aggregate intrinsic Value
		US$	US$	Years	US$
Outstanding, December 31, 2017	6,012,000	0.61	0.33	8.75	2,661
Granted	4,624,000	1.13	0.81
Forfeited	(446,000)	1.00	0.81

Outstanding, December 31, 2018	10,190,000	0.83	0.53	8.15	19,313

Vested and expected to vest at December 31, 2018	10,190,000

Exercisable at December 31, 2018	—

        The aggregate intrinsic value in the table above represents the difference between the fair value of the Company's ordinary share as of December 31, 2018 and the option's respective exercise price. Total intrinsic value of options exercised for the periods presented was nil as no options were exercised.

        No awards were vested during the periods presented. As of December 31, 2018, there was US$6,616 of total unrecognized employee share-based compensation expenses, related to unvested share based awards. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

        A summary of the RSU activities for employees under the 2016 Plan is stated below:

	Number of shares	Weighted average grant date fair value
		US$
Outstanding, December 31,2017	6,000,000	0.32
Granted	500,000	2.72
Forfeited	—	—

Outstanding, December 31, 2018	6,500,000	0.50

Vested and expected to vest at December 31, 2018	6,500,000	0.50

        The weighted average grant-date fair value of restricted shares units granted during the year ended December 31, 2018 was US$2.72, which was derived from the fair value of the underlying ordinary shares. As of December 31, 2018, there was US$4,072 of total unrecognized employee share-based compensation expenses related to unvested share-based awards. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

15. SHARE-BASED PAYMENTS (Continued)

Non-employees

        A summary of the option activities for non-employees under the 2016 Plan is stated below:

	Number of options	Weighted- average exercise price	Weighted- average grant-date fair value	Weighted- average remaining contractual term	Aggregate intrinsic Value
		US$	US$	Years	US$
Outstanding, December 31, 2017	1,515,000	0.37	0.64	8.60	1,035
Granted	105,000	1.00	0.84
Forfeited	—	—	—

Outstanding, December 31, 2018	1,620,000	0.41	0.66	7.71	3,749

Vested and expected to vest at December 31, 2018	1,620,000

Exercisable at December 31, 2018	—

        The aggregate intrinsic value in the table above represents the difference between the fair value of the Company's ordinary share as of December 31, 2018 and the option's respective exercise price. Total intrinsic value of options exercised for the periods presented was nil as no options were exercised.

        No awards were vested during the periods presented. As of December 31, 2018, there was US$3,789 of total unrecognized non-employee share-based compensation expenses, related to unvested share-based option awards. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

        A summary of the RSU activities for non-employees under the 2016 Plan is stated below:

	Number of shares	Weighted average grant date fair value
		US$
Vested and expected to vest at December 31,2017	500,000	1.05
Granted	—	—
Forfeited	—	—

Vested and expected to vest at December 31, 2018	500,000	1.05

        As of December 31, 2018, there was US$1,362 of total unrecognized non-employee share-based compensation expenses related to unvested share-based awards. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

15. SHARE-BASED PAYMENTS (Continued)

Others

        On August 31, 2018, the Company granted share awards to certain employees that contain only a five year service vesting condition with a fair value of US$1.90 per share award. The share awards are accounted for as equity awards and expenses related to these share awards amounted to US$389 for the year ended December 31, 2018. As of December 31, 2018, there was US$5,443 of total unrecognized share-based compensation expenses related to these unvested share-based awards that will be recognized over approximately 4.70 years.

Fair value of options

        The fair value of options was determined using the binomial option valuation model, with the assistance from an independent third-party appraiser. The binomial model requires the input of highly subjective assumptions, including the expected share price volatility and the exercise multiple. For expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it has considered the statistics on exercise patterns of employees compiled by Huddart and Lang in Huddart, S., and M. Lang. 1996. "Employee Stock Option Exercises: An Empirical Analysis." Journal of Accounting and Economics, vol. 21, no. 1 (February):5-43, which are widely adopted by valuers as authoritative guidance on expected exercise multiples. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The estimated fair value of the ordinary shares, at the option grant dates, was determined with the assistance from an independent third-party appraiser. The Company's management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

        The assumptions used to estimate the fair value of the share options granted are as follows:

For the year ended December 31,
	2017	2018
Risk-free interest rate	2.21% - 2.38%	2.60% - 3.04%
Expected volatility range	55.04% - 63.89%	52.62% - 60.13%
Exercise multiple	2.2 - 2.8	2.2 - 2.8
Fair market value per ordinary share as at valuation dates	US$0.87 - $1.05	US$1.35 - $2.72

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

16. RELATED PARTY TRANSACTIONS

a)
Related Parties

Name of Related Parties	Relationship with the Group
Borqs Technologies, Inc. ("BORQS")	Company over which the CEO has significant influence
SoftBank Robotics Group Corp ("Softbank")	Shareholder of the Group
FIH Limited	Entity controlled by a preferred shareholder of the Group
Shenzhen FuTaiHong Precision Industry Limited ("Futai")	Entity controlled by a preferred shareholder of the Group
ZhilianYunWang Technology Limited ("Zhilian")	Entity controlled by a preferred shareholder of the Group
b)
The Group had the following related party transactions:

	For the year ended December 31,
	2017	2018
	US$	US$
Rendering of Others' (cloud and network) services to Softbank	2	153
Sale of Smart Devices to Zhilian	199	129

Revenue from related parties	201	282
Procurement of robotic products from Softbank	112	1,582
R&D services received from BORQS	—	2,450
Advances due from BORQS	—	4,276
R&D services received from FIH Limited	—	1,200
Sale of components to Futai*	—	29,564
Manufacturing services from Futai	610	28,632

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

16. RELATED PARTY TRANSACTIONS (Continued)

c)
The Group had the following related party balances at the end of the year:

	As at December 31,
	2017	2018
	US$	US$
Amounts due from related parties:
BORQS	—	4,276
Softbank	3	98
Futai*	1,838	32,677
Zhilian	44	96

	1,885	37,147

*
The Group utilizes outsourced manufacturers such as Futai, to manufacture Cloudminds, Inc. designed products. The Group may purchase product components from suppliers and sell those components to its outsourced manufacturers thereby creating receivable balances from the outsourced manufacturers. The Group does not reflect the sale of these components in revenue and does not recognize any profit on these component sales.

        All the balances with related parties as of December 31, 2017 and 2018 were unsecured. All outstanding balances are also repayable on demand unless otherwise disclosed. No allowance for doubtful accounts was recognized for the amount due from related parties for the years ended December 31, 2017 and 2018.

17. LOSS PER SHARE

        Basic and diluted loss per share for each of the years presented are calculated as follows:

	December 31, 2017	December 31, 2018
	US$	US$
Numerator:
Net loss attributable to ordinary shareholders—basic and diluted	(47,744)	(156,384)

Denominator:
Weighted average number of shares outstanding—basic and diluted	67,100,001	67,100,001

Basic and diluted loss per share	(0.71)	(2.33)

        For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable as the Company is in a net loss position and the participating securities do not have contractual rights and obligations to share in the losses of the Company. The outstanding share options and RSUs with performance conditions are considered contingently issuable shares because the exercisability event has not occurred, and therefore, were excluded from the computation of diluted loss per share for the periods presented. The effects of all outstanding Preferred Shares, warrants and convertible notes to purchase ordinary or preferred shares were also excluded from the computation of diluted loss per share as their effects would be anti-dilutive during the periods presented.

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

18. UNAUDITED PRO FORMA NET LOSS PER SHARE

        The unaudited pro forma net loss per share is computed using the weighted-average number of shares outstanding and assumes the automatic conversion of all of the Company's Preferred Shares (Note 14) as of December 31, 2018, into 142,657,488 shares upon the closing of the Company's Qualified IPO, as if it had occurred on January 1, 2018. The Company believes the unaudited pro forma net loss per share provides material information to investors, as the automatic conversion of the Preferred Shares and the disclosure of pro forma net loss per share provides an indication of net loss per share that is comparable to what will be reported by the Company as a public company following the closing of the Qualified IPO.

        The following table summarizes the unaudited pro forma net loss per share attributable to ordinary shareholders:

Year ended December 31, 2018 (unaudited)
US$
Numerator:
Net loss attributable to ordinary shareholders	(156,384)
Denominator:
Weighted average number of ordinary shares used in net loss per share attributable to ordinary shareholders—basic and diluted	67,100,001
Add: adjustment to reflect assumed effect of automatic conversion of the Preferred Shares	142,657,488

Pro forma weighted average number of shares outstanding—basic and diluted	209,757,489

Pro forma net loss per share attributable to ordinary shareholders—basic and diluted	(0.75)

        The outstanding share options and RSUs with performance conditions are considered contingently issuable shares because the exercisability event has not occurred, and therefore, were excluded from the computation of pro forma loss per share during the year ended December 31, 2018. The effects of all outstanding Preferred Shares, warrants and convertible notes to purchase ordinary or preferred shares were also excluded from the computation of pro forma loss per share as their effects would be anti-dilutive during the year ended December 31, 2018.

19. BUSINESS COMBINATION

        On August 31, 2018 (the "Acquisition Date"), the Group acquired 51.5% of the equity interests in INNFOS, a PRC company, to further develop the Group's smart compliant actuators (robotic joints) expertise.

        Details of the purchase consideration are as follows:

  (i)
  Cash consideration of US$1,122;

  (ii)
  Waiver of debt due from INNFOS amounting to US$470; and

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

19. BUSINESS COMBINATION (Continued)

  (iii)
  The Company shall grant share awards to the selling shareholders with a fair value of US$1,900 as of the Acquisition Date, which has not been issued and thus included in "accrued expenses and other liabilities" (Note 9).

        The Acquisition Date fair value of the aggregate consideration transferred totaled US$3,492.

        The acquisition was accounted for as a business combination. Goodwill recognized represents the expected synergies from integrating INNFOS' with the Group's existing robotics operations, and is not tax deductible. The difference between the carrying amount of goodwill recognized at the Acquisition Date and the ending balance at December 31, 2018 is due to foreign exchange effects.

        The purchase price allocation for the acquisition is based on a valuation determined by the Group with the assistance of an independent third party valuation firm. The following table summarizes the fair values of the assets acquired and liabilities assumed on Acquisition Date:

US$
Purchase consideration	3,492
Less:
Property and equipment	137
Inventories	96
Patented technology	881
Deferred tax liabilities	(220)
Non-controlling interest	(1,452)

Goodwill	4,050

        Non-controlling interests at the Acquisition Date was measured by applying the equity percentage held by minority shareholders and a discount for lack of control premium to the fair value of the acquired business of INNFOS, which was determined using an income approach. The significant inputs were revenue growth rates, gross margin rates, weighted-average cost of capital, discount rate, and terminal values. Identifiable intangible assets acquired is patented technology related to smart compliant actuators (robotic joints), which was valued using a relief from royalty approach and has an estimated remaining useful life of approximately 5 years.

        The actual results of operations after the Acquisition Date and pro forma results of operations for this acquisition have not been presented because the effects of this acquisition were insignificant.

        On December 1, 2018, the Group acquired an additional 3.5% equity interest of INNFOS for a cash consideration of US$770. The difference between the consideration transferred and the carrying amount of the non-controlling interest of US$739 is recognized as an adjustment to additional paid-in capital.

20. RESTRICTED NET ASSETS

        The Company's ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group's PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

20. RESTRICTED NET ASSETS (Continued)

reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company's PRC subsidiaries.

        In accordance with the Regulations on Enterprises with Foreign Investment of China and its Articles of Association, the Company's PRC subsidiaries, being a foreign-invested enterprise established in the PRC, are required to provide certain statutory reserves, namely the general reserve fund, enterprise expansion fund and staff welfare and bonus fund, all of which are appropriated from net profit as reported in its PRC statutory accounts. The Company's PRC subsidiaries are required to allocate at least 10% of its annual after-tax profit to the general reserve fund until such fund has reached 50% of its registered capital based on the enterprise's PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the PRC subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends.

        In accordance with the PRC Company Laws, the Company's PRC subsidiaries and VIE must make appropriations from their annual after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely statutory surplus fund, statutory public welfare fund and discretionary surplus fund. The VIE is required to allocate at least 10% of their after-tax profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Appropriation to discretionary surplus is made at the discretion of the Board of Directors of the VIE. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends. No appropriations were made to statutory reserves during all periods presented due to losses in the Company's PRC subsidiaries and VIE.

        Under PRC laws and regulations, there are restrictions on the Company's PRC subsidiaries and VIE with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid-in capital of the Company's PRC subsidiaries and the VIE, totaling approximately US$10,933 as of December 31, 2018; therefore in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2017 and 2018 and for each of the two years in the period ended December 31, 2018 are disclosed in Note 24.

        Furthermore, cash transfers from the Company's PRC subsidiaries to its subsidiaries outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and consolidated VIE to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

21. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

        Future minimum payments under non-cancelable operating leases with initial terms in excess of one year consist of the following as of December 31, 2018:

US$
2019	4,372
2020	3,792
2021	2,648
2022	—
2023 and thereafter	—

10,812

        Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The Group's lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all executed with third parties. For the years ended December 31, 2017 and 2018, total rental related expenses for all operating leases amounted to approximately US$3,992 and US$5,596, respectively.

Capital expenditure commitments

        The Group has commitments for the construction of leasehold improvements associated with its new office amounting to US$130 as of December 31, 2018. US$87, and US$43, are scheduled to be paid within one year, and two years, respectively.

Other

        Future minimum payments under a non-cancelable supplier arrangement with initial terms in excess of one year consist of the following as of December 31, 2018:

US$
2019	110
2020	890
2021	2,000
2022	—
2023 and thereafter	—

3,000

Contingencies

        The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group's business, financial position or results of operations.

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

22. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

US$
Balance as of January 1, 2017	(1,282)
Foreign currency translation adjustments, net of tax of nil	1,489

Balance as of December 31, 2017	207
Foreign currency translation adjustments, net of tax of nil	(3,549)

Balance as of December 31, 2018	(3,342)

        There have been no reclassifications out of accumulated other comprehensive income (loss) to net loss for the periods presented.

23. SUBSEQUENT EVENTS

        The Group has evaluated the impact of any events that have occurred subsequent to December 31, 2018, through April 12, 2019, which is the date these consolidated financial statements were issued.

24. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed Balance Sheets

	As at December 31,
	2017	2018
	US$	US$
Current assets
Cash and cash equivalents	29,522	478
Amounts due from subsidiaries of the Group	38,505	50,350
Prepayments and other current assets	11	—

Total current assets	68,038	50,828

Non-current assets
Investments in subsidiaries	1,917	—

Total non-current assets	1,917	—

Total assets	69,955	50,828

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

24. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Condensed Balance Sheets (Continued)

	As at December 31,
	2017	2018
	US$	US$
Current liabilities
Accrued expenses and other current liabilities	117	2,645
Convertible notes	5,000	50,000
Warrants	67,865	120,508

Total current liabilities	72,982	173,153

Total liabilities	72,982	173,153

Commitments and contingencies
Mezzanine equity:
Series Seed convertible preferred shares (par value US$0.0001 per share, 58,000,000 shares authorized; 57,542,133 shares issued and outstanding as of December 31, 2017 and 2018)	17,547	17,547
Series Seed-1 convertible preferred shares (par value US$0.0001 per share, 9,181,161 shares authorized; 9,181,161 shares issued and outstanding as of December 31, 2017 and 2018)	3,127	3,127
Series A convertible preferred shares (par value US$0.0001 per share, 70,690,000 shares authorized; 49,557,076 and 63,621,674 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	70,627	89,656
Series A+ convertible preferred shares (par value US$0.0001 per share, 31,470,488 shares authorized; 8,289,347 and 12,312,520 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	12,243	18,826

Total mezzanine equity	103,544	129,156

Shareholders' deficit:
Ordinary shares (par value of US$0.0001 per share, 330,658,351 shares authorized; 67,100,001 shares issued and outstanding as of December 31, 2017 and 2018)	7	7
Additional paid-in capital	25	15,048
Accumulated other comprehensive income (loss)	207	(3,342)
Accumulated deficit	(106,810)	(263,194)

Total Cloudminds Inc. shareholders' deficit	(106,571)	(251,481)

Total liabilities, mezzanine equity, and shareholders' deficit	69,955	50,828

CLOUDMINDS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

24. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Condensed Statements of Comprehensive Loss

	For the year ended December 31,
	2017	2018
	US$	US$
Operating expenses
General and administrative	(807)	(1,037)
Research and development	(14,329)	(20,332)

Operating loss	(15,136)	(21,369)
Share of losses of subsidiaries and VIE	(24,553)	(50,049)
Interest income	2,149	4,049
Changes in fair value of financial instruments	(10,204)	(89,015)

Net loss attributable to ordinary shareholders	(47,744)	(156,384)

Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	1,489	(3,549)

Comprehensive loss	(46,255)	(159,933)

Condensed Statements of Cash Flows

	For the year ended December 31,
	2017	2018
	US$	US$
Net cash used in operating activities	(16,503)	(17,338)
Net cash provided by (used in) financing activities.	43,041	(11,706)

Net increase (decrease) in cash	26,538	(29,044)
Cash and cash equivalents at beginning of period	2,984	29,522

Cash and cash equivalents at end of period	29,522	478

Basis of presentation

        For the presentation of the parent company only condensed financial information, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheet as "investments in subsidiaries" and the subsidiaries' and VIE's losses as "share of losses of subsidiaries and VIE" on the condensed statement of comprehensive loss.

        Under the equity method of accounting, the Company adjusted the carrying amount of "investments in subsidiaries" for its share of the subsidiaries' and VIE's cumulative losses until the investment balance reached zero and did not provide for additional losses unless the Company has guaranteed obligations of the subsidiaries' and the VIE's or is otherwise committed to provide further financial support.

        The subsidiaries did not pay any dividends to the Company for the periods presented. The Company does not have significant commitments or long-term obligations as of the period end other than those presented. The parent company only financial statements should be read in conjunction with the Group's consolidated financial statements.

CLOUDMINDS INC.

AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2018 AND
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET
AS OF MARCH 31, 2019

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

		As of		Pro forma shareholders' deficit at March 31, 2019
	Notes	December 31, 2018	March 31, 2019
		US$	US$ (unaudited)	US$ (unaudited)
ASSETS
Current assets
Cash and cash equivalents		17,952	50,126
Restricted cash		23	53
Short-term investments		675	671
Accounts receivable, net of allowance of nil as of December 31, 2018 and March 31, 2019		10,447	11,627
Amounts due from related parties	13	37,147	24,963
Inventories		4,427	4,839
Prepayments and other current assets	4	12,851	17,102

Total current assets		83,522	109,381

Non-current assets
Property and equipment, net	5	7,475	7,518
Intangible assets		1,032	891
Equity investment		202	269
Restricted cash		38	39
Goodwill	6	4,008	4,072
Other non-current assets		755	788

Total non-current assets		13,510	13,577

Total assets		97,032	122,958

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' DEFICIT

Current liabilities (including current liabilities of the consolidated VIE without recourse to the primary beneficiary of US$24,915 and US$18,803 as of December 31, 2018 and March 31, 2019, respectively):

Bank loan	7	691	2,608
Accounts payable		22,740	15,095
Accrued expenses and other current liabilities	8	12,044	11,031
Deferred revenue and customer advances		8,320	9,020
Convertible notes	10	50,000	90,000
Warrants	11	120,508	171,020

Total current liabilities		214,303	298,774

Non-current liabilities (including non-current liabilities of the consolidated VIE without recourse to the primary beneficiary of US$59 and US$3 as of December 31, 2018 and March 31, 2019, respectively):

Other non-current liabilities		1,657	1,514

Total non-current liabilities		1,657	1,514

Total liabilities		215,960	300,288

LIABILITIES AND SHAREHOLDERS' DEFICIT
Commitments and contingencies	17
Mezzanine equity:
Series Seed convertible preferred shares (par value US$0.0001 per share, 58,000,000 shares authorized; 57,542,133 shares issued and outstanding as of December 31, 2018 and March 31, 2019)	12	17,547	17,547	—
Series Seed-1 convertible preferred shares (par value US$0.0001 per share, 9,181,161 shares authorized; 9,181,161 shares issued and outstanding as of December 31, 2018 and March 31, 2019)	12	3,127	3,127	—
Series A convertible preferred shares (par value US$0.0001 per share, 70,690,000 shares authorized; 63,621,674 shares issued and outstanding as of December 31, 2018 and March 31, 2019)	12	89,656	89,656	—
Series A+ convertible preferred shares (par value US$0.0001 per share, 31,470,488 shares authorized; 12,312,520 shares issued and outstanding as of December 31, 2018 and March 31, 2019)	12	18,826	18,826	—

Total mezzanine equity		129,156	129,156	—

Shareholders' deficit:
Ordinary shares (par value of US$0.0001 per share, 330,658,351 shares authorized; 67,100,001 shares issued and outstanding as of December 31, 2018 and March 31, 2019)		7	7	21
Additional paid-in capital		15,048	15,048	155,978
Accumulated other comprehensive loss	18	(3,342)	(1,884)	(1,884)
Accumulated deficit		(263,194)	(322,460)	(334,248)

Total Cloudminds Inc. shareholders' deficit		(251,481)	(309,289)	(180,133)

Non-controlling interests		3,397	2,803	2,803

Total deficit		(248,084)	(306,486)	(177,330)

Total liabilities, mezzanine equity, and shareholders' deficit		97,032	122,958

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

CLOUDMINDS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2019

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

		For the three months ended March 31,
	Notes	2018	2019
		US$ (unaudited)	US$ (unaudited)
Revenue from third parties	3	32,664	12,349
Revenue from related parties	13	3	30

Total revenue		32,667	12,379

Cost of revenues		(32,251)	(11,161)
Gross profit		416	1,218
Operating expenses:
Sales and marketing		(1,887)	(4,361)
General and administrative		(2,003)	(2,902)
Research and development		(8,342)	(3,680)

Total operating expenses		(12,232)	(10,943)

Operating loss		(11,816)	(9,725)
Interest income		97	72
Interest expense		—	(24)
Foreign exchange (loss) gain		(1,034)	60
Changes in fair value of financial instruments		(16,332)	(50,451)
Other income, net		195	208

Loss before income tax		(28,890)	(59,860)
Income taxes	9	—	—

Net loss		(28,890)	(59,860)

Net loss attributable to non-controlling interests		—	(594)

Net loss attributable to Cloudminds Inc.		(28,890)	(59,266)

Net loss per share:
Basic and diluted	14	(0.43)	(0.88)
Shares used in the net loss per share computation:
Basic and diluted		67,100,001	67,100,001
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments		443	1,458

Comprehensive loss		(28,447)	(58,402)
Comprehensive loss attributable to non-controlling interests		—	(594)

Comprehensive loss attributable to Cloudminds Inc.		(28,447)	(57,808)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

CLOUDMINDS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF
CHANGES IN SHAREHOLDERS'
DEFICIT FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2019

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total Cloudminds Inc. shareholders' deficit	Non- controlling interests	Total deficit
		US$	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2018	67,100,001	7	25	207	(106,810)	(106,571)	—	(106,571)
Consolidated net loss	—	—	—	—	(28,890)	(28,890)	—	(28,890)
Foreign currency translation adjustment	—	—	—	443	—	443	—	443

Balance as of March 31, 2018 (unaudited)	67,100,001	7	25	650	(135,700)	(135,018)	—	(135,018)

Balance as of January 1, 2019	67,100,001	7	15,048	(3,342)	(263,194)	(251,481)	3,397	(248,084)
Consolidated net loss	—	—	—	—	(59,266)	(59,266)	(594)	(59,860)
Foreign currency translation adjustment	—	—	—	1,458	—	1,458	—	1,458

Balance as of March 31, 2019 (unaudited)	67,100,001	7	15,048	(1,884)	(322,460)	(309,289)	2,803	(306,486)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

CLOUDMINDS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2019

(Amounts in thousands of U.S. dollar ("US$")
except for number of shares and per share data)

		For the three months ended March 31,
	Notes	2018	2019
		US$ (unaudited)	US$ (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		(28,890)	(59,860)
Adjustments to reconcile net loss to net cash provided by operating activities:
Foreign exchange loss (gain)		1,034	(60)
Depreciation of property and equipment		376	533
Amortization of intangible assets		50	141
Changes in fair value of warrants		16,356	50,512
Changes in fair value of equity investment		(24)	(61)
Changes in operating assets and liabilities:
Inventories		29,777	(260)
Accounts receivable		14,276	(815)
Amount due from related parties		(320)	12,968
Prepayments and other current assets		(3,013)	(3,714)
Other non-current assets		(24)	(8)
Accounts payable		(44,448)	(8,119)
Deferred revenue and customer advances		(166)	417
Accrued expenses and other current liabilities		5,421	(255)
Other non-current liabilities		41	(191)

Net cash used in operating activities		(9,554)	(8,772)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment		(370)	(614)
Purchases of intangible assets		(353)	—

Net cash used in investing activities		(723)	(614)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank loan		—	2,235
Proceeds from convertible notes	10	—	40,000
Acquisition of non-controlling interests	8	—	(385)
Repayment of bank loan		—	(318)

Net cash generated from financing activities		—	41,532

Exchange rate effect on cash, cash equivalents and restricted cash		(1,054)	59

Net (decrease) increase in cash, cash equivalents, and restricted cash		(11,331)	32,205

Cash, cash equivalents and restricted cash at beginning of period		62,083	18,013

Cash, cash equivalents and restricted cash at end of period		50,752	50,218

Supplemental disclosures of cash flow information:
Cash and cash equivalents		50,686	50,126
Restricted cash		66	92
Interest expense paid		—	24
Supplemental disclosures of non-cash information:
Purchase of property and equipment included in accrued expenses and other liabilities		207	86

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

CLOUDMINDS INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION

        Cloudminds Inc. (the "Company") is a limited liability company incorporated in the Cayman Islands on March 19, 2015. The Company, its subsidiaries, the variable interest entities, and subsidiaries of the variable interest entities are hereinafter collectively referred to as the "Group". The Group is principally engaged in the provision of cloud robotics products and artificial intelligence ("AI") services (collectively, "Cloud Robot and Services"), smart devices and cloud AI services (collectively, "Cloud AI Solutions"), smart communication device products ("Smart Devices"), and other services. The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its subsidiaries, variable interest entities, and subsidiaries of the variable interest entities, which are located in the People's Republic of China (the "PRC"), Hong Kong ("HK"), and the United States (the "U.S."). There have been no changes to the Company's principal subsidiaries, variable interest entities, and subsidiaries of the variable interest entities since December 31, 2018.

        These unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") for interim financial information using accounting policies that are consistent with those used in the preparation of the Company's audited consolidated financial statements for the year ended December 31, 2018. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

        In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the three months ended March 31, 2019 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2019. The consolidated balance sheet as of December 31, 2018 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2018.

        To comply with PRC laws and regulations which prohibit foreign control of companies that engage in value-added telecommunication services, the Group primarily conducts its business in the PRC through its variable interest entity, Cloudminds (Shenzhen) Holdings Co., Ltd. ("Cloudminds Shenzhen") and its subsidiary (collectively, the "VIE"). The equity interests of the VIE are legally held by PRC shareholders (the "Nominee Shareholders"). Despite the lack of technical majority ownership, the Company has effective control of the VIE through a series of contractual arrangements (the "Contractual Agreements") and a parent-subsidiary relationship exists between the Company and the VIE. Through the Contractual Agreements, the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interests in the VIE to the Company and therefore, the Company has the power to direct the activities of the VIE that most significantly impact its economic performance. The Company also has the ability and obligation to absorb substantially all of the profits and all the expected losses of the VIE that potentially could be significant to the VIE. Based on the above, the Company consolidates the VIE in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification ("ASC") 810, Consolidation ("ASC 810").

CLOUDMINDS INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

        The following table sets forth the assets, liabilities, results of operations and cash flows of the VIE included in the Company's consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows:

	As of
	December 31, 2018	March 31, 2019
	US$	US$ (Unaudited)
Current assets
Cash and cash equivalents	10,398	41,321
Restricted cash	23	23
Short-term investments	675	671
Accounts receivable, net of allowance of nil as of
December 31, 2018 and March 31, 2019	9,748	10,874
Amounts due from subsidiaries of the Group	58,867	68,533
Amounts due from related parties	32,773	20,686
Inventories	3,677	4,006
Prepayments and other current assets	8,608	13,281

Total current assets	124,769	159,395

Non-current assets
Property and equipment, net	1,035	1,051
Intangible assets	232	162
Restricted cash	38	39
Other non-current assets	120	203

Total non-current assets	1,425	1,455

Total assets	126,194	160,850

Current liabilities
Bank loan	691	2,608
Accounts payable	21,728	13,862
Accrued expenses and other current liabilities	1,470	1,006
Deferred revenue and customer advances	1,026	1,327
Amounts due to subsidiaries of the Group	82,687	125,078

Total current liabilities	107,602	143,881

Non-current liabilities
Other non-current liabilities	59	3

Total non-current liabilities	59	3

Total liabilities	107,661	143,884

CLOUDMINDS INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

	For the three months ended March 31,
	2018	2019
	US$ (unaudited)	US$ (unaudited)
Revenue	32,525	11,111
Net loss	(10,103)	(3,554)
Net cash generated from (used in) in operating activities	4,826	(10,993)
Net cash used in investing activities	(723)	—
Net cash generated from financing activities	—	41,917

        The revenue-producing assets that are held by the VIE comprise mainly of computers and network equipment. The VIE contributed an aggregate of 99.99% and 56.60% of the Group's consolidated revenue for the three months ended March 31, 2018 and 2019, respectively, after elimination of inter-entity transactions.

        As of March 31, 2019, there was no pledge or collateralization of the VIE's assets that can only be used to settle obligations of the VIE. Other than the amounts due to subsidiaries of the Group (which are eliminated upon consolidation), all remaining liabilities of the VIE are without recourse to the Company. The Company did not provide or intend to provide financial or other supports not previously contractually required to the VIE during the periods presented.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

        The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").

Principles of Consolidation

        The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries, and VIE for which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

Going Concern

        The Group has adopted Financial Accounting Standards Board ("FASB") ASC 205-40, Presentation of Financial Statements—Going Concern, which requires that management evaluate whether there are relevant conditions and events that, in the aggregate, raise substantial doubt about the entity's ability to continue as a going concern and to meet its obligations as they become due within one year after the date that the consolidated financial statements are issued.

        The Group's consolidated financial statements have been prepared in accordance with U.S. GAAP on a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the consolidated financial

CLOUDMINDS INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Going Concern (Continued)

statements. As of March 31, 2019, the Group had an accumulated deficit and net current liabilities amounting to US$322,460 and US$189,393, respectively. The Group incurred net loss of US$59,860 and net cash used in operations of US$8,772, respectively, for the three months ended March 31, 2019. The Group has primarily funded these losses through revenue generated from contracts with customers, and issuance of debt and equity securities. As of March 31, 2019, the Group had US$50,126 of cash and cash equivalents on hand.

        The Group's net current liabilities as of March 31, 2019 include warrants amounting to US$171,020 that do not contain any cash settlement clauses and can only be convertible into the Company's equity securities (note 11), and deferred revenue and customer advances amounting to US$9,020 that will not be cash settled. In addition, the Group has unused credit facilities amounting to US$4,410 as of March 31, 2019 (note 7). In June 2018 and early March 2019, the Company issued Series B convertible notes ("Series B Notes") to certain investors ("Series B Noteholders") amounting to US$50,000 and US$40,000, respectively, to facilitate the closing of the Series B convertible preferred shares ("Series B Qualified Financing"). The Company subsequently entered into definitive agreements with certain investors (including the Series B Noteholders) to issue Series B convertible preferred shares for US$174,050 in March 2019. As a result, the outstanding Series B Notes included in current liabilities amounting to US$90,000 will be converted into the Company's Series B convertible preferred shares upon completion of the Series B Qualified Financing.

        Based on the above, management believes that the going concern basis of preparation is supported. Therefore, the consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Group be unable to continue as a going concern.

Use of estimates

        The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group's consolidated financial statements include, but are not limited to, allowance for doubtful accounts for accounts receivable and contract assets, provision of inventory obsolescence and slow-moving items, standalone selling prices of performance obligations in revenue contracts, the purchase price allocation with respect to business combinations, impairment of long-lived assets and goodwill, and the fair value of financial instruments. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

CLOUDMINDS INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value measurements

        Financial instruments of the Group primarily include cash and cash equivalents, short-term investments, accounts receivable, contract assets, bank loan, accounts payable, amounts due from related parties, equity investment, convertible notes, convertible preferred shares, and warrants. The short-term investments and equity investment are measured at fair value. The warrants are recorded at fair value as determined on the respective issuance dates and subsequently adjusted to the fair value at each reporting date. The convertible preferred shares were initially recorded at issue price net of issuance costs. The Company determined the fair values of the equity investment and warrants with the assistance of an independent third party valuation firm. The Company applies ASC 820, Fair Value Measurements and Disclosures ("ASC 820"), in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. The short-term investments are recorded at fair value based on quoted prices of similar products provided by banks at the end of each period, which are classified as Level 2 of fair value measurement The carrying values of the remaining financial instruments approximate their fair values due to their short-term maturities.

        ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

        Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

        Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

        Level 3—Unobservable inputs which are supported by little or no market activity.

        ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

CLOUDMINDS INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value measurements (Continued)

        Assets and liabilities measured at fair value on a recurring basis as of December 31, 2018 are summarized below:

	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	US$	US$	US$
Short-term investments	—	675	—
Equity investment	—	—	202
Warrants (note 11)	—	—	120,508

        Assets and liabilities measured at fair value on a recurring basis as of March 31, 2019 are summarized below:

	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	US$ (unaudited)	US$ (unaudited)	US$ (unaudited)
Short-term investments	—	671	—
Equity investment	—	—	269
Warrants (note 11)	—	—	171,020

        The Company has measured the equity investment in a PRC company, and warrants at fair values on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2018 and March 31, 2019. The significant unobservable inputs used in the fair value measurement and the corresponding impacts to the fair values are presented below:

			Estimation
Financial instrument	Valuation techniques	Unobservable inputs	December 31, 2018	March 31, 2019 (unaudited)
Equity investment	Market approach- guideline company method and Equity allocation model	Volatility for equity allocation	58.06%	57.33%
		Discount for lack of marketability	18.00%	15.50%
		IPO probability	15%	15%
Warrants	Black-Scholes option pricing model	Volatility for Black-Scholes option pricing model	54.42% - 58.88%	51.99% - 59.90%

CLOUDMINDS INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value measurements (Continued)

        The following table presents a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended March 31, 2019:

Equity investment
US$
Balance as of December 31, 2018	202
Unrealized gain	67

Balance as of March 31, 2019 (unaudited)	269

The amount of total gain for the three months ended March 31, 2019 included in losses	67

Warrants
US$
Balance as of December 31, 2018	(120,508)
Unrealized loss	(50,512)

Balance as of March 31, 2019 (unaudited)	(171,020)

The amount of total loss for the three months ended March 31, 2019 included in losses	(50,512)

        Unrealized gain and loss for the three months ended March 31, 2019 was recorded as "changes in fair value of financial instruments" in the interim condensed consolidated statements of comprehensive loss.

Unaudited pro forma shareholders' deficit and loss per share

        Pursuant to the Company's memorandum and articles of association, upon the completion of a public offering pursuant to a registration statement under the Securities Act of 1933, the public offering price of which is not less than two times the original Series A+ convertible preferred shares issue price, and US$30,000 in the aggregate ("Qualified IPO"), the outstanding convertible preferred shares will automatically be converted into ordinary shares. In addition, the Company will recognize a one-time share based compensation expense upon the satisfaction of the performance condition of a public offering pursuant to an effective registration statement on an established national or foreign securities exchange covering the offer and sale by the Company of its equity securities ("IPO") for the vested options and restricted share units ("RSU"). Unaudited pro forma shareholders' deficit as of March 31, 2019, as adjusted for the assumed conversion of the convertible preferred shares and its corresponding reclassification from mezzanine equity to shareholders' deficit, and one-time share based compensation

CLOUDMINDS INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Unaudited pro forma shareholders' deficit and loss per share (Continued)

expense reflected in additional paid-in capital, is set forth on the interim condensed consolidated balance sheet.

        The unaudited pro forma net loss per ordinary share is computed using the weighted-average number of ordinary shares outstanding as of March 31, 2019, and the assumed conversion of all of the Company's convertible preferred shares into ordinary shares upon the closing of the Company's Qualified IPO, as if it had occurred on January 1, 2019.

3. REVENUE

        The following table presents the Group's revenues from contracts with customers disaggregated by material revenue category:

	For the three months ended March 31,
	2018	2019
	US$ (unaudited)	US$ (unaudited)
Cloud Robot and Services:
Revenue from products recognized at a point in time	28	213
Revenue from services recognized over time	15	108

	43	321

Cloud AI Solutions:
Revenue from products recognized at a point in time	31,959	6,621
Revenue from services recognized over time	38	63

	31,997	6,684

Smart Devices recognized at a point in time	446	5,110
Others:
Revenue from services recognized over time	178	234

Revenue from third parties	32,664	12,349

        The transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at March 31, 2019 are related to Cloud Services and Solutions, which are as follows:

US$ (unaudited)
Within one year	346
More than one year	95

441

CLOUDMINDS INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

3. REVENUE (Continued)

Contract Balances

        Contract assets primarily relate to the Group's rights to consideration for work completed in relation to its services performed but not billed at the reporting date. For both periods presented, there was no impairment of the Group's contract assets. The contract assets are transferred to accounts receivable when the rights become unconditional. Contract liabilities relate to contracts where the Group received payments but has not yet satisfied the related performance obligations. The advance consideration received from customers for the services is a contract liability until services are provided to the customer.

        The following table provides information about contract assets and liabilities from contracts with customers:

	As at
	December 31, 2018	March 31, 2019
	US$	US$ (unaudited)
Contract assets (Note 4)	706	673
Deferred revenue and customer advances	8,320	9,020

        The increase in deferred revenue and customer advances as compared to the year ended December 31, 2018 is a result of the increase in consideration received from the Group's customers.

For the three months ended March 31, 2019
US$ (unaudited)
Revenue recognized from amounts included in contract liabilities at the beginning of the period	5,158

4. PREPAYMENTS AND OTHER CURRENT ASSETS

	December 31, 2018	March 31, 2019
	US$	US$ (unaudited)
Prepayments to suppliers	6,809	7,845
Other receivables	5,336	8,584
Contract assets (note 3)	706	673

	12,851	17,102

CLOUDMINDS INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

5. PROPERTY AND EQUIPMENT

	December 31, 2018	March 31, 2019
	US$	US$ (unaudited)
Furniture and fixtures	416	453
Machinery and network equipment	3,685	4,027
Computers	3,592	3,787
Purchased software	597	482
Leasehold improvements	2,289	2,395
Construction in progress	64	11

	10,643	11,155
Accumulated depreciation	(3,168)	(3,637)

	7,475	7,518

        Depreciation expense for the three months ended March 31, 2018 and 2019 was US$376 and US$533, respectively.

6. GOODWILL

US$
Balance as of December 31, 2018	4,008
Foreign exchange effect	64

Balance as of March 31, 2019 (unaudited)	4,072

7. BANK LOAN

        On April 27, 2018, the Group entered into a facility for an aggregate principal amount of HK$20,000,000 (US$2,548) with the Bank of China (Hong Kong branch). The maturity date of the facility is one year from the drawdown date. As of March 31, 2019, there were no drawdowns and the entire bank facility is unused.

        On October 24, 2018, the Group entered into a revolving facility with China Merchants Bank for an aggregate principal amount of RMB30,000,000 (US$4,470) to finance its working capital requirements bearing interest at approximately 5.00% per year. As of March 31, 2019, US$2,608 was outstanding under this facility. The maturity date of the facility is one year from the drawdown date and the remaining facility is unused as of March 31, 2019. The revolving facility expires on October 23, 2019. There are no commitment fees and conditions under which lines may be withdrawn associated with the Group's unused facilities.

CLOUDMINDS INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

        Accrued expenses and other current liabilities consist of the following:

	As of,
	December 31, 2018	March 31, 2019
	US$	US$ (unaudited)
Deferred government grants	908	912
Payroll payable	4,345	4,083
Other tax and surcharges payable	983	914
Purchase consideration for acquisition of non-controlling interests	385	—
Purchase consideration for business acquisition	1,900	1,900
Other payables	3,523	3,222

	12,044	11,031

9. TAXATION

        There were no provisions for income taxes because the Company and a majority of its consolidated entities are in a current loss position for the periods presented. The Company recorded a full valuation allowance against deferred tax assets of all its consolidated entities because all entities were in a cumulative loss position as of March 31, 2019.

        As of March 31, 2019, the Group had unrecognized tax benefits of US$771, all of which were offset against the deferred tax assets on tax losses carry forward. The Group does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months. As of March 31, 2019, unrecognized tax benefits of US$285, if ultimately recognized, will impact the effective tax rate. For the periods presented, the Group did not record any interest and penalties related to an uncertain tax position. In general, the tax authorities have three to seven years to conduct examinations of the tax filings of the Group's subsidiaries. Accordingly, the subsidiaries' tax years of 2015 through 2018 remain open to examination by the respective tax authorities.

CLOUDMINDS INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

10. CONVERTIBLE NOTES

        On June 28, 2018, the Company issued Series B Notes for an aggregate principal amount of US$50,000 to an investor. On March 7, 2019 and March 15, 2019, the Company issued additional Series B Notes for an aggregate principal amount of US$40,000 to Series B Noteholders.

        The key features of the Series B Notes are as follows:

Interest

        The Series B Notes bear no interest.

Conversion Features and Rates

        The Series B Notes shall be convertible into the Company's Series B convertible preferred shares ("Series B Preferred Shares") at the option of the holder upon completion of the Series B Qualified Financing. The number of Series B Preferred Shares to be issued upon such conversion shall be equal to the principal amount of the Series B Notes divided by the issue price of Series B Preferred Shares, and on the same terms and conditions as those applicable to the other purchasers.

Redemption

        The Series B Noteholders can choose to redeem the Series B Notes if:

  •
  the Series B Qualified Financing has not occurred; or

  •
  the Series B Noteholders cannot complete the overseas direct investment registration procedures promulgated by SAFE ("ODI approval")

Accounting for the Series B Notes

        The Series B Notes were initially classified as a current liability carried at amortized cost. As the Series B Notes will be share-settled by a number of shares with a fair value equal to a fixed settlement amount, the settlement is not viewed as a conversion feature but as a redemption feature because the settlement amount does not vary with the share price. The in-substance redemption feature did not require bifurcation because it is clearly and closely related to the debt host. Since there is no conversion feature embedded in the Series B Notes, no beneficial conversion feature ("BCF") was recorded. There are also no other embedded derivatives that are required to be bifurcated. In March 2019, the Series B Noteholders entered into definitive agreements to convert the outstanding Series B Notes into the Company's Series B convertible preferred shares upon completion of the Series B Qualified Financing.

11. WARRANTS

        On October 8, 2015 and January 6, 2016, respectively, the Company concurrently issued Series Seed convertible preferred shares ("Series Seed Preferred Shares") and related warrants to purchase up

CLOUDMINDS INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

11. WARRANTS (Continued)

to 41,101,657 and 6,200,000 of ordinary shares of the Company, respectively (collectively, "OS Warrants") to certain investors. The key features of the OS Warrants are as follows:

Exercise Period

        The OS Warrants are exercisable at any time from the issuance date. If not previously exercised, the OS Warrants shall expire on the fifth anniversary of the respective issuance date.

Exercise Price

        The exercise price shall be US$0.0001 per ordinary share.

Accounting for the OS Warrants

        The freestanding OS Warrants do not meet equity classification and are classified as current liabilities. The Company also evaluated the conversion feature and determined that there was no BCF. There are no other embedded derivatives that are required to be bifurcated. On issuance date, the OS Warrants were allocated with its full fair value from the proceeds received from the issuance of the Series Seed Preferred Shares, and are subsequently remeasured to fair value through earnings at each reporting date until the OS warrants are exercised or expire. For the three months ended March 31, 2018 and 2019, the Company recognized a loss from the increase in fair value of US$16,356 and US$50,512, respectively. The Company determined the value of the OS Warrants with the assistance of an independent third party valuation firm. As of March 31, 2019, all OS Warrants are outstanding.

12. CONVERTIBLE PREFERRED SHARES

        There were no new issuances of convertible preferred shares subsequent to the Series A Preferred Shares issuance on October 30, 2018. In addition, no BCF was recognized during the three months ended March 31, 2018 and 2019, respectively. As of March 31, 2019, the conversion ratio was one preferred share convertible into one ordinary share, and the liquidation preference amount was US$139,960.

CLOUDMINDS INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

13. RELATED PARTY TRANSACTIONS

a)
Related Parties

Name of Related Parties	Relationship with the Group
Borqs Technologies, Inc. ("BORQS")	Company over which the CEO has significant influence
SoftBank Robotics Group Corp ("Softbank")	Shareholder of the Group
FIH Limited	Entity controlled by a preferred shareholder of the Group
Shenzhen FuTaiHong Precision Industry Limited ("Futai")	Entity controlled by a preferred shareholder of the Group
ZhilianYunWang Technology Limited ("Zhilian")	Entity controlled by a preferred shareholder of the Group
b)
The Group had the following related party transactions:

	For the three months ended March 31,
	2018	2019
	US$ (unaudited)	US$ (unaudited)
Sale of Smart Devices to Zhilian	3	30
Procurement of robotic products from Softbank	126	—
R&D services received from BORQS	770	—
Sale of components to Futai*	—	1,963
Manufacturing services from Futai	589	4,300
Payment received from Softbank	—	98
Payment received from Futai	—	13,560

CLOUDMINDS INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

13. RELATED PARTY TRANSACTIONS (Continued)

c)
The Group had the following related party balances at the end of the periods:

	As of,
	December 31, 2018	March 31, 2019
	US$	US$ (unaudited)
Amounts due from related parties:
BORQS	4,276	4,276
Softbank	98	—
Futai*	32,677	20,585
Zhilian	96	102

	37,147	24,963

*
The Group utilizes outsourced manufacturers such as Futai, to manufacture Cloudminds, Inc. designed products. The Group may purchase product components from suppliers and sell those components to its outsourced manufacturers thereby creating receivable balances from the outsourced manufacturers. The Group does not reflect the sale of these components in revenue and does not recognize any profit on these component sales.

        All the balances with related parties as of March 31, 2019 were unsecured. All outstanding balances are also repayable on demand unless otherwise disclosed. No allowance for doubtful accounts was recognized for the amount due from related parties for the periods presented.

14. LOSS PER SHARE

        Basic and diluted loss per share for each of three months ended presented are calculated as follows:

	March 31, 2018	March 31, 2019
	US$ (unaudited)	US$ (unaudited)
Numerator:
Net loss attributable to ordinary shareholders—basic and diluted	(28,890)	(59,266)

Denominator:
Weighted average number of shares outstanding—basic and diluted	67,100,001	67,100,001

Basic and diluted loss per share	(0.43)	(0.88)

        For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable as the Company is in a net loss position and the participating securities do not have contractual rights and obligations to share in the losses of the Company. The outstanding share options and RSUs with performance conditions are considered contingently issuable shares because the exercisability event has not occurred, and therefore, were excluded from the computation of diluted loss per share for the periods presented. The effects of all outstanding Preferred Shares,

CLOUDMINDS INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

14. LOSS PER SHARE (Continued)

warrants and convertible notes to purchase ordinary or preferred shares were also excluded from the computation of diluted loss per share as their effects would be anti-dilutive during the periods presented.

15. UNAUDITED PRO FORMA NET LOSS PER SHARE

        The following table summarizes the unaudited pro forma net loss per share attributable to ordinary shareholders:

For the three months ended March 31, 2019
US$ (unaudited)
Numerator:
Net loss attributable to ordinary shareholders	(59,266)
Denominator:
Weighted average number of ordinary shares used in net loss per share attributable to ordinary shareholders—basic and diluted	67,100,001
Add: adjustment to reflect assumed effect of automatic conversion of the Preferred Shares	142,657,488

Pro forma weighted average number of shares outstanding—basic and diluted	209,757,489

Pro forma net loss per share attributable to ordinary shareholders—basic and diluted	(0.28)

        The effects of all outstanding Preferred Shares, warrants and convertible notes to purchase ordinary or preferred shares were also excluded from the computation of pro forma loss per share as their effects would be anti-dilutive during the periods presented.

16. RESTRICTED NET ASSETS

        Under PRC laws and regulations, there are restrictions on the Company's PRC subsidiaries and VIE with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid-in capital of the Company's PRC subsidiaries and the VIE, totaling approximately US$11,205 as of March 31, 2019.

CLOUDMINDS INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

17. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

        Future minimum payments under non-cancelable operating leases with initial terms in excess of one year consist of the following as of March 31, 2019 (unaudited):

US$ (unaudited)
Nine months ended December 31, 2019	3,160
2020	3,821
2021	2,674
2022	—
2023 and thereafter	—

9,655

        Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The Group's lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all executed with third parties. For the three months ended March 31, 2018 and 2019, total rental related expenses for all operating leases amounted to approximately US$1,177 and US$1,165, respectively.

Capital expenditure commitments

        The Group has commitments for the construction of leasehold improvements associated with its new office amounting to US$109 as of March 31, 2019. US$65, and US$44, are scheduled to be paid during the nine months ended December 31, 2019 and the year ended December 31, 2020, respectively.

Other

        Future minimum payments under a non-cancelable supplier arrangement with initial terms in excess of one year consist of the following as of March 31, 2019 (unaudited):

US$ (unaudited)
Nine months ended December 31, 2019	110
2020	890
2021	2,000
2022	—
2023 and thereafter	—

3,000

CLOUDMINDS INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data)

17. COMMITMENTS AND CONTINGENCIES (Continued)

Contingencies

        The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group's business, financial position or results of operations.

18. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

US$
Balance as of December 31, 2017	207
Foreign currency translation adjustments, net of tax of nil	443

Balance as of March 31, 2018 (unaudited)	650

Balance as of December 31, 2018	(3,342)
Foreign currency translation adjustment, net of tax of nil	1,458

Balance as of March 31, 2019 (unaudited)	(1,884)

        There have been no reclassifications out of accumulated other comprehensive income (loss) to net loss for the periods presented.

19. SUBSEQUENT EVENTS

        The Group has evaluated the impact of any events that have occurred subsequent to March 31, 2019, through May 16, 2019, which is the date these interim condensed consolidated financial statements were issued.

[Page intentionally left blank for graphics]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        [Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

        The post-offering amended and restated memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering provide that we shall indemnify our directors and officers (each an indemnified person) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person's own dishonesty, willful default or fraud, in or about the conduct of our company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

        Pursuant to the indemnification agreements the form of which is filed as Exhibit [10.2] to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

        The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide indemnification for us and our officers and directors for certain liabilities.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.]

ITEM 7.    RECENT SALES OF UNREGISTERED SECURITIES.

        During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Securities/Purchaser	Date of Sale or Issuance	Number of Securities	Consideration
Series A and A+ warrants
Anji Boye Investment Partnership (Limited Partnership)	May 6, 2016	7,032,299	US$	10,000,000
Changxing Youqing Investment Management Partnership (Limited Partnership)	September 30, 2016	7,032,299	US$	10,000,000
Anji Boye Investment Partnership (Limited Partnership)	December 16, 2016	3,516,150	US$	5,000,000
Nanfanghaichuang Fund (Shenzhen) Partnership Enterprise (Limited Partnership)	April 26, 2017	4,023,173	US$	6,000,000
Series A convertible promissory note
ZGC Capital Corporation	June 15, 2018	3,516,149	US$	5,000,000
Series B convertible promissory note

Anji Boye Investment Partnership (Limited Partnership), and its affiliate Lishui Boan Investment Partnership (Limited Partnership)         convertible promissory note convertible into the number of Series B preference to be issued equal to the principal amount of the notes divided by the issue price of Series B preference shares to be issued        US$50.0 million

Series A preference shares
Launcher International Holdings Co. Ltd	January 13, 2017	10,548,430	US$	15,000,000
SoftBank Group Capital Limited	April 14, 2017	24,944,048	US$	35,470,686
Venusense Investment Limited	April 30, 2017	7,032,299	US$	10,000,000
Original Technology Holding Limited	December 25, 2017	7,032,299	US$	0.0001 per share
ZGC US Fund, LP	June 15, 2018	3,516,149		conversion of convertible promisory note
Anji Boye Investment Partnership (Limited Partnership)	October 30, 2018	10,548,449	US$	0.0001 per share
Series A+ preference shares
Wisdom Gem Capital Management Limited	August 23, 2017	6,705,289	US$	10,000,000
SoftBank Group Capital Limited	November 9, 2017	1,584,058	US$	2,362,400
Wehitech Holding Limited	July 20, 2018	4,023,173	US$	0.0001 per share

ITEM 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibits

        See Exhibit Index beginning on page II-5 of this registration statement.

        The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of "materiality" that are different from "materiality" under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

        We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

Financial Statement Schedules

        Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.    UNDERTAKINGS.

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

          (4)   For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

    (i)
    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

    (ii)
    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

    (iii)
    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

    (iv)
    Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Cloudminds Inc.

Exhibit Index

Exhibit Number		Description of Document
1.1	*	Form of Underwriting Agreement

3.1		Third Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2	*	Form of Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (effective immediately prior to the closing of this offering)

4.1	*	Registrant's Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2	*	Registrant's Specimen Certificate for [Class A] Ordinary Shares

4.3	*	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder

4.4		Amended and Restated Investors' Rights Agreement between the Registrant and other parties thereto dated August 23, 2017

4.5		Right of First Refusal and Co-Sale Agreement between the Registrant and other parties thereto dated August 23, 2017

5.1	*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters

8.1	*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2	*	Opinion of Jingtian & Gongcheng regarding certain PRC tax matters (included in Exhibit 99.2)

10.1		2016 Share Plan

10.2	*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.3	*	Form of Employment Agreement between the Registrant and its executive officers

10.4	*	English translation of the Powers of Attorney between Cloudminds Inc. and shareholders of Cloudminds Shenzhen dated March 29, 2019

10.5	*	English translation of the Amended and Restated Equity Pledge Agreement among the WFOE of the Registrant, Cloudminds Shenzhen and shareholders of Cloudminds Shenzhen dated March 29, 2019

10.6	*	English translation of the Amended and Restated Exclusive Consulting and Services Agreement among the WFOE of the Registrant, Cloudminds Shenzhen and shareholders of Cloudminds Shenzhen dated March 29, 2019

10.7	*	English translation of the Amended and Restated Exclusive Purchase Option Agreement among the WFOE of the Registrant, Cloudminds Shenzhen and shareholders of Cloudminds Shenzhen dated March 29, 2019

10.8	*	English translation of the Amended and Restated Loan Agreements between the WFOE of the Registrant, Haitao Jiang, Bing Wang and Guanghua Yang dated March 29, 2019

Exhibit Number		Description of Document
10.9	*	English translation of form of Spousal Consent Letter of the spouse of a shareholders of Cloudminds Shenzhen

10.10	*	English translation of Sale and Purchase Agreement dated August 24, 2017 and Supplemental Agreement dated February 28, 2019 by and between Cloudminds and Guangzhou Jiesidu Energy Co., Ltd.

10.11	*	English translation of Sale and Purchase Framework Agreement dated August 24, 2017 and Supplemental Agreement dated December 1, 2018 by and between Cloudminds and Guangzhou Junyuelai International Trade Co., Ltd.

10.12	*	Master Purchase Agreement dated November 22, 2017 by and between Cloudminds and RED.com, LLC

10.13	*	English translation of Sale and Purchase Agreement dated July 9, 2018 and Supplemental Agreement dated July 16, 2018 by and between Cloudminds and Jingxie Technology Development (Tianjin) Co., Ltd.

10.14	*	English translation of Sale and Purchase Agreements dated August 15, 2018 and August 27, 2018 by and between Cloudminds and Hebei Far East Communication System Engineering Co., Ltd.

10.15	*	English translation of Sale and Purchase Agreements dated August 31, 2018 and September 30, 2018 and Supplemental Agreement dated October 8, 2018 by and between Cloudminds and Beijing Zhixin Microelectronics Technology Co., Ltd.

21.1	*	Principal Subsidiaries of the Registrant

23.1	*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm

23.2	*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3	*	Consent of Jingtian & Gongcheng (included in Exhibit 99.2)
24.1	*	Powers of Attorney (included on signature page)

99.1	*	Code of Business Conduct and Ethics of the Registrant

99.2	*	Opinion of Jingtian & Gongcheng regarding certain PRC law matters

99.3	*	Consent of Frost & Sullivan

*
To be filed by amendment.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on                        , 2019.

Cloudminds Inc.
By:
	Name:	William Xiao-Qing Huang
	Title:	Chairman of the Board of Directors and Chief Executive Officer

 POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints each of William Xiao-Qing Huang and Zhangliang (Richard) Tang as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the "Securities Act"), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the "Shares"), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the "Registration Statement") to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

William Xiao-Qing Huang	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	, 2019
Zhe (Robert) Zhang	Director	, 2019
Wenbiao Li	Director	, 2019
David Thévenon	Director	, 2019
Tian Luo	Director	, 2019
Zhangliang (Richard) Tang	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2019

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

        Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Cloudminds Inc. has signed this registration statement or amendment thereto in New York on                        , 2019.

Authorized U.S. Representative
By:
Name:
Title: